Form 20-F
period 2024-03-31
Ming Shing Group Holdings Ltd
filed 2024-08-26
CIK 1956166

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ____________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: [*]

Ming Shing Group Holdings Limited
(Exact name of Registrant as specified in its charter)
Cayman Islands
(Jurisdiction of incorporation or organization)

Ming Shing Group Holdings Limited 8/F, Cheong Tai Factory Building 16 Tai Yau Street San Po Kong, Kowloon Hong Kong
(Address of principal executive offices) Chi Ming Lam Ming Shing Group Holdings Limited 8/F, Cheong Tai Factory Building 16 Tai Yau Street San Po Kong, Kowloon Hong Kong +852 2370 3788
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0005 per share	MSW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants, each to purchase one ordinary share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2024: 11,250,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued By the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

ii

EXCHANGE RATE INFORMATION

The Company is a holding company with operations conducted in Hong Kong through its key operating Subsidiaries in Hong Kong, and their reporting currency is United States dollars while the Company’s functional currency is Hong Kong dollars. Translations of amounts from HK$ into US$ are solely for the convenience of the reader and were calculated at the pegged rate of US$1 = HK$ 7.8, being the mid-point of the convertibility zone of US$1 = HK$7.75 to 7.85. The Hong Kong Monetary Authority provides convertibility undertaking, under which the authority commits to sell Hong Kong dollars upon request by banks at the strong-side of US$1 = HK$7.75 and to buy Hong Kong dollars upon request by banks at the weak side of US$1 = HK$7.85, as to maintain currency stability of the Hong Kong dollar at around US$1 = HK$7.80. No representation is made that the HK$ amount represents or could have been, or could be converted, realized or settled into US$ at that rate, or at any other rate.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve risks and uncertainties, such as statements related to future events, business strategy, future performance, future operations, backlog, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. All statements other than statements of historical fact may be forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are often, but not always, identified by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” and similar expressions or their negative. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on management’s belief, based on currently available information, as to the outcome and timing of future events. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed in such forward-looking statements. When evaluating forward-looking statements, you should consider the risk factors and other cautionary statements described in the section titled “Item 3.D. Risk Factors.” We believe the expectations reflected in the forward-looking statements contained in this Annual Report are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward-looking statements should not be unduly relied upon.

Important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements include, but are not limited to:

●	our business and operating strategies and plans of operation;
●	the amount and nature of, and potential for, future development of our business;
●	our Company’s dividend distribution plans;
●	the regulatory environment as well as the general industry outlook for the industry in which we operate;
●	future developments in the industry in which we operate; and
●	the trend of the economy of Hong Kong and the world in general.

These factors are not necessarily all of the important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements. Other unknown or unpredictable factors could also cause actual results or events to differ materially from those expressed in the forward-looking statements. Our future results will depend upon various other risks and uncertainties, including those described in the section titled “Risk Factors.” All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date on which any such statement is made, whether as a result of new information, future events or otherwise.

COMMONLY USED DEFINED TERMS

Unless otherwise indicated or the context requires otherwise, references in this Annual Report to:

●	“Amended Memorandum and Articles” refers to our second amended and restated memorandum and articles of association effective on July 29, 2024;

●	“Annual Report” refers to this annual report on Form 20-F;

●	“China” or the “PRC” refers to the People’s Republic of China;

●	“Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Frost & Sullivan” refers to Frost & Sullivan Limited, an independent market research agency, which is an independent third party;

●	“Government” refers to the government of Hong Kong;

●	“Hong Kong” refers to Hong Kong Special Administrative Region, People’s Republic of China;

●	“Offering” refers to the initial public offering of Ming Shing Group Holdings Limited;

●	“Operating Subsidiaries” refers to MS (HK) Engineering Limited and MS Engineering Co., Limited;

●	“our Group” or “the Group” refers to Ming Shing Group Holdings Limited and its subsidiaries;

●	“Ordinary Shares” refers to our ordinary shares, par value $0.0005 per share;

●	“PRC Counsel” refers to China Commercial Law Firm;

●	“SEC” refers to the U.S. Securities and Exchange Commission;

●	“shares”, “Share” or “Ordinary Shares” refers to the ordinary shares of Ming Shing Group Holdings Limited, with par value of $0.0005 each;

●	“we”, “us”, “our Company”, “our” or “the Company” refers to Ming Shing Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and in the context of describing its operation and business, its subsidiaries;

●	“H.K. dollar”, “H.K. dollars”, or “HK$” refers to the legal currency of Hong Kong; and

●	“U.S. dollar”, “U.S. dollars”, “dollars”, “USD”, “US$” or “$” refers to the legal currency of the United States.

Our business is conducted by our indirectly wholly-owned Operating Subsidiaries in Hong Kong, using H.K. dollars, the currency of Hong Kong. Our audited consolidated financial statements and unaudited condensed consolidated financial statements are presented in U.S. dollars. In this Annual Report, we refer to assets, obligations, commitments, and liabilities in our audited consolidated financial statements and unaudited condensed consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of H.K. dollars to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

INTRODUCTION

We are an exempted company incorporated under the laws of the Cayman Islands on August 2, 2022. As a holding company with no material operations of our own, we conduct our business through our wholly-owned Hong Kong Operating Subsidiaries, MS (HK) Engineering Limited, incorporated in Hong Kong on October 12, 2012, and MS Engineering Co., Limited (“MSE”). MS (HK) Engineering Limited, incorporated in Hong Kong on March 27, 2019. We mainly engage in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works. We are an established wet trade works subcontractor with, according to Frost & Sullivan, a market share of approximately 0.4% in 2021. Through the continued effort of our management, our total revenue increased from US$14,383,980 for the fiscal year ended March 31, 2022 to US$21,868,220 for the fiscal year ended March 31, 2023, and further to US$27,572,692 for the year ended March 31, 2024. MS (HK) Engineering Limited is a registered specialist trade contractor under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council and undertakes both private and public sector projects, while MS Engineering Co., Limited mainly focuses on private sector projects.

We have applied to list our Ordinary Shares for trading on Nasdaq under the trading symbol “MSW.”

We are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our financial statements appearing in this Annual Report are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

As the Company is a holding company with operations conducted in Hong Kong through its key operating Subsidiaries in Hong Kong, the reporting currency is United States dollars while the Company’s functional currency is Hong Kong dollars. Translations of amounts from HK$ into US$ are solely for the convenience of the reader and were calculated at the pegged rate of US$1 = HK$ 7.8, being the mid-point of the convertibility zone of US$1 = HK$7.75 to 7.85. The Hong Kong Monetary Authority provides convertibility undertaking, under which the authority commits to sell Hong Kong dollars upon request by banks at the strong-side of US$1 = HK$7.75 and to buy Hong Kong dollars upon request by banks at the weak side of US$1 = HK$7.85, as to maintain currency stability of the Hong Kong dollar at around US$1 = HK$7.80. No representation is made that the HK$ amount represents or could have been, or could be converted, realized or settled into US$ at that rate, or at any other rate.

Statements made in this Annual Report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we file any of these documents as an exhibit to this Annual Report, you may read the document itself for a complete description of its terms.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider all the information in this Annual Report, including various changing regulatory, competitive, economic, political and social risks and conditions described below, before making an investment in our Ordinary Shares. One or more of a combination of these risks could materially impact our business, results of operations and financial condition. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investments.

The risk factors outlined below are not a definitive list of all risk factors associated with an investment in our ordinary Shares. Additional risks and uncertainties not presently known to us, or which we currently deem not to be material, may also have a material adverse effect. Prospective investors and shareholders should consider carefully all of the information set out in this Annual Report and the risks attaching to an investment in us before making any investment decision and consult with their own professional advisors where necessary.

The risks and uncertainties described in this Annual Report are those the Company currently believes to be material, but they are not the only ones it faces. If any of the following risks, or any other risks and uncertainties that the Company has not yet identified or that it currently considers not to be material, actually occur or become material risks, the Company’s business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our Ordinary Shares could be materially and adversely affected.

Risks Related to Our Corporate Structure

We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash.

Ming Shing Group Holdings Limited is a holding company, and we rely on dividends and other distributions on equity paid by the Operating Subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur.

Our board of directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors.

We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of the Operating Subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our British Virgin Islands subsidiary, MS (HK) Construction Engineering Limited, and our Hong Kong Operating Subsidiaries.

According to the BVI Business Companies Act 2004 (as amended), a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, such company’s liabilities do not exceed its assets and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from Ming Shing Group Holdings Limited to our Operating Subsidiaries or our Operating Subsidiaries to Ming Shing Group Holdings Limited, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering them worthless.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our operating subsidiaries and any changes in such laws and regulations and interpretations may impair our ability to operate profitably, which could result in a material negative impact on our operations and/or the value of our Ordinary Shares.

Although we have direct ownership of our operating entities in Hong Kong and currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with our Operating Subsidiaries, being based in Hong Kong and having all of its operations to date in Hong Kong. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a company such as our Operating Subsidiaries and Ming Shing Group Holdings Limited, given the substantial operations of our Operating Subsidiaries in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event that we or our Operating Subsidiaries were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Operating Subsidiaries might be subject to fines, experienced evaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. Our organizational structure involves risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our Operating Subsidiaries’ operations and/or a material change in the value of our Ordinary Shares, including the risk that such event could cause the value of such securities to significantly decline or become worthless. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in mainland China and controlled by companies or individuals of mainland China to obtain the approval of the China Securities Regulatory Commission, or CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on December 24, 2021, the CSRC released the Administrative Regulations of the State Council Concerning the Oversea Issuance of Security and Listing by Domestic Enterprise (Draft for Comments) (the “Draft Administrative Regulations”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively the “Draft Rules on Overseas Listing”, for public opinion.

Ming Shing Group Holdings Limited is a holding company incorporated in the Cayman Islands with operating entities based in Hong Kong, as of the date of this Annual Report, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong, with our chief executive officer, chief financial officer and all members of the board of directors of Ming Shing Group Holdings Limited are based in Hong Kong are not mainland China citizens and all of our revenues and profits are generated by our subsidiaries in Hong Kong and we have not generated any revenues or profits in mainland China. Additionally, we do not intend to operate in mainland China in the foreseeable future. As such, we do not believe we would be subject to the M&A Rules, or would be required to file with the CSRC under the Trial Measures. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).Therefore, as confirmed by our PRC counsel, Chinese Commercial Law Firm, as of the date of this Annual Report, the CSRC’s approval or review is not required for the listing and trading of our Ordinary Shares in the U.S. exchange as provided under the M&A Rules and the Trial Measures.

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021,the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

In addition, on December 28, 2021, the Measures were published and became effective on February 15, 2022, and require that, among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and which further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. The publication of the Measures indicates greater oversight by the CAC over data security, which may impact our business and the Company’s initial public offering in the future. As of the date of this Annual Report, our Hong Kong Operating Subsidiaries do not have any mainland China individuals as clients. However, our Operating Subsidiaries may collect and store certain data (including certain personal information) from its customers for “Know Your Customers” purposes, which may include mainland China individuals in the future. As of the date of this Annual Report, as confirmed by our PRC counsel, China Commercial Law Firm, we do not expect the Measures to have an impact on our business, operations or the Company’s initial public offering to subject us or our Hong Kong Operating Subsidiaries to permission requirements from the CAC or any other government agency that is required to approve our subsidiaries’ operations, as we do not believe that we will be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) all of our subsidiaries’ operations are conducted by our Hong Kong subsidiaries which currently solely serve the Hong Kong local market, we currently have no operations in mainland China; (ii) we do not have or intend to have any subsidiary nor do we have or intend to establish a VIE structure with any entity in mainland China and the Measures remain unclear whether they shall be applied to a company like us; (iii) as of date of this Annual Report, we have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor do we entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China; (iv) as of the date of this Annual Report, we have not been informed by any PRC governmental authority of any requirement that we must file for a cybersecurity review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our subsidiaries’ business operations and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and our subsidiaries might be covered by permission from the CAC or any other government agency that is required to approve our subsidiaries’ operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains highly uncertain what the potential impact such modified or new laws and regulations will have on our subsidiaries’ daily business operations, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete the initial public offering or cause the value of our Ordinary Shares to significantly decline or become worthless.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. However, since the Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. If the filing procedure with the CSRC under the Trial Measures is required for the initial public offering and any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. Any failure to complete such filings may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises or the Confidentiality Provisions, which came into effect on March 31, 2023. The Confidentiality Provisions require that, among other things, (1) a domestic company that conduct overseas offering and listing both directly and indirectly should institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations；(2) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; (3) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfil relevant procedures stipulated by applicable national regulations; (4) where a domestic company, after fulfilling relevant procedures, provides to securities companies, securities service providers and other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that will be detrimental to national security or public interest if leaked, a non-disclosure agreement shall be signed between the provider and receiver of such information; and (5) domestic companies, securities companies or securities service providers that discover any leakage or possible leakage of state secrets, working secrets of government agencies or any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall immediately take remedies and report to relevant state organs and units.

As of the date of this Annual Report, we are advised by Hong Kong counsel, David Fong & Co., that we are not required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

As confirmed by our PRC Counsel, China Commercial Law Firm, based on their understanding of the PRC laws and regulations currently in effect, as of the date of this Annual Report, neither we nor our Operating Subsidiaries, is subject to the M&A Rules, the Trial Measures, the Confidentiality Provisions, the Measures or the regulations or policies that have been issued by the CSRC or the CAC as of the date of this Annual Report, nor are we currently covered by permission requirements from the CSRC, the CAC or any other PRC governmental agency that is required to approve our listing on the U.S. exchanges and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CAC to date, we believe that we are currently not required to be compliant with such regulations and policies issued by the CAC as of the date of this Annual Report. Further, as of the date of this Annual Report, neither we nor our Operating Subsidiaries has ever applied for any such permission or approval, as we currently are not subject to the M&A Rules or the regulations and policies issued by the CAC. Notwithstanding the above opinion, our PRC Counsel has further advised us that uncertainties exist as to how the M&A Rules and, the Trial Measures and the Confidentiality Provisions will be interpreted and implemented by Chinese regulators and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules and, the Trial Measures and the Confidentiality Provisions. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approvals are required for our offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. Moreover, if there is significant change to the applicable laws, regulations, or interpretations change, that require us to obtain approvals from the CSRC or other PRC regulatory agencies on, among others, the M&A Rules, the Trial Measures and the Confidentiality Provisions at any stage, including but not limited, upon the completion of the Company’s initial public offering, in the future, and, if in such event, we or our Hong Kong subsidiaries (i) do not receive or maintain the approval, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) are required to obtain such permissions or approvals in the future if applicable laws, regulations, or interpretations change, or (iv) are denied permission from the CSRC or any other PRC regulatory agencies, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of investors and cause the value of Ordinary Shares to significantly decline or be worthless.

Substantially all of our operating subsidiaries’ operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of the operating subsidiary and/or the value of our Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Given the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline or be worthless. Additionally, any further control over offerings conducted overseas and/or foreign investment impacting our subsidiary in Hong Kong by the Hong Kong government could result in a material change in our operating subsidiaries’ operations, financial performance and/or the value of our Ordinary Shares or impair our ability to raise money.

If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government, including the Cybersecurity Review Measures, the PRC Personal Information Protection Law and the Trial Measures have already indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. We could be subject to approval or review by Chinese regulatory authorities to pursue the Company’s initial public offering. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Risks Related to Our Business and Industry

Our performance depends on market conditions and trends in the wet trades works industry and if there is any slowdown (in terms of transaction volume and price) of the property market in Hong Kong, the availability of wet trades works projects in Hong Kong may decrease significantly.

For the fiscal years ended March 31, 2024, 2023 and 2022, the majority of our revenue was derived from wet trades works in Hong Kong. The future development of the wet trades works industry and the availability of wet trades works projects in Hong Kong largely depend on the continued development of the property market in Hong Kong. The nature, extent and timing of available wet trades works projects will be determined by an interplay of a variety of factors, including the Government’s policies on the property market in Hong Kong, its land supply and public housing policy, the investment of property developers and the general conditions and prospects of Hong Kong’s economy. These factors may affect the availability of wet trades works projects in Hong Kong.

If there is any slowdown (in terms of transaction volume and price) of the property market in Hong Kong, there is no assurance that the availability of wet trades works projects in Hong Kong would not decrease significantly and our business and financial position and prospect may be adversely and materially affected.

Our revenue is mainly derived from projects which are non-recurrent in nature and there is no guarantee that our customers will provide us with new businesses.

Our revenue is typically derived from projects which are non-recurrent in nature and our customers are under no obligation to award projects to us. For the fiscal years ended March 31, 2024, 2023 and 2022, we secured new businesses mainly through invitation for tender by customers. There is no assurance that we will be able to secure new contracts in the future. Accordingly, the number and scale of projects and the amount of revenue we are able to derive therefrom may vary significantly from period to period, and it may be difficult to forecast the volume of future business. In the event that we fail to secure new contracts or there is a significant decrease in the number of tender invitations or contracts available for bidding in the future, our business, financial position and prospects could be materially and adversely affected.

Our cost of revenue has historically fluctuated. If we experience any significant increase in cost of revenue, our gross profit margin might decrease and our business operations and financial position might be materially and adversely affected.

Our revenue is typically derived from projects, with each contract sum being determined with reference to tender price that are formulated based on a certain mark-up over our estimated costs. Pricing of our services is determined on a case-by-case basis and is dependent on various factors, which generally include (i) the scope of services; (ii) the price trend for the types of subcontracting services as well as the materials and tools required; (iii) the complexity and the location of the project; (iv) the estimated quantity and type of equipment required; (v) the completion time requested by our customers; and (vi) the availability of human and financial resources. We will review the cost budget from time to time. If the actual cost is higher than originally budgeted, it may reduce our profit margin and affect our financial performance. If we fail to keep the costs within the initial budget, our business operation and financial results may be adversely affected.

The total actual value of work done may differ from the original estimated contract sum stated in our contracts with customers.

Our customers may request additional, reduction or alteration of works beyond the scope of the contract during project implementation by placing variation orders with us. The aggregate amount of revenue that we are able to derive from a project may be different from the original estimated contract sum specified in the relevant contract due to variation orders placed by our customers. As such, there is no assurance that the amount of fees and charges as finally agreed with our customers would be sufficient to recover our costs incurred or provide us with a reasonable profit margin or the amount of revenue derived from our projects will not be substantially different from the original estimated contract sum as specified in the relevant contracts and our financial condition may be adversely affected by any decrease in our revenue as a result of variation orders although the Company periodically reviews the status of our projects. As a result, there is no assurance that our revenue and profit margin in the future will remain at a level comparable to those recorded during the fiscal years ended March 31, 2024, 2023 and 2022.

Any material inaccurate cost estimation or cost overruns may adversely affect our financial results.

When determining our tender price, our management would estimate the time and costs involved in a project taking into account (i) the scope of works; (ii) the price trend for the types of subcontracting services as well as materials required; (iii) the complexity and the location of the project; (iv) the estimated number and types of equipment required; (v) the completion time requested by customers; and (vi) the availability of our labor and financial resources.

There is no assurance that the actual amount of time and costs incurred during the performance of our projects would not exceed our estimation. The actual amount of time and costs incurred in completing a project may be adversely affected by many factors, including unforeseen site conditions, adverse weather conditions, accidents, non-performance by our subcontractors, unexpected significant increase in costs of materials agreed to be borne by us, unexpected increase in the amount of rectification works requested by our customers and other unforeseen problems and circumstances. Any material inaccurate estimation in the time and costs involved in a project may give rise to delays in completion of works and/or cost overruns, which in turn may materially and adversely affect our financial condition, profitability and liquidity. We typically bear the risk of delays and cost overruns in our projects and we are generally unable to pass these costs to our customers.

If we do not comply with certain laws, we could be suspended or debarred from contracting, which could have a material adverse effect on our business.

Various statutes to which our operations are subject, such as Factories and Industrial Undertakings Ordinance (Cap. 59 of the Laws of Hong Kong), Construction Site (Safety) Regulations (Cap. 59I of the Laws of Hong Kong), Factory and Industrial Undertakings (Safety Officers and Safety Supervisors) Regulations (Cap. 59Z of the Laws of Hong Kong), Factories and Industrial Undertakings (Safety Management) Regulations (Cap. 59AF of the Laws of Hong Kong) and Occupational Safety and Health Ordinance (Cap. 509 of the Laws of Hong Kong), which deal with the health and safety during the construction process and various other statutes provide for discretionary suspension and/or debarment in certain circumstances.

The scope and duration of any suspension or debarment may vary depending upon the facts of a particular case and the statutory or regulatory grounds for debarment. Any suspension or debarment from contracting will have a material adverse effect on our financial condition, results of operations or liquidity.

Unsatisfactory performance by our subcontractors or unavailability of subcontractors may adversely affect our operation and profitability.

We focus on the role of project management and supervision in carrying out our projects and we generally engage subcontractors to perform part of the site works under our supervision. In order to control and ensure the quality and progress of the works of our subcontractors, we select subcontractors based on their quality of services, qualifications, skills and technique, prevailing market price, delivery time, availability of resources in accommodating our requests and reputation. There is no assurance that the work quality of our subcontractors can always meet our requirements. We may be affected by the non-performance, inappropriate or poor quality of works rendered by our subcontractors. Such events could impact upon our profitability, financial performance and reputation. In addition, there is no assurance that we will always be able to secure services from suitable subcontractors when required, or be able to negotiate acceptable fees and terms of service with subcontractors. In such event, our operation and financial position may be adversely affected.

In the event that our subcontractors fail to follow the safety guidelines and other requirements imposed by our customers, we may be liable to pay to our customers the expenses and penalties incurred by them. Although we are entitled to be compensated by our subcontractors in relation to such penalties under the subcontracting agreement, we may not be able to claim from such subcontractors in order to maintain a stable relationship with our major subcontractors. In such event, we may be subject to additional costs and penalties incurred by our subcontractors in relation to their failure to comply with the safety procedures and other requirements imposed by our customers.

We depend on third parties for supply of materials to operate our business.

We purchase materials from our suppliers for the provision of our services. The major types of materials sourced from our suppliers included Portland cement, hydraulic lime, concrete blocks, aggregates and sand. We cannot assure you that our favorable working relationships with our suppliers will continue in the future. In addition, there have historically been periods of supply shortages in our industry.

The inability to purchase materials could severely impact our business. If our suppliers experience price increases or disruptions to their business, such as labor disputes, supply shortages or distribution problems, our business, financial condition, results of operations, liquidity and cash flows could be materially and adversely affected.

We may not be able to compete favorably in our highly competitive industry.

Some of our competitors may have certain advantages, including but not limited to having long operating history, better financing capabilities and well developed technical expertise. New participants may wish to enter the industry provided that they have the appropriate skills, local experience, necessary equipment, capital and they are granted the requisite licenses or approvals by the relevant regulatory bodies. Any significant increase in competition may result in lower operating margins and loss of market share, which may adversely affect our profitability and operating results.

During the fiscal years ended March 31, 2024, 2023 and 2022, our five largest customers accounted for a significant portion of our total revenue.

A significant portion of our revenue was derived from a limited number of customers. Our five largest customers for the fiscal years ended March 31, 2024, 2023 and 2022 accounted for approximately 91.7%, 93.4% and 92.8% of our revenue in the corresponding periods, respectively. In particular, one of our top customers contributed approximately 62.2%, 42.1% and 23.6% of our total revenue for the fiscal years ended March 31, 2024, 2023 and 2022. We were engaged by our customers on a project-by-project basis. There is no assurance that we will continue to obtain contracts from our major customers in the future. If there is a significant decrease in the number of projects awarded by our major customers, and we are unable to secure suitable projects of a comparable size and quantity as replacements from other customers, our financial condition and operating results would be materially and adversely affected.

Environmental, health and safety laws and regulations and any changes to, or liabilities arising under, such laws and regulations could have a material adverse effect on our financial condition, results of operations and liquidity.

Our operations are subject to stringent and complex laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations applicable to our operations, including: the acquisition of a permit or other approval before conducting regulated activities; the restriction of the types, quantities and concentration of materials that can be released into the environment; the limitation or prohibition of activities on certain lands lying within wilderness, wetlands, and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from our operations.

A number of government authorities have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve difficult and costly compliance measures or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil, or criminal penalties, natural resource damages, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining, or be unable to obtain, required permits, which may delay or interrupt our operations and limit our growth and revenue.

Certain environmental laws impose strict liability (i.e., no showing of “fault” is required) or joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly owned or operated by us or third-party facilities that received waste generated by our operations regardless of whether such contamination resulted from the conduct of others or from the consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. Furthermore, the existence of contamination at properties we own, lease or operate could result in increased operational costs or restrictions on our ability to use those properties as intended.

In certain instances, citizen groups also have the ability to bring legal proceedings against us if we do not comply with environmental laws or challenge our ability to receive environmental permits that we need to operate. In addition, claims for damages to persons or property, including natural resources, may result from our operations’ environmental, health, and safety impacts. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. Moreover, public interest in protecting the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to our industry could continue, resulting in increased costs of doing business and consequently affecting profitability.

We may not be able to implement our business plans effectively to achieve future growth.

Our expansion plan is based upon a forward-looking assessment of market prospects of the wet trades works industry in Hong Kong and there is no assurance that such assessment will always turn out to be correct or that it will be able to grow our business as planned. Expansion plans may be affected by a number of factors beyond our control. Such factors include, but are not limited to, changes in economic conditions in Hong Kong, changes in supply and demand for our wet trades works services and government regulations in relation to the wet trades works industry. Our future growth depends on our ability to improve our administrative, technical and operational infrastructure. As the business expands, we may encounter a range of difficulties in managing our business, such as difficulties (i) generating sufficient liquidity internally or obtaining external financing for capital needs, and (ii) allocating its resources and managing its relationships with a growing number of customers, suppliers and other business partners. There can be no assurance that future growth will materialize or that we will be able to manage future growth effectively, and failure to do so would have a material adverse effect on our business, financial position and results of operations.

Our continued success requires us to hire, train and retain qualified personnel and subcontractors in a competitive industry.

The success of our business depends upon our ability to attract, train and retain qualified, reliable personnel, including, but not limited to, our executive officers and key management personnel, such as Mr. Chi Ming Lam. Additionally, the successful operation of our business depends upon project management personnel, other employees and qualified subcontractors who possess the necessary and required experience and expertise and who will perform their respective services at a reasonable and competitive rate. Competition for these and other experienced personnel is intense. As a result, it may be difficult to attract and retain qualified individuals with the requisite expertise and in the timeframe demanded by our clients.

In addition, the cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. For example, the uncertainty of contract award timing can present difficulties matching our workforce size with our contracts. If an expected contract award is delayed or not received, we could incur costs resulting from excess staff or redundancy of facilities that could have a material adverse impact on our business, financial conditions and results of operations.

Failure to complete our projects on a reliable and timely basis could materially affect our reputation, our financial performance or may subject us to claim.

The contracts with our customers generally contain a liquidated damages clause under which we are liable to pay liquidated damages to our customers if we are unable to deliver or perform the contractual works within the time specified in the contract. Liquidated damages are generally determined on the basis of a fixed sum per day.

Delay in a project may occur from time to time due to various unforeseen factors such as shortage of manpower, delays by subcontractors, industrial accidents, and delay in delivery of materials. If there is any delay on our part in completion of a project, we may be liable to pay liquidated damages under the contract. There is no assurance that there will not be any delay in our existing and future projects resulting in claims in relation to liquidated damages, which in turn will have adverse impact on our reputation, business, financial condition and results of operations.

Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses which may not be covered by insurance.

Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may be inadequate or unavailable to cover all losses or liabilities we may incur in our operations.

Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of unreported incidents, and our safety programs’ effectiveness. If we were to experience insurance claims or costs above our estimates, we may be required to use working capital to satisfy these claims rather than using working capital to maintain or expand our operations.

Certain data and information in this Annual Report were obtained from third-party sources and were not independently verified by us.

We engaged Frost & Sullivan to prepare a commissioned industry report that analyzes the Hong Kong construction industry. Information and data relating to the Hong Kong construction industry were derived from Frost & Sullivan’s industry report. Statistical data included in the Frost & Sullivan report also include projections based on a number of assumptions. The construction industry may not grow at the rate projected by market data, or at all. Any failure of the Hong Kong construction industry to grow at the projected rate may have a material adverse effect on our business and the market price of our Ordinary Shares. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We have not independently verified the data and information contained in the Frost & Sullivan report or any third-party publications and reports Frost & Sullivan has relied on in preparing its report. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ongoing ability to generate cash is important for funding our continuing operations, making acquisitions and servicing our indebtedness. To the extent that existing cash balances and cash flow from operations, together with borrowing capacity are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions and conditions in our business and our operating results. Those factors may affect our efforts to arrange additional financing on terms acceptable to us.

Furthermore, if global economic, political or other market conditions adversely affect the financial institutions that provide credit to us, it is possible that our ability to draw upon credit facilities may be impacted. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges, resulting in loss of market share, each of which could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

We are subject to credit risk in relation to the collectability of our trade receivables and contract assets.

A contract asset represents our right to consideration from customers in exchange for the provision of wet trades works that we have transferred to the customers that is not yet unconditional. Contract assets arise when we have provided the wet trades works under the relevant contracts but the works have yet to be certified by architects, quantity surveyors or other representatives appointed by the customers and/or our right to payment is still conditional on factors other than passage of time. Any amount previously recognized as a contract asset is reclassified to trade receivables at the point when our right to payment becomes unconditional other than passage of time.

There is no assurance that we will be able to bill all or any part of contract assets for our services completed according to the payment terms of the contracts and there is no assurance that the retention monies will be released by our customers to us on a timely basis and in full accordingly. Further, there can be no assurance that our customers will settle our invoices on time and in full. In the event that we are unable to collect a substantial portion of our trade receivables within the payment terms or at all, our cash flows and financial positions will be adversely affected. Any difficulty in collecting a substantial portion of our trade receivables and contract assets could materially and adversely affect our cash flows and financial positions.

We are a holding company whose principal source of operating cash is the income received from our Operating Subsidiaries.

We are dependent on the income generated by our Operating Subsidiaries in order to make distributions and dividends on the shares. The amount of distributions and dividends, if any, which may be paid to us from our Operating Subsidiaries will depend on many factors, including such subsidiaries’ results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, and other factors which may be outside our control. If our Operating Subsidiaries do not generate sufficient cash flow, we may be unable to make distributions and dividends on the shares.

Our significant shareholder has considerable influence over our corporate matters.

Mr. Chi Ming Lam beneficially owns and controls 11,250,000 Ordinary Shares that correspond to 100% of our issued and outstanding Ordinary Shares. Mr. Chi Ming Lam holds considerable influence over corporate matters requiring shareholder approval and will independently control the operations of the Company, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

Our significant shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our significant shareholder has considerable influence over our corporate matters, his interests may differ from the interests of our company as a whole. The shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholder and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If we fail to promote and maintain our brand effectively and cost-efficiently, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Successful promotion of our brand and our ability to attract customers depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. Our future marketing efforts will likely require us to incur additional expenses. These efforts may not result in increased revenue in the immediate future or at all and, even if they do, any increase in revenue may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Events such as epidemics, natural disasters, adverse weather conditions, political unrest and terrorist attacks could significantly delay, or even prevent us from completing, our projects.

Our operations are subject to uncertainties and contingencies beyond our control that could result in material disruptions in our operations and adversely affect our business. These include epidemics, natural disasters, fire, adverse weather conditions, political unrest, wars and terrorist attacks. Any such events could cause us to reduce or halt our operation, adversely affect our business operation, increase our costs and/or prevent us from completing our projects, any one of which could materially and adversely affect our business, financial condition and results of operations.

In such an event, our business operations may also be severely disrupted due to a negative impact on investor confidence and risk appetites, the fund-raising activities of issuers and proposed listing applicants, the macroeconomic conditions as well as the financial conditions in Hong Kong. Our business operations, financial condition as well as our fund-raising activities as contemplated by this Annual Report may be materially and adversely affected as a result.

Failure to maintain safe construction sites and/or implement our safety management system may lead to the occurrence of personal injuries, property damages, fatal accidents or suspension or non-renewal of our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council.

Due to the nature of works in construction sites, risks of accidents or injuries to workers are inherent. Notwithstanding our occupational health and safety measures that are required to be followed by our employees and employees of our subcontractors, accidents leading to personal injuries, property damages and/or fatal accidents remain an inherent risk at work sites. There is no assurance that there will not be any violation of our safety measures or other related rules and regulations by our employees or employees of our subcontractors. Any such violation may lead to higher probability of occurrences, and/or increased seriousness, of personal injuries, property damages and/or fatal accidents at work sites, which may materially and adversely affect our business operations as well as our financial position to the extent not covered by insurance policies. Also, failure to maintain safe construction sites and/or to implement safety management measures resulting in the occurrence of serious personal injuries or fatal accidents may lead to negative publicity and/or suspension or non-renewal of our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council, which in turn adversely affect our reputation, financial position and results of operation.

In addition, any personal injuries and/or fatal accidents to our employees and employees of our subcontractors may lead to claims or other legal proceedings against us. Any such claims or legal proceedings could adversely and materially affect our financial position to the extent not covered by insurance policies. Also, notwithstanding the merits of any such claims or legal proceedings, we need to divert management resources and incur extra costs to handle these matters. Any such claims or legal proceedings could therefore have a material and adverse impact on our business operations.

Although the risks of accidents or injuries to workers are inherent due to the nature of works in the construction industry, such accident record may adversely affect our industry reputation, which may in turn affect our prospect of receiving tender invitations from potential new customers or being awarded with future tenders from both our existing and potential new customers. Furthermore, we may have to incur additional costs to strengthen our safety management measures, such as recruiting additional safety supervision staff, which may have an adverse impact on our profitability.

There is no assurance that we will be able to renew our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council.

Subcontractors engaged under public sector projects initiated by the Government are generally required to possess registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council. Renewal of registration under the Registered Specialist Trade Contractors Scheme is required every three or five years and is generally subject to certain technical and relevant industry experience requirements. There is no assurance that we will be able to renew such registration every time in the future. In the event of non-renewal of such registration, our reputation, our ability to obtain future businesses, and our business and financial position and prospects could be materially and adversely affected.

We may be a party to legal proceedings from time to time and we cannot assure you that such legal proceedings will not have a material adverse impact on our business. In particular, there may be potential employees’ compensation claims and personal injury claims.

We may be involved in claims and litigations in respect of various matters from our customers, subcontractors, workers and other parties concerned with our works from time to time. Such claims may include in particular employees’ compensation claims and personal injury claims in relation to personal injuries suffered by workers as a result of accidents arising out of and in the course of employment of the injured workers. There is no assurance that we will not be involved in any claims or legal proceedings, nor can we assure you that any such claims or legal proceedings would not have a material adverse impact on our business. Should any claims against us fall outside the scope and/or limit of insurance coverage, our financial position may be adversely affected. Regardless of the merits of any outstanding and potential claims, we need to divert management resources and incur extra costs to handle these claims, which could affect our corporate image and reputation if they were published by the press. If the aforesaid claims were successfully made against us and are not covered by insurance policies, we may need to pay damages and legal costs, which in turn could adversely affect our results of operations and financial position.

Our insurance coverage may not be adequate to cover potential liabilities.

Certain risks disclosed elsewhere in this section such as risks in relation to customer concentration, our ability to obtain new contracts, our ability to retain and attract personnel, availability and performance of subcontractors, project and cost management, our ability to maintain and renew our registrations, credit risk and liquidity risk, are generally not covered by insurance because they are either uninsurable or it is not cost justifiable to insure against such risks. Insurance policies covering losses from acts of war, terrorism, or natural catastrophes are also either unavailable or cost prohibitive.

Further, we may be subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant liabilities arise due to accidents, natural disasters, or other events which are not covered or are inadequately covered by our insurance, our business may be adversely affected, potentially lead to a loss of assets, lawsuits, employee compensation obligations, or other forms of economic loss.

We cannot guarantee that our current levels of insurance are sufficient to cover all potential risks and losses. In addition, we cannot guarantee that we can renew our policies or can renew our policies on similar or other acceptable terms. If we suffer from severe unexpected losses or losses that far exceed the policy limits, it could have a material and adverse effect on our business, financial position, results of operations and prospect.

Possible difficulty in recruiting sufficient labor or significant increase in labor costs may hinder our future business strategies.

The wet trades works industry in Hong Kong has been facing the problem of labor shortage and ageing workforce. The supply and cost of labor in Hong Kong are affected by the availability of labor in the market as well as economic factors in Hong Kong including the inflation rate and standard of living. There is no guarantee that the supply of labor and labor costs will be stable. In addition, the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) requires that an employee is entitled to be paid wages in respect of any wage period of not less than the minimum wage, which shall be derived by reference to the prescribed minimum hourly wage rate (currently set at HK$40 per hour (effective from May 1, 2023)). There is no assurance that the statutory minimum wage will not increase in the future. In the event that we or our subcontractors fail to retain existing labor and/or recruit sufficient labor in a timely manner to cope with the demand of our existing or future jobs and/or there is a significant increase in the costs of labor, we may not be able to complete our jobs on schedule and/or within budget and our operations and profitability may be adversely affected.

Wet trades works is often labor-intensive and we cannot be certain that there will be sufficient workers for projects when needed. Even though we generally has not hired workers to conduct wet trades works and instead has employed subcontractors who hired workers directly, the labor cost is factored into the prices of the subcontractors. Any unpredicted rise in labor cost might be borne by us and may reduce our profit margin. Moreover, potential customers may be hesitant to engage us if the quotation price has to increase to fully consider any expected future increase in labor cost.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Ordinary Shares.

Our revenues and expenses will be denominated predominantly in Hong Kong dollars. The value of the Hong Kong dollar against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar.

Our business is conducted in Hong Kong, our books and records are maintained in H.K. dollar, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between H.K. dollar and United States dollar affect the value of our assets and the results of our operations, when presented in United States dollars. Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our revenue and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from the Company’s initial public offering into Hong Kong dollars for our operations, fluctuations in the exchange rates between Hong Kong dollars against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

Our business is susceptible to government policies and macroeconomic conditions.

The market growth of construction industry in Hong Kong highly correlates to government policies and macroeconomic environment. Particularly, during economic downturns, due to limited financial budgets, property developers and tenants are more conservative to invest capital resources to renovate their living spaces and select high-end products, such as furniture and marbles imported from overseas. On the other hand, government policies, such as urban renewal and development program and land sales, may affect the availability of land for property developers to construct and subsequently the demand for wet trades works in Hong Kong may deteriorate. In fact, according to the Lands Department, the area of land sales has dropped from approximately 323.8 thousand square meters in 2016/17 to approximately 34.8 thousand square meters in 2023/24. As a result, the issue of overreliance on government policies and cyclical nature of construction works may adversely impact the development of wet trades works market in Hong Kong.

We are exposed to risks of general economic downturn and deteriorating market conditions, such as Sino-U.S. trade conflicts.

As our business and operations are based in Hong Kong, our business growth is primarily dependent upon the economy and market condition in Hong Kong and the PRC. The market conditions are directly affected by, among other things, the global and local political and economic environments, such as uncertainties about the Sino-U.S. trade conflicts. Any sudden downturn in the general economic environment or change to political environment in Hong Kong and the PRC beyond our control may adversely affect the financial market sentiment in general. Severe fluctuations in market and economic sentiments may also lead to a prolonged period of sluggish performance of the real estate and construction industries. As such, our revenue and profitability may fluctuate and we cannot assure you that we will be able to maintain our historical financial performance in times of difficult or unstable economic conditions.

Risks Related to Doing Business in Hong Kong

Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.

For the fiscal years ended March 31, 2024, 2023 and 2022, our revenue was derived from wet trades works in Hong Kong. The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement had given Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in Hong Kong and the PRC’s pledge to allow a high degree of autonomy in Hong Kong. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiaries in Hong Kong.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA - authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Operating Subsidiaries in Hong Kong are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

Nasdaq may apply additional and more stringent criteria for our continued listing.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that an offering size was insufficient to establish the Company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. In respect of any of the aforementioned concerns, we may be subject to additional and more stringent criteria of Nasdaq for our continued listing, which might cause delay or even denial of our listing application for our Ordinary Shares.

If we fail to meet applicable listing requirements, Nasdaq may not approve our listing application, or may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of the Company’s initial public offering. The closing of the Offering is conditional upon Nasdaq’s final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved, we will not complete the Offering.

We cannot assure you that we will be able to meet Nasdaq’s initial listing standards, or that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;
●	reduced liquidity for our Ordinary Shares;
●	a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
●	a limited amount of news about us and analyst coverage of us; and
●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks, and their implications to U.S. investors, associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On December 2, 2021, the SEC adopted final amendments to its rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA, which took effect on January 10, 2022. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year, as defined in the rules, under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, shortening the timeline for the application of the HPCAA’s delisting and trading prohibition from three years to two, and thus, would reduce the time before securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our current auditor, ZH CPA, LLC, is not headquartered in mainland China or Hong Kong and was not identified by the PCAOB in its report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol, or SOP, Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigation, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA.

If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the lack of access to the PCAOB inspection in China would prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors could be deprived of the benefits of such PCAOB inspections, if the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in mainland China and Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China would make it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Although our auditor was not identified by the PCAOB in its report as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022, should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, this could adversely affect us and our securities for the reasons noted above.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Denver, Colorado, and has been inspected by the PCAOB on a regular basis with the last inspection in 2023. However, the recent developments would add uncertainties to our Offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Risks Related to Ownership of Our Ordinary Shares

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers are not required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we are exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we are subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our Ordinary Share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

As of the date of this Annual Report, we incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior the fiscal year ended on March 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we may be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We may invest in obtaining director and officer liability insurance. In addition, we may incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee and an audit committee. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the corporate governance requirements of the Nasdaq Listing Rules. However, we may, in the future, consider following home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Mr. Chi Ming Lam, our largest shareholder, owns more than a majority of the voting power of our outstanding Ordinary Shares. As a result, Mr. Chi Ming Lam has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

As of the date of this Annual Report, our biggest shareholder, Mr. Chi Ming Lam, owns approximately 100% of the aggregate voting power of our outstanding Ordinary Shares. As a result, Mr. Chi Ming Lam has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this Annual Report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the Ordinary Shares they hold or may not be able to sell their Ordinary Shares at all.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Ordinary Shares and our ability to raise capital in the future.

The market price of our Ordinary Shares could decline as a result of future sales of substantial amounts of shares or other securities relating to the shares in the public market, including by the Company’s significant shareholder, or the issuance of new shares by the Company, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of the shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. One shareholder holds a significant portion of our Ordinary Shares and these are “restricted securities” as defined in Rule 144. These Ordinary Shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds in the future to finance further expansion of our capacity and business relating to our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

●	further limit our ability to pay dividends or require us to seek consents for the payment of dividends;
●	increase our vulnerability to general adverse economic and industry conditions;
●	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and
●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Ordinary Shares.

We are a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of March 31, 2024, 2023, and 2022, we and our independent registered public accounting firm identified certain material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; and (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned.

Our management has implemented and is currently taking the steps necessary to remediate the underlying causes of these material weaknesses, including (i) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; ii) established three committees under the board of directors: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee (see “Item 6. Directors, Senior Management and Employees” for details); iii) actively hiring more qualified staff to fill up the key roles in the operations; and iv) setting up a financial and system control framework with formal documentation of polices and controls in place. However, we cannot assure you that these measures may fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

We are subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, our financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before the initial public offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm the business of the Operating Subsidiaries and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Ordinary Share price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws against us, our management or the experts named in the Annual Report.

Although we are a company incorporated in the Cayman Islands, we conduct substantially all of our operations in Hong Kong and substantially all of our assets are located in Hong Kong. In addition, a majority of our directors and executive officers reside within Hong Kong, and most of the assets of these persons are located within Hong Kong. As a result, it may be difficult for you to effect service of process within the United States upon us or these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Hong Kong is a Special Administrative Region of the PRC. A foreign judgment can be registered and enforced in Hong Kong either under the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319) (the “Ordinance”) or at common law. Registration of a foreign judgment under the Ordinance can be made by an ex parte application with the local court but this avenue is limited to judgments entered in designated jurisdictions, which currently include: Australia, Austria, Belgium, Bermuda, Brunei, France, Germany, India, Israel, Italy, Malaysia, The Netherlands, New Zealand, and Singapore and Sri Lanka. An action to enforce a foreign judgment at common law is a comparatively cumbersome process. It is in essence an independent suit in Hong Kong and the judgment creditor must follow normally applicable service procedures. Judgments entered in the United States and the United Kingdom can be enforced in Hong Kong only at common law. To be eligible for common-law recognition, the judgment must (1) be for a definite sum of money; (2) be final and conclusive; and (3) have been entered by a court with competent jurisdiction over the defendant. With respect to finality, a Hong Kong court will generally refrain from enforcing a judgment during the pendency of an appeal. This raises the possibility of undue delay and asset dissipation. With respect to the requirement of competent jurisdiction of the foreign judgment seeking to be enforced in Hong Kong, it is governed by private international law as interpreted in Hong Kong, not the law of the foreign forum. Jurisdiction can generally be asserted on the basis of the defendant’s physical presence in the foreign forum, appearance in the underlying legal proceeding or prior contractual consent to jurisdiction. Under the common law and the Ordinance, only limited defenses on the grounds such as fraud, due process and Hong Kong public policy can be raised against a duly registered foreign judgment. There is no mechanism for reconsideration of the merits of the underlying foreign litigation.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands and conduct substantially all of our operations in Hong Kong through our wholly-owned Hong Kong Operating Subsidiaries. Most of our directors and substantially all of our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for our shareholders to effect service on these persons or bring an action against us or against these individuals in the Cayman Islands or in Hong Kong in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and Hong Kong may render them unable to enforce a judgment against our assets or the assets of our directors and officers.

Our corporate affairs are governed by our Amended Memorandum and Articles, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by our minority shareholders and the fiduciary duties of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgage and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under the Amended Memorandum and Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the Cayman Islands and Hong Kong.

We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., however, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

●	is given by a foreign court of competent jurisdiction;
●	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;
●	is final;
●	is not in respect of taxes, a fine or a penalty;
●	was not obtained by fraud; and
●	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

David Fong & Co., our counsel to Hong Kong law, have advised us that there is uncertainty as to whether the courts of the Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our Hong Kong counsel also advised us that in Hong Kong, foreign judgments can be enforced under statute under the Foreign Judgments (Reciprocal Enforcement) Ordinance or under common law. The Foreign Judgments (Reciprocal Enforcement) Ordinance is a registration scheme for the recognition and enforcement of foreign judgments based on reciprocity but the United States is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the United States, including as a result of administrative actions brought by regulatory authorities, such as the SEC, and other actions, will not be enforced by the Hong Kong courts under the statutory regime. In addition, the Supreme People’s Court of the PRC and the Government of Hong Kong have entered into the “Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region pursuant to Choice of Court Agreements between Parties Concerned,” or the Arrangement. The Mainland Judgements (Reciprocal Enforcement) Ordinance gave effect to the Arrangement and is a registration scheme for recognition and enforcement of PRC judgements based on reciprocity. Other than the Arrangement, Hong Kong has not entered into any multilateral convention or bilateral treaty regarding the recognition and enforcement of foreign judgments. Accordingly, any judgments rendered by a court in the United States will need to be enforced under common law. In order to enforce a foreign judgment under common law in Hong Kong, the judgment must meet certain criteria before it can be enforced, such as the judgment being final and conclusive.

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

Mail addressed to the Company and received at its registered office will be forwarded unopened to the forwarding address supplied by Company to be dealt with. None of the Company, its directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address. If such mail is delayed, it may impair your ability to communicate with us.

We could become a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). In determining whether we are a PFIC, we are permitted to take into account the assets and income of our Operating Subsidiaries because we own 100% of their stock. However, even if we take into account the assets and income of our Operating Subsidiaries, we may still be considered a PFIC in 2023 and possibly later years, depending on a number of factors, including the composition of our income and assets, how quickly we use our liquid assets, including the cash raised pursuant to the Company’s initial public offering (if we determine not to, or are unable to, deploy significant amounts of cash for active purposes our risk of being a PFIC will substantially increase), the market price of our Ordinary Shares, and fluctuations in that price. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for 2023 or any future taxable year.

If we are a PFIC in any taxable year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the Ordinary Shares and on the receipt of distributions on the Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. A U.S. holder may also be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. holder holds our Ordinary Shares. Please refer to the paragraph titled “Taxation – United States Federal Income Taxation”.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the Cayman Islands. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate Overview

Our Company, Ming Shing Group Holdings Limited, was incorporated in the Cayman Islands on August 2, 2022. As a holding company with no material operations of our own, we conduct our business through our wholly-owned Hong Kong Operating Subsidiaries, MS (HK) Engineering Limited and MS Engineering Co., Limited.

MS (HK) Engineering Limited was incorporated in Hong Kong on October 12, 2012. Mr. Chi Ming Lam has been a shareholder and director of MS (HK) Engineering Limited since its incorporation.

MS Engineering Co., Limited was incorporated in Hong Kong on March 27, 2019 by an independent third party. On October 20, 2021, Mr. Chi Ming Lam purchased all the shares and became its shareholder.

MS (HK) Construction Engineering Limited was incorporated on August 17, 2022 under the laws of the British Virgin Islands, as an intermediate holding company.

Our registered office in the Cayman Islands is located at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009. Our principal executive office is located at 8/F, Cheong Tai Industrial Building, 16 Tai Yau Street, San Po Kong, Kowloon, Hong Kong and our phone number is +852 2370 3788.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, with the telephone number +1 (800) 221-0102.

Additional information related to the Company is available at http://ms100.com.hk/. We do not incorporate the contents of our website into this Annual Report. Information on our website does not constitute part of this Annual Report. In addition, the U.S. Securities and Exchange Commission (the “SEC”) maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which can be viewed as www.sec.gov.

Corporate Structure

We are a Cayman Islands company that wholly owns our British Virgin Islands subsidiary, MS (HK) Construction Engineering Limited, which in turn, wholly owns our Hong Kong Operating Subsidiaries.

The following diagram illustrates our corporate structure as of the date of this Annual Report.

Mr. Chi Ming Lam
100%
Ming Shing Group Holdings Limited (1)
(Incorporated in the Cayman Islands)
100%
MS (HK) Construction Engineering Limited (2)
(Incorporated in the British Virgin Islands)
100%
MS (HK) Engineering Limited (3)
(Incorporated in Hong Kong)
100%
MS Engineering Co., Limited (4)
(Incorporated in Hong Kong)

Notes:

(1)	Ming Shing Group Holdings Limited, a Cayman Islands company, is the holding company and registrant.

(2)	MS (HK) Construction Engineering Limited, a British Virgin Islands company, is the holding company of our Operating Subsidiaries.

(3)	MS (HK) Engineering Limited, a Hong Kong company, is one of our Operating Subsidiaries.

(4)	MS Engineering Co., Limited, a Hong Kong company, is one of our Operating Subsidiaries.

Our corporate structure is expected to change after the completion of our initial public offering.

Post-initial public offering (assuming the selling shareholder does not immediately dispose the 500,000 Ordinary Shares pursuant to the resale prospectus)

Mr. Chi Ming Lam
Other Investors
88.24% (11,250,000 Ordinary Shares)
11.76% (1,500,000 Ordinary Shares)
Ming Shing Group Holdings Limited (1)
(Incorporated in the Cayman Islands)
100%
MS (HK) Construction Engineering Limited (2)
(Incorporated in the British Virgin Islands)
100%
100%
MS (HK) Engineering Limited (3)
(Incorporated in Hong Kong)
MS Engineering Co., Limited (4)
(Incorporated in Hong Kong)

Notes:

(1)	Ming Shing Group Holdings Limited, a Cayman Islands company, is the holding company and registrant.

(2)	MS (HK) Construction Engineering Limited, a British Virgin Islands company, is the holding company of our Operating Subsidiaries.

(3)	MS (HK) Engineering Limited, a Hong Kong company, is one of our Operating Subsidiaries.

(4)	MS Engineering Co., Limited, a Hong Kong company, is one of our Operating Subsidiaries.

Post-initial public offering (assuming the selling shareholder disposes off the entire 500,000 Ordinary Shares pursuant to the resale prospectus)

Mr. Chi Ming Lam
Other Investors
84.31% (10,750,000 Ordinary Shares)
15.69% (2,000,000 Ordinary Shares)
Ming Shing Group Holdings Limited (1)
(Incorporated in the Cayman Islands)
100%
MS (HK) Construction Engineering Limited (2)
(Incorporated in the British Virgin Islands)
100%
100%
MS (HK) Engineering Limited (3)
(Incorporated in Hong Kong)
MS Engineering Co., Limited (4)
(Incorporated in Hong Kong)

Notes:

(1)	Ming Shing Group Holdings Limited, a Cayman Islands company, is the holding company and registrant.

(2)	MS (HK) Construction Engineering Limited, a British Virgin Islands company, is the holding company of our Operating Subsidiaries.

(3)	MS (HK) Engineering Limited, a Hong Kong company, is one of our Operating Subsidiaries.

(4)	MS Engineering Co., Limited, a Hong Kong company, is one of our Operating Subsidiaries.

As of the date of this Annual Report, we have not completed our initial public offering and have not received the listing approval from Nasdaq and our Ordinary Shares are not yet trading on the Nasdaq Capital Market. As such, our ordinary shares are not currently listed on an exchange, and, as such, our shareholders may find it difficult to sell their shares. We will not consummate and close the initial public offering without a listing approval letter from Nasdaq. If our Ordinary Shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards.

Transfers of Cash between Our Company and Our Subsidiaries

Our business is conducted by the Operating Subsidiaries, our indirectly wholly-owned entities in Hong Kong. Ming Shing Group Holdings Limited, the Cayman Islands holding company will rely on dividends paid by its subsidiaries, namely MS (HK) Construction Engineering Limited, our wholly-owned British Virgin Islands subsidiary and its wholly-owned Hong Kong subsidiaries, namely the Operating Subsidiaries, for Ming Shing Group Holdings Limited’s working capital and cash needs, including the funds necessary to pay any dividends. Ming Shing Group Holdings Limited and MS (HK) Construction Engineering Limited are essentially Cayman Islands and British Virgin Islands holding companies, respectively. Only our Operating Subsidiaries operate in Hong Kong.

During the normal course of our business, cash may be transferred between our companies via wire transfer to and from bank accounts to pay certain business expenses, as loans or capital contribution. Cash is maintained by our Operating Subsidiaries, in 11 separate Hong Kong Dollar bank accounts in Hong Kong. We have applied to open Hong Kong Dollar savings and current bank accounts and foreign currency savings and current bank accounts in Hong Kong for Ming Shing Group Holdings Limited. MS (HK) Construction Engineering Limited has no bank account.

As of the current date, none of our companies has distributed any cash dividends or made any cash distributions. As of the date of this Annual Report, there are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK$ into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors. The PRC laws and regulations do not currently have any material impact on transfer of cash from Ming Shing Group Holdings Limited to our Operating Subsidiaries nor our Operating Subsidiaries to Ming Shing Group Holdings Limited, our shareholders or U.S. investors. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or on our subsidiary’s ability by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless. Currently, all of our operations are in Hong Kong through our Operating Subsidiaries. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity, or VIE, structure with any entity in mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The PRC laws and regulations do not currently have any material impact on transfer of cash from Ming Shing Group Holdings Limited to our Operating Subsidiaries or our Operating Subsidiaries to Ming Shing Group Holdings Limited and the investors in the U.S. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

Since Ming Shing Group Holdings Limited was recently incorporated, there has not been, to date, any transfers, dividends, or distributions between the holding company, Ming Shing Group Holdings Limited and its subsidiaries or to its investors.

MS (HK) Construction Engineering Limited and our Operating Subsidiaries are permitted under the relevant laws of British Virgin Islands and Hong Kong, respectively, to provide funding through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from Hong Kong to the Cayman Islands and to U.S. investors.

The Initial Public Offering

The Company is currently in the process of working towards completing its initial public offering and a listing of its Ordinary Shares on the National Association of Securities Dealers Automated Quotations (“Nasdaq”).

The closing of the Company’s initial public offering is conditional upon Nasdaq’s final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved, we will not complete the initial public offering.

We cannot assure you that we will be able to meet Nasdaq’s initial listing standards, or that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;
●	reduced liquidity for our Ordinary Shares;
●	a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
●	a limited amount of news about us and analyst coverage of us; and
●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

Emerging Growth Company Status

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our IPO; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance requirements.

Important Events in the Development of the Business

Operations

In 2022, we were awarded with an infrastructure project for the expansion of a public hospital with an initial contract sum of more than HK$140 million (US$17.9 million) and a private residential project with an initial contract sum of more than HK$100 million (US$12.8 million). In 2023, we were awarded with a residential project with an initial contract of more than HK$42 million (US$5.3 million). In 2024, we were awarded with a residential project with an initial contract sum of more than HK$127 million (US$16.3 million). During the fiscal years ended March 31, 2024, 2023 and 2022, our tender success rate was 21.4%, 21.2% and 20.5%, respectively. The tender success rate is calculated by the number of projects awarded to us divided by the number of projects for which we have submitted tenders. Our stable tender success rate demonstrates our competitiveness in the Hong Kong wet trades works industry and the satisfaction of our customers with our services.

Reorganization Timeline

On August 2, 2022, the Company was incorporated in the Cayman Islands and issued 1 ordinary share at par value of US$1 to Ogier Global Subscriber (Cayman) Limited.

On August 17, 2022, Ogier Global Subscriber (Cayman) Limited transferred 1 ordinary share to Mr. Chi Ming Lam and on the same day, the Company issued 49,999 ordinary shares at par value of US$1 to Mr. Chi Ming Lam.

On August 17, 2022, MS (HK) Construction Engineering Limited (“MSC”) was incorporated in the British Virgin Islands as a wholly owned subsidiary of the Company.

On November 25, 2022, Mr. Chi Ming Lam proposed to surrender 49,999 ordinary shares with a par value of US$1 to the Company for no consideration (the “Cancelled Shares”). The then sole shareholder of our Company resolved and approved for the Cancelled Shares be immediately cancelled upon their surrender, and the Company approved the surrender and cancellation of such share on December 2, 2022. Subsequently Mr. Chi Ming Lam held 1 ordinary share of the Company with a par value of US$1.

As part of the corporate reorganization which took place for the purposes of the offering, Mr. Chi Ming Lam, MSHK and our Company entered into a reorganization agreement dated November 25, 2022, pursuant to which MSC acquired 1 ordinary share of MSHK from Mr. Chi Ming Lam and acquired 10,000 ordinary shares of MSE from Mr. Chi Ming Lam. In consideration for these acquisitions, our Company allotted and issued 11,249 ordinary shares of US$1 each, credited as fully paid, to Mr. Chi Ming Lam.

On December 5, 2022, Mr. Chi Ming Lam, the then sole shareholder of our Company resolved and approved a subdivision of each of the issued and unissued shares with a par value of US$1 each into 2,000 shares with a par value of US$0.0005 each as part of the Company’s reorganization (the “Share Subdivision”). Subsequent to the Share Subdivision, the authorized share capital of the Company shall become US$50,000 divided into 100,000,000 Ordinary Shares with a par value of US$0.0005 each, of which 22,500,000 Ordinary Shares were held by Mr. Chi Ming Lam.

Following the Share Subdivision and on the same day, Mr. Chi Ming Lam proposed to surrender 6,450,000 Ordinary Shares with a par value of US$0.0005 to the Company for no consideration (the “Surrendered Shares”). The then sole director and sole shareholder of our Company resolved and approved for the Surrendered Shares, pursuant to which the shares surrendered were cancelled upon the surrender on December 8, 2022. Subsequently, Mr. Chi Ming Lam was holding 16,050,000 Ordinary Shares of the Company with a par value of US$0.0005.

During the years presented in the company’s financial statements, the control of the entities has never changed (always under the control of Mr. Chi Ming Lam). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended March 31, 2022 and 2021, except for MSE which was under common control started from October 20, 2021. The results of MSHK were included in the financial statements for both periods and results of MSE were included commencing from October 20, 2021 (the “Reorganization”).

On June 2, 2023, Mr. Chi Ming Lam proposed to surrender 2,925,000 ordinary shares with a par value of US$0.0005 to the Company for no consideration (the “Second Surrendered Shares”). The then sole shareholder of our Company resolved and approved for the Second Surrendered Shares be immediately cancelled upon their surrender, and the Company approved the surrender and cancellation of such share on June 2, 2023. Subsequently, Mr. Chi Ming Lam holds 13,125,000 Ordinary Shares of the Company with a par value of US$0.0005. The cancellation was retroactively presented in prior periods.

On June 12, 2023, Mr. Chi Ming Lam proposed to surrender 375,000 ordinary shares with a par value of US$0.0005 to the Company for no consideration (the “Third Surrendered Shares”). The then sole shareholder of our Company resolved and approved for the Third Surrendered Shares be immediately cancelled upon their surrender, and the Company approved the surrender and cancellation of such share on June 12, 2023. Subsequently, Mr. Chi Ming Lam holds 12,750,000 Ordinary Shares of the Company with a par value of US$0.0005. The cancellation was retroactively presented in prior periods.

On June 15, 2023, Mr. Chi Ming Lam proposed to surrender 1,500,000 ordinary shares with a par value of US$0.0005 to the Company for no consideration (the “Fourth Surrendered Shares”). The then sole shareholder of our Company resolved and approved for the Fourth Surrendered Shares be immediately cancelled upon their surrender, and the Company approved the surrender and cancellation of such share on June 15, 2023. Subsequently, Mr. Chi Ming Lam holds 11,250,000 Ordinary Shares of the Company with a par value of US$0.0005. The cancellation was retroactively presented in prior periods.

All Ordinary Share and per Ordinary Share amounts used elsewhere in this Annual Report and the consolidated financial statements have been retroactively restated to reflect the Share Subdivision.

Acquisition of MS Engineering Co., Limited

MS Engineering Co., Limited was incorporated on March 27, 2019 in Hong Kong as a limited liability company by an independent third party, its principal activities were provision of wet trades works. On October 20, 2021, Mr. Chi Ming Lam purchased all the shares and became the sole shareholder of MSE. The results of MS (HK) Engineering Limited were included in the financial statements for both periods and results of MSE were included commencing from October 20, 2021.

As part of the corporate reorganization which took place for the purposes of the Company’s initial public offering, Mr. Chi Ming Lam, MS (HK) Construction Engineering Limited and our Company entered into a reorganization agreement dated November 25, 2022, pursuant to which MS (HK) Construction Engineering Limited acquired 1 ordinary share of MS (HK) Engineering Limited from Mr. Chi Ming Lam and acquired 10,000 ordinary shares of MSE from Mr. Chi Ming Lam. In consideration for these acquisitions, our Company allotted and issued 11,249 Ordinary Shares of US$1 each, credited as fully paid, to Mr. Chi Ming Lam.

Principal Capital Expenditures and Divestitures

For the year ended March 31, 2024, 2023 and 2022, we purchased property and equipment and ROU assets – finance lease of US$1,237,391, US$312,563 and nil, respectively, mainly for use in our operations.

As of and subsequent to March 31, 2024, and as of the date of this Annual Report, we did not purchase any material equipment for operational use and do not have any other material commitments to capital expenditures as of March 31, 2024 or as of the date of this Annual Report.

B.	Business Overview

Our Mission

Our mission is to become a leading wet trades works services provider in Hong Kong. We strive to provide quality services that comply with our customers’ quality standards, requirements and specifications.

Overview

Our Company, Ming Shing Group Holdings Limited, is an exempted company with limited liability incorporated under the laws of the Cayman Islands on August 2, 2022. As a holding company with no material operations of our own, we conduct our business through our indirectly wholly-owned Hong Kong Operating Subsidiaries, MS (HK) Engineering Limited and MS Engineering Co., Limited.

MS (HK) Engineering Limited was incorporated in Hong Kong on October 12, 2012. Mr. Chi Ming Lam has been a shareholder and director of MS (HK) Engineering Limited since its incorporation.

MS Engineering Co., Limited was incorporated in Hong Kong on March 27, 2019 by an independent third party. On October 20, 2021, Mr. Chi Ming Lam purchased all the shares and became its shareholder.

MS (HK) Construction Engineering Limited was incorporated on August 17, 2022 under the laws of the British Virgin Islands, as an intermediate holding company.

We mainly engage in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works, and marble works. To a much lesser extent, we also provide small-scale fitting out services, such as renovation works to our customers.

In our operating history of approximately ten years, we have focused on providing wet trades works services in the role of subcontractor and built up our expertise and track record in wet trades works. We take pride in our project portfolio in wet trades works. In 2022, we were awarded with an infrastructure project for the expansion of a public hospital with an initial contract sum of more than HK$140 million (US$17.9 million) and a private residential project with an initial contract sum of more than HK$100 million (US$12.8 million). In 2023, we were awarded with a residential project with an initial contract of more than HK$42 million (US$5.3 million). In 2024, we were awarded with a residential project with an initial contract sum of more than HK$127 million (US$16.3 million). During the fiscal years ended March 31, 2024, 2023 and 2022, our tender success rate was 21.4%, 21.2% and 20.5%, respectively. The tender success rate is calculated by the number of projects awarded to us divided by the number of projects for which we have submitted tenders. Our stable tender success rate demonstrates our competitiveness in the Hong Kong wet trades works industry and the satisfaction of our customers with our services. We believe that our proven track record of quality works, our expertise in wet trades operations and our ability to deliver work on time are the crucial factors that enable us to gain our customers’ trust and give us a competitive edge when tendering for projects.

We, through our Operating Subsidiaries, are mainly engaged in private sector projects in Hong Kong. Our private sector projects mainly involve private residential developments and commercial developments. The project owners of our private sector projects are generally property developers, and our customers are generally main contractors and wet trades works subcontractors engaged under such projects. We have a smaller set of operations in conducting public sector projects compared to our private sector projects in Hong Kong. Our public sector projects mainly involve public residential developments as well as infrastructure and public facilities developments. The customers of our public sector projects are generally main contractors engaged by Government departments and other statutory bodies.

We, through our Operating Subsidiaries, have achieved substantial growth in our business. For each of the fiscal years ended March 31, 2024, 2023 and 2022, our total revenue derived from wet trades works services was US$27,572,692, US$21,868,220 and US$14,383,980, respectively. The number of customers with revenue contribution to us was 11 for the fiscal year ended March 31, 2022, 10 for the fiscal year ended March 31, 2023 and 11 for the fiscal year ended March 31, 2024.

As of the date of this Annual Report, MS (HK) Engineering Limited is a registered specialist trade contractor in the designated trade category of plastering (Group 2) under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council. MS Engineering Co., Limited mainly specializes in providing wet trades works service such as plastering works, tile laying works and marble works in the role of subcontractor in private residential developments. Since MS Engineering Co., Limited focuses on the private sector projects, MS Engineering Co., Limited is not required to be and is not registered under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council.

Market and Competition

According to Frost & Sullivan, the gross value of wet trades works in Hong Kong increased from approximately HK$9,574.9 million (US$1,227.6 million) in 2016 to approximately HK$11,335.2 million (US$1,453.2 million) in 2021, representing a CAGR of approximately 3.4%. Driven by (i) the Government targets to increase the overall supply of housing in the coming few years as set out in the 2022 Policy Address, such as building 30,000 units of light public housing in the coming five years, increase overall public housing production by approximately 50% in the coming five years (2023/24 to 2027/28); (ii) the launch of the Northern Metropolis Development Strategy by the Government in 2021, with the development of total land area of about 300 square kilometers in Yuen Long District and North District; and (iii) the “Land Sharing Pilot Scheme” proposed in the 2020 Policy Address which seeks to unleash the development of privately owned agricultural lots of 3,235 hectare of land for housing purposes, we expect that the demand of wet trades works will further increase. According to Frost & Sullivan, the gross value of wet trades works is expected to continue to grow from approximately HK$12,103.1 million (US$1,551.7 million) in 2022 to approximately HK$15,609.3 million (US$2,001.2 million) in 2026. According to Frost & Sullivan, the wet trades work market in Hong Kong is considered as fragmented in terms of number of market participants. According to Construction Industry Council, there were over 500 contractors registered under the trade specialties of “Finishing Wet Trades” by the end of 2021.

Raw Materials

We purchase raw materials from our suppliers located in Hong Kong. We have not experienced any difficulties in obtaining the required raw materials as they are generally available. Per the Frost & Sullivan report, the price of raw material in the wet trade works industry has risen continuously. For example, prices of sand, Portland cement and concrete blocks have increased from 2016 to 2021, registering CAGRs of approximately 17.6%, 3.1% and 4.1%, respectively. Amongst all raw materials used in wet trades works, the average price of sand has increased the most, primarily due to the limited supply of river sand in the PRC. The inflation in material cost will result in higher expenditure of wet trades market participants, which may further negatively impact profit margin.

Our Services

We, through our Operating Subsidiaries, provide wet trades works services as a subcontractor in Hong Kong. For each of the fiscal years ended March 31, 2024, 2023 and 2022, our total revenue derived from wet trades works services was US$27,572,692, US$21,868,220 and US$14,383,980, respectively.

The wet trades works undertaken by our Operating Subsidiaries typically involve various trades of works, details of which are set out as follows:

●	Plastering works: applying plaster evenly on the surfaces of floors, walls and ceilings manually or with the use of our plaster spray machine;
●	Tile laying works: cutting and laying tiles on the surface of floors and walls;
●	Brick laying works: laying brick blocks in uniform layers;
●	Floor screeding works: applying a well-blended mixture of cement with graded aggregates and water to a floor base; and
●	Marble works: cutting and laying marble tiles on the surfaces of floors, windowsills and walls.

The following tables set forth the breakdown of our revenue by project sectors for each of the fiscal years ended March 31, 2024, 2023 and 2022.

	For the fiscal years ended March 31
	2024		2023		2022
	Revenue US$	% of Total Revenue	Revenue US$	% of Total Revenue	Revenue US$	% of Total Revenue
Public	11,488,228	41.7	6,307,454	28.8	2,029,667	14.1
Private	16,084,464	58.3	15,560,766	71.2	12,354,313	85.9
Total	27,572,692	100.0	21,868,220	100.0	14,383,980	100.0

Operational Workflow

For illustration purposes, a simplified workflow of our wet trades works services is outlined below:

We identify potential projects mainly through invitation for tender from customers, containing the tender documents. We receive, from time to time, invitations to submit tenders from construction contractors in Hong Kong. The tender documents and/or project details provided by our customers generally contain project description, scope of services required, expected commencement date, contract period, payment term and timeframe for submitting the tender. In general, we review and evaluate the tender documents and/or project details available to us in order to assess the scope of services that need to be provided, our capability, including any available financial and human resource constraints, if any, and the expected complexity and feasibility of the project to determine whether we should proceed with the preparation of a tender.

Our quantity inspectors and management are primarily responsible for submitting the tender. We may conduct site visits to better assess the complexity of the work involved. Our tender submission generally includes a schedule of rates. We estimate the costs to be incurred based on our past experience and the recent price trends for the subcontracting services and the types of materials required for the project. In general, it takes approximately one week to two months to identify potential projects and to submit the tender.

After we have submitted our tender, our customers may arrange interviews with us in order to have a better understanding of our personnel, expertise and experience. We may be required to answer queries in relation to our tender submission. Our customers may also negotiate with respect to the scope of our service and/or propose amendments to our specifications as submitted in the tender.

Our customers generally confirm our engagement by issuing a letter of award or entering into a formal contract with us.

We usually form a project management team which consists of a site agent, a quantity surveyor, a site foreman and a safety supervisor. Our project management team is generally responsible for (i) supervising the project’s progress and the budget and quality of services rendered; and (ii) ensuring the work performed fulfils our customers’ requirements, and are completed on schedule, within the budget determined and in compliance with all applicable statutory requirements. In general, we determine the manpower required based on the timeline, scale and complexity of the projects as well as the existing workload of our staff.

We purchase materials from our suppliers for the provision of our wet trade works services. Before we place purchase orders, we obtain quotations from our suppliers. We engage our suppliers on a project-by-project basis. The purchased materials are generally delivered directly to the project sites and the transportation costs for the materials supplied are generally borne by our suppliers. We may arrange to inspect a sample of the materials upon their arrival. Any materials that fail to comply with the specifications or standards provided in the purchase order are returned to the suppliers for replacement. We focus on the role of project management and supervision in carrying out our projects and we generally engage subcontractors to perform a part of the site work under our supervision. Our project management team holds regular meetings with our subcontractors and conducts regular inspection to ensure that we strictly adhere to the project schedule and specifications.

Depending on our customers’ requests, we generally submit monthly progress reports throughout the project implementation stage. Our monthly progress reports are prepared by the project management team that reports on the project’s status, including identifying any issues related to the project. After the review and endorsement by our site agents, the monthly progress reports are submitted to our customers. We generally receive progress payments on a monthly basis from our customers based on the work done during the project implementation stage.

Our customers sometimes request additional work or modifications beyond what was determined when the project was initially scoped during the project implementation stage. A variation order is usually placed by way of a purchase order by our customers and describes the work to be performed in detail. Where the work to be performed under the variation order is the same or similar to the work prescribed in the original contract, the rate of the work under the variation order usually follows the rate noted in the contract. If there are no equivalent or similar items in the contract that can be used as a reference, we negotiate on the rates further with our customers.

Once the work is complete, our customers inspect the work performed to ensure that it meets their requirements and specifications.

Usually, it takes approximately six months to three years for us to complete a project. Some of the factors which impact the timeline include the complexity of the project and/or the customers’ requirements.

Our contracts generally include a defects liability period of 12 months, following the completion of the relevant site work. During the defects liability period, we are typically required to rectify any defect, without delay, at our own cost, if the defect is due to our neglect or failure to comply with our contractual obligation.

Pricing Strategies

Our tender price is generally determined by adding certain mark-ups over our estimated costs. Pricing of our services is determined on a case-by-case basis and is dependent on various factors, which generally include (i) the scope of services; (ii) the price trend for the types of subcontracting services as well as the materials required; (iii) the complexity and the location of the project; (iv) the estimated quantity and type of equipment required; (v) the completion time requested by our customers; and (vi) the availability of human and financial resources.

The percentage of mark-up may also vary substantially across projects due to factors such as (i) the size, duration and sector of the project; (ii) the number of years we have had a business relationship with the customer; (iii) the customer’s credit and financial history; (iv) the prospect of obtaining any future contracts from the customer; (v) the possibility of a positive impact to our reputation in the wet trades works industry; (vi) the likelihood of a material deviation from our cost estimate; and (vii) prevailing market conditions.

We may also obtain quotations from our suppliers in order to estimate our costs during the tender phase. We may also contact these suppliers after we are awarded the project to further negotiate the price and contract terms.

In addition to the above, we have also adopted the following measures to minimize the potential risk of cost overruns:

●	with respect to new customers, our project management team conducts a thorough assessment of the workmanship specification of the customer in order to minimize the occurrence of unexpected rectification work orders from the customer; and

●	material overdue payments are closely monitored and evaluated on a case-by-case basis in order to deduce the appropriate follow-up actions, including active communications and conducting follow up calls with the customer.

Environment

We mainly act as a subcontractor providing wet trades works services in Hong Kong. Our main contractors generally handle construction waste disposal from the project site. The nature of our business does not impose any serious threats with respect to social responsibility and/or environmental protection matters. We ensure our operations comply with environmental requirements pursuant to the laws in Hong Kong, including primarily those in relation to air pollution control, waste disposal and compliance with the Air Pollution Control (Non-road Mobile Machinery) (Emission) Regulation (Chapter 311Z of the Laws of Hong Kong). During the fiscal years ended March 31, 2024, 2023 and 2022, our cost of compliance with applicable environmental laws and regulations was minimal. See section titled “Regulations” below for more information.

Competitive Strengths

We believe that the following strengths have contributed to our success and differentiate us from our peers:

Established track record

In our operating history of approximately ten years, we have focused on providing wet trades works services as a subcontractor and built up our expertise and track record in wet trades works. We take pride in our project portfolio in wet trades works. In 2022, we were awarded with an infrastructure project for the expansion of a public hospital with an initial contract sum of more than HK$140 million (US$17.9 million) and a private residential project with an initial contract sum of more than HK$100 million (US$12.8 million). In 2023, we were awarded with a residential project with an initial contract of more than HK$42 million (US$5.3 million). In 2024, we were awarded with a residential project with an initial contract sum of more than HK$127 million (US$16.3 million). We believe that our proven track record for providing quality work, our expertise in wet trades operations and our ability to deliver work on time are the crucial factors that enable us to gain trust from our existing customers and give us a competitive edge when tendering for projects.

Established relationship with customers

We have established long-standing relationships with some of our major customers. In particular, we have had over a thirteen year business relationship with a Hong Kong subsidiary of a renowned French industrial group that is a listed company on Euronext Paris mainly for the development of commercial and infrastructure projects. We believe that we are the customer’s preferred business partner and our long-standing relationship is attributable to the customer’s confidence in our ability to consistently deliver quality work, our capability to offer competitive pricing and our strong relationship with our suppliers. By leveraging our work experience with such major customers, we have accumulated the know-how and expertise that help meet us the standard of quality needed by our customers. In 2020, we commenced a business relationship with a major customer who is a subsidiary of a prominent and distinguished property developer listed on the Hong Kong Stock Exchange. In 2021, we commenced a business relationship with a major customer who is a subsidiary of an outstanding construction company listed on the Hong Kong Stock Exchange. Given our reputation in our industry and our extensive experience of working with distinguished customers, we believe that in the future, we will continue to attract opportunities to work on different types of construction developments, and will be able to enhance our prospect with respect to obtaining tender opportunities.

Experienced and dedicated management team

Our management team has extensive knowledge of and project experience in the wet trades works industry in Hong Kong. Mr. Chi Ming Lam, our Chief Executive Officer and Chairman, has approximately 20 years of experience in the wet trades works industry. Mr. Chi Ming Lam is primarily responsible for the overall management, formulation of business strategies, project management and day-to-day management of our operations. We are supported by our project management team of 18 personnel as of March 31, 2024, who possess the practical skills and experience required to handle our projects.

Stringent quality control and environmental impact control

We place emphasis on consistently providing a high quality service. We have adopted and implemented an effective quality control system to ensure our quality of work and service. Further, we have also set up an environmental management system to promote environmental awareness and to prevent environmental pollution resulting from projects undertaken by us. We believe that our stringent quality assurance system and strong commitment to environmental management will allow us to be better positioned to deliver quality work on time and within the budget required, thereby strengthening our position as a wet trades works contractor in Hong Kong.

Our Growth Strategies

Our principal growth strategies are to further strengthen our market position, increase our market share, and capture the growth in the Hong Kong wet trades works industry. We intend to achieve our business objectives by expanding our scale of operation through our intended effort in actively seeking opportunities in undertaking additional wet trades works projects, from both our existing and potential new customers, on top of our present scale of operation and our current projects on hand. To achieve these goals, we plan to implement the following strategies:

Enhance competitiveness and expanding our market share

We believe that we should focus on deploying our resources towards competing for additional and more sizeable wet trades works projects in Hong Kong. However, the number of projects that can be executed by us concurrently at any given time is constrained by our then available resources, including availability of our manpower and working capital. We plan to enhance our competitiveness by strengthening our manpower and working capital in order to capture the potential opportunities in the growing wet trades works market.

Acquiring additional equipment

We generally deploy equipment owned by us for use by our subcontractors in our projects. We believe that it is crucial for us to enhance our set of equipment in order to best equip our employees and our subcontractors enabling them to carry out their work. We believe that a larger set of equipment will allow us to (i) improve our overall work efficiency and technical capability; and (ii) enhance our flexibility to deploy our resources more efficiently.

Enhancing our brand

We secured our new business through direct invitations for tenders by customers. We believe that we can broaden our customer base and attract more invitations from potential customers by increasing our marketing efforts to promote our brand and market presence in the wet trades works industry in Hong Kong.

Our planned marketing efforts include (i) setting up dedicated web pages for advertising our services; (ii) placing advertisements in industry publications; (iii) sponsoring business events and charity functions organized by property developers and construction contractors; (iv) sending promotional booklets and other promotional materials for advertising our services; and (v) approaching potential customers more actively to secure new business opportunities for our wet trades works services.

Customers

Our customers mainly include construction contractors in Hong Kong. For the fiscal years ended March 31, 2024, 2023 and 2022, we have submitted 17, 33 and 39 tenders to our potential customers respectively, and our tender success rate was approximately 21.4%, 21.2% and 20.5% in each of the respective year. The tender success rate is calculated by the number of projects awarded to us divided by the number of projects for which we have submitted tenders.

The number of customers with revenue contribution to us was 11, 10 and 11 for the fiscal years ended March 31, 2024, 2023 and 2022, respectively. The total revenue attributable to our five largest customers in aggregate accounted for approximately 91.7%, 93.4% and 92.8% of the total revenue for the fiscal years ended March 31, 2024, 2023 and 2022, respectively.

In the fiscal year ended March 31, 2024, two of our customers accounted for more than 10% of our annual revenue, one for 62.2% and the other for 13.3%. In the fiscal year ended March 31, 2023, four of our customers accounted for more than 10% of our annual revenue, one for 42.1%, one for 15.7%, one for 15.4% and one for 14.9%. In the fiscal year ended March 31, 2022, two of our customers accounted for more than 10% of our annual revenue, one for 50.0% and the other for 23.6%. We undertake wet trades works on a project-by-project basis and do not enter into any long-term contracts with any one customer.

Suppliers

We purchase materials from our suppliers for the provision of our services. The major types of materials sourced from our suppliers include Portland cement, hydraulic lime, concrete blocks, aggregates and sand.

We engage our suppliers for the provision of materials on a project-by-project basis and have not entered into any long-term agreement with them. We have also not committed to a minimum purchase amount with any of our suppliers. We have generally not experienced any material difficulties in procuring materials, historically.

We focus on project management and supervision in carrying out our projects and we generally engage subcontractors to perform part of the site work under our supervision. We have not entered into any long-term agreement with our subcontractors and have generally not experienced any material difficulties in procuring subcontracting services, historically.

We evaluate who to engage with as our subcontractors by taking into account the quality of their service, their qualifications and experience relevant to the project, skills and technique required for the project, the prevailing market price, the delivery time, their availability and fee quotations. Based on these factors, we maintain an internal list of approved subcontractors which is updated on a continuous basis. We typically obtain quotations from different suitable subcontractors for comparison’s sake and select our subcontractors based on the factors listed above.

Our five largest suppliers accounted for approximately 16.9%, 23.8% and 16.8% of our cost of revenue for the fiscal years ended March 31, 2024, 2023 and 2022, respectively.

Equipment

The equipment that we own mainly comprises of forklifts and plaster spray machines. Our forklifts are mainly used for moving and stacking materials over a short distance whereas our plaster spray machines are mainly used for spraying plaster onto the wall and ceiling. The main benefit of using a plaster spray machine is that it speeds up the plastering process and enhances the quality of craftsmanship. We generally deploy the aforementioned equipment for the use of our subcontractors in our projects.

The following table sets out the details of our equipment:

As of March 31, 2024
Forklifts	6
Plaster spray machines	4
Total	10

Depending on the service capacity and availability of our equipment, we may also lease certain equipment, such as forklift and plaster spray machine, from rental service providers.

Seasonality

We do not experience any seasonality in our business.

Insurance

We mainly undertook projects as subcontractors for the fiscal years ended March 31, 2024, 2023 and 2022. In general, the main contractors in our projects are responsible for maintaining employees’ compensation insurance, third party liability insurance and contractor’s all risks insurance for the entirety of the project term, which cover the liability to make payment in the case of death, injury or disability, under the Employees’ Compensation Ordinance and at common law, for injuries sustained at work for full-time and part-time employees. Such insurance policies cover and protect (i) all employees of the main contractors and subcontractors of all tiers, including us; (ii) as well as the work performed on the construction site.

We also maintain employees’ compensation insurance for our directors and employees at our office with Dah Sing Insurance Company (1976) Limited and China Taiping Insurance (HK) Company Limited, which covers the liability to make payment in the case of death, injury or disability of all our employees under the Employees’ Compensation Ordinance and at common law for injuries sustained at work. We believe that our current insurance policies are sufficient for our operations.

We have purchased life insurance with FWD Life Insurance Company (Bermuda) Limited for key management, being Mr. Lam (our director and CEO), with MSHK as beneficiary. The insured amount of the contract (death benefit) was USD1,000,000.

Safety and Quality

We place an emphasis on occupational health and safety. Our project management team is responsible for overseeing the implementation of our occupational health and safety policies and to ensure that we comply with the applicable occupational health and safety standards. We have put in place an internal safety plan which is reviewed from time to time to incorporate best practices and to address and improve specific areas of our safety management system. We require our employees and our subcontractors’ employees to follow our safety rules as set out in the safety plan. Our safety rules identify common safety and health hazards and recommendations on the prevention of workplace accidents. We also provide suitable personal protective equipment such as a full-body harness, safety helmet and safety boots to our employees and our subcontractors’ employees based on the type of work undertaken by them.

Our safety supervisor regularly provides guidance to our workers and subcontractors on appropriate and safe working practices. We may impose fines on subcontractors who repeatedly breach internal safety procedures. We also hold regular meetings with our subcontractors to discuss the implementation of safety measures and follow up with any safety issues identified during the course of a project’s implementation stage.

We believe that our commitment to quality services is crucial to our reputation and continual success. We place strong emphasis on service quality by implementing a comprehensive quality control system. The quality control measures adopted by our Group include: (i) regular communication with and conduct site visits to collect feedbacks from our customers; (ii) designation of a project management team for every project based on the project nature and the relevant qualifications and experiences required; (iii) maintaining an approval list of suppliers which is updated on a regular basis; and (iv) constant monitoring of quality management of subcontractors.

Licenses

As of the date of this report, MS (HK) Engineering Limited is a registered specialist trade contractor in the designated trade category of plastering (Group 2) under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council (expiry date: July 10, 2027). We have obtained all licenses required for carrying on our business activities for the fiscal years ended March 31, 2024, 2023 and 2022 and as of the date of this report.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. During the fiscal years ended March 31, 2024, 2023 and 2022 and as of the date hereof, neither we nor any of our subsidiaries have been involved in any litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of the Company.

Intellectual Property

As of the date of this report, we have not registered any patent or trademark. We have registered our domain name and website. You can find our website at http://ms100.com.hk/.

Real Property

We lease the following property and use it as our office:

Facility	Address
Office	8/F, Cheong Tai Factory Building, 16 Tai Yau Street, San Po Kong, Kowloon, Hong Kong

We lease the aforementioned property from Harvest Truth (Hong Kong) Limited and the lease is valid from May 1, 2024 to April 30, 2025. We paid rental fees of HK$290,000 (US$37,179), HK$260,000 (US$33,333) and HK$165,826 (US$21,260) for the fiscal years ended March 31, 2024, 2023 and 2022, respectively.

The property has no material encumbrances. It is 5,675 square feet in size and used solely as office space.

We are the owner of the following property and use it as our office after the expiry of the lease with Harvest Truth (Hong Kong) Limited:

Facility	Address
Intended to be used as office	Workspace H on 16th Floor and Portion of Roof H of Wong King Industrial Building, No. 192-198 Choi Hung Road, Nos.2-4 Tai Yau Street, Kowloon, Hong Kong

The property is used as security of a legal mortgage for a loan of US$564,103 (HK$4,400,000) for twenty years at an annual interest rate of 4.775% with the Bank of East Asia, Limited. It is 2,424 square feet in size and is intended to be used as office space after the expiry of the lease with Harvest Truth (Hong Kong) Limited.

Employees

As of March 31, 2024, we employed a total of 32 employees, each of whom are located in Hong Kong. The following table sets forth a breakdown of our employees by function:

Functional Area	Number of Employees
Management	3
Project supervision	18
Safety supervision	1
Quantity surveyors	7
Finance and administration	3
Total	32

We consider that we have maintained a good relationship with our employees and have not experienced any significant disputes with our employees or any disruption to our operations due to any labor disputes. In addition, we have not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel.

We provide various types of training to our employees and sponsor our employees to attend various training courses covering areas such as technical knowledge relating to the carrying out of wet trades works, safety, first aids, and environmental matters. Such training courses include our internal trainings as well as courses organized by external parties such as the Hong Kong Institute of Construction.

Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, we review the performance of our employees annually which will be taken into account in annual salary review and promotion appraisal. We provide a defined contribution to the Mandatory Provident Fund as required under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) for our eligible employees in Hong Kong.

COVID-19 Update

The world is experiencing a global pandemic of a novel strain of coronavirus (COVID-19) and its variants. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of businesses and facilities globally for most of the past two years. The COVID-19 pandemic has posed negative impacts on the Hong Kong construction industry since early 2020. For example, we experienced temporary disruptions to the supply of our materials in early 2022 due to a brief disruption to their supply chain and to cross-border transportation services. Since early 2023 and up to the date of this prospectus, the business activities in Hong Kong have resumed back to normal. As of the date of this report, we do not experience disruptions to the supply of our materials. Further impact of COVID-19 to our industry or us depends on the extent, duration, and resurgence of new COVID-19 cases.

Regulations

The section sets forth a summary of the material laws and regulations applicable to our business operations in Hong Kong.

LICENSES AND REGISTRATIONS REQUIRED FOR OUR WET TRADES WORKS BUSINESS

Registered Specialist Trade Contractors Scheme

Subcontractors which are involved in, among others, plastering in Hong Kong may apply for registration under the Registered Specialist Trade Contractors Scheme managed by the Construction Industry Council, a body corporate established under the Construction Industry Council Ordinance (Chapter 587 of the Laws of Hong Kong) in February 2007.

The Subcontractor Registration Scheme (substituted by the Registered Specialist Trade Contractors Scheme on April 1, 2019) was formerly known as the Voluntary Subcontractor Registration Scheme (the “VSRS”), which was introduced by the Provisional Construction Industry Co-ordination Board (the “PCICB”). The PCICB was formed in September 2001 to spearhead industry reform and to pave way for the early formation of the statutory industry coordinating body.

A technical circular issued by the Works Branch of the Development Bureau (then the Environment, Transport and Works Bureau) (“WBDB”) on June 14, 2004 (now subsumed into the Project Administration Handbook for Civil Engineering Works by the Civil Engineering and Development Department) requires that all public works contractors with tenders to be invited on or after August 15, 2004 to employ all subcontractors (whether nominated, specialist or domestic) registered from the respective trades available under the VSRS.

After the Construction Industry Council took over the work of the PCICB in February 2007 and the VSRS in January 2010, the Construction Industry Council launched stage two of the VSRS in January 2013. VSRS was also then renamed Subcontractor Registration Scheme. All subcontractors registered under the VSRS have automatically become registered subcontractors under the Subcontractor Registration Scheme.

With effect from April 1, 2019, the Registered Specialist Trade Contractors Scheme replaced the Subcontractor Registration Scheme. The Registered Specialist Trade Contractors Scheme comprises of two registers: the Register of Specialist Trade Contractors (“RSTC”) and the Register of Subcontractors (“RS”). All subcontractors who are registered under the seven trades namely demolition, concreting formwork, reinforcement bar fixing, concreting, scaffolding, curtain wall and erection of concrete precast component of the Subcontractor Registration Scheme have automatically become Registered Specialist Trade Contractors and no application is required. All subcontractors who are registered under the remaining trades of the Subcontractor Registration Scheme have been retained as registered subcontractors and no application is required. With effect from 1 January 2021, plastering trade was upgraded as the eighth designated trade. All registered subcontractors who are registered under the plastering trade have automatically become Registered Specialist Trade Contractors under the plastering trade (Group 1) and no application is required.

Registered Specialist Trade Contractors within each designated trade are further divided into Group 1 (“Group 1”) or Group 2 (“Group 2”) according to the relevant registration requirements under the Registered Specialist Trade Contractors Scheme fulfilled by them. The tender limits (the “Tender Limits”) for tenders to be invited for subcontractors vary among the different designated trade categories for Group 1. For the designated trade of plastering, the Tender Limits of contracts/subcontracts value up to HK$10 million for Group 1, will be imposed for projects to be invited for tenders on or after January 1, 2022. There are no Tender Limits imposed for Group 2.

Categories of registration

Subcontractors may apply for registration on the Subcontractor Registration Scheme in one or more of 52 trades covering common structural, civil, finishing, electrical and mechanical works and supporting services. The 52 trades further branch out into around 94 specialties, including general demolition, and others (concrete coring and saw cutting) etc. Since April 1, 2019, subcontractors may apply for registration on the RSTC in one or more of the seven designated trades including demolition, reinforcement bar fixing, erection of concrete precast component, concreting formwork, concreting, scaffolding and curtain wall and on the RS in other common civil, building, electrical and mechanical trades. Since January 1, 2021, subcontractors may apply for registration on the RSTC in the designated trade of plastering.

Where a contractor is to subcontract/sub-let part of the public works involving trades available under the Primary Register (a list of companies registered in accordance with the Rules and Procedures for the Primary Register of the Registered Specialist Trade Contractors Scheme) of the Registered Specialist Trade Contractors Scheme, it shall engage all subcontractors (whether nominated, specialist or domestic) who are registered under the relevant trades in the Primary Register of the Registered Specialist Trade Contractors Scheme. Should the subcontractors further subcontract (irrespective of any tier) any part of the public works subcontracted to them involving trades available under the Primary Register of the Registered Specialist Trade Contractors Scheme, the contractor shall ensure that all subcontractors (irrespective of any tier) are registered under the relevant trades in the Primary Register of the Registered Specialist Trade Contractors Scheme.

Requirements for registration under the Registered Specialist Trade Contractors Scheme

Applications for registration under the RS are subject to the following entry requirements:

(a)	completion of at least one job within the last five years as a main contractor/ subcontractor in the trades and specialties for which registration is applied or to have acquired comparable experience by itself/its proprietors, partners or directors within the last five years;

(b)	listings on one or more government registration schemes operated by policy bureaus or departments of the Government relevant to the trades and specialties for which registration is sought; and

(c)	the proprietor, partner or director having been employed by a registered subcontractor for at least five years with experience in the trade/specialty applying for and having completed all the modules of the Project Management Training Series for Subcontractors (or equivalent) conducted by the Construction Industry Council; or the company’s proprietor, partner or director having registered as Registered Skilled Worker under the Construction Workers Registration Ordinance for the relevant trade/specialty with at least five years’ experience in the trade/specialty applying for and having completed the Senior Construction Workers Trade Management Course (or equivalent) conducted by the Construction Industry Council.

Applications for registration under the RSTC are subject to a number of requirements based on the relevant trade category and tender limits as detailed in Schedule 2 of the Rules and Procedures for the Register of Specialist Trade Contractors issued by the Construction Industry Council in January 2021.

Validity period of registration and renewal of registration

A registered subcontractor shall apply for renewal within three months before the expiry date of its registration whereas a registered specialist trade contractor shall apply for renewal not earlier than six months but not later than three months before the expiry date of its registration by submitting an application to the Construction Industry Council in a specified format providing information and supporting documents as required to show compliance with the entry requirements. An application for renewal shall be subject to approval by the committee on Registered Specialist Trade Contractors Scheme which oversees the Registered Specialist Trade Contractors Scheme (the “Committee”). If some of the entry requirements covered in an application can no longer be satisfied, the Committee of the Construction Industry Council may give approval for renewal based on those trades and specialties where the requirements are met. An approved renewal as a registered subcontractor shall be valid for three or five years from the expiry of the current registration whereas the approved renewal for a registered specialist trade contractor shall be valid for not less than 36 months after the decision date for that application for renewal.

Codes of Conduct

A registered subcontractor and a registered specialist trade contractor shall observe the Codes of Conduct for Registered Subcontractor (Schedule 8 of the Rules and Procedures for the Primary Register of the Subcontractor Registration Scheme) (the “Codes of Conduct”). Failure to comply with the Codes of Conduct may result in regulatory actions taken by the Committee.

The circumstances pertaining to a registered subcontractor that may call for regulatory actions include, but are not limited to:

(a)	supply of false information when making an application for registration, renewal of registration or inclusion of additional trades;

(b)	failure to give timely notification of changes to the registration particulars;

(c)	serious violations of the registration rules and procedures;

(d)	convictions of senior management staff (including but not limited to proprietors, partners or directors) for bribery or corruption under the Prevention of Bribery Ordinance (Chapter 201 of the Laws of Hong Kong);

(e)	convictions for failure to pay wages on time to workers in accordance with the relevant provisions contained in the Employment Ordinance;

(f)	willful misconducts that may bring the Subcontractor Registration Scheme (and since April 1, 2019, the Registered Specialist Trade Contractors Scheme) into serious disrepute;

(g)	civil awards/judgments in connection with the violation of or convictions under the relevant sections of the Mandatory Provident Fund Schemes Ordinance;

(h)	convictions under the Factories and Industrial Undertakings Ordinance or Occupational Safety and Health Ordinance in relation to serious construction site safety incidents resulting in one or more of the following consequence: (i) loss of life; or (ii) serious bodily injury resulting in loss or amputation of a limb or had caused or was likely to cause permanent total disability;

(i)	conviction of five or more offences under the Factories and Industrial Undertakings Ordinance and/or Occupational Safety and Health Ordinance each arising out of separate incidents in any six months period (according to the date of committing the offence but not the date of conviction), committed by the Registered Subcontractor at each of a construction site under a contract;

(j)	convictions for employment of illegal worker under the Immigration Ordinance; or

(k)	late payment of workers’ wages and/or late payment of contribution under the Mandatory Provident Fund Schemes Ordinance over ten days with solid proof of such late payment of wages and/or contribution.

The circumstances that may lead to regulatory actions be taken against a registered specialist trade contractor include, but are not limited to (a) a petition for winding-up or bankruptcy has been filed against the registered specialist trade contractor or other financial problems; (b) registered specialist trade contractor’s failure to answer queries or provide information relevant to the registration within the prescribed time specified by the committee of the Construction Industry Council; (c) misconduct or suspected misconduct of the registered specialist trade contractor; (d) court conviction or violation of any law by the registered specialist trade contractor, including but not limited to the Factories and Industrial Undertakings Ordinance, Occupational Safety and Health Ordinance, Employment Ordinance, Mandatory Provident Fund Schemes Ordinance, Immigration Ordinance, Prevention of Bribery Ordinance, Construction Industry Council Ordinance, Construction Workers Registration Ordinance; (e) matters of public interest; (f) serious or suspected serious poor performance or other serious causes in any public or private sector works contract; and (g) the registered specialist trade contractor’s failure to comply with any provisions of the Rules and Procedures for the Registered Specialist Trade Contractors Scheme.

Regulatory actions

The Committee may instigate regulatory actions against a registered subcontractor by directing that: (a) written strong direction and/or warning be given to a registered subcontractor; (b) a registered subcontractor to submit an improvement plan with the contents as specified and within a specified period; (c) a registered subcontractor be suspended from registration for a specified duration; or (d) the registration of a registered subcontractor be revoked.

The Committee may instigate regulatory actions against a registered specialist trade contractor by directing that: (a) written warning be given to the registered specialist trade contractor; (b) the registered specialist trade contractor be suspended from registration for a specified period; (c) the grouping of a registered specialist trade contractor be changed; or (d) the registration of the registered specialist trade contractor be revoked.

LABOR, HEALTH AND SAFETY LAWS AND REGULATIONS

Construction Workers Registration Ordinance (Chapter 583 of the Laws of Hong Kong)

Construction Workers Registration Ordinance requires construction workers to be registered for carrying out construction work on a construction site.

Under the Construction Workers Registration Ordinance, “construction work” means, among other things, any building operation involved in preparing for any operation such as the addition, renewal, alteration, repair, dismantling or demolition of any specified structure that involves the structure of the specified structure or any other specified structure. “Construction site” means, subject to certain exceptions, a place where construction work is, or is to be, carried out. Under section 40 of the Construction Workers Registration Ordinance, no person shall be registered as a registered construction worker unless the Registrar of Construction Workers is satisfied, among other things, that the person has attended the relevant construction work-related safety training course. Further, under section 44 of the Construction Workers Registration Ordinance, the Registrar of Construction Workers shall not renew the registration of a person unless the Registrar of Construction Workers is satisfied that, among other things, (i) the person has attended the relevant construction work-related safety training course; and (ii) if the registration will, on the date of expiry, have been in effect for not less than two years, the person has attended and completed, during the period of one year immediately before the date of application for renewal of the registration, such development courses applicable to his registration as the Construction Industry Council may specify.

The Construction Workers Registration Ordinance also contains a “designated workers for designated skills” provision, which provides that only registered skilled or semi-skilled workers of designated trade divisions are permitted to carry out construction works on construction sites relating to those trade divisions independently. Unregistered skilled or semi-skilled workers are only allowed to carry out construction works of designated trade divisions (i) under the instruction and supervision of registered skilled or semi-skilled workers of relevant designated trade division(s); (ii) in proposed emergency works (i.e. construction works which are made or maintained consequential upon the occurrence of emergency incidents); or (iii) in small-scale construction works (e.g. value of works not exceeding HK$100,000).

The Construction Workers Registration Ordinance also contains a “designated workers for designated skills” provision, which provides that only registered skilled or semi-skilled workers of designated trade divisions are permitted to carry out construction works on construction sites relating to those trade divisions independently. Unregistered skilled or semi-skilled workers are only allowed to carry out construction works of designated trade divisions (i) under the instruction and supervision of registered skilled or semi-skilled workers of relevant designated trade division(s); (ii) in proposed emergency works (i.e. construction works which are made or maintained consequential upon the occurrence of emergency incidents); or (iii) in small-scale construction works (e.g. value of works not exceeding HK$100,000).

Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong)

The Factories and Industrial Undertakings Ordinance provides for the safety and health protection to workers in an industrial undertaking. Under the Factories and Industrial Undertakings Ordinance, it is the duty of a proprietor of an industrial undertaking to take care of, so far as is reasonably practicable, the health and safety at work of all persons employed by him at the industrial undertaking. The duties of a proprietor extend to include:

●	providing and maintaining plant and work systems that do not endanger safety or health;
●	making arrangements for ensuring safety and health in connection with the use, handling, storage and transport of articles and substances;
●	providing all necessary information, instructions, training and supervision for ensuring safety and health;
●	providing and maintaining safe access to and egress from the workplaces; and
●	providing and maintaining a safe and healthy working environment.

A proprietor who contravenes any of these duties commits an offence and is liable to a fine of HK$500,000. A proprietor who contravenes any of these requirements willfully and without reasonable excuse commits an offence and is liable to a fine of HK$500,000 and to imprisonment for six months.

Matters regulated under the subsidiary regulations of the Factories and Industrial Undertakings Ordinance, including the Construction Sites (Safety) Regulations (Chapter 59I of the Laws of Hong Kong), include (i) the prohibition of employment of persons under 18 years of age (save for certain exceptions); (ii) the maintenance and operation of hoists; (iii) the duty to ensure safety of places of work; (iv) prevention of falls; (v) safety of excavations; (vi) the duty to comply with miscellaneous safety requirements; and (vii) provision of first aid facilities. Non-compliance with any of these rules is an offence and different levels of penalty will be imposed and a contractor guilty of the relevant offence could be liable to a fine up to HK$200,000 and imprisonment up to 12 months.

In addition, under the Factories and Industrial Undertakings (Safety Management) Regulation (Chapter 59AF of the Laws of Hong Kong), any contractor (i) in relation to construction work with a contract value of HK$100 million or more; or (ii) in relation to construction work having an aggregate of 100 or more workers in a day working in a single construction site; or (iii) in relation to construction work having an aggregate of 100 or more workers in a day working in two or more construction sites is obliged to appoint a safety auditor to conduct a safety audit to collect, assess and verify information on the efficiency, effectiveness and reliability of its safety management system and consider improvements to the system at least once in every six months. Further, any contractor (i) in relation to construction work having an aggregate of 50 or more but less than 100 workers in a day working in a single construction site; or (ii) in relation to construction work having an aggregate of 50 or more but less than 100 workers in a day working in two or more construction sites is obliged to appoint a person, being a person who is capable of competently carrying out a safety review, to be the safety review officer to conduct a safety review to review the effectiveness of its safety management system and consider improvements to the effectiveness of the system at least once in every six months. Any person who contravenes these requirements commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment of six months.

According to the Factories and Industrial Undertakings (Safety Management) Regulation, the safety auditor shall (i) be a registered safety officer under the Factories and Industrial Undertakings (Safety Officers and Safety Supervisors) Regulations (Chapter 59Z of the Laws of Hong Kong); (ii) have not less than three years’ full-time experience, in the five years period immediately preceding the application for registration with the Labor Department, in a managerial post responsible for industrial safety and health matters in respect of an industrial undertaking; (iii) occupy, at the time of the application for registration with the Labor Department, the managerial post or a like post; (iv) have successfully completed a scheme conducted by a registered scheme operator; and (v) understand the requirements under legislation in Hong Kong relating to industrial safety and health matters. Pursuant to the Code of Practice on Safety Management issued by the Labor Department, a safety auditor should (i) understand his task and be competent to carry it out; (ii) be familiar with the industry and the processes being carried out in the relevant industrial undertaking; (iii) have a good knowledge of the safety management practices in the industry; and (iv) have the necessary experience and knowledge to enable him to evaluate performance and identify deficiencies effectively, while a safety review officer should (i) have a good understanding of the operation of the relevant industrial undertaking in respect of which he conducts the safety review; (ii) have a good understanding of the legal requirements in force in Hong Kong relating to industrial safety and health; and (iii) have received appropriate training in how to review the effectiveness of a safety management system with a view to improving it.

Factories and Industrial Undertakings (Loadshifting Machinery) Regulation (Chapter 59AG of the Laws of Hong Kong) (“Loadshifting Machinery Regulations”)

Under regulation 3 of the Loadshifting Machinery Regulations, the responsible person of a loadshifting machine shall ensure that the machine is only operated by a person who (i) has attained the age of 18 years; and (ii) holds a valid certificate applicable to the type of loadshifting machine to which that machine belongs. Under the Loadshifting Machinery Regulations, loadshifting machines used in industrial undertakings refer to forklift trucks.

Under regulation 8 of the Loadshifting Machinery Regulations, a responsible person who without reasonable excuse contravenes regulation 3 commits an offence and is liable to a fine of HK$50,000.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for the safety and health protection to employees in workplaces, both industrial and non-industrial.

Employers must as far as reasonably practicable ensure the safety and health in their workplaces by:

●	providing and maintaining plant and systems of work that are safe and without risks to health;
●	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;
●	as regards any workplace under the employer’s control: maintenance of the workplace in a condition that is safe and without risks to health; and provision and maintenance of means of access to and egress from the workplace that are safe and without any such risks;
●	providing all necessary information, instructions, training and supervision for ensuring safety and health; and
●	providing and maintaining a working environment for the employer’s employees that is safe and without risks to health.

Failure to comply with any of the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment for six months.

The Commissioner for Labor may also issue an improvement notice against non-compliance of the Occupational Safety and Health Ordinance or the Factories and Industrial Undertakings Ordinance or suspension notice against activity or condition of workplace which may create imminent risk of death or serious bodily injury. Failure to comply with such notice without reasonable excuse constitutes an offence punishable by a fine of HK$200,000 and HK$500,000 respectively and imprisonment of up to 12 months.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the Employees’ Compensation Ordinance, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

According to section 15(1A) of the Employees’ Compensation Ordinance, employer shall report work injuries of its employee to the Commissioner of Labor not later than 14 days after the accident, irrespective of whether the accident gives rise to any liability to pay compensation.

According to section 24 of the Employees’ Compensation Ordinance, a principal contractor shall be liable to pay compensation to subcontractors’ employees who are injured in the course of their employment to the subcontractor. The principal contractor is, nonetheless, entitled to be indemnified by the subcontractor who would have been liable to pay compensation to the injured employee. The employees in question are required to serve a notice in writing on the principal contractor before making any claim or application against such principal contractor.

Pursuant to section 40 of the Employees’ Compensation Ordinance, all employers (including contractors and subcontractors) are required to take out insurance policies to cover their liabilities both under the Employees’ Compensation Ordinance and at common law for injuries at work in respect of all their employees (including full-time and part-time employees). Under section 40(1B) of the Employees’ Compensation Ordinance, where a principal contractor has undertaken to perform any construction work, it may take out an insurance policy for an amount not less than HK$200 million per event to cover his liability and that of his subcontractor(s) under the Employees’ Compensation Ordinance and at common law. Where a principal contractor has taken out a policy of insurance under section 40(1B) of the Employees’ Compensation Ordinance, the principal contractor and a subcontractor insured under the policy shall be regarded as having complied with section 40(1) of the Employees’ Compensation Ordinance.

An employer who fails to comply with the Employees’ Compensation Ordinance to secure an insurance cover is liable on conviction upon indictment to a fine at level 6 (currently at HK$100,000) and to imprisonment for two years.

Limitation Ordinance (Chapter 347 of the Laws of Hong Kong)

Under the Limitation Ordinance, the time limit for an applicant to commence common law claims for personal injuries is three years from the date on which the cause of action accrued.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

A principal contractor shall be subject to the provisions on subcontractor’s employees’ wages in the Employment Ordinance. According to section 43C of the Employment Ordinance, a principal contractor or a principal contractor and every superior subcontractor jointly and severally is/are liable to pay any wages that become due to an employee who is employed by a subcontractor on any work which the subcontractor has contracted to perform, and such wages are not paid within the period specified in the Employment Ordinance. The liability of a principal contractor and superior subcontractor (where applicable) shall be limited to (a) the wages of an employee whose employment relates wholly to the work which the principal contractor has contracted to perform and whose place of employment is wholly on the site of the building works; and (b) the wages due to such an employee for two months (such months shall be the first two months of the period in respect of which the wages are due).

An employee who has outstanding wage payments from subcontractor must serve a notice in writing on the principal contractor within 60 days after the wage due date. A principal contractor and superior subcontractor (where applicable) shall not be liable to pay any wages to the employee of the subcontractor if that employee fails to serve a notice on the principal contractor.

Upon receipt of such notice from the relevant employee, a principal contractor shall, within 14 days after receipt of the notice, serve a copy of the notice on every superior subcontractor to that subcontractor (where applicable) of whom he is aware. A principal contractor who without reasonable excuse fails to serve notice on the superior subcontractor(s) shall be guilty of an offence and shall be liable on conviction to a fine at level 5 (currently at HK$50,000).

Pursuant to section 43F of the Employment Ordinance, if a principal contractor or superior subcontractor pays to an employee any wages under section 43C of the Employment Ordinance, the wages so paid shall be a debt due by the employer of that employee to the principal contractor or superior subcontractor, as the case may be. The principal contractor or superior subcontractor who pays an employee any wages under section 43C of the Employment Ordinance may either (i) claim contribution from every superior subcontractor to the employee’s employer or from the principal contractor and every other such superior subcontractor as the case may be, or (ii) deduct by way of set-off the amount paid by him from any sum due or may become due to the subcontractor in respect of the work that he has subcontracted.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Immigration Ordinance (Chapter 115 of the Laws of Hong Kong)

According to section 38A of the Immigration Ordinance, a construction site controller (i.e. the principal or main contractor and includes a subcontractor, owner, occupier or other person who has control over or is in charge of a construction site) shall take all practicable steps to (i) prevent having illegal immigrants from being on site or (ii) prevent illegal workers who are not lawfully employable from taking employment on site.

Where it is proved that (i) an illegal immigrant was on a construction site or (ii) such illegal worker who is not lawfully employable took employment on a construction site, the construction site controller commits an offence and is liable to a fine of HK$350,000.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (set at HK$40 per hour as of the date of this report) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPF Schemes Ordinance”)

Employers are required to enroll their regular employees (except for certain exempt persons) aged between at least 18 but under 65 years of age and employed for 60 days or more in a Mandatory Provident Fund (“MPF”) scheme within the first 60 days of employment.

For both employees and employers, it is mandatory to make regular contributions into a MPF scheme. For an employee, subject to the maximum and minimum levels of income (set at HK$30,000 and HK$7,100 per month, respectively, as of the date of this report), an employer will deduct 5% of the relevant income on behalf of an employee as mandatory contributions to a registered MPF scheme with a ceiling (set at HK$1,500 as of the date of this report). Employer will also be required to contribute an amount equivalent to 5% of an employee’s relevant income to the MPF scheme, subject only to the maximum level of income (set at HK$30,000 as of the date of this report).

Industry Schemes

Industry Schemes were established under the MPF system for employers in the construction and catering industries in view of the high labor mobility in these two industries, and the fact that most employees in these industries are “casual employees” whose employment is on a day-to-day basis or for a fixed period of less than 60 days.

For the purpose of the Industry Schemes, the construction industry covers the following eight major categories: (1) foundation and associated works; (2) civil engineering and associated works; (3) demolition and structural alteration works; (4) refurbishment and maintenance works; (5) general building construction works; (6) fire services, mechanical, electrical and associated works; (7) gas, plumbing, drainage and associated works; and (8) interior fitting-out works.

The MPF Schemes Ordinance does not stipulate that employers in these two industries must join the Industry Schemes. The Industry Schemes provide convenience to the employers and employees in the construction and catering industries.

Casual employees do not have to switch schemes when they change jobs within the same industry, so long as their previous and new employers are registered with the same Industry Scheme. This is convenient for scheme members and saves administrative costs.

ENVIRONMENTAL PROTECTION

Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong)

The Air Pollution Control Ordinance is the principal legislation in Hong Kong for controlling emission of air pollutants and noxious odor from construction, industrial and commercial activities and other polluting sources. Subsidiary regulations of the Air Pollution Control Ordinance impose control on air pollutant emissions from certain operations through the issue of licenses and permits.

A contractor shall observe and comply with the Air Pollution Control Ordinance and its subsidiary regulations, including without limitation the Air Pollution Control (Open Burning) Regulation (Chapter 311O of the Laws of Hong Kong), the Air Pollution Control (Construction Dust) Regulation (Chapter 311R of the Laws of Hong Kong) and the Air Pollution Control (Smoke) Regulations (Chapter 311C of the Laws of Hong Kong). The contractor responsible for a construction site shall devise, arrange methods of working and carry out the works in such a manner so as to minimize dust impacts on the surrounding environment, and shall provide experienced personnel with suitable training to ensure that these methods are implemented. Asbestos control provisions in the Air Pollution Control Ordinance require that building works involving asbestos must be conducted only by registered asbestos contractors and under the supervision of a registered consultant.

Air Pollution Control (Non-road Mobile Machinery) (Emission) Regulation (Chapter 311Z of the Laws of Hong Kong)

The NRMM Regulation came into effect on June 1, 2015 to introduce regulatory control on the emissions of NRMMs, including non-road vehicles and regulated machines that are subject to the NRMM Regulations (the “Regulated Machines”). Unless exempted, NRMMs which are regulated under this provision are required to comply with the emission standards prescribed under this regulation. Under section 5 of the NRMM Regulation, starting from December 1, 2015, only approved or exempted NRMMs with a proper label are allowed to be used in specified activities and locations including construction sites. However, existing NRMMs which are already in Hong Kong on or before November 30, 2015 will be exempted from complying with the emission requirements pursuant to section 11 of the NRMM Regulation. Under Section 5 of the NRMM Regulation, any person who uses or causes to be used a Regulated Machine in specified activities or locations without (i) exemption or approval by the Environmental Protection Department is liable on conviction to a fine of HK$200,000 and to imprisonment for six months, and (ii) a proper label is liable on conviction to a fine of HK$50,000 and to imprisonment for up to three months.

Pursuant to the Technical Circular issued by the Work Branch of the Development Bureau on February 8, 2015, an implementation plan to phase out the use of exempted NRMMs for four types of exempted NRMMs (namely generators, air compressors, excavators and crawler cranes) has been included in the Technical Circular, under which, all new capital works contracts of public works including design and build contracts with an estimated contract value exceeding HK$200 million and tenders invited on or after 1 June 2015 shall require the contractor to allow no exempted generator and air compressor to be used after June 1, 2015 and the number of exempted excavators and crawler cranes not to exceed 50%, 20% and 0% of the total units of exempted NRMMs from June 1, 2015, June 1, 2017 and June 1, 2019 respectively.

Noise Control Ordinance (Chapter 400 of the Laws of Hong Kong)

The Noise Control Ordinance controls, among others, the noise from construction, industrial and commercial activities. A contractor shall comply with the Noise Control Ordinance and its subsidiary regulations in carrying out construction works. For construction activities that are to be carried out during the restricted hours and for percussive piling during the daytime, not being a general holiday, construction noise permits are required from the Director of the Environmental Protection Department in advance.

Under the Noise Control Ordinance, construction works that produce noises and the use of powered mechanical equipment (other than percussive piling) are not allowed between 7:00 p.m. and 7:00 a.m. or at any time on general holidays, unless prior approval has been granted by the Director of the Environmental Protection Department through the construction noise permit system. The use of certain equipment is also subject to restrictions. Hand-held percussive breakers and air compressors must comply with noise emissions standards and be issued with a noise emission label from the Director of the Environmental Protection Department.

Any person who carries out any construction work except as permitted is liable on first conviction to a fine of HK$100,000 and on subsequent convictions to a fine of HK$200,000, and in any case to a fine of HK$20,000 for each day during which the offence continues.

Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong)

The Water Pollution Control Ordinance controls the effluent discharged from all types of industrial, commercial, institutional and construction activities into public sewers and public drain. For any industry/trade generating wastewater discharge (except domestic sewage or unpolluted water that are discharged into communal sewer or communal drain), they are subject to licensing control by the Director of the Environmental Protection Department.

All discharges, other than domestic sewage or unpolluted water to communal sewer or communal drain, must be covered by an effluent discharge license. The license specifies the permitted maximum allowable quantity and effluent standards of the effluent. The general guidelines are that the effluent does not damage sewers or pollute inland or inshore marine waters.

According to the Water Pollution Control Ordinance, unless being licensed under the Water Pollution Control Ordinance, a person who discharges any waste or polluting matter into the waters of Hong Kong in a water control zone or discharges any matter, other than domestic sewage and unpolluted water, into a communal sewer or communal drain in a water control zone commits an offence and is liable to imprisonment for six months and (a) for a first offence, a fine of HK$200,000; (b) for a second or subsequent offence, a fine of HK$400,000, and (c) in addition, if the offence is a continuing offence, a fine of HK$10,000 for each day during which it is proved to the satisfaction of the court that the offence has continued.

Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong)

The Waste Disposal Ordinance controls the production, storage, collection and disposal including treatment, reprocessing and recycling of wastes. At present, livestock waste and chemical waste are subject to specific controls whilst unlawful deposition of waste is prohibited. Import and export of waste is generally controlled through a permit system.

A contractor shall observe and comply with the Waste Disposal Ordinance and its subsidiary regulations, including without limitation the Waste Disposal (Charges for Disposal of Construction Waste) Regulation (Chapter 354N of the Laws of Hong Kong) and the Waste Disposal (Chemical Waste) (General) Regulation (Chapter 354C of the Laws of Hong Kong).

Under the Waste Disposal (Charges for Disposal of Construction Waste) Regulation, construction waste can only be disposed at designated prescribed facilities and a main contractor who undertakes construction work with a value of HK$1 million or above will be required, within 21 days after being awarded the contract, to establish a billing account in respect of that particular contract with the Director of the Environmental Protection Department to pay any disposal charges for the construction waste generated from the construction work under that contract.

Under the Waste Disposal (Chemical Waste) (General) Regulation, a person who produces chemical waste or causes it to be produced has to register as a chemical waste producer. Any chemical waste produced must be packaged, labeled and stored properly before disposal. Only a licensed waste collector can transport the waste to a licensed chemical waste disposal site for disposal. Chemical waste producers also need to keep records of their chemical waste disposal for inspection by the Environmental Protection Department.

OTHERS

Proposed Security of Payment Legislation (“SOPL”)

The Government has conducted a public consultation on the SOPL for the construction industry to promote fair payment and help main contractors, subcontractors, consultants, sub-consultants and suppliers to receive payment on time for work done and services provided, so as to improve payment practices and provide rapid dispute resolution.

The SOPL will, among others:

●	prohibit “pay when paid” and similar terms in contracts, which refer to provisions in contracts that make payment contingent or conditional on the operation of other contracts or agreements, meaning that payment is conditional on the payer receiving payment from a third party;

●	prohibit payment periods of more than 60 calendar days for interim payments and 120 calendar days for final payments;

●	enable parties who are entitled to progress payments under the terms of a contract covered by the SOPL to claim such payments as statutory payment claims, upon receipt of which the payer has 30 calendar days to serve a payment response, and parties who are entitled to payments under statutory payment claims will be entitled to pursue adjudication if the statutory payment claims are disputed or ignored; and

●	grant parties the right to suspend or reduce the rate of progress of works after either non-payment of an adjudicator’s decision or non-payment of amounts admitted as due.

All contracts and sub-contracts, whether in written or oral form, for (i) government works, under which the Government and specified public entities procure construction and maintenance activities or related services, materials or plant; and (ii) private sector works, under which private entities procure construction activities for new buildings (as defined in the Buildings Ordinance) with a main contract value of over HK$5 million or procure related services, material or plant or supply-only contracts with a contract value of over HK$500,000, will be governed by the SOPL. Where the main contract is covered by the SOPL, all subcontracts (irrespective of tier) will be covered by the SOPL regardless of value. The legislation will not apply to private sector construction works relating to new buildings with a main contract value of less than HK$5 million or related services, material or plant supply-only contracts with a contract value of less than HK$500,000.

The proposed legislation will not apply retrospectively but will apply only to contracts entered on or after a date to be set by or pursuant to the legislation.

The SOPL is designed to assist contractors throughout the contractual chain to ensure cash-flow and access to a swift dispute resolution process. However, there are still uncertainties on the final legislative framework to be submitted to the Legislative Council for consideration and approval.

The Government released a Technical Circular on the Implementation of the Spirit of Security of Payment Legislation in Public Works Contracts (the “Technical Circular”) in October 2021. The Technical Circular sets out the policy on the implementation of the spirit of the SOPL in public works contracts with a view to facilitating timely processing of contract payments and providing an interim mechanism for speedy resolution of payment disputes before the enactment of the SOPL. The scope of contracts covered by the Technical Circular includes public works contracts, term contracts and related subcontracts tendered (i) on or after December 31, 2021, for tenders to be invited from Group B or Group C contractors on the List of Approved Contractors for Public Works; and (ii) on or after April 1, 2022, for tenders to be invited from other contractors on the List of Approved Contractors for Public Works or the List of Approved Suppliers of Materials and Specialist Contractors for Public Works.

The implementation date of the proposed SOPL has not been announced, and therefore does not affect our Operating Subsidiaries.

C.	Organizational Structure

See “—A. History and Development of the Company.”

D.	Property, Plants and Equipment

See “—B. Business Overview—Real Property.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — 3.D. Risk Factors” and elsewhere in this Annual Report.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

Non-recurrent nature of our projects

Our revenue is typically derived from projects which are non-recurrent in nature and our customers are under no obligation to award projects to us. For the fiscal years ended March 31, 2024, 2023 and 2022, we secured new businesses mainly through invitation for tender by customers. There is no assurance that we will be able to secure new contracts in the future. Accordingly, the number and scale of projects and the amount of revenue we are able to derive therefrom may vary significantly from period to period, and it may be difficult to forecast the volume of future business. In the event that we fail to secure new contracts or there is a significant decrease in the number of tender invitations or contracts available for bidding in the future, our business, financial position and prospects could be materially and adversely affected.

Performance and availability of our subcontractors

We focus on the role of project management and supervision in carrying out our projects and we generally engage subcontractors to perform part of the site works under our supervision. In order to control and ensure the quality and progress of the works of our subcontractors, we select subcontractors based on their quality of services, qualifications, skills and technique, prevailing market price, delivery time, availability of resources in accommodating our requests, and reputation. There is no assurance that the work quality of our subcontractors can always meet our requirements. We may be affected by the non-performance, inappropriate, or poor quality of works rendered by our subcontractors. Such events could impact upon our profitability, financial performance, and reputation. In addition, there is no assurance that we will always be able to secure services from suitable subcontractors when required, or be able to negotiate favorable fees and terms of service with subcontractors. In such events, our operation and financial position may be adversely affected.

In the event that our subcontractors fail to follow the safety guidelines and other requirements imposed by our customers, we may be liable to pay to our customers the expenses and penalties incurred by them. Although we are entitled to be compensated by our subcontractors in relation to such penalties under the subcontracting agreement, we may not be able to claim from such subcontractors in order to maintain a stable relationship with our major subcontractors. In such event, we may be subject to additional costs and penalties incurred by our subcontractors in relation to their failure to comply with the safety procedures and other requirements imposed by our customers.

Estimation of project costs

When determining our tender price, our management would estimate the time and costs involved in a project taking into account (i) the scope of works; (ii) the price trend for the types of subcontracting services as well as materials required; (iii) the complexity and the location of the project; (iv) the estimated number and types of equipment required; (v) the completion time requested by customers; and (vi) the availability of our labor and financial resources.

There is no assurance that the actual amount of time and costs incurred during the performance of our projects would not exceed our estimation. The actual amount of time and costs incurred in completing a project may be adversely affected by many factors, including unforeseen site conditions, adverse weather conditions, accidents, non-performance by our subcontractors, unexpected significant increase in costs of materials agreed to be borne by us, unexpected increase in the amount of rectification works requested by our customers and other unforeseen problems and circumstances. Any material inaccurate estimation in the time and costs involved in a project may give rise to delays in completion of works and/or cost overruns, which in turn may materially and adversely affect our financial condition, profitability, and liquidity. We typically bear the risk of delays and cost overruns in our projects and we are generally unable to pass these costs to our customers.

We are exposed to risks of general economic downturn and deteriorating market conditions, such as Sino-U.S. trade conflicts

As our business and operations are based in Hong Kong, our business growth is primarily dependent upon the economy and market condition in Hong Kong and the PRC. The market conditions are directly affected by, among other things, the global and local political and economic environments, such as uncertainties about the Sino-U.S. trade conflicts. Any sudden downturn in the general economic environment or change to political environment in Hong Kong and the PRC beyond our control may adversely affect the financial market sentiment in general. Severe fluctuations in market and economic sentiments may also lead to a prolonged period of slowdowns in the real estate and construction industries. As such, our revenue and profitability may fluctuate and we cannot assure you that we will be able to maintain our historical financial performance in times of difficult or unstable economic conditions.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the regulations of SEC. They include the financial statements of our Company and our subsidiaries. All transactions and balances among these entities have been eliminated upon consolidation.

Please also refer to the crucial accounting policies, judgments and estimates adopted by our Company discussed in Note 2 to the consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate our estimates and assumptions on an ongoing basis using the vest information available. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements.

Critical accounting policies are those policies that, in management’s view, are the most important in the portrayal of our financial condition and results of operations. The notes to the consolidated financial statements also include disclosure of significant accounting policies. The methods, estimates and judgments that we use in applying our accounting policies have a significant impact on the results that we report in our consolidated financial statements. These critical accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain. Those critical accounting policies and estimates that require the most significant judgment are discussed further below.

Revenue Recognition

The Company recognizes contract revenue over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer in accordance with ASC Topic 606, Revenue from Contracts with Customers. The Company adopted output method using construction works delivered as this method best represents the measure of progress against the performance obligations incorporated within the contractual agreements.

However, the nature of the Company’s contracts gives rise to several types of variable consideration from the changes in job performance, job conditions and estimated profitability, including those changes arising from unpriced change orders and claims, liquidated damages and penalties and final contract settlements.

Change orders may include changes in specifications or designs, manner of performance, facilities, equipment, materials, sites and period of completion of the work. Either we or our customers may initiate change orders. We consider unapproved change orders to be contract variations for which we have initiated a change of scope which we believe we are contractually entitled to a certain price, but where a price change associated with such change of scope has not yet been agreed upon with our customer. The Company recognizes revenue for variable consideration when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company estimates the amount of revenue to be recognized on variable consideration using the expected value (i.e., the sum of a probability-weighted amount) or the most likely amount method, whichever is expected to better predict the amount. Change orders that are unapproved as to both price and scope are evaluated as claims. We consider claims to be amounts in excess of agreed contract prices that we seek to collect from our customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs. The Company mainly considers the change orders as the contract modification. And the Company accounted for the contract modification as if it were a part of the existing contract as the remaining services are not distinct and, therefore, form part of a single performance obligation that is partially satisfied at the date of the contract modification.

Upon completion and final acceptance of the services that we were contracted to perform, we receive our final payment upon completion of the necessary contract closing documents. The accuracy of our revenue recognition in a given period depends on the accuracy of our estimates of the revenues and costs to finish uncompleted contracts. The management reviews and revises the estimates of both contract revenue and costs for the construction services as the contract progresses, because of the nature of the activity undertaken in construction contracts, the date at which the contract activity is entered into and the date when the activity is completed usually fall into different accounting period and actual cost or revenue may be higher or lower than estimated at the end of the reporting period, which could affect the revenue and profit recognized in future years as an adjustment to the amounts recorded to date. The Group reviews and revises the estimates of contract revenue, contract costs and change orders prepared for each construction contract as the contract progresses regularly.

Provision of expected credit loss allowance for accounts receivable and contract assets

The allowance for credit losses consists of the allowance for credit losses and the allowance for losses on unfunded commitments. The Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” using the modified retrospective approach for accounts receivable and contract assets. The approach requires an estimate of the credit losses expected over the life of an exposure (or pool of exposures). It removes the incurred loss approach’s threshold that delayed the recognition of a credit loss until it was ‘‘probable” that a loss event was ‘‘incurred.’’ The estimate of expected credit losses under the approach is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit losses, then considers whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the period from which historical experience was used. Finally, the Group considers forecasts about future economic conditions that are reasonable and supportable.

The Group considers the accounting policy relating to the allowance for credit losses to be a critical accounting estimate given the uncertainty in evaluating the level of the allowance required to cover the Group’s estimate of all expected credit losses over the expected contractual life of our accounts receivable and contract assets. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the then-existing accounts receivable and contract assets, in light of the factors then prevailing, may result in significant changes in the allowance for credit losses in those future periods. The impact of utilizing the approach to calculate the reserve for credit losses will be significantly influenced by the composition, characteristics and quality of our accounts receivable and contract assets, as well as the prevailing economic conditions and forecasts utilized. Material changes to these and other relevant factors may result in greater volatility to the reserve for credit losses, and therefore, greater volatility to our reported earnings.

The Group adopted the probability of default and loss given default methods for estimating expected credit losses because it can reflect the Group’s expectation of the recoverability of accounts receivable and contract assets at each of the reporting period. The management makes reference to (i) the research by Moody’s and data of Bloomberg for average cumulative default probability rate of the debtors, and (ii) 2024 Annual default study, Moody’s for the weighted average default rates. In addition, the rates have been adjusted for forward-looking factors by taking into account any observable change in future economic conditions, events and environment. The management assumes historical loss pattern does not vary significantly across the customer groups and there is no expectation of such changes over the expected collection period of the receivables outstanding at the period end.

Summary of Results of Operations

Comparison of Years Ended March 31, 2024 and 2023

The following table sets forth key components of our results of operations for the years ended March 31, 2024 and 2023. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended March 31,		Changes
	2024	2023	Amount	%
	US$	US$	US$
Revenue	27,572,692	21,868,220	5,704,472	26.1%
Cost of revenue	(22,479,613)	(18,373,672)	4,105,941	22.3%
Gross profit	5,093,079	3,494,548	1,598,531	45.7%

Operating expenses
General and administrative expenses	(1,846,753)	(855,597)	991,156	115.8%
Total operating expenses	(1,846,753)	(855,597)	991,156	115.8%

Income from operations	3,246,326	2,638,951	607,375	23.0%
Other income (expense)
Interest expense, net	(286,090)	(179,986)	106,104	59%
Other income	15,297	797,160	(781,863)	(98.1)%
Total other (expense) income, net	(270,793)	617,174	(887,967)	(143.9)%

Income before tax expense	2,975,533	3,256,125	(280,592)	(8.6)%
Income tax expense	(648,936)	(468,889)	180,047	38.4%
Net income and total comprehensive income	2,326,597	2,787,236	(460,639)	(16.5)%

Revenue

Our revenue was US$27,572,692 for the year ended March 31, 2024 as compared to US$21,868,220 for the year ended March 31, 2023, representing an increase of US$5,704,472, or 26.1%. The increase in our revenue was mainly driven by the number of our projects contributed revenue increased from 20 for the year ended March 31, 2023 to 23 for the year ended March 31, 2024.

We secured our new business through direct invitations for tenders from customers and we receive, from time to time, invitations to submit tenders from construction contractors. For the fiscal years ended March 31, 2024 and 2023, we submitted 17 and 33 tenders to our potential customers respectively, and our tender success rate was approximately 21.4% and 21.2% for the respective year. We believe that our proven track record of quality works, our expertise in wet trades operations and our ability to deliver work on time are the crucial factors that enable us to gain our customers’ trust and give us a competitive edge when tendering for projects. Our stable tender success rate demonstrates our competitiveness in the Hong Kong wet trades works industry and the satisfaction of our customers with our services.

The following table sets forth the breakdown of our revenue by sector for the years ended March 31, 2024 and 2023, respectively:

	For the years ended March 31,		Changes
	2024	2023	Amount	%
	US$	US$	US$
Revenue
Public	11,488,228	6,307,454	5,180,774	82.1%
Private	16,084,464	15,560,766	523,698	3.4%
Total revenue	27,572,692	21,868,220	5,704,472	26.1%

Our revenue from public sector projects was US$11,488,228 for the year ended March 31, 2024 as compared to US$6,307,454 for the year ended March 31, 2023, representing an increase of approximately US$5,180,774, or approximately 82.1%. The increase in revenue from our public sector projects was mainly attributable to the increase in the amount of works performed by our Group in three ongoing sizable public sector projects during the year ended March 31, 2024. The revenue generated from such projects was approximately US$11,060,690 for the year ended March 31, 2024 as compared to US$5,810,379 for the year ended March 31, 2023. The increase in revenue from public sector projects was mainly attributable to the number of our public sector projects increased from 3 for the year ended March 31, 2023 to 7 for the year ended March 31, 2024.

Our revenue from private sector projects was US$16,084,464 for the year ended March 31, 2024 as compared to US$15,560,766 for the year ended March 31, 2023, representing an increase of approximately US$523,698, or approximately 3.4%. The increase in revenue from private sector projects was mainly attributable to the number of our private sector projects increased from 14 for the year ended March 31, 2023 to 16 for the year ended March 31, 2024.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the years ended March 31, 2024 and 2023:

	For the years ended March 31,		Changes
	2024	2023	Amount	%
	US$	US$
Cost of revenue
Subcontracting costs	19,432,078	14,004,217	5,427,861	38.8%
Material costs	1,463,208	2,758,803	(1,295,595)	(47.0)%
Direct labor costs	1,164,626	1,124,112	40,514	3.6%
Overhead costs	419,701	486,540	(66,839)	(13.7)%
Total cost of revenue	22,479,613	18,373,672	4,105,941	22.3%

Our cost of revenue, primarily consist of subcontracting costs, materials costs, direct labor costs and overhead costs such as depreciation of equipment that are directly attributable to services provided. We incurred cost of revenue of US$22,479,613 for the year ended March 31, 2024, as compared to US$18,373,672 for the year ended March 31, 2023, representing an increase of approximately US$4,105,941, or approximately 22.3%. The increase was generally in line with the increase in revenue while the decrease in material costs for the year ended March 31, 2024 was mainly attributable to certain projects that required the Group to purchase more materials during the year ended March 31, 2023.

Gross profit and gross profit margin

Our total gross profit was US$5,093,079 for the year ended March 31, 2024, as compared to US$3,494,548 for the year ended March 31, 2023, an increase of US$1,598,531, or 45.7%. The increase in total gross profit was mainly attributable to the increase in revenue for the year ended March 31, 2024, as compared to the year ended March 31, 2023 as discussed above. Our total gross profit margin remained relatively stable at 18.5% for the year ended March 31, 2024 and 16.0% for the year ended March 31, 2023.

Our gross profit and gross profit margin by project sector is summarized as follows:

	For the years ended March 31,				Changes
	2024		2023		Amount		%

Public sector projects
Gross profit	US$	956,115	US$	2,357,065	US$	(1,400,950)	(59.4)%
Gross profit margin		8.0%		37.4%		(29.4)%

Private sector projects
Gross profit	US$	4,136,964	US$	1,137,483	US$	2,999,481	263.7%
Gross profit margin		25.7%		7.3%		18.4%

Total
Gross profit	US$	5,093,079	US$	3,494,548	US$	1,598,531	45.7%
Gross profit margin		18.5%		16.0%		2.5%

Our gross profit from public sector projects was US$956,115 for the year ended March 31, 2024, as compared to US$2,357,065 for the year ended March 31, 2023, a decrease of US$1,400,950, or -59.4%. The decrease in gross profit was mainly attributable to the decrease in gross profit margin from public sector projects despite the increase in revenue from public sector projects. Our gross profit margin from public sector projects decreased from 37.4% for the year ended March 31, 2023 to 8.0% for the year ended March 31, 2024. The decrease in gross profit and gross profit margin from public sector projects was mainly because we incurred higher costs for one of our sizable public sector projects when performing rectification and related works as requested by the customers for this project during the year ended March 31, 2024.

Our gross profit from private sector projects was US$4,136,964 for the year ended March 31, 2024, as compared to US$1,137,483 for the year ended March 31, 2023, an increase of US$2,999,481, or 263.7%. The increase in gross profit was mainly attributable to the increase in gross profit margin from private sector projects. Our gross profit margin from private sector projects increased from 7.3% for the year ended March 31, 2023 to 25.7% for the year ended March 31, 2024, which was mainly due to one of our sizable private sector projects that commenced in November 2022 recorded higher gross profit by full year impact. Such project was with tight schedule and incurred certain additional works, and we had set a higher pricing and recorded a relatively higher profit margin for the year ended March 31, 2024.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff cost, motor vehicle expenses, office supplies and maintenance expenses, legal and professional fees, change of credit loss allowances and other miscellaneous administrative expenses. We incurred general and administrative expenses of US$1,846,753 for the year ended March 31, 2024, as compared to US$855,597 for the year ended March 31, 2023, an increase of US$991,156, or 115.8%. The increase was mainly due to the increase in our staff costs, professional and legal expenses, debt collection fee and site administrative expenses.

Other income (expense)

Other income (expense) mainly included interest expense and other income.

We incurred interest expense of US$286,090 for the year ended March 31, 2024, as compared to US$179,986 for the year ended March 31, 2023, an increase of US$106,104, or 59.0%. The increase was mainly due to the increase in our bank borrowings during the year ended March 31, 2024.

Other income mainly represents the government grants received by the Group and other miscellaneous income. We received government grants of nil for the year ended March 31, 2024, as compared to US$772,505 for the year ended March 31, 2023. The government grants for the year ended March 31, 2023 mainly included the Employment Support Scheme under Anti-Epidemic Fund, which represented the wage subsidy granted to our Group for the use of paying wages and Mandatory Provident Fund of regular employees from May 2022 to July 2022. These government grants were designed to be relief measures in response to the COVID-19 pandemic and are non-recurring in nature.

Income tax expense

Our company, Ming Shing Group Holdings Limited, was incorporated in the Cayman Islands. Our wholly owned subsidiary, MS (HK) Construction Engineering Limited, was incorporated in the British Virgin Islands. Pursuant to the current rules and regulations, the Cayman Islands and British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or British Virgin Islands.

Our two indirectly wholly-owned subsidiaries, MS (HK) Engineering Limited and MS Engineering Co., Limited, are subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$256,410), and 16.5% on any part of assessable profits over HK$2,000,000 (US$256,410). For the years ended March 31, 2024 and 2023, our Group had assessable profits in Hong Kong and a provision for paying the Hong Kong profits tax has been made accordingly.

We incurred income tax expenses of US$648,936 for the year ended March 31, 2024, as compared to US$468,889 for the year ended March 31, 2023, an increase of US$180,047, or 38.4%, mainly due to the combined effects of the decrease in non-taxable income and the increase in non-deductible expenditure. Our effective tax rate was approximately 21.8% for the year ended March 31, 2024 and approximately 14.4% for the year ended March 31, 2023. The relatively lower effective tax rate for the year ended March 31, 2023 was due to the non-taxable government grants received by our Group during the year ended March 31, 2023.

Net income and total comprehensive income

As a result of the forgoing, we reported a net income and total comprehensive income of US$2,326,597 for the year ended March 31, 2024, as compared to US$2,787,236 for the year ended March 31, 2023, a decrease of US$460,639, or -16.5%. Such decrease was mainly attributable to (i) the increase in gross profit and gross profit margin as discussed above; (ii) the recognition of total other expense, net during the year ended March 31, 2024, as compared to total other income, net during the year ended March 31, 2023, due to the decrease in government grants received by the Group; and (iii) the increase in professional and legal expenses (included in general and administrative expenses) which represented audit fee and indirect listing expenses during the year ended March 31, 2024.

Comparison of Years Ended March 31, 2023 and 2022

The following table sets forth key components of our results of operations for the years ended March 31, 2023 and 2022. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended March 31,		Changes
	2023	2022	Amount	%
	US$	US$	US$
Revenue	21,868,220	14,383,980	7,484,240	52.0%
Cost of revenue	(18,373,672)	(11,755,111)	6,618,561	56.3%
Gross profit	3,494,548	2,628,869	865,679	32.9%

Operating expenses
General and administrative expenses	(855,597)	(512,650)	342,947	66.9%
Total operating expenses	(855,597)	(512,650)	342,947	66.9%

Income from operations	2,638,951	2,116,219	522,732	24.7%
Other income (expense)
Interest expense, net	(179,986)	(74,574)	105,412	141.4%
Other income	797,160	78,960	718,200	909.6%
Total other income, net	617,174	4,386	612,788	13,971.5%

Income before tax expense	3,256,125	2,120,605	1,135,520	53.5%
Income tax expense	(468,889)	(317,096)	151,793	47.9%
Net income and total comprehensive income	2,787,236	1,803,509	983,727	54.5%

Revenue

Our revenue was US$21,868,220 for the year ended March 31, 2023 as compared to US$14,383,980 for the year ended March 31, 2022, representing an increase of approximately US$7,484,240, or approximately 52.0%. The increase in our revenue was mainly driven by the number of our projects contributed revenue increased from 16 for the year ended March 31, 2022 to 20 for the year ended March 31, 2023, of which the number of our projects contributed revenue of over US$1,000,000 during the year increased from 3 for the year ended March 31, 2022 to 8 for the year ended March 31, 2023.

We secured our new business through direct invitations for tenders from customers and we receive, from time to time, invitations to submit tenders from construction contractors. For the fiscal years ended March 31, 2023 and 2022, we submitted 33 and 39 tenders to our potential customers respectively, and our tender success rate was approximately 21.2% and 20.5% for the respective year. We believe that our proven track record of quality works, our expertise in wet trades operations and our ability to deliver work on time are the crucial factors that enable us to gain our customers’ trust and give us a competitive edge when tendering for projects. Our stable tender success rate demonstrates our competitiveness in the Hong Kong wet trades works industry and the satisfaction of our customers with our services.

The following table sets forth the breakdown of our revenue by sector for the years ended March 31, 2023 and 2022, respectively:

	For the years ended March 31,		Changes
	2023	2022	Amount	%
	US$	US$	US$
Revenue
Public	6,307,454	2,029,667	4,277,787	210.8%
Private	15,560,766	12,354,313	3,206,453	26.0%
Total revenue	21,868,220	14,383,980	7,484,240	52.0%

Our revenue from public sector projects was US$6,307,454 for the year ended March 31, 2023 as compared to US$2,029,667 for the year ended March 31, 2022, representing an increase of approximately US$4,277,787, or approximately 210.8%. The increase in revenue from our public sector projects was mainly attributable to the increase in the amount of works performed by our Group in two ongoing sizable public sector projects that commenced in September 2022. The revenue generated from such two projects were approximately US$5,708,292 for the year ended March 31, 2023 as compared to US$ nil for the year ended March 31, 2022.

Our revenue from private sector projects was US$15,560,766 for the year ended March 31, 2023 as compared to US$12,354,313 for the year ended March 31, 2022, representing an increase of approximately US$3,206,453, or approximately 26.0%. The increase in revenue from private sector projects was mainly attributable to the number of our private sector projects increased from 12 for the year ended March 31, 2022 to 14 for the year ended March 31, 2023.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the years ended March 31, 2023 and 2022:

	For the years ended March 31,		Changes
	2023	2022	Amount	%
	US$	US$
Cost of revenue
Subcontracting costs	14,004,217	9,772,994	4,231,223	43.3%
Material costs	2,758,803	1,043,647	1,715,156	164.3%
Direct labor costs	1,124,112	743,361	380,751	51.2%
Overhead costs	486,540	195,109	291,431	149.4%
Total cost of revenue	18,373,672	11,755,111	6,618,561	56.3%

Our cost of revenue, primarily consist of subcontracting costs, materials costs, direct labor costs and overhead costs such as depreciation of equipment that are directly attributable to services provided. We incurred cost of revenue of US$18,373,672 for the year ended March 31, 2023, as compared to US$11,755,111 for the year ended March 31, 2022, representing an increase of approximately US$6,618,561, or approximately 56.3%. The increase was generally in line with the increase in revenue while the increase in material costs for the year ended March 31, 2023 was mainly attributable to the increase in the number and size of projects that required the Group to purchase more materials during the year ended March 31, 2023.

Gross profit and gross profit margin

Our total gross profit was US$3,494,548 for the year ended March 31, 2023, as compared to US$2,628,869 for the year ended March 31, 2022, an increase of US$865,679, or 32.9%. The increase in total gross profit was mainly attributable to the increase in revenue for the year ended March 31, 2023, as compared to the year ended March 31, 2022 as discussed above. Our total gross profit margin remained relatively stable at 16.0% for the year ended March 31, 2023 and 18.3% for the year ended March 31, 2022.

Our gross profit and gross profit margin by project sector is summarized as follows:

	For the years ended March 31,				Changes
	2023		2022		Amount		%

Public sector projects
Gross profit	US$	2,357,065	US$	348,218	US$	2,008,847	576.9%
Gross profit margin		37.4%		17.2%		20.2%

Private sector projects
Gross profit	US$	1,137,483	US$	2,280,651	US$	(1,143,168)	(50.1)%
Gross profit margin		7.3%		18.5%		(11.2)%

Total
Gross profit	US$	3,494,548	US$	2,628,869	US$	865,679	32.9%
Gross profit margin		16.0%		18.3%		(2.33)%

Our gross profit from public sector projects was US$2,357,065 for the year ended March 31, 2023, as compared to US$348,218 for the year ended March 31, 2022, an increase of US$2,008,847, or 576.9%. The increase in gross profit was mainly attributable to the increase in revenue from public sector projects as discussed above. Our gross profit margin from public sector projects increased from 17.2% for the year ended March 31, 2022 to 37.4% for the year ended March 31, 2023, which was mainly due to two of our sizable public sector projects that commenced in September 2022 were with higher gross profit margin. Such projects were technically less complex than originally expected which resulted in lower costs incurred when performing the relevant wet trades works and we were able to record a higher profit margin from such projects.

Our gross profit from private sector projects was US$1,137,483 for the year ended March 31, 2023, as compared to US$2,280,651 for the year ended March 31, 2022, a decrease of US$1,143,168, or -50.1%. The decrease in gross profit was mainly attributable to the decrease in gross profit margin from private sector projects despite the increase in revenue from private sector projects. Our gross profit margin from private sector projects decreased from 18.5% for the year ended March 31, 2022 to 7.3% for the year ended March 31, 2023, which was mainly due to the relatively lower gross profit margin from certain private sector projects as a result delay in project schedule which resulted in higher cost incurred than expected and recorded a lower profit margin.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff cost, motor vehicle expenses, office supplies and maintenance expenses, legal and professional fees, change of credit loss allowances and other miscellaneous administrative expenses. We incurred general and administrative expenses of US$855,597 for the year ended March 31, 2023, as compared to US$512,650 for the year ended March 31, 2022, an increase of US$342,947, or 66.9%. The increase was mainly due to the increase in our staff costs and other expenses such as motor vehicle expenses and provision of expected credit loss allowance on accounts receivable and contract assets.

Other income (expense)

Other income (expense) mainly included interest expense and other income.

We incurred interest expense of US$179,986 for the year ended March 31, 2023, as compared to US$74,574 for the year ended March 31, 2022, an increase of US$105,412, or 141.4%. The increase was mainly due to the increase in our bank borrowings during the year ended March 31, 2023.

Other income mainly represents the government grants received by the Group and other miscellaneous income. We received government grants of US$772,505 for the year ended March 31, 2023, as compared to US$73,251 for the year ended March 31, 2022, an increase of US$699,254, or 954.6%. The government grants for the year ended March 31, 2023 mainly included the Employment Support Scheme under Anti-Epidemic Fund, which represented the wage subsidy granted to our Group for the use of paying wages and Mandatory Provident Fund of regular employees from May 2022 to July 2022. These government grants were designed to be relief measures in response to the COVID-19 pandemic and are non-recurring in nature. The government grants we received for the year ended March 31, 2022 mainly included the Intermediate Tradesman Collaborative Training Scheme received from Construction Industry Council, which represented the subsidy granted to our Group for the use of training up new entrants to the construction industry.

Income tax expense

Our company, Ming Shing Group Holdings Limited, was incorporated in the Cayman Islands. Our wholly owned subsidiary, MS (HK) Construction Engineering Limited, was incorporated in the British Virgin Islands. Pursuant to the current rules and regulations, the Cayman Islands and British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or British Virgin Islands.

Our two indirectly wholly-owned subsidiaries, MS (HK) Engineering Limited and MS Engineering Co., Limited, are subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$256,410), and 16.5% on any part of assessable profits over HK$2,000,000 (US$256,410). For the years ended March 31, 2023 and 2022, our Group had assessable profits in Hong Kong and a provision for paying the Hong Kong profits tax has been made accordingly.

We incurred income tax expenses of US$468,889 for the year ended March 31, 2023, as compared to US$317,096 for the year ended March 31, 2022, an increase of US$151,793, or 47.9%, mainly due to the increase in profit before taxation as a result of the increase in revenue and gross profit as discussed above. Our effective tax rate was approximately 14.4% for the year ended March 31, 2023 and approximately 15.0% for the year ended March 31, 2022. The relatively lower effective tax rate for the year ended March 31, 2023 was due to the non-taxable government grants received by our Group during the year ended March 31, 2023.

Net income and total comprehensive income

As a result of the forgoing, we reported a net income and total comprehensive income of US$2,787,236 for the year ended March 31, 2023, as compared to US$1,803,509 for the year ended March 31, 2022, an increase of US$983,727, or 54.5%. Such increase was mainly attributable to the net effect of (i) the increase in revenue and gross profit as discussed above; (ii) the increase in other income due to the increase in government grants received by the Group; and (iii) the increase in general and administrative expenses.

Acquisition of MS Engineering Co., Limited

MS Engineering Co., Limited (“MSE”) was incorporated on March 27, 2019 in Hong Kong as a limited liability company by an independent third party, its principal activities were provision of wet trades works. On October 20, 2021, Mr. Chi Ming Lam purchased all the shares and became the sole shareholder of MSE. The results of MS (HK) Engineering Limited were included in the financial statements for both periods and results of MSE were included commencing from October 20, 2021.

As part of the corporate reorganization which took place for the purposes of the initial public offering, Mr. Chi Ming Lam, MS (HK) Construction Engineering Limited and our Company entered into a reorganization agreement dated November 25, 2022, pursuant to which MS (HK) Construction Engineering Limited acquired 1 ordinary share of MS (HK) Engineering Limited from Mr. Chi Ming Lam and acquired 10,000 ordinary shares of MSE from Mr. Chi Ming Lam. In consideration for these acquisitions, our Company allotted and issued 11,249 Ordinary Shares of US$1 each, credited as fully paid, to Mr. Chi Ming Lam.

As of March 31, 2022, the Company had net operating loss carry forward of USD678,335, from MSE, which were operating at losses prior to the year ended March 31, 2022, and prior to the date of acquisition, October 20, 2021. During the period from October 20, 2021 to March 31, 2022, MSE generated revenue of USD1,215,686, and recorded a net loss of USD24,752. For the year ended March 31, 2023, MSE generated revenue of USD763,522, and recorded a net loss of USD195,484. The impact of the acquisition of the subsidiary is considered not material to our results of operations.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of March 31, 2024 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report.

	As of March 31,
	2024	2023

	US$	US$
Assets
Current assets
Cash and cash equivalents	1,080,514	323,958
Accounts receivable, net	1,643,568	3,323,520
Contract assets	6,098,497	3,150,729
Due from a related party	-	78,355
Deposits, prepayments and other current assets	20,925	38,780

	8,843,504	6,915,342
Non-current assets
Property and equipment, net	1,223,100	11,923
Right-of-use assets - finance lease	216,065	343,182
Life insurance policy, cash surrender value	160,891	155,751
Contract assets	740,600	70,819
Deferred costs	704,568	783,221
Deferred tax assets	150	2,256
	3,045,374	1,367,152

Total assets	11,888,878	8,282,494

Current liabilities
Accounts payable	3,166,177	1,884,046
Bank borrowings	3,818,453	3,823,633
Finance lease liabilities	67,372	84,959
Accrued expenses and other current liabilities	136,791	83,351
Income tax payable	552,670	305,590
	7,741,463	6,181,579
Non-current liabilities
Bank borrowings	3,033,780	1,498,485
Finance lease liabilities	114,495	216,373
Deferred tax liabilities	878	3,167
	3,149,153	1,718,025

Total liabilities	10,890,616	7,899,604

Cash and cash equivalents

Our cash and cash equivalents increased from US$323,958 as of March 31, 2023 to US$1,080,514 as of March 31, 2024. The increase mainly resulted from our business operations as well as the repayments and proceeds from bank borrowings.

Accounts receivable, net

Our accounts receivable, net decreased from US$3,323,520 as of March 31, 2023 to US$1,643,568 as of March 31, 2024, which was mainly due to the different credit periods granted by us to different customers and the fluctuation of the amounts we received from different customers as of the respective reporting dates.

Contract assets

Our contract assets increased from US$3,221,548 as of March 31, 2023 to US$6,839,097 as of March 31, 2024, partially due to the increase of retention receivable amount of US$176,888. The remaining due to works performed before the year ended March 31, 2024 for certain projects but certification received after March 31, 2024. The later amounts represent revenue recognized in excess of amounts billed.

Due from a related party

For the years ended March 31, 2024 and 2023, the balance of due from a related party represented the advances to the director amounted to nil and US$78,355, respectively. The balance has been fully repaid as of March 31, 2024.

Deferred costs

Our deferred costs represented deferred IPO costs, mainly include professional fees paid in relation to our listing activities. As of March 31, 2024 and 2023, the balance was US$704,568 and US$783,221. respectively.

Right-of-use (“ROU”) assets- finance lease

Our ROU assets decreased in value from US$343,182 as of March 31, 2023 to US$216,065 as of March 31, 2024 mainly attributable to the amortization of the assets recognized and disposal of ROU assets during the year ended March 31, 2024.

Accounts payable

Our accounts payable mainly comprised of trade payables to subcontractors and suppliers of materials. Our accounts payable increased from US$1,884,046 as of March 31, 2023 to US$3,166,177 as of March 31, 2024, primarily due to the different credit periods granted by the suppliers to us and the fluctuation of the amounts we paid to different suppliers as of the respective reporting dates.

Bank borrowings

As of March 31, 2024 and 2023, we had an outstanding bank borrowings balance of US$6,852,233 and US$5,322,118, respectively. The increase in the outstanding bank borrowings balance was mainly due to the business funding needs in respect of the expansion of our business scale.

Finance lease liabilities

As of March 31, 2024 and 2023, we had finance lease liabilities of US$181,867 and US$301,332, respectively. The decrease in our finance lease liabilities as of March 31, 2024 was mainly due to the repayment of finance lease liabilities during the year ended March 31, 2024.

Foreign Currency Fluctuations

We report our financial results in United States dollars and maintains our accounts in Hong Kong dollars. Our operations in Hong Kong make us subject to foreign currency fluctuations and such fluctuations may materially affect our financial position and results of operations. We have not hedged our exposure to currency fluctuations.

Governmental Regulations, Laws, and Local Practices

See “Item 4. Information on the Company — B. Business Overview — Regulations.”

B.	Liquidity and Capital Resources

Our principal sources of funds have historically been our equity capital, cash generated from our operations and bank borrowings. Our primary liquidity requirements are to finance our working capital needs, and fund our capital expenditures and the growth of our operations. Going forward, we expect these sources to continue to be our principal sources of liquidity, and we may use a portion of the proceeds from the initial public offering to finance a portion of our liquidity requirements.

As of March 31, 2024, we had US$1,080,514 in cash. Our working capital requirements are influenced by the size of our operations, the contract sum of our work contracts, the progress of execution on our work contracts, and the timing for collecting accounts receivable, and repayment of accounts payable.

As of March 31, 2024, we had outstanding bank borrowings of US$6,852,233, of which the bank borrowings of US$3,818,453 will be payable within one year and the bank borrowings of US$3,033,780 will be payable after one year and within 11 years. We had aggregate banking facilities of approximately US$7.0 million, of which approximately US$6.9 million was utilized. We are not committed to draw down the unutilized amount.

Components and details of available and utilized bank borrowings are as follows as of March 31, 2024:

			As of March 31, 2024
			USD
	Repayment	Interest rate				Maturity Date
	terms	%	Available	Utilized	Unutilized	(dd/mm/yyyy)
The Bank of East Asia, Limited – Term Loan 1	Repay upon maturity	5.97%	110,769	110,769	-	20/01/2025
The Bank of East Asia, Limited – Term Loan 2	Repay upon maturity	6.405%	384,615	256,410	128,205	15/07/2024
The Bank of East Asia, Limited – Revolving Loan 1 to 6	Repay upon maturity	6.405% To 7.025%	Limit up to USD 2,051,282 in aggregate	2,051,282	-	03/05/2024 To 11/07/2024
The Bank of East Asia, Limited – Installment Loan 1	Monthly repay	3.625%	123,371	123,371	-	25/03/2032
The Bank of East Asia, Limited – Installment Loan 2	Monthly repay	3.625%	120,011	120,011	-	16/12/2032
The Bank of East Asia, Limited – Installment Loan 3	Monthly repay	3.625%	453,240	453,240	-	26/11/2031
The Bank of East Asia, Limited – Installment Revolving Loan 4	Monthly repay	3.625%	384,615	384,615		25/05/2033
The Bank of East Asia, Limited – Mortgage Loan 1	Monthly repay	4.775%	327,298	327,298	-	28/08/2043
The Bank of East Asia, Limited – Mortgage Loan 2	Monthly repay	4.775%	327,298	327,298	-	28/08/2043
The Bank of East Asia, Limited – Mortgage Loan 3	Monthly repay	4.775%	562,694	562,694	-	28/02/2044
The Hongkong and Shanghai Banking Corporation Limited – Installment Loan 1	Monthly repay	3.625%	100,049	100,049	-	21/10/2030
The Hongkong and Shanghai Banking Corporation Limited – Installment Loan 2	Monthly repay	3.625%	371,018	371,018	-	25/05/2023
The Hongkong and Shanghai Banking Corporation Limited – Installment Loan 3	Monthly repay	3.625%	111,576	111,576	-	13/07/2031
The Hongkong and Shanghai Banking Corporation Limited – Installment Loan 4	Monthly repay	3.625%	381,598	381,598	-	15/02/2033
DBS Bank (Hong Kong) Limited – Revolving Loan 1 to 4	Repay upon maturity	5.29 % To 6.80%	Limit up to USD696,795 in aggregate	696,155	640	02/05/2024 To 11/06/2024
DBS Bank (Hong Kong) Limited – Bank Overdraft	Repay on demand	LIBOR+1.2%	512,821	474,852	37,969	NA
Total			7,019,050	6,852,233	166,817

We believe that our current cash balance and cash generated from our operations, bank borrowings, and the estimated net proceeds from our initial public offering will be sufficient to meet our working capital needs (i) for the next 12 months from the date the audited financial statements are issued; and (ii) beyond the next 12 months, taking into account our business growth, our ability to obtain finance from banks and the net proceeds from our initial public offering. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

We intend to use the net proceeds of our initial public offering as follows:

● Expanding our workforce;

● Repayment of bank borrowings and finance leases;

● Acquiring additional equipment;

● Procuring an enterprise resources planning system; and

● General working capital.

Cash Flows

The following table sets forth a summary of our cash flows information for the years indicated:

	For the year ended March 31,
	2024	2023	2022
	US$	US$	US$

Cash provided by (used in)
Operating activities	2,457,189	795,328	(151,558)
Investing activities	(1,147,262)	35,898	56,390
Financing activities	(553,371)	(725,060)	(1,578)

Net increase in cash and cash equivalents	756,556	106,166	(96,746)

Cash and cash equivalents as of beginning of the period	323,958	217,792	314,538

Cash and cash equivalents as of the end of the period	1,080,514	323,958	217,792

Operating Activities

Our operating cash inflows are primarily derived from our revenue from undertaking wet trades works in Hong Kong, whereas our operating cash outflows mainly include subcontracting costs and direct labor costs, the purchase of materials, as well as other working capital needs.

Cash provided by operating activities amounted to US$2,457,189 for the year ended March 31, 2024, mainly derived from (i) net income of US$2,326,597 for the year ended March 31, 2024; (ii) the increase in contract assets by US$3,692,174 as a result of the increase in works performed by us during the year ended March 31, 2024; (iii) the decrease in accounts receivable, net by US$1,724,503; and (iv) the increase in accounts payable by US$1,282,131.

Cash provided by operating activities amounted to US$795,328 for the year ended March 31, 2023, mainly derived from (i) net income of US$2,787,236 for the year ended March 31, 2023; (ii) the increase in contract assets by US$2,466,428 as a result of the increase in works performed by us during the year ended March 31, 2023; (iii) the decrease in accounts receivable, net by US$369,117; and (iv) the decrease in income tax payable by US$73,988.

Cash used in operating activities amounted to US$151,558 for the year ended March 31, 2022, mainly derived from (i) net income of US$1,803,509 for the year ended March 31, 2022; (ii) the increase in accounts receivable, net by US$2,884,677 as a result of the increase in works performed by us during the year; (iii) the decrease in contract assets by US$461,496; (iv) increase in income tax payable by US$325,647 due to the increased in income before tax expense during the year; and (v) increase in accounts payable by US$126,214.

Investing Activities

Cash used in investing activities amounted to US$1,147,262 for the year ended March 31, 2024, mainly derived from the purchase of property and equipment of US$1,147,262.

Cash provided by investing activities amounted to US$35,898 for the year ended March 31, 2023, mainly derived from (i) the sales proceeds from disposals of motor vehicle under finance lease of US$51,282; and (ii) purchase of equipment of US$15,384.

Cash provided by investing activities amounted to US$56,390 for the year ended March 31, 2022, mainly derived from the cash obtained from reorganization during the year.

Financing Activities

Cash used in financing activities amounted to US$553,371 for the year ended March 31, 2024, which was mainly attributable to (i) proceeds from new bank borrowings of US$23,383,104; (ii) the repayment of bank borrowings of US$21,852,990; (iii) advances from a related party amounted to US$1,058,733; (iv) payments to a related party amounted to US$2,730,449; (v) principal payments for finance lease liabilities amounted to US$119,465; and (vi) payment for offering cost amounted to US$292,304.

Cash used in financing activities amounted to US$725,060 for the year ended March 31, 2023, which was mainly attributable to (i) proceeds from new bank borrowings of US$10,307,778; (ii) the repayment of bank borrowings of US$7,995,854; (iii) advances from a related party amounted to US$632,648; (iv) payments to a related party amounted to US$2,754,955; (v) principal payments for finance lease liabilities amounted to US$129,148; and (vi) payment for offering cost amounted to US$783,221.

Cash used in financing activities amounted to US$1,578 for the year ended March 31, 2022, which was mainly attributable to (i) proceeds from new bank borrowings of US$3,187,692; (ii) the repayment of bank borrowings of US$1,875,860; (iii) advances from a related party amounted to US$354,232; and (iv) payments to a related party amounted to US$1,623,892.

Off-Balance Sheet Arrangements

For the periods presented, we did not have, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or for some other contractually narrow or limited purpose.

Commitments and Contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in our financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

The following table summarizes our contractual obligations as of March 31, 2024:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 2 years	3 – 5 years	More than 5 years
	US$	US$	US$	US$	US$
Bank borrowings(1)	7,870,451	3,986,662	405,957	1,217,871	2,259,961
Finance lease liabilities(2)	192,647	73,757	69,683	49,207	-
Operating lease payments(3)	3,397	3,397	-	-	-
	8,066,495	4,063,816	475,640	1,267,078	2,259,961

(1)	As of March 31, 2024, our contractual obligation to repay outstanding bank borrowings totaled US$7,870,451.
(2)	As of March 31, 2024, our contractual obligation to repay outstanding finance leases totaled US$192,647.
(3)	We lease our office which is classified as operating lease in accordance with Topic 842. As of March 31, 2024, our future lease payments totaled US$3,397.

Capital Expenditures

For the year ended March 31, 2024, 2023 and 2022, we purchased property and equipment and ROU assets – finance lease of US$1,237,390, US$312,563 and nil, respectively, mainly for use in our operations.

As of and subsequent to March 31, 2024, and as of the date of this report, we did not purchase any material equipment for operational use and do not have any other material commitments to capital expenditures as of March 31, 2024 or as of the date of this report.

Trend Information

Other than as disclosed in “Risk Factors — Risks Related to Our Business and Industry” in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Seasonality

The nature of our business is not affected by seasonal variations.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”

The Company does not have any research and development activities and thus no research and development policies.

D.	Trend Information

See “—B. Liquidity and capital resources — Trend Information.”

E.	Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects — A. Operating results — Critical Accounting Policies and Estimates.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below is information concerning our directors and executive officers as of the date of this Annual Report:

Name	Age	Position(s)
Chi Ming LAM	39	Director, Chief Executive Officer and Chairman
Pik Chun LIN	38	Chief Financial Officer
Chi Hei TSOI	36	Chief Accounting Officer
Wai Chun CHIK	39	Independent Director Nominee*
Dongjie LAO	35	Independent Director Nominee*
Yu YUAN	34	Independent Director Nominee*

* These individuals consent to serving in such position upon the closing of the Company’s initial public offering.

The business address of each of the officers and directors is at 8/F, Cheong Tai Industrial Building, 16 Tai Yau Street, San Po Kong, Kowloon, Hong Kong.

The following is a brief biography of each of our executive officers and directors:

Executive Officers:

Chief Executive Officer

Chi Ming LAM, age 39, has over 20 years of experience in the wet trades works industry. Mr. Lam has been a director and shareholder of MS (HK) Engineering Limited since its incorporation in 2012 and he has been a director and a shareholder of MS Engineering Co., Limited since its incorporation in 2019 and 2021, respectively. He was appointed as our Chief Executive Officer and Chairman on December 22, 2022. Mr. Lam is mainly responsible for the overall management, formulation of business strategies, project management and day-to-day management of our Operating Subsidiaries’ operations. Mr. Lam completed Form 5 secondary education in Hong Kong in 2005. Mr. Lam obtained a foundation diploma in electrical engineering from the Vocational Training Council of Hong Kong in 2009.

Chief Financial Officer

Pik Chun LIN, age 38, has over 15 years of experience in accounting. Ms. Lin joined our Group in April 2014 and was appointed as our Chief Financial Officer on December 22, 2022. From June 2010 to March 2014, she was an accounting officer for Legend Swimwear Factory Limited. From May 2009 to May 2010, she was an assistant accountant of ELM Computer Technologies Limited. From May 2007 to April 2009, she was an accounting assistant of Linmark (HK) Limited. Ms. Lin obtained a Bachelor of Arts with Honors in Accounting from the University of Bedfordshire in February 2012. She also obtained an advanced diploma in accounting from the University of Hong Kong School of Professional and Continuing Education in June 2010. Ms. Lin is the spouse of Mr. Lam.

Chief Accounting Officer

Chi Hei TSOI, age 36, has over 10 years of experience in auditing, accounting and financial management. Mr. Tsoi joined our Group in 2022 as the financial controller and has been responsible for overseeing accounting, corporate governance and risk management matters and was appointed as our Chief Accounting Officer on March 11, 2024. Mr. Tsoi has worked in a number of accounting firms as an auditor for over 6 years, including working in Shinewing (HK) CPA Limited with his last position as senior accountant from July 2012 to December 2014 and KPMG with his last position as manager from December 2014 to January 2017. Mr. Tsoi has served as the financial controller and company secretary of Noble Engineering Group Holdings Limited (HKEx: 8445), a company listed on the GEM of the Stock Exchange of Hong Kong Limited, since January 2017, a position which he holds today. Mr. Tsoi obtained a bachelor’s degree of accountancy from The Hong Kong Polytechnic University in November 2010. Mr. Tsoi is a Certified Public Accountant (Practicing) registered in the Accounting and Financial Reporting Council of Hong Kong.

Independent Directors:

Wai Chun CHIK, age 39, will serve as a director immediately upon the closing of the Company’s initial public offering. Ms. Chik has over 15 years of experience in the auditing, accounting, corporate governance and company secretarial matters. She currently serves as the company secretary of P.B. Group Limited, a company that is listed on the Hong Kong Stock Exchange (HKEx: 8331) since August 2019, and FingerTango Inc., a company that is listed on the Hong Kong Stock Exchange (HKEx: 6860) since July 2023. She also currently serves as the independent non-executive director at Boltek Holdings Limited, a company that is listed on the Hong Kong Stock Exchange (HKEx: 8601), since September 2021, and is an independent director of Top Wealth Group Holding Limited (NASDAQ: TWG), a company listed on Nasdaq, since April 2024. Furthermore, Ms. Chik is currently the head of company secretarial department of P.B. Advisory Limited. Ms. Chik obtained the master of corporate governance degree from the Hong Kong Polytechnic University in 2015. She was admitted as a member of CPA Australia in June 2011. Ms. Chik was also certified as a certified public accountant by the Hong Kong Institute of Certified Public Accountants in September 2011, and was admitted as an associate of both the Hong Kong Chartered Governance Institute (formerly known as the Hong Kong Institute of Chartered Secretaries) and the Chartered Governance Institute (formerly known as the Institute of Chartered Secretaries and Administrators) in March 2016.

Dongjie LAO, age 35, will serve as a director immediately upon the closing of the Company’s initial public offering. Mr. Lao has over 10 years of experience in engineering. From July 2012 to April 2017, Mr. Lao was an engineer of AECOM Asia Co. Ltd. From March 2017 to August 2018, Mr. Lao was a site engineer of Kowloon Development Engineering Limited. Since August 2018, Mr. Lao has been a project manager of YSK2 Engineering Company Limited. Mr. Lao obtained a Bachelor of Engineering degree in civil engineering from the University of Hong Kong in 2012. Mr. Lao has been a member of the Hong Kong Institution of Engineers and the Institution of Structural Engineers since June 2018. Mr. Lao has been a registered professional engineer under the engineers registration board of Hong Kong since November 2020.

Yu YUAN, age 34, will serve as a director immediately upon the closing of the Company’s initial public offering. Mr. Yuan has over 10 years of experience in engineering. From August 2012 to June 2017, Mr. Yuan worked in Victor Li & Associates Ltd., with his last position as an assistant project manager. From June 2017 to February 2019, Mr. Yuan was an assistant project manager of SHUNLEE Engineering Corporation Limited. From March 2019 to April 2021, Mr. Yuan was a project manager of Vicon Construction Co., Ltd. Since April 2021, Mr. Yuan has been a senior engineer in BUCG-CCCL JOINT VENTURE. Mr. Yuan obtained a Bachelor of Engineering degree in civil engineering in 2012 from the University of Hong Kong and a Master of Science degree in engineering (geotechnical engineering) in 2016. Mr. Yuan has been a chartered civil engineer under the Institution of Civil Engineers since July 2020.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Family Relationships

Ms. Pik Chun Lin, our Chief Financial Officer, and Mr. Chi Ming Lam, our Chief Executive Officer, Director and Chairman, are married. Except for Ms. Lin and Mr. Lam, none of the other directors, proposed directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors, proposed directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K. Our directors, proposed directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Arrangements Concerning Election of Directors

We are not a party to, and are not aware of, any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation

Limitation on Liability and Other Indemnification Matters

Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our Amended Memorandum and Articles, we may indemnify, among other persons, our Directors and officers from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred with, omitted by, or executed by as a part of their duty or supposed duty in carrying out their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty.

Employment Agreements with Named Executive Officers and Director

We have entered into employment agreement with our named executive officers. The named executive officers are entitled to a fixed salary and other company benefits, each as determined by the Board from time to time. We may terminate an executive officers’ employment under Hong Kong Law and under other applicable laws and regulations.

The named executive officers have agreed during and after the termination or expiry of his/her employment agreement, not to reveal to any person or use all information, know-how and records that is confidential or not, which may come to their knowledge during their employment, except as authorized or required by his/her duties to do so. The restriction shall cease to apply to information or knowledge which may come into the public domain.

Executive Compensation

Our compensation committee approves our salaries and benefit policies. It determines the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

The following table sets forth certain information with respect to compensation for the fiscal years ended March 31, 2024, 2023 and 2022 earned by or paid to our chief executive officer, Mr. Lam, the chief financial officer, Ms. Lin, and the chief accounting officer, Mr. Tsoi (the “named executive officers”).

Name and principal position	Year/ period	Fee earned or paid in cash	Base compensation and bonus	Share awards	Option awards	Non-equity incentive plan compensation	Change in pension value and non-qualified deferred	All other compensation	Total
		($)	($)	($)	($)	($)	($)	($)	($)
Mr. Chi Ming Lam Chief Executive Officer	Fiscal year ended March 31, 2022	52,372	-	-	-	-	-	1,154	53,526
	Fiscal year ended March 31, 2023	73,333	-	-	-	-	-	1,744	75,077
	Fiscal year ended March 31, 2024	84,615	-	-	-	-	-	2,308	86,923
Ms. Pik Chun Lin Chief Financial Officer	Fiscal year ended March 31, 2022	45,045	-	-	-	-	-	1,154	46,199
	Fiscal year ended March 31, 2023	34,872	-	-	-	-	-	1,449	36,321
	Fiscal year ended March 31, 2024	110,256	-	-	-	-	-	2,308	112,564
Mr. Chi Hei Tsoi Chief Accounting Officer	Fiscal year ended March 31, 2022	-	-	-	-	-	-	-	-
	Fiscal year ended March 31, 2023	-	-	-	-	-	-	-	-
	Fiscal year ended March 31, 2024	-	-	-	-	-	-	-	-

Compensation of Directors

For the fiscal years ended March 31, 2024, 2023 and 2022, no members of our board of directors received compensation in their capacity as directors.

Director Compensation — Non-Employee Directors

For the fiscal years ended March 31, 2024, 2023 and 2022, the Company did not have any non-employee directors. At the closing of the Company’s initial public offering, we will engage three independent directors, who are not employees of the Company or any of the Operating Subsidiaries, as non-employee directors. We will pay our independent directors an annual cash retainer subject to terms of the definitive agreements. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities.

Executive Compensation Recovery Policy

On July 29, 2024, our board of directors adopted an Executive Compensation Recovery Policy providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Executive Compensation Recovery Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Executive Compensation Recovery Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer.

Related Party Transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation”, below we describe transactions since our incorporation, to which we have been a participant, in which the amount involved in the transaction is material to our Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

a.	Due from related parties

As of March 31, 2024 and 2023, the balances of amounts due from related parties were as follows:

	As of March 31,
	2024	2023	2022
	USD	USD	USD
Due from a related party
Mr. Chi Ming Lam (1 and 2)	-	78,355	520,151
Total	-	78,355	520,151

(1)	Mr. Chi Ming Lam is the Chief Executive Officer, director and Chairman of the Company.
(2)	The balance represented the advances to Mr. Lam. The amount was unsecured, interest-free and repayable on demand. The balance has been fully repaid as of the date of this report.

b.	Related party transactions

	For the years ended March 31,
	2024	2023	2022
	USD	USD	USD
Purchases from a related party
Mo Building Material Limited (1)	-	425,128	335,431
Total	-	425,128	335,431

Dividend declared and offsetting against due from
Mr. Chi Ming Lam (2)	1,711,225	2,564,103	1,282,051
Total	1,711,225	2,564,103	1,282,051

Advances from (Payment to) a related party
Mr. Chi Ming Lam (2 and 3)	1,058,733	632,648	354,232
Mr. Chi Ming Lam (2 and 3)	(2,730,449)	(2,754,955)	(1,623,892)
Total	(1,671,716)	(2,122,307)	(1,269,660)

(1)	Mo Building Material Limited is a company in which Mr. Chi Ming Lam had beneficial interest before September 2, 2022.
(2)	Mr. Chi Ming Lam is the Chief Executive Officer, director and Chairman of the Company.
(3)	Represents the total advances from (payments to) Mr. Lam for the years ended March 31, 2024, 2023, and 2022 which were non-trade in nature, unsecured, interest-free and had no fixed term of repayment. As of March 31, 2024, the amount due from Mr. Lam to the Company was nil.

There are no related party transactions to report for the period between March 31, 2024 and the date of this Annual Report, and as of the date of this Annual Report the Company has ceased all related party transactions.

Policies and Procedures for Related Party Transactions

Our board of directors has established an audit committee that is tasked with reviewing and approving all related party transactions.

C.	Board Practices

Board of Directors

We expect our board of directors will consist of four (4) directors after completion of the Company’s initial public offering. Currently, Mr. Chi Ming Lam is our only non-independent director. He was appointed as director, chief executive officer and chairman of the board on August 17, 2022.

A director may, subject to any separate requirement for audit committee approval under applicable law, the Amended Memorandum and Articles or the Nasdaq Stock Market Listing Rules, or disqualification by the chairman of the relevant board meeting, vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice, it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our Company, or in which he is so interested and may vote on such motion.

Board Committees

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Copy of our committee charters can be found on our corporate investor relations website at http://ms100.com.hk.

Each committee’s members will be appointed upon the close of our Company’s initial public offering and listing on Nasdaq. Their functions are described below.

Audit Committee. We expect that on completion of the Company’s initial public offering, the audit committee will be comprised of Ms. Wai Chun Chik, Mr. Dongjie Lao and Mr. Yu Yuan with Ms. Wai Chun Chik serving as chair. Our board of directors has determined that Ms. Wai Chun Chik qualifies as an “audit committee financial expert” and has the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of Rule 5605(c)(2)(A) of the Nasdaq Stock Market Rules. We have also determined that Ms. Wai Chun Chik, Mr. Dongjie Lao and Mr. Yu Yuan satisfy the “independence” requirements for purposes of serving on an audit committee under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our Code of Business Conduct and Ethics.

Compensation Committee. We expect that upon completion of the Company’s initial public offering, the Compensation Committee will be comprised of Ms. Wai Chun Chik, Mr. Dongjie Lao and Mr. Yu Yuan, with Mr. Dongjie Lao serving as chair. We have also determined that Ms. Wai Chun Chik, Mr. Dongjie Lao and Mr. Yu Yuan satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and evaluating annually the appropriate level of compensation for board and committee service by non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

A copy of the compensation committee’s charter is available at our corporate website.

Nominating and Corporate Governance Committee. We expect that upon completion of the Company’s initial public offering, the Nominating and Corporate Governance Committee will be comprised of Ms. Wai Chun Chik, Mr. Dongjie Lao and Mr. Yu Yuan, with Mr. Yu Yuan serving as chairman. We have also determined that Ms. Wai Chun Chik, Mr. Dongjie Lao and Mr. Yu Yuan, satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

The nominating committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election;

●	overseeing the board’s annual review of its performance (including its composition and organization), and making appropriate recommendations to improve performance;

●	monitoring compliance with the Company’s Code of Business Conduct and Ethics, including reviewing the adequacy and effectiveness of the Company’s procedures to ensure proper compliance; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

A copy of the nominating and corporate governance committee’s current charter is available at our corporate website.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all directors, officers, employees, and consultants of the Company, whether they work for the Company on a full-time, part-time, consultative or temporary basis. The Code of Business Conduct and Ethics is currently available at our corporate website at http://ms100.com.hk/.

Duties of Directors

Under Cayman Islands law, the directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers; and

●	exercising the borrowing powers of our company and mortgaging the property of our company.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our Amended Memorandum and Articles. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from board meetings for a continuous period of six months or (v) is removed from office pursuant to any other provisions of our Amended Memorandum and Articles.

Pursuant to the terms of the non-independent director agreement entered into between the Company and Mr. Chi Ming Lam, which term will become effective upon the completion of the Company’s initial public offering, Mr. Lam will receive a monthly remuneration of HK$55,000 which shall accrue on a day to day basis payable in arrears on the last day of each calendar month provided that if Mr. Lam’s appointment is terminated prior to the end of a calendar month, Mr. Lam shall only be entitled to a proportionate part of such salary in respect of the period of service during the relevant month up to the date of termination.

Pursuant to the terms of the independent director agreements entered into with the Company’s 3 independent directors who will serve as directors upon the completion of the Company’s initial public offering, the director shall receive a monthly remuneration of HK$12,000 which shall accrue on a day to day basis payable in arrears on the last day of each calendar month provided that if the director’s appointment is terminated prior to the end of a calendar month, the director shall only be entitled to a proportionate part of such salary in respect of the period of service during the relevant month up to the date of termination.

Interested Transactions

Interested director transactions are governed by the terms of a company’s memorandum and articles of association.

A director may, subject to any separate requirement for audit committee approval under applicable law, the Amended Memorandum and Articles or the Nasdaq Stock Market Listing Rules, or disqualification by the chairman of the relevant board meeting, vote in respect of a certain contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such a contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Board Diversity1

Board Diversity Matrix (as of the date of this Annual Report)

Country of Principal Executive Offices:	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	1

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	1	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+

D.	Employees

See “Item 4. Information on the Company — B. Business Overview — Employees.”

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this Annual Report by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

Our Company is authorized to issue 100,000,000 Ordinary Shares with par value of US$0.0005. The calculations in the table below are based on 11,250,000 Ordinary Shares issued and outstanding as of the date of this Annual Report. All of our shareholders who own our Ordinary Shares have the same voting rights. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

None of our shareholders as of the date of this Annual Report is a record holder in the United States. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 8/F, Cheong Tai Industrial Building, 16 Tai Yau Street, San Po Kong, Kowloon, Hong Kong. As of the date of this Annual Report, we have one shareholder of record.

Ordinary Shares beneficially owned
	Number	%
Directors and Executive Officer:
Chi Ming LAM Chief Executive Officer	11,250,000	100
Pik Chun LIN Chief Financial Officer	-	-
Chi Hei TSOI Chief Accounting Officer	-	-
Wai Chun CHIK	-	-
Dongjie LAO	-	-
Yu YUAN	-	-
All directors and executive officers as a group	11,250,000	100

1 Nauth NTD: DF/Company teams, assuming IPO is not completed prior to filing of this annual report, this matrix lists just Mr. Lam. DF: Confirmed

The Company’s Ordinary Shares are owned by Mr. Chi Ming Lam, a citizen of Hong Kong. Mr. Lam owns 11,250,000 Ordinary Shares, which represent 100% of the Company’s issued and outstanding shares as of the date hereof. The Company is not aware that it is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

B.	Related Party Transactions

Please refer to “Item 6. Directors, Senior Management and Employees — 6.B. Compensation.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 - “Financial Statements”.

●	Our audited financial statements as at and for the years ended March 31, 2024, March 31, 2023 and March 31, 2022 as required under this Item 8, are attached hereto and found immediately following the text of this Annual Report. The independent auditors’ report of ZH CPA, LLC (PCAOB ID: 6413) is included herein immediately preceding the financial statements.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims.

We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Dividend Policy

For the years ended March 31, 2024 and 2023, MS (HK) Engineering Limited declared dividend of HK$13,347,553 (approximately US$1,711,225) and HK$20,000,000 (approximately US$2,564,103), respectively, to the then sole shareholder, Mr. Chi Ming Lam, which were used to offset the balance due from Mr. Chi Ming Lam. We currently intend to retain most, if not all, of our available funds and any future earnings after the Company’s initial public offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

Our board of directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Please see Item 10. Additional Information — 6.E. Taxation” of this Annual Report for information on the potential tax consequences of any cash dividends declared.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our British Virgin Islands subsidiary, MS (HK) Construction Engineering Limited, and our Hong Kong Operating Subsidiaries. There are no taxes on dividend income in Hong Kong and the British Virgin Islands.

B.	Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

In connection with the Company’s initial public offering, we have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “MSW”. As of the date of this Annual Report, we have not received the listing approval from Nasdaq and our ordinary shares are not yet trading on the Nasdaq Capital Market. As such, our ordinary shares are not currently listed on an exchange, and, as such, our shareholders may find it difficult to sell their shares. We will not consummate and close the initial public offering without a listing approval letter from Nasdaq. If our Ordinary Shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

B.	Plan of Distribution

Not applicable.

C.	Markets

We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “MSW.” There is no assurance that such application will be approved.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Objects and Purposes of our Corporation

The Company’s memorandum and articles of association provide that the Company’s objects are unrestricted and has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

The following are summaries of the material provisions of our second amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our second amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Meetings of Shareholders

As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene a meeting of shareholders whenever they think necessary or desirable. At least 21 clear days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. For any other general meeting, at least fourteen clear days’ notice must be given to shareholders. The notice shall specify the place, the date and the hour of the meeting, if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting, the requirements of the designated stock exchange rules, the general nature of the business to be transacted, and if a resolution is proposed as a special resolution, the text of that resolution. Notice of every general meeting shall also be given to persons entitled to a share in consequence of the death or bankruptcy of a shareholder, the directors, and the auditors. Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

Our board of directors must convene a general meeting upon the written requisition of one or more shareholders entitled to attend and vote at a general meeting of the Company holding not less than 10% of the rights to vote at such general meeting in respect to the matter for which the meeting is requested, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. A quorum shall consist of the presence (whether in person or represented by proxy) of one shareholder if the Company has one shareholder and shareholders who hold shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting if the Company has more than one shareholder. If, within fifteen minutes from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same time and place seven days hence or to such other time or place as is determined by the directors, and if, at the adjourned meeting, a quorum is not present within fifteen minutes from the time appointed for the meeting, the shareholders present in person or by proxy at the meeting shall constitute a quorum. The chairman of a general meeting shall be the chairman of the board or such other director as the directors have nominated to chair board meetings in the absence of the chairman of the board. Absent any such person being present within fifteen minutes of the time appointed for the meeting, the directors present shall elect one of their number to chair the meeting. If no director is present within fifteen minutes of the time appointed for the meeting, or if no director is willing to act as chairman, the shareholders present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

A corporation that is a shareholder shall be deemed for the purpose of our memorandum and articles of association to be present at a general meeting in person if represented by its duly authorized representative. Where a duly authorized representative is present at a meeting, that shareholder is deemed to be present in person; and the acts of the duly authorized representative are personal acts of that shareholder.

At any general meeting, unless their shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all shareholders are entitled to vote at a general meeting, whether on a show of hands or on a poll, and all shareholders holding shares of a particular class of shares are entitled to vote at a meeting of the holders of that class of shares. On a show of hands, every shareholder shall have one vote. For the avoidance of doubt, an individual who represents two or more shareholders, including a shareholder in that individual’s own right, that individual shall be entitled to a separate vote for each shareholder. On a poll a shareholder shall have one vote for each share he holds, unless any share carries special voting rights. No shareholder is bound to vote on his shares or any of them; nor is he bound to vote each of his shares in the same way.

If shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those shares appears first in the register of shareholders shall be accepted to the exclusion of the votes of the other joint holder.

Directors

Subject to the provisions of the Companies Act, the memorandum and the articles the business of the Company shall be managed by the directors who may for that purpose exercise all the powers of the Company. There is no age limit for directors save that they must be at least eighteen years of age. Unless a shareholding qualification for directors is fixed by ordinary resolution, no director shall be required to own shares as a condition of his appointment.

No prior act of the directors shall be invalidated by any subsequent alteration of the memorandum or the articles. However, to the extent allowed by the Companies Act, shareholders may, by special resolution, validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as the board of directors thinks fit (including, without limitation, the exercise of that power in favour of any resolution appointing any director as a director of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

Every director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at Directors’ meetings. Until otherwise determined by the Company by ordinary resolution, the directors (other than alternate directors) shall be entitled to such remuneration by way of fees for their services in the office of director as the directors may determine. Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the director or to any other person connected to or related to him. Unless his fellow directors determine otherwise, a director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders. The delegation may be collateral with, or to the exclusion of, the directors’ own powers.

The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or its parent undertaking (if any) or any subsidiary undertaking of the Company or of any third party.

Meetings of Directors

The business of our company is managed by the directors. Our directors are free to meet at such times and in such manner and places within or outside the Cayman Islands as the directors determine to be necessary or desirable. The quorum for the transaction of business at a meeting of directors shall be two unless the directors fix some other number. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Winding Up

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

●	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. The call may provide for payment to be by installments. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

●	either alone or jointly with any other person, whether or not that other person is a shareholder; and

●	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the “Lien on Shares” provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and stating that if the notice is not complied with the shares may be sold and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors.

The Companies Act and our memorandum and articles of association permits us to purchase our own shares, subject to certain restrictions and requirements. Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

●	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

●	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

●	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Companies Act, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of shares. No share may be redeemed or purchased unless it is fully paid up.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any class of our shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the shareholders holding the issued shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Changes in Capital

We may from time to time by an ordinary resolution of our shareholders:

●	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

●	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

●	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;

●	subdivide our existing shares, or any of them, into shares of a smaller amount than that fixed by the memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●	cancel any shares that, at the date of the passing of the ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled, or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce its share capital in any manner authorized by the Companies Act.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Change in Control

There are no provisions in memorandum and articles of association or in the Companies Act that would have the effect of delaying, deferring or preventing a change in the control of the Company, and that would operate only with respect to a merger, acquisition, arrangement or corporate restructuring involving the Company.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

C.	Material Contracts

See “Item 4. Information on the Company — B. Business Overview — Real Property.”

We entered into employment agreements with our senior executive officers – Ms. Pik Chun Lin on December 22, 2024, and Mr. Chi Hei Tsoi on March 11, 2024 and both employment agreements will be effective as of the effective date of the Company’s initial public offering. We have also entered into indemnification agreements with our executive officers and directors and director nominees – Mr. Lam, Ms. Pik Chun Lin, Mr. Chi Hei Tsoi, Ms. Wai Chun Chik, Mr. Dongjie Lao, and Mr. Yu Yuan, all which will become effective on the closing date of the Company’s initial public offering.

We entered into a non-independent director agreement with Mr. Lam, which also speaks to his employment as chief executive officer, with his appointment as director effective as of August 17, 2022 and his appointment as Chief Executive Officer effective as of the closing date of the Company’s initial public offering. Finally, we have entered into independent director agreements with our director nominees, which will all become effective on the closing date of the Company’s initial public offering.

Employment Agreements between the Company and Ms. Lin, and Mr. Tsoi

Pursuant to the employment agreements entered between the Company and Ms. Lin and Mr. Tsoi, respectively (each an “executive” and together the “executives”), the initial term of their employment agreements is from the date of effectiveness of the Company’s registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission until or unless terminated by either party by giving not less than three (3) months’ notice in writing or payment in lieu. The Company can terminate the executive’s employment immediately without notice or payment in lieu if he/she wilfully disobeys a lawful and reasonable order; he/she misconducts himself such conduct being inconsistent with the due and faithful discharge of his duties; he/she commits a fraudulent or dishonest act; he/she is habitually neglectful in his duties; or on any other ground on which the Company would be entitled to terminate his employment without notice at common law. Should the Company terminate the executive’s employment, all of the executive’s post termination obligations contained in the employment agreement, in particular the confidentiality, non-solicitation and non-competition provisions in, shall remain in full force and effect. The executive’s primary place of work will be in Hong Kong. The executive will perform all duties assigned to him in her/his capacity as Chief Financial Officer/Chief Accounting Officer, as applicable of the Company in connection with the business of the Company including the specific duties set out in the executive’s employment agreement and any other duties or tasks assigned by the Company or the CEO from time to time. The executives will report to the CEO and/or any other representative of the Group as directed by the CEO. The executive owes fiduciary obligations to the Company and will act in good faith and fidelity to the Company, including ensuring there is no conflict between the personal interest of the executive and his/her duties to the Company. The executive will fully disclose and obtain prior written consent from the CEO and/or the representatives to enter into any transaction or contract or commercial arrangement for profit where such a transaction or contract or arrangement is in direct or indirect conflict between the personal interest of the executive and his/her duties to the Company. The executive will not to accept any payment or other benefit in money or kind from any person or entity as an inducement or reward for any act or forbearance in connection with any matter or business transacted by or on behalf of the Company. The executive shall be responsible for and shall indemnify the Company in respect of the payment of all salaries tax and any other form of taxation in respect of all payments payable to the executive under his/her employment agreement.

The executive’s salary will be HK$30,000 per month and the executive’s salary may be reviewed by the Company on an annual basis. The executive is entitled to fifteen 15 days paid annual leave for each calendar year and to four (4) paid sickness days per month. The executive is bound to maintain in strict confidence all information concerning the business and financing of the Group acquired during his/her employment with the Company, as well as confidential information of any other third parties to which he/she may have access to, both during and for a period of two (2) years after the termination of his employment. The executive is subject to a non-sonication and non-compete clause which extends for a period of six (6) months following the executive’s termination date, pursuant to which the executive, either on his/her own behalf or for any other person directly or indirectly may not (i) approach, canvass, solicit or otherwise endeavour to entice away from the Group the customer of any person who at any time during the twelve (12) months preceding the termination date had been a customer or supplier of the Group and (ii) solicit or entice or endeavour to solicit or entice away from the Group any person who at the date of termination is employed or engaged by the Group in a managerial, executive or sales capacity and with whom the Executive has had material dealings or was directly managed by or reported to the Executive within the period of twelve (12) months immediately prior to the date of termination.

Indemnification agreements with Mr. Lam, Ms. Lin, Mr. Tsoi, Ms. Chik, Mr. Lao, and Mr. Yuan

Pursuant to the indemnification agreements entered between the Company and the executive officers (Mr. Lam, Ms. Lin, and Mr. Tsoi) and the director and director nominees (Ms. Chik, Mr. Lao, and Mr. Yuan) (each executive officer and director/director nominee an “indemnitee”), the Company will indemnify the indemnitee, to the fullest extent permitted by the laws of the State of New York, or as such laws may from time to time hereafter be amended to increase the scope of such permitted indemnification, against any and all losses if the indemnitee was or is or becomes a party to or participant in, or is threatened to be made a party to or participant in, any claim by reason of or arising in part out of an indemnifiable event, including, without limitation, claims brought by or in the right of the Company, claims brought by third parties, and claims in which the indemnitee is solely a witness. An indemnifiable event includes any event or occurrence, whether occurring before, on or after the closing date of the Company’s initial public offering, related to the fact that the indemnitee is or was a director, officer, employee or agent of the Company or any subsidiary of the Company, or is or was serving at the request of the Company as a director, officer, employee, member, manager, trustee or agent of any other corporation, limited liability company, partnership, joint venture, trust or other entity or enterprise or by reason of an action or inaction by the indemnitee in any such capacity (whether or not serving in such capacity at the time any loss is incurred for which indemnification can be provided under the indemnification agreement).

The Company shall advance to the indemnitee, prior to the final disposition of any claim by final adjudication to which there are no further rights of appeal, any and all expenses actually and reasonably paid or incurred by the indemnitee in connection with any claim arising out of an indemnifiable event at the written request of indemnitee. The Company’s obligation to pay expense advances to the indemnitee is contingent upon the indemnitee’s execution and delivery to the Company of an undertaking to repay any amounts paid, advanced, or reimbursed by the Company for such expenses to the extent that it is ultimately determined, following the final disposition of such claim, that the indemnitee is not entitled to indemnification. To the fullest extent allowable under applicable law, the Company will also indemnify the indemnitee against, and, if requested by the indemnitee, shall advance to the indemnitee, any expenses actually and reasonably paid or incurred by the indemnitee in connection with any action or proceeding by the indemnitee for (a) indemnification or reimbursement or advance payment of expenses by the Company under any provision of the indemnification agreement, or under any other agreement or provision of the constituent documents in effect relating to claims relating to the indemnifiable events, and/or (b) recovery under any directors’ and officers’ liability insurance policies maintained by the Company. If the indemnitee is ultimately determined not to be entitled to such indemnification or insurance recovery, then all amounts advanced in such a manner will be repaid.

The Company is not obligated to:

(a) indemnify or advance funds to an indemnitee for expenses or losses with respect to proceedings initiated by the indemnitee, including any proceedings against the Company or its directors, officers, employees or other indemnitees and not by way of defense, except: (i) proceedings by indemnitee for a. indemnification or reimbursement or advance payment of expenses by the Company under any provision of the indemnification agreement, or under any other agreement or provision of the constituent documents in effect relating to claims relating to the indemnifiable events, and/or b. recovery under any directors’ and officers’ liability insurance policies maintained by the Company (unless a court of competent jurisdiction determines that each of the material assertions made by the indemnitee in such proceeding was not made in good faith or was frivolous); or (ii) where the Company has joined in or the board has consented to the initiation of such proceedings;

(b) indemnify an indemnitee if a final decision by a court of competent jurisdiction determines that such indemnification is prohibited by applicable law;

(c) indemnify an indemnitee for the disgorgement of profits arising from the purchase or sale by the indemnitee of securities of the Company in violation of Section 16(b) of the Exchange Act, or any similar successor statute; or

(d) indemnify or advance funds to the indemnitee for the indemnitee’s reimbursement to the Company of any bonus or other incentive-based or equity-based compensation previously received by the indemnitee or payment of any profits realized by the indemnitee from the sale of securities of the Company, as required in each case under the Exchange Act (including any such reimbursements under Section 304 of the Sarbanes-Oxley Act of 2002 in connection with an accounting restatement of the Company or the payment to the Company of profits arising from the purchase or sale by the indemnitee of securities in violation of Section 306 of the Sarbanes-Oxley Act).

The Company shall not be liable to an indemnitee for any amounts paid in settlement of any threatened or pending claim related to an indemnifiable event effected without the Company’s prior written consent, which shall not be unreasonably withheld.

The agreements and obligations of the Company as delineate din the indemnification agreement will continue during the period that the indemnitee is a director or officer of the Company (or is serving at the request of the Company as a director, officer, employee, member, trustee or agent of another enterprise) and will continue thereafter (i) so long as the indemnitee may be subject to any possible claim relating to an indemnifiable event (including any rights of appeal thereto) and (ii) throughout the pendency of any proceeding (including any rights of appeal thereto) commenced by the indemnitee to enforce or interpret his or her rights, even if, he or she may have ceased to serve in such capacity at the time of any such claim or proceeding.

The Company shall from time to time make the good faith determination whether or not it is practicable for the Company to obtain and maintain a policy or policies of insurance providing the officers and directors of the Company with coverage for losses incurred in connection with their services to the Company or to ensure the Company’s performance of its indemnification obligations under the indemnification agreements.

Non-independent director agreement with Mr. Lam

Mr. Lam’s appointment as director is effective as of August 17, 2022. Mr. Lam’s term as chief executive officer will commence from the closing date of the Company’s initial public offering and will continue until Mr. Lam’s successor is duly elected or appointed and qualified or until Mr. Lam’s earlier death, disqualification, resignation or removal from officer, pursuant to the terms of the non-independent director agreement between the Company and Mr. Lam and the Company’s them current memorandum and articles of association, as may be ended from time to time, or any applicable laws, rules, or regulations. Mr. Lam will receive a monthly remuneration of HK$55,000, which compensation may be reviewed during the term of his non-independent director agreement with the Company by the Compensation Committee pursuant to its terms of reference after the closing date of the Company’s initial public offering. Any adjustment to the compensation will be recommended by the Compensation Committee and approved by the board. The director will be reimbursed for all reasonable expenses incurred in connection with the director’s positions as a member of the board and for services as a member of each committee of the board to which the director may be appointed.

Mr. Lam’s duties will include, but not be limited by, the following:

(a) devoting a sufficient amount of time and attention to the interests and affairs of the Company in the discharge of duties of his office as a director, chief executive officer and chairman of the board of the Company and, where relevant, as an officer of such other members of the Group as are necessary for the proper and efficient administration, supervision, and management of the strategic planning, corporate management and business development of the Group;

(b) faithfully and diligently performing such duties and exercising such powers as are consistent with his office in relation to the Company and/or the Group;

(c) in the discharging of such duties and in the exercising of such powers observing and complying with all reasonable and lawful resolutions, instructions, regulations and directions from time to time passed, made or given by the board according to the best of his skills and ability;

(d) performing such services for the Group and (without further remuneration unless otherwise agreed) accepting such offices in the Group as the board may from time to time reasonably require provided the same are consistent with his office;

(e) at all times keeping the board promptly and fully informed (in writing if so requested) in connection with the performance of such powers and duties and provide such explanations as the board may require in connection with his office in relation to the Company and/or the Group;

(f) acting in accordance with his powers and obligations as a director, chief executive officer and chairman of the board of the Company and using his best endeavours to comply with and to cause the Company to comply with

(a) his non-independent director agreement with the Company;

(b) every rule or law applicable to any member of the Group, whether in the United States, Hong Kong, or elsewhere;

(c) the Nasdaq Stock Market Rules;

(d) amended and restated memorandum and articles of association of the Company;

(e) shareholders’ and board resolutions of the Company;

(f) the Securities Act of 1933; and

(g) all other relevant securities regulations, rules, instructions and guidelines as issued by the relevant regulatory authorities from time to time, in relation to dealings in shares or other securities of the Company or any other member of the Group, and in relation to insider information or unpublished inside information affecting the shares, debentures or other securities of any member of the Group.

The director shall carry out his duties and exercise his powers jointly with any other executive officers, senior management or directors of the Group. The board may at any time require the director to cease performing any of his duties or exercising any of his power under his non-independent director agreement with the Company.

Whenever the director becomes aware of a business opportunity related to the Company’s business, which one could reasonably expect the director to make available to the Company, the director shall promptly disclose such opportunity to the applicable board committee or the board and proceed as directed by such committee or the board, as applicable.

When the director will have or may have access to and become informed of proprietary, confidential and secret information which is a competitive asset of the Company which the Director has had access by reason of the director’s relationship with the Company, the director will faithfully keep in strict confidence, any such confidential information

The term “confidential information” does include information which: (i) is or becomes generally available to the public other than as a result of a disclosure by the director or the director’s representatives; or (ii) is required to be disclosed by the director due to governmental regulatory or judicial process.

Mr. Lam is required to abide by the Company’s Code of Business Conduct and Ethics.

Mr. Lam will cooperate with the Company to take all steps necessary or appropriate for the withholding of taxes by the Company required under law or regulation, and the Company may act unilaterally in order to comply with such laws.

Independent director agreement with Ms. Chik, Mr. Lao, and Mr. Yuan

Pursuant to the independent director agreements entered between the Company and the directors, Ms. Chik, Mr. Lao, and Mr. Yuan, respectively (each an “independent director”), the initial term of employment of the independent director will commence from the closing date of the Company’s initial public offering and will continue until the independent director’s successor is duly elected or appointed and qualified or until the independent director’s earlier death, disqualification, resignation or removal from officer, pursuant to the terms of the independent director agreement between the Company and the independent director and the Company’s them current memorandum and articles of association, as may be ended from time to time, or any applicable laws, rules, or regulations. The independent directors will receive a monthly remuneration of HK$12,000, which compensation may be reviewed during the term of his/her independent director agreement with the Company by the Compensation Committee pursuant to its terms of reference after the closing date of the Company’s initial public offering. Any adjustment to the compensation will be recommended by the Compensation Committee and approved by the board. The independent director will be reimbursed for all reasonable expenses incurred in connection with the director’s positions as a member of the board and for services as a member of each committee of the board to which the director may be appointed.

The director’s appointment to the board is contingent upon the board’s determination that the director is “independent” with respect to the Company, as such term is defined by Rule 5605 of the Nasdaq Stock Market’s Listing Rules, and any other applicable rules, and that the director may be removed from the board in the event that the director does not maintain such independence.

The independent directors shall carry out their duties and exercise their powers in good faith and in the best interests of the Company, including but not limited to, attending all required meetings of the board or applicable committees thereof, executive sessions of the independent directors, reviewing filing reports and other corporate documents as requested by the Company, and providing comments and opinion as to business matters as requested by the Company.

When the independent director has a direct or indirect financial or personal interest in a contract or transaction to which the Company is a party, or the director is contemplating entering into a transaction that involves use of corporate assets or competition against the Company, the director will promptly disclose such potential conflict to the applicable board committee or the board and proceed as directed by such committee or the board, as applicable. The director owes the duty of loyalty and the duty of care to the Company pursuant to applicable law and will act in all cases in accordance with applicable law.

Whenever the director becomes aware of a business opportunity related to the Company’s business, which one could reasonably expect the director to make available to the Company, the director shall promptly disclose such opportunity to the applicable board committee or the board and proceed as directed by such committee or the board, as applicable.

When the director will have or may have access to and become informed of proprietary, confidential and secret information which is a competitive asset of the Company which the director has had access by reason of the director’s relationship with the Company, the director will faithfully keep in strict confidence, any such confidential information.

The term “confidential information” does include information which: (i) is or becomes generally available to the public other than as a result of a disclosure by the director or the director’s representatives; or (ii) is required to be disclosed by the director due to governmental regulatory or judicial process.

The independent directors will abide by the Company’s Code of Business Conduct and Ethics.

The independent directors will cooperate with the Company to take all steps necessary or appropriate for the withholding of taxes by the Company required under law or regulation, and the Company may act unilaterally in order to comply with such laws.

Other than the real property lease, the form of indemnification agreement for our directors, the form of director agreement with Mr. Lam and the form of non-independent director agreements as described in this Annual Report, we have not entered into any material agreements other than in the ordinary course of business.

D.	Exchange Controls

The Cayman Islands, British Virgin Islands and Hong Kong currently have no exchange control regulations or currency restrictions.

E.	Taxation

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non U.S. tax laws, state, local and other tax laws.

Hong Kong Taxation

The following brief description of Hong Kong laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. Please refer to “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.”

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Ordinary Shares exists between Hong Kong and the United States.

Stamp duty

Hong Kong stamp duty is generally payable on the transfer of “Hong Kong stocks”. The term “stocks” refers to shares in companies incorporated in Hong Kong, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Ordinary Shares are not required to be registered in Hong Kong given that the books for the transfer of Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in Hong Kong. If Hong Kong stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.1% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES. THIS DISCUSSION DOES NOT ADDRESS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR INVESTORS IN LIGHT OF THEIR SPECIFIC CIRCUMSTANCES, INCLUDING INVESTORS SUBJECT TO SPECIAL TAX RULES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;
●	financial institutions;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to mark-to-market;
●	U.S. expatriates;
●	tax-exempt entities;
●	persons liable for alternative minimum tax;
●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;
●	persons that actually or constructively own 10% or more of the total combined voting power or value of our shares (including by reason of owning our Ordinary Shares);
●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation; or
●	persons holding our Ordinary Shares through partnerships or other pass-through entities.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this Offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under the U.S. federal gift or estate tax, non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”) and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Non-corporate U.S. Holders will also be subject to the 3.8% Net Investment Income Tax if their income exceeds the threshold amounts for such tax. A dividend distribution that exceeds our current and accumulated earnings and profits is treated as a tax-free return of your tax basis in your Ordinary Shares, and to the extent that it exceeds your tax basis, as capital gain, but only if we determine our accumulated earnings and profits under U.S. federal income tax principles. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The Net Investment Income Tax also applies to capital gains.

With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will not qualify to be taxed at the lower capital gains rate applicable to qualified dividend income unless (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market but not if they only trade on over the counter markets or electronic pink sheets. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company

Our status as a Passive Foreign Investment Company

A non-U.S. corporation is considered a passive foreign investment company or “PFIC” for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income (the “passive income test”); or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”)

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

In determining whether we are a PFIC, we are permitted, under Code Section 1297(c), to take into account, on a pro rata basis, the income and the assets of any entity of which we own (or are treated under the Code as owning) at least 25% of the stock by value (a so-called “look-through subsidiary”). Because we own 100% of the stock of our Operating Subsidiaries, in determining our PFIC status we will take into account their income and assets (other than certain assets, or the income therefrom, that are subject to intercompany transfers), as well as the income and assets of any other look-through subsidiary.

Taking into account the income and assets of our Operating Subsidiaries, our status as a PFIC will depend on the nature of our income and the income of our Operating Subsidiaries (as well as the income and assets of any other look-through subsidiary). Based on our current operations, we expect our Operating Subsidiaries to have considerable amounts of income from operations in 2023 and so we do not expect that any passive income generated by us and by our Operating Subsidiaries (and any other look-through subsidiary) will amount to 75% of the total income from all the entities in 2023. As discussed below, PFIC status is determined on an annual basis and our status as a PFIC under the passive income test may change from year to year.

In determining whether we are a PFIC under the assets test, a number of different kinds of assets must be taken into account. Our Operating Subsidiaries have considerable assets used in its operations which would be counted as active assets. However, in this offering we expect to raise for our Company considerable cash. The IRS has stated that cash, even if held as working capital, produces passive income and is therefore a passive asset. Our status as a PFIC under the assets test will therefore depend in part on how quickly we spend the cash that we raise. Our status as a PFIC could also depend on the value of our stock as determined by the market (which may be volatile). PFIC status based on assets is calculated annually and is based on the average quarterly value of our assets. Accordingly, our status as a PFIC based on the assets test could change from year to year.

Based on the foregoing, it is not possible to determine whether we will be characterized as a PFIC for the 2023 taxable year or any subsequent year until after the close of the relevant year. We must make a separate determination each year as to whether we are a PFIC (under either the asset test or the passive income test), and there can be no assurance with respect to our status as a PFIC for 2023 or any future taxable year. We or a related entity express no opinion as to the Company’s or a related entity’s status as a PFIC for the current or any future or prior year. U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested.

If we are a PFIC for any year during which you hold our Ordinary Shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our Ordinary Shares, even if in a succeeding taxable year we are no longer classified as a PFIC. However, if we cease to be a PFIC, you may avoid the adverse effects of the PFIC regime thereafter by making a “purging election” (as described below) with respect to the Ordinary Shares. A discussion of other ways in which you may be able to mitigate some of the adverse effects of PFIC status are also discussed below.

Consequences to you of PFIC status

If we are a PFIC for a taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive, and with respect to any gain that you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, in that year and subsequent years, unless you make a “mark-to-market” election as discussed below. You will be subject to these rules for the first year in which we are a PFIC and for all subsequent years unless (i) we cease to be classified as a PFIC and (ii) you make a “purging election”, as discussed below.

“Excess distributions” are distributions you receive from us in a taxable year that are greater than 125% of the average annual distributions you received from us during (i) the three preceding taxable years or (ii) your holding period for the Ordinary Shares, whichever is shorter. Under the special tax rules that apply to excess distributions, and to gains realized from a disposition of our Ordinary Shares,

●	the excess distribution or gain will be allocated ratably (on a daily basis) over your holding period for the Ordinary Shares;
●	the amount allocated to your current taxable year, and any amount allocated to any tax year(s) in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income arising in the current taxable year; and
●	the amount allocated to each of your other taxable year(s) – i.e., prior years during which we were a PFIC – will be subject to the highest tax rate in effect for that year; moreover, interest charges generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of excess distribution or disposition cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

“Mark-to-market” election. To elect out of the excess distribution tax treatment discussed above, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock. The mark-to-market election is available only for “marketable stock”, which is stock that is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market. A “qualified exchange or other market” is defined in applicable U.S. Treasury regulations as a national securities exchange registered with the SEC or a national market system established pursuant to section 11A of the Securities Exchange Act of 1934, or a foreign securities exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The Nasdaq Capital Market is a qualified exchange or other market, but we are uncertain as to whether our Ordinary Shares will be “regularly traded.” If our Ordinary Shares do not trade regularly on the Nasdaq Capital Market, the mark-to-market election would not be available to you were we to be or become a PFIC.

If the mark-to-market election is available and you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares. Such excess will be treated as ordinary income and not capital gain. Under the mark-to-market rules you are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts.

In you sell or otherwise dispose of any Ordinary Shares that are subject to a mark-to-market election, any gain on the sale or other disposition is treated as ordinary income. Any loss incurred on such sale or disposition is treated as an ordinary loss, but only to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares.

If you make a valid mark-to-market election and if we subsequently make dividend distributions, the tax rules that apply to distributions by corporations which are not PFICs would apply to such distributions, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

“Purging election.” If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC.A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules, described above, that apply to excess distributions. As long as we are not thereafter a PFIC, dividends distributed by us (or gains from the sale of our Ordinary Shares) following a purging election will no longer be subject to the rules (described above) that apply to excess distributions. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and a new holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

Qualified electing fund election. In some cases a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC generally includes in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides the U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

THE PFIC RULES ARE COMPLEX. THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE ORDINARY SHARES IS URGED TO CONSULT THEIR OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF THE SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

Reporting requirements.

If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will in all likelihood be required to file U.S. Internal Revenue Service Form 8621 for each such year and provide certain annual information regarding such Ordinary Shares, including information on distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares. You should consult your tax advisor about Form 8621 filing requirements.

The PFIC rules are complex and uncertain. You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above, including your ability to make a “protective election” if you are uncertain about our PFIC status, and the PFIC filing requirements.

Certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to the Ordinary Shares.

Additional reporting requirements that apply if we are classified as a PFIC are discussed above under “Passive Foreign Investment Company – Reporting Requirements”.

Non-U.S. Holders

A non-U.S. Holder is a beneficial owner (other than a partnership or disregarded entity for U.S. federal income tax purposes) of the Ordinary Shares that is not a U.S. Holder.

Subject to the U.S. backup withholding rules described below, non-U.S. Holders of the Ordinary Shares generally will not be subject to U.S. withholding tax on distributions with respect to, or gain on sale or disposition of, the Ordinary Shares.

Non-U.S. Holders who are engaged in a trade or business in the United States who receive payments with respect to the Ordinary Shares that are effectively connected with such trade or business should consult their own tax advisers with respect to the U.S. tax consequences of the ownership and disposition of the Ordinary Shares. Individuals who are present in the United States for 183 days or more in any taxable year should also consult their own tax advisers as to the U.S. federal income tax consequences of the ownership and disposition of the Ordinary Shares.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The Company is subject to the informational requirements of the Exchange Act. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The documents concerning us referred to in this Annual Report may be viewed at our executive offices during normal business hours.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders.

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration Risk

For the years ended March 31, 2024, 2023 and 2022, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

During the fiscal year ended March 31, 2024, (i) there were two customers generated income which accounted for over 10% of the total revenue generated for that period; and (ii) no supplier accounted for over 10% of the total purchases for that period.

During the fiscal year ended March 31, 2023, (i) there were four customers generated income which accounted for over 10% of the total revenue generated for that period; and (ii) no supplier accounted for over 10% of the total purchases for that period.

During the fiscal year ended March 31, 2022, (i) there were two customers generated income which accounted for over 10% of the total revenue generated for that period; and (ii) no supplier accounted for over 10% of the total purchases for that period.

As of March 31, 2024, (i) there were two customers which accounted for over 10% of the consolidated accounts receivable; and (ii) one of the suppliers which accounted for over 10% of the total consolidated accounts payable.

As of March 31, 2023, (i) there were three customers which accounted for over 10% of the consolidated accounts receivable; and (ii) none of the suppliers which accounted for over 10% of the total consolidated accounts payable.

Credit Risk

The Company adopted ASC 326. The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of life insurance policy, cash surrender value, cash and cash equivalents, accounts receivable, net, deposits and contract assets. The Company has designed their credit policies with an objective to minimize their exposure to credit risk.

The exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our life insurance policy, cash surrender value, bank deposits (including our own cash at banks), accounts receivable, net, deposits and contract assets. The Company considers the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated statement of financial position. As of March 31, 2024 and 2023, the cash balances of USD1,080,514 and USD323,958, respectively, were substantially maintained at financial institutions in Hong Kong, respectively.

The Company believes that there is no significant credit risk associated with cash, which was held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located.

The Company has adopted a credit policy of dealing with creditworthy counterparties to mitigate the credit risk from defaults. The credit exposure is controlled by counterparty limits that are reviewed and approved by the senior management of the Company periodically. The management team periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit loss primarily based on many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on cash deposit and floating rate bank borrowings. Our Group has not used any derivative financial instruments to manage the interest risk exposure. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by our Group at the end of the reporting period, the impact on our profit after tax is estimated as an annualized impact on interest expense or income of such a change in interest rates.

Liquidity risk

Liquidity risk is the risk that our Company will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. We will make the maximum effort to maintain sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Typically, we ensure that we have sufficient cash on demand to meet expected operational expenses for a period of 30 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Labor price risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

Inflation Risk

Our Company monitor changes in prices levels. Historically inflation has not materially affected our business or the results of our operations. However, significant increases in the price of raw materials and labor that cannot be passed to our customers could adversely impact our results of operations.

Currency Risk

Our Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, and recognized assets and liabilities. Our Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to USD is not significant as HK$ is pegged to US$.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants And Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depository Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of our subsidiaries.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

We have yet to complete our initial public offering. As such, this information is not yet applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2024.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of March 31, 2024, our disclosure controls and procedures were not effective. Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of March 31, 2024 due to the material weaknesses described below, we believe that the consolidated financial statements included in this Annual Report correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

B.	Management’s annual report on internal control over financial reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

However, in connection with the audits of our consolidated financial statements as of March 31, 2024 and 2023, we identified certain material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; and (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned.

Our management has implemented and is currently taking the steps necessary to remediate the underlying causes of these material weaknesses, including (i) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; ii) established three committees under the board of directors: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee (see “Item 6. Directors, Senior Management and Employees” for details); iii) actively hiring more qualified staff to fill up the key roles in the operations; and iv) setting up a financial and system control framework with formal documentation of polices and controls in place.

C.	Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

D.	Changes in internal control over financial reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Ms. Wai Chun Chik qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F and has the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of Rule 5605(c)(2)(A) of the Nasdaq Stock Market Rules. Ms. Wai Chun Chik satisfies the “independence” requirements for purposes of serving on an audit committee under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a Code of Business Conduct and Ethics, which is applicable to all of our directors, officers, and employees. Our Code of Business Conduct and Ethics is publicly available on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by ZH CPA, LLC, our independent registered public accounting firm, for the periods indicated.

Nature of Services	For the year ended March 31, 2024 $	For the year ended March 31, 2023 $
Audit fee (1)	190,000	190,000
Audit-related fees (2)	35,000	70,000
All other fees (3)	-	-
	225,000	260,000

(1) “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our financial statements.

(2) “Audit related fees” represents the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported as audit fees.

(3) “All other fees” refers to the fees not covered in (1) and (2) above.

Audit Committee’s Pre-Approval Policies and Procedures

Section 10A(i) of the Exchange Act prohibits our auditors from performing audit services for us as well as any services not considered to be “audit services” unless such services are pre-approved by the Audit Committee of the Board, or unless the services meet certain de minimis standards.

The Audit Committee’s charter, adopted as of January 9, 2024, provides, among other things, that the Audit Committee must review and approve in advance any and all audit and audit-related services and other compensation related thereto, and permissible non-audit services to be performed by the auditors for the Company that the Audit Committee deems advisable in accordance with applicable requirements; and (ii) must consider the impact of such service and fees on the independence of the auditor. The Audit Committee will be comprised of three independent directors subsequent to the closing of the initial public offering.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As the Company’s initial public offering is not yet complete, the Company is utilizing the phase-in provisions of Rule 5615(b) for the Audit Committee Composition requirement, and the Company fully intends to comply with the audit committee composition requirements delineated in Nasdaq Rule 5605(c)(2)(A) at the end of the phase-in period.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We have yet to complete our initial public offering. The closing of the Company’s initial public offering is conditional upon Nasdaq’s final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved, we will not complete the initial public offering.

We cannot assure you that we will be able to meet Nasdaq’s initial listing standards, or that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;
●	reduced liquidity for our Ordinary Shares;
●	a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
●	a limited amount of news about us and analyst coverage of us; and
●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

As a company that intends to list on the Nasdaq Capital Market, we will be subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Once we complete out initial public offering, we do not plan to rely on home country practice with respect to our corporate governance. However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — 3.D. Risk Factors —Risks Related to Ownership of Our Ordinary Shares— Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Our board of directors adopted, on July 29, 2024, insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, officers, and employees and their respective family members of the Company that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Our board of directors adopted, on July 29, 2024, a compensation recovery policy required by the Nasdaq Listing Rule 5608, the form of which is attached as Exhibit 97.1 to this Annual Report.

ITEM 16K.	Cybersecurity

Risk Management and Strategy

The Company uses a third-party information technology service provider to manage its information system, including cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance, and reporting cybersecurity risks.

As of the date of this Annual Report, the Company has not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition.

Cybersecurity Governance

Our board considers cybersecurity risk as a critical part of its risk oversight function and is responsible for the oversight of cybersecurity and other information technology risks. The board oversees management’s implementation of our cybersecurity risk management program.

The board receives periodic updates of our cybersecurity risks and controls from our Chief Financial Officer (CFO). In addition, the CFO updates the board, as necessary, regarding cybersecurity incidents they consider significant. The board also monitors the cyber risk management program.

On the management team, our CFO has overall responsibility for assessing and managing our material risks from cybersecurity threats, and the CFO is assisted in this regard by our information technology team.

Our CFO takes steps to stay informed about and monitor the identification, prevention, detection, protection, mitigation, and remediation of key cybersecurity risks and incidents through various means, which may include briefings with information technology team members and external consultants, and information and alerts obtained from governmental, public or private sources.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See the Index to Financial Statements accompanying this report beginning page F-1.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Description
1.1	Articles of Association of Ming Shing Group Holdings Limited
1.2	Memorandum of Association of Ming Shing Group Holdings Limited
1.3	Amended and Restated Articles of Association of Ming Shing Group Holdings Limited
1.4	Amended and Restated Memorandum of Association of Ming Shing Group Holdings Limited
1.5	Second Amended and Restated Articles of Association of Ming Shing Group Holdings Limited
1.6	Second Amended and Restated Memorandum of Association of Ming Shing Group Holdings Limited
2.1	Specimen Ordinary Share Certificate
2.2	Description of Securities
4.1	Office Lease
4.2	Form of Indemnification Agreement between Ming Shing Group Holdings Limited and its directors and executive officers
4.3	Director Agreement between Ming Shing Group Holdings Limited and its director, CEO, and chairman of the board, Chi Ming Lam
4.4	Employment Agreement between Ming Shing Group Holdings Limited and its CFO, Pik Chun Lin
4.5	Employment Agreement between Ming Shing Group Holdings Limited and its CAO, Chi Hei Tsoi
4.6	Form of Independent Director Agreement between Ming Shing Group Holdings Limited and each director nominee
8.1	List of Subsidiaries
11.1	Code of Business Conduct and Ethics
11.2	Insider Trading Policy
12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2022
12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2022
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Frost & Sullivan
97.1	Executive Compensation Recovery Policy
99.1	Frost & Sullivan Report
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FIRST PHOSPHATE CORP.

Date: August 26, 2024

	By:	/s/ Chi Ming Lam
	Name:	Chi Ming Lam
	Title:	Chairman of the Board and Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm (PCAOB ID: 6413)	F-2

Audited Consolidated Financial Statements
- Consolidated Balance Sheets as of March 31, 2024 and 2023	F-3
- Consolidated Statements of Operation and Comprehensive Income for the years ended March 31, 2024, 2023 and 2022	F-4
- Consolidated Statements of Change in Shareholders’ Equity for the years ended March 31, 2024, 2023 and 2022	F-5
- Consolidated Statements of Cash Flows for the years ended March 31, 2024, 2023 and 2022	F-6
- Notes to the Consolidated Financial Statements for the years ended March 31, 2024, 2023 and 2022	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Ming Shing Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ming Shing Group Holdings Limited and its subsidiaries (the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2022.

Denver, Colorado

August 26, 2024

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

Ming Shing Group Holdings Limited and its subsidiaries

Consolidated Balance Sheets

	As of March 31
	2024	2023
	USD	USD

Assets
Current assets
Cash and cash equivalents	1,080,514	323,958
Accounts receivable, net	1,643,568	3,323,520
Contract assets	6,098,497	3,150,729
Due from a related party	-	78,355
Deposits, prepayments and other current assets	20,925	38,780
Total current assets	8,843,504	6,915,342

Non-current assets
Property and equipment, net	1,223,100	11,923
Right-of-use assets – finance lease	216,065	343,182
Life insurance policy, cash surrender value	160,891	155,751
Contract assets	740,600	70,819
Deferred costs	704,568	783,221
Deferred tax assets	150	2,256
Total non-current assets	3,045,374	1,367,152

Total assets	11,888,878	8,282,494

Current liabilities
Accounts payable	3,166,177	1,884,046
Bank borrowings	3,818,453	3,823,633
Finance lease liabilities	67,372	84,959
Accrued expenses and other current liabilities	136,791	83,351
Income tax payable	552,670	305,590
Total current liabilities	7,741,463	6,181,579

Non-current liabilities
Bank borrowings	3,033,780	1,498,485
Finance lease liabilities	114,495	216,373
Deferred tax liabilities	878	3,167
Total non-current liabilities	3,149,153	1,718,025

Total liabilities	10,890,616	7,899,604

Shareholders’ equity
Ordinary shares, 100,000,000 shares authorized; USD0.0005 par value, 11,250,000 and 11,250,000 shares issued and outstanding, as of March 31, 2024 and 2023, respectively	5,625	5,625
Subscription receivable	(5,625)	(5,625)
Additional paid in capital	1,282	1,282
Retained earnings	996,980	381,608
Total shareholders’ equity	998,262	382,890

Total liabilities and shareholders’ equity	11,888,878	8,282,494

The accompanying notes are an integral part of these consolidated financial statements.

Ming Shing Group Holdings Limited and its subsidiaries

Consolidated Statements of Operations and Comprehensive Income

	For the years ended March 31,
	2024	2023	2022
	USD	USD	USD

Revenue	27,572,692	21,868,220	14,383,980
Cost of revenue	(22,479,613)	(18,373,672)	(11,755,111)
Gross profit	5,093,079	3,494,548	2,628,869

Operating expenses
General and administrative expenses	(1,846,753)	(855,597)	(512,650)
Total operating expenses	(1,846,753)	(855,597)	(512,650)

Income from operations	3,246,326	2,638,951	2,116,219

Other income (expense)
Interest expense, net	(286,090)	(179,986)	(74,574)
Other income	15,297	797,160	78,960
Total other income, net	(270,793)	617,174	4,386

Income before tax expense	2,975,533	3,256,125	2,120,605
Income tax expense	(648,936)	(468,889)	(317,096)
Net income and total comprehensive income	2,326,597	2,787,236	1,803,509

Net income per share attributable to ordinary shareholders
Basic and diluted	0.21	0.25	0.22

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	11,250,000	11,250,000	8,136,986

The accompanying notes are an integral part of these consolidated financial statements.

Ming Shing Group Holdings Limited and its subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary Shares			Additional		Total
	Number of shares	Amount	Subscription receivable	paid in capital	Retained Earnings	Shareholders’ Equity
		USD	USD	USD	USD	USD
Balance as of April 1, 2021	5,625,000	2,812	(2,812)	-	458,312	458,312
Reorganization	5,625,000	2,813	(2,813)	1,282	(821,295)	(820,013)
Net profit for the year	-	-	-	-	1,803,509	1,803,509
Dividend declared and paid	-	-	-	-	(1,282,051)	(1,282,051)
Balance as of March 31, 2022	11,250,000	5,625	(5,625)	1,282	158,475	159,757

	Ordinary Shares			Additional		Total
	Number of shares	Amount	Subscription receivable	paid in capital	Retained Earnings	Shareholders’ Equity
		USD	USD	USD	USD	USD
Balance as of April 1, 2022	11,250,000	5,625	(5,625)	1,282	158,475	159,757
Net profit for the year	-	-	-	-	2,787,236	2,787,236
Dividend declared and paid	-	-	-	-	(2,564,103)	(2,564,103)
Balance as of March 31, 2023	11,250,000	5,625	(5,625)	1,282	381,608	382,890

	Ordinary Shares			Additional		Total
	Number of shares	Amount	Subscription receivable	paid in capital	Retained Earnings	Shareholders’ Equity
		USD	USD	USD	USD	USD
Balance as of April 1, 2023	11,250,000	5,625	(5,625)	1,282	381,608	382,890
Net profit for the year	-	-	-	-	2,326,597	2,326,597
Dividend declared and paid	-	-	-	-	(1,711,225)	(1,711,225)
Balance as of March 31, 2024	11,250,000	5,625	(5,625)	1,282	996,980	998,262

The accompanying notes are an integral part of these consolidated financial statements.

Ming Shing Group Holdings Limited and its subsidiaries

Consolidated Statements of Cash Flows

	For the years ended March 31,
	2024	2023	2022
	USD	USD	USD
Operating activities:
Net income	2,326,597	2,787,236	1,803,509
Adjustments:
Depreciation on property and equipment	26,214	5,001	7,772
Amortization of right-of-use assets – finance lease	79,521	74,671	51,892
Gain on disposal of right-of-use assets – finance lease	(3,686)	(17,308)	-
Change in cash value of life insurance policy	(5,140)	(4,266)	(3,417)
Expected credit loss allowance	30,075	71,386	8,966
Deferred Income (benefits) taxes provision	(183)	(803)	(994)
Previously deferred IPO cost that expensed in the year	370,957	-	-
Change in working capital items:
Change in accounts receivable	1,724,503	369,117	(2,884,677)
Change in contract assets	(3,692,174)	(2,466,428)	461,496
Change in deposits, prepayments and other current assets	17,856	(7,430)	(9,154)
Change in accounts payable	1,282,131	49,943	126,214
Change in income tax payable	247,080	(73,988)	325,647
Change in accrued expenses and other current liabilities	53,438	8,197	(38,812)
Cash provided by (used in) operating activities	2,457,189	795,328	(151,558)

Investing activities:
Purchase of property and equipment	(1,147,262)	(15,384)	-
Sales proceeds from disposal of right-of-use assets – finance lease	-	51,282	-
Cash obtained from reorganization	-	-	56,390
Cash (used in) provided by investing activities	(1,147,262)	35,898	56,390

Financing activities:
Proceeds from new bank borrowings	23,383,104	10,307,778	3,187,692
Repayment of bank borrowings	(21,852,990)	(7,995,854)	(1,875,860)
Initial payments for finance lease liabilities	-	(2,308)	-
Principal payments for finance lease liabilities	(119,465)	(129,148)	(43,750)
Advances from a related party	1,058,733	632,648	354,232
Payments to a related party	(2,730,449)	(2,754,955)	(1,623,892)
Payment for offering cost	(292,304)	(783,221)	-
Cash used in financing activities	(553,371)	(725,060)	(1,578)

Net increase (decrease) in cash and cash equivalents	756,556	106,166	(96,746)

Cash and cash equivalents as of beginning of the year	323,958	217,792	314,538

Cash and cash equivalents as of the end of the year	1,080,514	323,958	217,792

Supplementary Cash Flows Information
Cash paid for income tax	402,038	543,680	(7,558)

Cash paid for interest	286,090	179,986	74,574

Supplemental of Non-Cash Investing and Financing Activities
Right-of-use assets – finance lease obtained in exchange for new finance lease liabilities	-	297,179	-

Proceeds from disposal of Right-of-use assets – finance lease received by a director on behalf of the Company	51,282	-	-

Dividend declared and offsetting against due from major shareholder	1,711,225	2,564,103	1,282,051

The accompanying notes are an integral part of these consolidated financial statements.

Ming Shing Group Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements

1. Organization and Business Description

Organization and Nature of Operations

Ming Shing Group Holdings Limited (the “Company”) is a limited liability company established under the laws of the Cayman Islands on August 2, 2022. It is a holding company with no business operation.

The Company conducts its primary operations through its indirectly wholly owned subsidiaries, MS (HK) Engineering Limited and MS Engineering Co., Limited, which are incorporated and domiciled in Hong Kong SAR; MS (HK) Engineering Limited and MS Engineering Co., Limited principally engage in the provision of wet trades works, and they are wholly owned subsidiary of MS (HK) Construction Engineering Limited which was incorporated and is domiciled in British Virgin Islands.

The accompanying consolidated financial statements reflect the activities of the Company and the following entities:

Subsidiary	Date of incorporation	Jurisdiction of Formation	Percentage of Ownership	Principal Activities

Ming Shing Group Holdings Limited (“MSG”)	August 2, 2022	Cayman Islands	Parent	Investment holding

MS (HK) Construction Engineering Limited (“MSC”)	August 17, 2022	British Virgin Islands	100%	Investment holding

MS (HK) Engineering Limited (“MSHK”)	October 12, 2012	Hong Kong	100%	Provision of wet trades works

MS Engineering Co., Limited (“MSE”)	March 27, 2019	Hong Kong	100%	Provision of wet trades works

MSHK was incorporated on October 12, 2012 in Hong Kong as a limited liability company, its principal activities were provision of wet trades works.

MSE was incorporated on March 27, 2019 in Hong Kong as a limited liability company by an independent third party, its principal activities were provision of wet trades works. On October 20, 2021, Mr. Chi Ming Lam purchased all the shares of MSE and became its sole shareholder.

Reorganization and Share Issuance

On August 2, 2022, the Company was incorporated in the Cayman Islands and issued 50,000 ordinary shares at par value of USD1 to Mr. Chi Ming Lam.

On August 17, 2022, MSC was incorporated in the British Virgin Islands as a wholly owned subsidiary of the Company.

On November 25, 2022, Mr. Chi Ming Lam proposed to surrender 49,999 ordinary shares with a par value of USD1 to the Company for no consideration (the “Cancelled Shares”). The then sole shareholder of our Company resolved and approved for the Cancelled Shares be immediately cancelled upon their surrender, and the Company approved the surrender and cancellation of such share on December 2, 2022. Subsequently Mr. Chi Ming Lam holds 1 ordinary share of the Company with a par value of USD1.

As part of the corporate reorganization which took place for the purposes of the offering, Mr. Chi Ming Lam, MSHK and our Company entered into a reorganization agreement dated November 25, 2022, pursuant to which MSC acquired 1 ordinary share of MSHK from Mr. Chi Ming Lam and acquired 10,000 ordinary shares of MSE from Mr. Chi Ming Lam. In consideration for these acquisitions, our Company allotted and issued 11,249 ordinary shares of USD1 each, credited as fully paid, to Mr. Chi Ming Lam.

On December 5, 2022, Mr. Chi Ming Lam, the then sole shareholder of our Company resolved and approved a subdivision of each of the issued and unissued shares with a par value of USD1 each into 2,000 shares with a par value of USD0.0005 each as part of the Company’s reorganization (the “Share Subdivision”). Subsequent to the Share Subdivision, the authorized share capital of the Company shall become USD50,000 divided into 100,000,000 ordinary shares with a par value of USD0.0005 each, of which 22,500,000 Ordinary Shares were held by Mr. Chi Ming Lam.

Following the Share Subdivision and on the same day, Mr. Chi Ming Lam proposed to surrender 6,450,000 ordinary shares with a par value of USD0.0005 to the Company for no consideration (the “Surrendered Shares”). The then sole shareholder of our Company resolved and approved for the Surrendered Shares be immediately cancelled upon their surrender, and the Company approved the surrender and cancellation of such share on December 8, 2022. Subsequently, Mr. Chi Ming Lam holds 16,050,000 Ordinary Shares of the Company with a par value of USD0.0005.

During the years presented in these financial statements, the control of the entities has never changed (always under the control of Mr. Chi Ming Lam). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended March 31, 2022 and 2021, except for MSE which was under common control started from October 20, 2021. The results of MSHK were included in the financial statements for both periods and results of MSE were included commencing from October 20, 2021. (the “Reorganization”).

On June 2, 2023, Mr. Chi Ming Lam proposed to surrender 2,925,000 ordinary shares with a par value of USD0.0005 to the Company for no consideration (the “Second Surrendered Shares”). The then sole shareholder of our Company resolved and approved for the Second Surrendered Shares be immediately cancelled upon their surrender, and the Company approved the surrender and cancellation of such share on June 2, 2023. Subsequently, Mr. Chi Ming Lam holds 13,125,000 Ordinary Shares of the Company with a par value of USD0.0005. The cancellation was retroactively presented in prior periods.

On June 12, 2023, Mr. Chi Ming Lam proposed to surrender 375,000 ordinary shares with a par value of USD0.0005 to the Company for no consideration (the “Third Surrendered Shares”). The then sole shareholder of our Company resolved and approved for the Third Surrendered Shares be immediately cancelled upon their surrender, and the Company approved the surrender and cancellation of such share on June 12, 2023. Subsequently, Mr. Chi Ming Lam holds 12,750,000 Ordinary Shares of the Company with a par value of USD0.0005. The cancellation was retroactively presented in prior periods.

On June 15, 2023, Mr. Chi Ming Lam proposed to surrender 1,500,000 ordinary shares with a par value of USD0.0005 to the Company for no consideration (the “Fourth Surrendered Shares”). The then sole shareholder of our Company resolved and approved for the Fourth Surrendered Shares be immediately cancelled upon their surrender, and the Company approved the surrender and cancellation of such share on June 15, 2023. Subsequently, Mr. Chi Ming Lam holds 11,250,000 Ordinary Shares of the Company with a par value of USD0.0005. The cancellation was retroactively presented in prior periods.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries (Collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

Risk and Uncertainty

Significant Risks

Currency Risk

The Company’s operating activities are transacted in HKD. Foreign exchange risk arises from future commercial transactions, and recognized assets and liabilities. The Company considers the foreign exchange risk in relation to transactions denominated in HKD with respect to USD is not significant as HKD is pegged to USD.

Concentration Risk

For the years ended March 31, 2024, 2023 and 2022, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

During the years ended March 31, 2024, 2023 and 2022, there were two, four and two customers generated income which accounted for over 10% of the total revenue generated for that year, respectively. The details are as follows:

	For the years ended March 31,
	2024	2023	2022

Customer A	62.2%	15.7%	8.3%
Customer B	13.3%	14.9%	0%
Customer C	6.2%	42.1%	23.6%
Customer D	0.6%	15.4%	50.0%

As of March 31, 2024 and 2023, accounts receivable due from these customers, and there were two and three accounts receivable which accounted for over 10% of the total consolidated accounts receivable, respectively. The details are as follows:

	As of March 31
	2024	2023

Customer E	47.6%	0%
Customer F	19.3%	0%
Customer C	9.2%	11.4%
Customer B	5.9%	51.4%
Customer D	4.8%	1.0%
Customer A	3.1%	30.0%

During the years ended March 31, 2024, 2023 and 2022, there were zero, zero and zero supplier accounted for over 10% of the total purchases for that year, respectively.

As of March 31, 2024 and 2023, there were one and zero supplier which accounted for over 10% of the total consolidated accounts payable, respectively. The details are as follows:

	As of March 31
	2024	2023
Supplier A	12.0%	0%

Credit Risk

The Company adopted ASC 326. The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of life insurance policy, cash surrender value, cash and cash equivalents, accounts receivable, net, deposits and contract assets. The Company has designed their credit policies with an objective to minimize their exposure to credit risk.

The exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our life insurance policy, cash surrender value, bank deposits (including our own cash at banks), accounts receivable, net, deposits and contract assets. The Company considers the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated statement of financial position. As of March 31, 2024 and 2023, the cash balances of USD1,080,514 and USD323,958, respectively, were substantially maintained at financial institutions in Hong Kong, respectively.

The Company believes that there is no significant credit risk associated with cash, which was held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located.

The Company has adopted a credit policy of dealing with creditworthy counterparties to mitigate the credit risk from defaults. The credit exposure is controlled by counterparty limits that are reviewed and approved by the senior management of the Company periodically. The management team periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit loss primarily based on many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends.

Interest rate risk

The following table details the interest rate risk profile of the Company’s borrowings as of March 31, 2024 and 2023:

	As of March 31
	2024	2023
	USD	USD
Fixed rate borrowings:
Finance lease liabilities, current	67,372	84,959
Finance lease liabilities, non-current	114,495	216,373
Bank borrowings, current	-	51,905
Bank borrowings, non-current	-	-

Floating rate borrowings:
Bank borrowings, current	3,818,453	3,771,728
Bank borrowings, non-current	3,033,780	1,498,485

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on and floating rate bank borrowing. The Company has not used any derivative financial instruments to manage the interest risk exposure.

At March 31, 2024, and 2023, it is estimated that a general increase/ decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/ increased the Company’s profit after tax by USD52,950 and USD15,079, respectively.

The sensitivity analysis above indicates the instantaneous change in the Company’s profit after tax that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Company which expose the Company to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Company at the end of the reporting period, the impact on the group’s profit after tax is estimated as an annualized impact on interest expense or income of such a change in interest rates.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 30 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Labor price risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

Use of Estimates

The preparation of the audited consolidated financial statements in conformity with accounting principles generally accepted in U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

The measurement of the expected credit loss allowance for financial assets measured at amortized cost is an area that requires the use of significant assumptions about future economic conditions and credit behavior (e.g. the likelihood of customers defaulting and the resulting losses). A number of significant judgements are also required in applying the accounting requirements for measuring expected credit loss, such as considering debtors’ credit risk characteristics, historical settlement record, the days past due and forward-looking information.

Foreign currency translation and transaction and Convenience translation

The Company’s reporting currency is the United States dollars (“USD”). The Company’s operations are principally conducted in Hong Kong where Hong Kong dollars (“HKD”) is the functional currency.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive income.

The exchanges rates used for translation from HKD to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for both 2024, 2023 and 2022.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, deposits, life insurance policy, cash surrender value, amount due from a related party and other current assets, accounts payable, finance lease liabilities and other current liabilities, the amount represented bank overdrafts approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets and liabilities.

Level 2 — Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of life insurance policy, cash surrender value, cash and cash equivalents, accounts receivable, due from a related party, deposits and other current assets, accounts payable, bank borrowings, finance lease liabilities and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of March 31, 2024 and 2023 due to their short-term nature. For non-current bank borrowing loans, since most are floating rate borrowings so the carrying value approximate their fair value because the borrowing rates were set to approximate market rates.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2024 and 2023.

Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000. Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable, net

Accounts receivable represents an unconditional right to consideration arising from our performance under contracts with customers which include retainage amount that is conditional only on the passage of time. The Company grant credit to customers, without collateral, under normal payment terms (typically 17 to 60 days after invoicing). Generally, invoicing occurs within 30 days after the related works are performed. The carrying value of such receivable, net of the expected credit loss and allowance for doubtful accounts, represents its estimated realizable value. The Company expect to collect the outstanding balance of current accounts receivable, net within the next 12 months. The Company has elected to use probability of default and loss given default methods to estimate allowance for credit loss.

Measurement of credit losses on financial instruments

Effective April 1, 2019, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments.” This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public Offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

Leases

On April 1, 2020, the Company adopted ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB. The adoption of Topic 842 resulted in the presentation of right-of-use assets – finance lease and finance lease liabilities on the consolidated balance sheet.

The Company has elected the package of practical expedients permitted which allows the Company not to reassess the following at adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Company also elected the short-term lease exemption for certain classes of underlying assets including office space and machinery, with a lease term of 12 months or less.

The Company determines whether an arrangement is or contain a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease.

A lease is classified as a finance lease when the lease meets any of the following criteria at lease commencement:

(a) The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

(b) The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

(c) The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

(d) The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

(e) The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Finance leases are included in right-of-use (“ROU”) assets – finance lease, finance lease liabilities, current, and finance lease liabilities, non-current in the Company’s consolidated balance sheets.

ROU assets – finance lease represent the Company’s right to use an underlying asset for the lease term and finance lease liabilities represent its obligation to make lease payments arising from the lease. The ROU assets – finance lease and finance lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

At the commencement date, the cost of the ROU assets – finance lease shall consist of all of the following:

(a) The amount of the initial measurement of the lease liability

(b) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received

(c) Any initial direct costs incurred by the lessee.

The Company uses the implicit rate based on the terms of the leases in determining the present value of lease payments. The ROU assets – finance lease also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets – finance lease and finance lease liabilities when it is reasonably certain that the Company will exercise that option.

For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset – operating lease on its consolidated balance sheets. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows.

Property and Equipment, net

Property and Equipment is stated at cost, net of accumulated depreciation and impairment charge. Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Equipment	3.33 years
Motor vehicle	3.33 years
Property	23.33 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income in other income or expenses.

Impairment of Long-Lived Assets

The Company reviews the impairment of its long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended March 31, 2024, 2023 and 2022.

Life insurance policy, cash surrender value

Life insurance policy-cash surrender value was life insurance purchase for Mr. Chi Ming Lam (position with a director and CEO of the Company) and MSHK was as beneficiary. The insured amount of the contract (death benefit) was USD1,000,000. The initial premium payment at the policy commencement date for the policy was USD165,493. As of March 31, 2024, the balance was USD160,891, which represents the adjustments of premiums paid of USD165,493, interest income earned of USD36,627, insurance expenses incurred of USD24,309 and cash surrender charge of USD16,920. As of March 31, 2023, the balance was USD155,751, which represents the adjustments of premiums paid of USD165,493, interest income earned of USD28,746, insurance expenses incurred of USD21,568 and cash surrender charge of USD16,920. The Company may surrender any time and receive cash based on the cash value of the policy at the date of withdrawal, which is calculated by the insurance company.

Revenue Recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification.

The Company perform a majority of wet trade works under master construction agreements and other contracts that contain customer-specified construction requirements. These agreements include discrete pricing for individual tasks. A contractual agreement exists when each party involved approves and commits to the agreement, the rights of the parties and payment terms are identified, the agreement has commercial substance, and collectability of consideration is probable. Construction services are performed for the sole benefit of our customers, whereby the assets being created or maintained are controlled by the customer and the services we perform do not have alternative benefits for us. Contract revenue is recognized as our obligations are satisfied over time consistent with our services are performed and customers simultaneously receive and consume the benefits the Company provide.

The Company recognizes contract revenue over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer in accordance with ASC Topic 606, Revenue from Contracts with Customers. Upon adoption of ASC Topic 606, contracts which include construction services are generally accounted for as a single deliverable (a single performance obligation) and are no longer segmented between types of services. The Company has not bundled any goods or services that are not considered distinct.

Output measures such as construction works delivered are utilized to assess progress against specific contractual performance obligations for the majority of services. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the services to be provided. The Company expects the reference to progress certificates issued by customers depicts the Company’s performance in transferring control of goods or services promised to customers for individual projects, the Company satisfies the performance obligation over time and therefore, the output method using construction works delivered best represents the measure of progress against the performance obligations incorporated within the contractual agreements. This method captures the amount of works delivered pursuant to contracts and is used only when performance does not produce significant amounts of work in process prior to complete satisfaction of the performance obligation and the gross billing value of contracting work can be measured reliably.

The typical contract length of the Company entered is ranged from 12 months to 24 months.

Contracted but not yet recognized revenue was approximately USD43,951,727 and USD44,751,559 as of March 31, 2024 and 2023, respectively.

The nature of the Company’s construction contracts gives rise to several types of variable consideration, including unpriced change orders and claims. The Company mainly considers the change orders as the contract modification. And the Company accounted for the contract modification as if it were a part of the existing contract as the remaining services are not distinct and, therefore, form part of a single performance obligation that is partially satisfied at the date of the contract modification.

Variable consideration related to construction projects may be incurred due to amendments to the scope of work or remeasurement of quantities, which can impact the transaction price and amount of revenue recognized. The final transaction price and revenue recorded may differ from initial estimates contract sum based on these variable factors. The amount of variable consideration is included in the transaction price only to the extent that it is highly probable that such an inclusion will not result in a significant revenue reversal in the future when the uncertainty associated with the variable consideration is subsequently resolved. At the end of each reporting period, the Company updates the estimated transaction price to represent faithfully the circumstances present at the end of the reporting period.

The Company generally provides limited warranties for work performed under its construction contracts. The warranty periods typically extend for a limited duration following substantial completion of the Company’s work on the project. Historically, warranty claims have not resulted in material costs incurred for which the Company was not compensated for by the customer.

There were no material amounts of unapproved change orders or claims recognized during the years ended March 31, 2024, 2023 and 2022.

Contract Assets and Contract Liabilities

Contract assets included two parts: revenue recognized in excess of amounts billed, and retainage. Certain of our contracts contain retention provisions whereby a portion of the revenue earned is withheld from payment as a form of security until contractual provisions are satisfied. Contract assets were assessed for impairment in accordance with ASC 326.

Contract liabilities consist of payment received from customers in excess of revenue recognized.

Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

Government Subsidies

Government subsidies primarily relate to one-off entitlement granted by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund. The Company recognizes government subsidies as other income when they are received because they are not subject to any past or future conditions. Government subsidies received and recognized as other income totaled nil, USD772,505 and USD73,251 for the years ended March 31, 2024, 2023 and 2022, respectively.

Cost of Revenue

The Company’s cost of revenue is primarily comprised of the material costs, subcontracting costs, direct labor costs and overhead costs that are directly attributable to services provided.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff cost, motor vehicle expenses, office supplies and upkeep expenses, legal and professional fees, change of credit loss allowances and other miscellaneous administrative expenses.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

We believe there were no uncertain tax positions as of March 31, 2024, and 2023. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months. We are not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Recently Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. Accounts Receivable, net

Accounts receivable, net consisted of the following as of March 31:

	As of March 31,
	2024	2023
	USD	USD

Accounts receivable	1,706,344	3,430,847
Less: allowance for credit loss	(62,776)	(107,327)
Accounts receivable, net	1,643,568	3,323,520

The movement of allowance for loss accounts are as follows:

	As of March 31,
	2024	2023
	USD	USD

Balance at beginning of the year	107,327	30,324
(Reversal) Addition during the year	(44,551)	77,003
Balance at end of the year	62,776	107,327

As of March 31, 2024 and 2023, all accounts receivable, net was secured for granting general banking facility.

4. Contract Assets

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined. Contract assets that have billing terms with unconditional rights to be billed beyond one year are classified as non-current assets.

Contract assets consisted of the following as of March 31:

	As of March 31,
	2024	2023
	USD	USD

Contract assets:
Revenue recognized in excess of amounts paid or payable (contract receivable) to the Company on uncompleted contracts (contract asset) excluding retainage	5,960,812	2,453,088
Retainage included in contract assets due to being conditional on something other than solely passage of time	977,931	793,481
Less: allowance for credit loss	(99,646)	(25,021)
Contract assets, net	6,839,097	3,221,548

Contract assets, current	6,098,497	3,150,729
Contract assets, non-current	740,600	70,819

The movement of revenue recognized in excess of amounts paid or payable (excluding retainage) before net of allowance for credit loss is as follows:

	As of March 31,
	2024	2023
	USD	USD

Balance at beginning of the year	2,453,088	389,927
Increase as a result of total work completed during the period	27,572,692	21,868,220
Decrease as a result of total amount billed out	(24,064,968)	(19,805,059)
Balance at end of the year	5,960,812	2,453,088

The movement of retainage before net of allowance for credit loss is as follows:

	As of March 31,
	2024	2023
	USD	USD

Balance at beginning of the year	793,481	390,214
Increase as a result of changes in progress of ongoing projects	431,521	476,030
Reclassified to accounts receivable as payment becomes unconditional	(247,071)	(72,763)
Balance at end of the year	977,931	793,481

5. Deposits, Prepayments and Other Current Assets

	As of March 31,
	2024	2023
	USD	USD

Deposits	474	231
Prepayments	9,615	20,590
Other receivables	10,836	17,959
Less: amount classified as non-current assets	-	-
Amount classified as current assets	20,925	38,780

6. Property and Equipment, net

Property and Equipment, stated at cost less accumulated depreciation, consisted of the following as of March 31:

	As of March 31
	2024	2023
	USD	USD

Equipment - Machineries	102,006	93,205
Less: accumulated depreciation	(88,318)	(81,282)
Equipment - Machineries, net	13,688	11,923

Equipment – Motor vehicle	90,129	-
Less: accumulated depreciation	(15,112)	-
Equipment - Motor vehicle, net	75,017	-

Property	1,138,461	-
Less: accumulated depreciation	(4,066)	-
Property, net	1,134,395	-

Property and Equipment, net	1,223,100	11,923

Depreciation expenses of property and equipment totaled USD26,214, USD5,001 and USD7,772 for the years ended March 31, 2024, 2023 and 2022, respectively.

During the years ended March 31, 2024, 2023 and 2022, no property and equipment was disposed and impaired.

As at March 31, 2024, the property was secured for granting general banking facility (2023: nil).

7. Leases

The following table shows ROU assets – finance leases and finance lease liabilities, and the associated financial statement line items as of March 31:

	As of March 31,
	2024	2023
	USD	USD
Assets
Right-of-use assets – finance lease, net	216,065	343,182

Liabilities
Finance lease liabilities, current	67,372	84,959
Finance lease liabilities, non-current	114,495	216,373

Weighted average remaining lease term (in years)	2.7	3.4
Weighted average discount rate (%)	4.3	4.4

Information relating to financing and operating lease activities during the years ended March 31, 2024, 2023 and 2022 are as follows:

	For the years ended March 31,
	2024	2023	2022
	USD	USD	USD
Finance leases:
Amortization of right-of-use assets – finance lease	79,521	74,671	51,892
Interest of finance lease liabilities	10,294	20,031	8,053
	89,815	94,702	59,945
Operating lease:
Expenses related to a short-term lease	37,179	33,333	21,260
	37,179	33,333	21,260

Total lease expenses	126,994	128,035	81,205

Cash outflows related to finance leases:
Financing cash outflows – principal paid	119,465	131,456	43,750
Operating cash outflows – interests paid	10,294	20,031	8,053
	129,759	151,487	51,803

Cash outflows related to operating lease:
Operating cash outflows - rental paid	37,179	33,333	21,260

During the year ended March 31, 2024, additions to right-of-use assets – finance lease were nil (2023: USD297,179) (2022: nil). This amount represented the purchase of a motor vehicle under finance lease. Right-of-use assets – finance lease represented purchases of certain motor vehicles under finance leases for its operations. Lease contracts are entered into for fixed term of 60 months (2023: 60 months) (2022: 36 months to 60 months), Lease terms are negotiated on an individual basis and contain different terms and conditions.

Maturities of lease payments under finance lease liabilities were as follows:

	As of March 31,
	2024	2023	2022
	USD	USD	USD
Year ending March 31,
2023	-	-	51,803
2024	-	96,508	46,577
2025	73,757	96,508	30,898
2026	69,683	82,954	17,345
2027	49,207	49,207	-
Total undiscounted finance lease payments	192,647	325,177	146,623
Less: imputed interest	(10,780)	(23,845)	(11,015)
Finance lease liabilities recognized in the Consolidated Balance Sheet	181,867	301,332	135,608

8. Accounts payable

Components of accounts payable are as follows as of March 31:

	As of March 31,
	2024	2023
	USD	USD

Trade payables	3,166,177	1,884,046
Total	3,166,177	1,884,046

9. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows as of March 31:

	As of March 31,
	2024	2023
	USD	USD

Accruals for operating expenses	129,868	83,351
Other payables	6,923	-
Total	136,791	83,351

10. Bank Borrowings

Components of bank borrowings are as follows as of March 31:

		Interest		As of March 31,
		rate		2024	2023
		%		USD	USD

The Bank of East Asia, Limited – Loan 1	(1)	5.97 / 4.26	% %	110,769	110,769
The Bank of East Asia, Limited – Loan 2	(2)	5.625%		-	256,410
The Bank of East Asia, Limited – Loan 3	(2)	5.84%		-	192,308
The Bank of East Asia, Limited – Loan 4	(2)	5.78%		-	192,308
The Bank of East Asia, Limited – Loan 5	(2)	5.625%		-	128,205
The Bank of East Asia, Limited – Loan 6	(2)	5.625%		-	256,410
The Bank of East Asia, Limited – Loan 7	(2)	5.625%		-	384,615
The Bank of East Asia, Limited – Loan 8	(2)	5.625%		-	192,308
The Bank of East Asia, Limited – Loan 9	(2)	5.74%		-	128,205
The Bank of East Asia, Limited – Loan 10	(2)	5.625%		-	64,103
The Bank of East Asia, Limited – Loan 11	(2)	5.625%		-	192,308
The Bank of East Asia, Limited – Loan 12	(2)	5.625%		-	141,026
The Bank of East Asia, Limited – Loan 13	(2)	5.625%		-	179,487
The Bank of East Asia, Limited – Loan 14	(2)	6.64%		256,410	-
The Bank of East Asia, Limited – Loan 15	(2)	7.03%		461,538	-
The Bank of East Asia, Limited – Loan 16	(2)	6.64%		628,205	-
The Bank of East Asia, Limited – Loan 17	(2)	6.68%		141,026	-
The Bank of East Asia, Limited – Loan 18	(2)	6.72%		320,513	-
The Bank of East Asia, Limited – Loan 19	(2)	6.6%		384,615	-
The Bank of East Asia, Limited – Loan 20	(2)	6.64%		115,385	-
The Bank of East Asia, Limited – Loan 21	(3)	4.775%		327,298	-
The Bank of East Asia, Limited – Loan 22	(3)	4.775%		327,298	-
The Bank of East Asia, Limited – Loan 23	(4)	4.775%		562,694	-
The Bank of East Asia, Limited – Loan 24	(5)	3.625 /3.375	% %	123,371	128,205
The Bank of East Asia, Limited – Loan 25	(6)	3.625 /3.375	% %	120,011	124,116
The Bank of East Asia, Limited – Loan 26	(7)	3.625 /3.375	% %	453,240	472,205
The Bank of East Asia, Limited – Loan 27	(8)	3.625%		384,615	-
Standard Chartered Bank (Hong Kong) Limited – Loan 1	(9)	4.56%		-	51,905
The Hongkong and Shanghai Banking Corporation Limited – Loan 1	(10)	3.625 /3.375	% %	100,049	104,306
The Hongkong and Shanghai Banking Corporation Limited – Loan 2	(11)	3.625 /3.375	% %	371,018	388,271
The Hongkong and Shanghai Banking Corporation Limited – Loan 3	(12)	3.625 /3.375	% %	111,576	117,126
The Hongkong and Shanghai Banking Corporation Limited – Loan 4	(13)	3.625 / 3.375%		381,598	384,615
DBS Bank (Hong Kong) Limited – Loan 1	(14)	4.65%		-	205,129
DBS Bank (Hong Kong) Limited – Loan 2	(14)	4.43%		-	80,770
DBS Bank (Hong Kong) Limited – Loan 3	(14)	5.01%		-	410,256
DBS Bank (Hong Kong) Limited – Loan 4	(14)	5.29%		238,462	-
DBS Bank (Hong Kong) Limited – Loan 5	(14)	5.45%		166,667	-
DBS Bank (Hong Kong) Limited – Loan 6	(14)	5.48%		205,128	-
DBS Bank (Hong Kong) Limited – Loan 7	(14)	6.8%		85,898	-
DBS Bank (Hong Kong) Limited – Loan 8	(15)	1.2% + LIBOR		474,849	436,752
				6,852,233	5,322,118

Less: current portion of long-term bank borrowings				(3,818,453)	(3,823,633)

Non-current portion of long-term bank borrowings				3,033,780	1,498,485

(1)	On January 18, 2024 and 2023, the Company borrowed USD110,769 (HK$864,000) as working capital for 12 months at an annual interest rate of 5.97% and 4.26% with The Bank of East Asia, Limited, respectively. The loan was secured by the insured value of life insurance policy (amounted to USD1,000,000) of the Company, accounts receivable, net of the Company and a property located in Hong Kong which held by a director of the Company.

(2)	As of March 31, 2024, the Company borrowed USD2,307,692 (HK$18,000,000) (2023: USD2,307,693 (HK$18,000,000)) as working capital for one to three months at an annual interest rate ranged from 6.64% to 7.03% (2023: 5.625% to 5.84%) as revolving loans with The Bank of East Asia, Limited. The loan was secured by personal guarantees from the directors of the Company, accounts receivable, net of the Company and a property located in Hong Kong which held by a director of the Company.

(3)	On August 28, 2023, the Company borrowed USD666,667 (HK$5,200,000) as working capital for twenty years at an annual interest rate of 4.775% with The Bank of East Asia, Limited. The loan was secured by two properties located in Hong Kong which held by a related company of the Company.

(4)	On February 28, 2024, the Company borrowed USD564,103 (HK$4,400,000) as purchase of a property for twenty years at an annual interest rate of 4.775% with The Bank of East Asia, Limited. The loan was secured by, accounts receivable, net of the Company and a property located in Hong Kong which held by the Company.

(5)	On March 25, 2021, the Company borrowed USD128,205 (HK$1,000,000) as working capital for eleven years at an annual interest rate of 3.625% (2023: 3.375%) with The Bank of East Asia, Limited. The loan was secured by personal guarantee from a director of the Company.

(6)	On December 16, 2021, the Company borrowed USD128,205 (HK$1,000,000) as working capital for eleven years at an annual interest rate of 3.625% (2023: 3.375%) with The Bank of East Asia, Limited. The loan was secured by personal guarantee from a director of the Company.

(7)	On November 26, 2020, the Company borrowed USD512,821 (HK$4,000,000) as working capital for eleven years at an annual interest rate of 3.625% (2023: 3.375%) with The Bank of East Asia, Limited. The loan was secured by personal guarantee from a director of the Company.

(8)	On May 25, 2023, the Company borrowed USD384,615 (HK$3,000,000) as working capital for ten years at an annual interest rate of 3.625% with The Bank of East Asia, Limited. The loan was secured by personal guarantee from a director of the Company.

(9)	On August 24, 2018 the Company borrowed USD512,821 (HK$4,000,000) as working capital for five years at an annual interest rate of 4.56% with Standard Chartered Bank (Hong Kong) Limited. The loan was secured by personal guarantee from a director of the Company. This loan was fully repaid during the year ended March 31, 2024.

(10)	On October 21, 2020 the Company borrowed USD128,205 (HK$1,000,000) as working capital for eight years at an annual interest rate of 3.625% (2023: 3.375%) with The Hongkong and Shanghai Banking Corporation Limited. The loan was secured by personal guarantee from a director of the Company.

(11)	On May 25, 2020 the Company borrowed USD512,821 (HK$4,000,000) as working capital for eight years at an annual interest rate of 3.625% (2023: 3.375%) with The Hongkong and Shanghai Banking Corporation Limited. The loan was secured by personal guarantee from a director of the Company.

(12)	On July 13, 2021 the Company borrowed USD128,205 (HK$1,000,000) as working capital for eight years at an annual interest rate of 3.625% (2023: 3.375%) with The Hongkong and Shanghai Banking Corporation Limited. The loan was secured by personal guarantee from a director of the Company.

(13)	On March 15, 2023 the Company borrowed USD384,615 (HK$3,000,000) as working capital for ten years at an annual interest rate of 3.625% (2023: 3.375%) with The Hongkong and Shanghai Banking Corporation Limited. The loan was secured by personal guarantee from a director of the Company.

(14)	As of March 31, 2024, the Company borrowed USD696,155 (HK$5,430,000) (2023: 696,155 (HK$5,430,000)) as working capital for one to four months at an annual interest rate ranged from 5.29% to 6.8% (2023: 4.43% to 5.01%) as revolving loans with DBS Bank (Hong Kong) Limited. The loan was secured by personal guarantees from a director of the Company, accounts receivable, net of the Company and two properties located in Hong Kong which are held by a related company of the Company.

(15)	The amount represented bank overdrafts as of March 31, 2024 and 2023, which was secured by personal guarantees from a director of the Company, accounts receivable, net of the Company and two properties located in Hong Kong which are held by a related company of the Company.

Interest expenses pertaining to the above bank borrowings for the years ended March 31, 2024, 2023 and 2022 amounted to USD275,796, USD159,955 and USD66,521, respectively.

Maturities of the principal and interest payments of bank borrowings were as follows:

	As of March 31
	2024	2023
	USD	USD
Year ending March 31,
2023	-	-
2024	-	3,914,321
2025	3,986,662	308,591
2026	405,957	308,591
2027	405,957	308,591
2028	405,957	308,591
2029	405,957	201,204
2030	405,957	71,911
2031	340,441	49,613
2032	283,173	49,613
2033	204,066	45,477
2034	103,973	-
2035 - 2044	922,351	-
Total bank borrowings repayments	7,870,451	5,566,503
Less: imputed interest	(1,018,218)	(244,385)
Total bank borrowings recognized in the Consolidated Balance Sheet	6,852,233	5,322,118

As of the date of this report, a total of USD3,522,222 of the bank borrowings as of March 31, 2024 has been repaid.

11. General and Administrative Expenses

	For the years ended March 31,
	2024	2023	2022
	USD	USD	USD
Bank charges	20,260	23,043	14,830
Debt collection fee	73,077	-	-
Depreciation	4,066	-	-
Entertainment	81,038	51,325	29,615
Expected credit loss allowance	30,075	71,386	8,966
IPO costs	545,414	-	-
Motor vehicle expenses	51,286	76,634	17,839
Rental expenses	37,179	33,333	21,260
Site administrative expenses	287,217	88,652	11,410
Staff costs	515,774	395,844	322,950
Others	201,367	115,380	85,780

Total	1,846,753	855,597	512,650

12. Income Taxes

Cayman Islands and British Virgin Islands

Pursuant to the current rules and regulations, the Cayman Islands and British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or British Virgin Islands.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income.

On 21 March 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on 28 March 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of estimated assessable profits of the qualifying group entity will be taxed at 8.25%, and estimated assessable profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

The components of the income tax expense (benefit) are as follows:

	For the years ended March 31,
	2024	2023	2022
	USD	USD
Current
Cayman Islands	-	-	-
British Virgin Islands	-	-	-
Hong Kong	649,119	469,692	318,090

Deferred
Cayman Islands	-	-	-
British Virgin Islands	-	-	-
Hong Kong	(183)	(803)	(994)

Total	648,936	468,889	317,096

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	As of March 31,
	2024	2023
	USD	USD
MSE:
Provision for allowance of credit losses	150	2,256
Net operating loss carryforward	281,951	192,953
Total deferred tax assets	282,101	195,209
Less: valuation allowance	(281,951)	(192,953)
Deferred tax assets, net	150	2,256

MSHK:
Property and equipment	(9,038)	(530)
Right-of-use assets – finance lease	(18,490)	(22,218)
Total deferred tax liabilities – equipment and right-of-use assets – finance lease	(27,528)	(22,748)
Deferred tax assets - provision for allowance of credit losses	26,650	19,581
Deferred tax liabilities, net	(878)	(3,167)

Deferred tax assets (liabilities), net	(728)	(911)

As of March 31, 2024, the Company had net operating loss carry forward of USD1,708,793 (HK$13,328,585) (2023: USD1,169,414 (HK$9,121,430)), from MSE, which were operating at losses prior to the year ended March 31, 2024, and prior to the date of acquisition, October 20, 2021 amounted to USD667,911 (HK$5,209,704). These losses can offset future taxable income and can be carried forward indefinitely. As of March 31, 2024, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. The Company believed that it was more likely than not that MSE will be unable to fully utilize its deferred tax assets related to the net operating loss carry forward in Hong Kong. As a result, the valuation allowance of USD281,951 (2023: USD192,953) was recorded against the gross deferred tax asset balance at March 31, 2024 and 2023 respectively. For the year ended March 31, 2024, no net operating loss carry forward has been utilized.

No material deferred tax asset has been recognized in respect of net operating loss carry forward as of March 31, 2024 and 2023, due to the unpredictability of future profit streams.

	For the years ended March 31,
	2024	2023	2022
	USD	USD	USD

Profit before income taxes	2,975,533	3,256,125	2,120,605
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	490,963	537,260	349,900

Reconciling items:
Tax effect of income that is not taxable*	(25)	(127,476)	(12,088)
Tax effect of non-deductible expenditure	90,539	-	-
Change in valuation allowance	88,998	81,028	1,720
Effect of two-tier tax rate	(21,154)	(21,154)	(21,154)
Statutory tax deduction#	(385)	(769)	(1,282)
Income tax expense	648,936	468,889	317,096

*	Income that is not taxable mainly consisted of the government subsidies which are non-taxable under Hong Kong income tax law.

#	It represents a reduction granted by the Hong Kong SAR Government of 100% of the tax payable subject to a maximum reduction of HK$3,000 (2023: HK$6,000) (2022: HK$10,000) for each business.

13. Earnings per share

Basic and diluted net earnings per share for each of the years presented are calculated as follows:

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period.

	For the year ended
	2024	2023	2022
Numerator
Net income-basic and diluted	2,326,597	2,787,236	1,803,509

Denominator
Weighted average number of ordinary shares outstanding-basic and diluted	11,250,000	11,250,000	8,136,986

Earnings per share-basic and diluted	0.21	0.25	0.22

14. Related Party Balance and Transactions

a.	Due from related parties

As of March 31, 2024 and 2023, the balances of amounts due from related parties were as follows:

	As of March 31,
	2024	2023	2022
	USD	USD	USD
Due from a related party
Mr. Chi Ming Lam (1 and 2)	-	78,355	520,151
Total	-	78,355	520,151

(1)	Mr. Chi Ming Lam is the Chief Executive Officer, director and Chairman of the Company.
(2)	The balance represented the advances to Mr. Lam. The amount was unsecured, interest-free and repayable on demand. The balance has been fully repaid as of the date of this report.

b.	Related party transactions

	For the years ended March 31,
	2024	2023	2022
	USD	USD	USD
Purchases from a related party
Mo Building Material Limited (1)	-	425,128	335,431
Total	-	425,128	335,431

Dividend declared and offsetting against due from
Mr. Chi Ming Lam (2)	1,711,225	2,564,103	1,282,051
Total	1,711,225	2,564,103	1,282,051

Advances from (Payment to) a related party
Mr. Chi Ming Lam (2 and 3)	1,058,733	632,648	354,232
Mr. Chi Ming Lam (2 and 3)	(2,730,449)	(2,754,955)	(1,623,892)
Total	(1,671,716)	(2,122,307)	(1,269,660)

(1)	Mo Building Material Limited is a company in which Mr. Chi Ming Lam had beneficial interest before September 2, 2022.
(2)	Mr. Chi Ming Lam is the Chief Executive Officer, director and Chairman of the Company.
(3)	Represents the total advances from (payments to) Mr. Lam for the years ended March 31, 2024, 2023, and 2022 which were non-trade in nature, unsecured, interest-free and had no fixed term of repayment. As of March 31, 2024, the amount due from Mr. Lam to the Company was nil.

15. Commitments and Contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease and finance lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

Commitments

The professional fee that the Company committed to pay upon closing of IPO but yet paid as of March 31, 2024 amounted to USD1,563,090.

Contingencies

As of March 31, 2024 and 2023, the Company is not a party to any material legal or administrative proceedings.

16. Segment Reporting

Disaggregation of revenue is as follows:

	For the years ended March 31,
	2024	2023	2022
	USD	USD	USD
Sector
Public	11,488,228	6,307,454	2,029,667
Private	16,084,464	15,560,766	12,354,313
	27,572,692	21,868,220	14,383,980

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”), Mr. Lam Wai Kwan (a director of MSHK), for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. For the years ended March 31, 2024, 2023 and 2022, revenue and assets within Hong Kong contributed over 90% of the Company’s total revenue and assets. Therefore, no geographical segments are presented. The single segment represents the Company’s core business of providing wet trades works and other wet trades related ancillary works to its customers in Hong Kong.

17. Subsequent Events

The Company has assessed all events from March 31, 2024, up through the date that these consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

