Form 20-F
period 2025-03-31
Ming Shing Group Holdings Ltd
filed 2025-08-15
CIK 1956166

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ____________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-42418

Ming Shing Group Holdings Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Ming Shing Group Holdings Limited Office Unit B8, 27/F NCB Innovation Centre No. 888 Lai Chi Kok Road Kowloon, Hong Kong, 00000
(Address of principal executive offices) Wenjin Li Ming Shing Group Holdings Limited Office Unit B8, 27/F NCB Innovation Centre No. 888 Lai Chi Kok Road Kowloon, Hong Kong, 00000 +852 2370 3788
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

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2025: 12,975,000

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

INTRODUCTION

We are an exempted company incorporated under the laws of the Cayman Islands on August 2, 2022. As a holding company with no material operations of our own, we conduct our business through our wholly-owned Hong Kong Operating Subsidiaries, MS (HK) Engineering Limited, incorporated in Hong Kong on October 12, 2012, and MS Engineering Co., Limited (“MSE”). MS (HK) Engineering Limited, incorporated in Hong Kong on March 27, 2019. We mainly engage in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works. We are an established wet trade works subcontractor. Through the continued effort of our management, our total revenue increased from US$27,572,692 for the fiscal year ended March 31, 2024 to US$33,851,041 for the fiscal year ended March 31, 2025. MS (HK) Engineering Limited is a registered specialist trade contractor under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council and undertakes both private and public sector projects, while MS Engineering Co., Limited mainly focuses on private sector projects.

Our Ordinary Shares trade on Nasdaq under the trading symbol “MSW.”

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

Overview

Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under “Item 3. Key Information - D. Risk Factors” in this annual report beginning on page 14. We provide the following disclosure to help investors better understand our operations in Hong Kong and the associated risks.

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

MS (HK) Construction Engineering Limited was incorporated on August 17, 2022 under the laws of the British Virgin Islands (“BVI”), as an intermediate holding company.

Lead Benefit International Limited, a BVI business company, was incorporated on December 9, 2024, with the Company as its sole shareholder.

Lead Benefit (HK) Limited, a Hong Kong company, was incorporated on December 23, 2024, with Lead Benefit International Limited, as its sole shareholder.

We mainly engage in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works, and marble works. To a much lesser extent, we also provide small-scale fitting out services, such as renovation works to our customers.

Neither the holding companies nor any of the Company’s Hong Kong subsidiaries conduct any operations through contractual arrangements with a variable interest entity based in China. Investors in our ordinary shares should be aware that they may never directly hold equity interests in the Hong Kong operating entities, but rather purchasing equity solely in Ming Shing Group Holdings Limited, our Cayman Islands holding company. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States. See “Risk Factors - Risks Related to Doing Business in Hong Kong - Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.” on page 29 of this annual report.

Corporate Structure

Our equity structure is a direct holding structure. Below is a chart illustrating our corporate structure:

Notes:

(1)	Ming Shing Group Holdings Limited, a Cayman Islands company, is the holding company and registrant.

(2)	MS (HK) Construction Engineering Limited, a British Virgin Islands company, is the holding company of our Operating Subsidiaries.

(3)	Lead Benefit International Limited, a British Virgin Islands company, is the holding company of Lead Benefit (HK) Limited

(4)	MS (HK) Engineering Limited, a Hong Kong company, is one of our Operating Subsidiaries.

(5)	MS Engineering Co., Limited, a Hong Kong company, is one of our Operating Subsidiaries.

(6)	Lead Benefit (HK) Limited, a Hong Kong company, is one of our subsidiaries.

Risk Factors

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

Ming Shing Group Holdings Limited is a holding company incorporated in the Cayman Islands with operating entities based in Hong Kong, as of the date of this prospectus, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong, other than Mr. Wenjin Li, our chief executive officer and chairman, who is based in the PRC, our chief financial officer and all members of the board of directors of Ming Shing Group Holdings Limited are based in Hong Kong and are not mainland China citizens and all of our revenues and profits are generated by our subsidiaries in Hong Kong and we have not generated any revenues or profits in mainland China. Additionally, we do not intend to operate in mainland China in the foreseeable future. As such, we do not believe we would be subject to the M&A Rules, or would be required to file with the CSRC under the Trial Measures. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Therefore, as confirmed by our PRC counsel, Chinese Commercial Law Firm, as of the date of this prospectus, the CSRC’s approval or review is not required for the listing and trading of our Ordinary Shares in the U.S. exchange as provided under the M&A Rules and the Trial Measures.

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

In addition, on December 28, 2021, the Measures were published and became effective on February 15, 2022, and require that, among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and which further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. The publication of the Measures indicates greater oversight by the CAC over data security, which may impact our business and subsequent offerings in the future. As of the date of this prospectus, our Hong Kong Operating Subsidiaries do not have any mainland China individuals as clients. However, our Operating Subsidiaries may collect and store certain data (including certain personal information) from its customers for “Know Your Customers” purposes, which may include mainland China individuals in the future. As of the date of this prospectus, as confirmed by our PRC counsel, China Commercial Law Firm, we do not expect the Measures to have an impact on our business, operations or this Offering to subject us or our Hong Kong Operating Subsidiaries to permission requirements from the CAC or any other government agency that is required to approve our subsidiaries’ operations, as we do not believe that we will be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) all of our subsidiaries’ operations are conducted by our Hong Kong subsidiaries which currently solely serve the Hong Kong local market, we currently have no operations in mainland China; (ii) we do not have or intend to have any subsidiary nor do we have or intend to establish a VIE structure with any entity in mainland China and the Measures remain unclear whether they shall be applied to a company like us; (iii) as of date of this prospectus, we have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor do we entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China; (iv) as of the date of this prospectus, we have not been informed by any PRC governmental authority of any requirement that we must file for a cybersecurity review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our subsidiaries’ business operations and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and our subsidiaries might be covered by permission from the CAC or any other government agency that is required to approve our subsidiaries’ operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains highly uncertain what the potential impact such modified or new laws and regulations will have on our subsidiaries’ daily business operations, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete any future public offerings or cause the value of our Ordinary Shares to significantly decline or become worthless.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. However, since the Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. If the filing procedure with the CSRC under the Trial Measures is required for future public offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. Any failure to complete such filings may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares.

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

As of the date of this prospectus, we are advised by Hong Kong counsel, David Fong & Co., that we are not required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

As confirmed by our PRC Counsel, China Commercial Law Firm, based on their understanding of the PRC laws and regulations currently in effect, as of the date of this prospectus, neither we nor our Operating Subsidiaries, is subject to the M&A Rules, the Trial Measures, the Confidentiality Provisions, the Measures or the regulations or policies that have been issued by the CSRC or the CAC as of the date of this prospectus, nor are we currently covered by permission requirements from the CSRC, the CAC or any other PRC governmental agency that is required to approve our listing on the U.S. exchanges and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CAC to date, we believe that we are currently not required to be compliant with such regulations and policies issued by the CAC as of the date of this prospectus. Further, as of the date of this prospectus, neither we nor our Operating Subsidiaries has ever applied for any such permission or approval, as we currently are not subject to the M&A Rules or the regulations and policies issued by the CAC. Notwithstanding the above opinion, our PRC Counsel has further advised us that uncertainties exist as to how the M&A Rules and, the Trial Measures and the Confidentiality Provisions will be interpreted and implemented by Chinese regulators and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules and, the Trial Measures and the Confidentiality Provisions. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approvals are required for our future offerings, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. Moreover, if there is significant change to the applicable laws, regulations, or interpretations change, that require us to obtain approvals from the CSRC or other PRC regulatory agencies on, among others, the M&A Rules, the Trial Measures and the Confidentiality Provisions at any stage, including but not limited, in the future, and, if in such event, we or our Hong Kong subsidiaries (i) do not receive or maintain the approval, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) are required to obtain such permissions or approvals in the future if applicable laws, regulations, or interpretations change, or (iv) are denied permission from the CSRC or any other PRC regulatory agencies, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of investors and cause the value of Ordinary Shares to significantly decline or be worthless.

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

Recent statements, laws and regulations by the Chinese government, including the Cybersecurity Review Measures, the PRC Personal Information Protection Law and the Trial Measures have already indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. We could be subject to approval or review by Chinese regulatory authorities to pursue any future public offerings. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.

For the fiscal years ended March 31, 2025, 2024, and 2023, our revenue was derived from wet trades works in Hong Kong. The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us.

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

The Holding Foreign Companies Accountable Act

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC.

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

On June 22, 2021, United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

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

On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our current auditor, SRCO Professional Corporation Chartered Professional Accountants, is not headquartered in mainland China or Hong Kong and was not identified by the PCAOB in its report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022.

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

Each of SRCO Professional Corporation Chartered Professional Accountants , the independent registered public account firm that issued the audit report for the fiscal year ended March 31, 2025 included elsewhere in this annual report and ZH CPA, LLC, the independent registered public account firm that issued the audit report for the fiscal year ended March 31, 2024 and March 31, 2023 included elsewhere in this annual report, as auditors of companies that are firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such auditor’s compliance with the applicable professional standards. SRCO Professional Corporation Chartered Professional Accountants is headquartered in Richmond Hill, Ontario, Canada, and is subject to inspection by the PCAOB on a regular basis. ZH CPA, LLC is headquartered in Denver, Colorado, and is subject to inspection by the PCAOB on a regular basis. Neither of SRCO Professional Corporation Chartered Professional Accountants or ZH CPA, LLC is subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to future offerings, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our future public offerings” on page 31 of this annual report.

Cash Flows Through Our Organization - Transfers of Cash to and from Our Subsidiaries

Our business is conducted by the Operating Subsidiaries, our indirectly wholly-owned entities in Hong Kong. Ming Shing Group Holdings Limited, the Cayman Islands holding company relies on dividends paid by its subsidiaries, namely MS (HK) Construction Engineering Limited and Lead Benefit International Limited, our wholly-owned British Virgin Islands subsidiaries and their wholly-owned Hong Kong subsidiaries, namely the Operating Subsidiaries and Lead Benefit (HK) Limited, for Ming Shing Group Holdings Limited’s working capital and cash needs, including the funds necessary to pay any dividends.

Ming Shing Group Holdings Limited, MS (HK) Construction Engineering Limited, and Lead Benefit International Limited are essentially Cayman Islands, British Virgin Islands, and British Virgin Islands holding companies, respectively. Only our Operating Subsidiaries and Lead Benefit (HK) Limited, our subsidiary) operate in Hong Kong. Lead Benefit (HK) Limited, our subsidiary, is a Hong Kong company that only intends to hold Bitcoin and is not an Operating Subsidiary.

During the normal course of our business, cash may be transferred between our companies via wire transfer to and from bank accounts to pay certain business expenses, as loans or capital contribution.

As of the current date, none of our companies has distributed any cash dividends or made any cash distributions. As of the date of this Annual Report, there are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK$ into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors. The PRC laws and regulations do not currently have any material impact on transfer of cash from Ming Shing Group Holdings Limited to our Operating Subsidiaries and Lead Benefit (HK) Limited nor our Operating Subsidiaries and Lead Benefit (HK) Limited to Ming Shing Group Holdings Limited, our shareholders or U.S. investors. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or on our subsidiary’s ability by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless. Currently, all of our operations are in Hong Kong through our Operating Subsidiaries. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity, or VIE, structure with any entity in mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The PRC laws and regulations do not currently have any material impact on transfer of cash from Ming Shing Group Holdings Limited to our Operating Subsidiaries or our Operating Subsidiaries to Ming Shing Group Holdings Limited and the investors in the U.S. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

MS (HK) Construction Engineering Limited, Lead Benefit International Limited, Lead Benefit (HK) Limited, and our Operating Subsidiaries are permitted under the relevant laws of British Virgin Islands, British Virgin Islands, and Hong Kong and Hong Kong, respectively, to provide funding through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from Hong Kong to the Cayman Islands and to U.S. investors.

See Item 4. Information on the Company — 4A. History and Development of the Company — Transfers of Cash to and from Our Subsidiaries

Permissions Required from the Hong Kong Authorities for Our Operations

As mentioned above under “Item 3. Key Information — Our Holding Company Structure,” we are advised by Hong Kong counsel, David Fong & Co., that neither we nor our Operating Subsidiaries are required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

In other words, although the Company is currently not required to obtain permission from any of the Hong Kong authorities and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by Hong Kong governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by Hong Kong government with little advance notice.

For more details, see “Risk Factors - Risks Related to Our Corporate Structure - We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations” on page 16 of this annual report.

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

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our British Virgin Islands subsidiaries, MS (HK) Construction Engineering Limited and Lead Benefit (HK) Limited, and our Hong Kong Operating Subsidiaries and Lead Benefit (HK) Limited.

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

Ming Shing Group Holdings Limited is a holding company incorporated in the Cayman Islands with operating entities based in Hong Kong, as of the date of this Annual Report, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong, other than Mr. Wenjin Li, our chief executive officer and chairman, who is based in the PRC, our chief financial officer and all members of the board of directors of Ming Shing Group Holdings Limited are based in Hong Kong and are not mainland China citizens and all of our revenues and profits are generated by our subsidiaries in Hong Kong and we have not generated any revenues or profits in mainland China. Additionally, we do not intend to operate in mainland China in the foreseeable future. As such, we do not believe we would be subject to the M&A Rules, or would be required to file with the CSRC under the Trial Measures. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).Therefore, as confirmed by our PRC counsel, Chinese Commercial Law Firm, as of the date of this Annual Report, the CSRC’s approval or review is not required for the listing and trading of our Ordinary Shares in the U.S. exchange as provided under the M&A Rules and the Trial Measures.

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

In addition, on December 28, 2021, the Measures were published and became effective on February 15, 2022, and require that, among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and which further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. The publication of the Measures indicates greater oversight by the CAC over data security, which may impact our business and the Company’s subsequent offerings in the future. As of the date of this Annual Report, our Hong Kong Operating Subsidiaries do not have any mainland China individuals as clients. However, our Operating Subsidiaries may collect and store certain data (including certain personal information) from its customers for “Know Your Customers” purposes, which may include mainland China individuals in the future. As of the date of this Annual Report, as confirmed by our PRC counsel, China Commercial Law Firm, we do not expect the Measures to have an impact on our business, operations or the Company’s initial public offering to subject us or our Hong Kong Operating Subsidiaries to permission requirements from the CAC or any other government agency that is required to approve our subsidiaries’ operations, as we do not believe that we will be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) all of our subsidiaries’ operations are conducted by our Hong Kong subsidiaries which currently solely serve the Hong Kong local market, we currently have no operations in mainland China; (ii) we do not have or intend to have any subsidiary nor do we have or intend to establish a VIE structure with any entity in mainland China and the Measures remain unclear whether they shall be applied to a company like us; (iii) as of date of this Annual Report, we have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor do we entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China; (iv) as of the date of this Annual Report, we have not been informed by any PRC governmental authority of any requirement that we must file for a cybersecurity review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our subsidiaries’ business operations and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and our subsidiaries might be covered by permission from the CAC or any other government agency that is required to approve our subsidiaries’ operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains highly uncertain what the potential impact such modified or new laws and regulations will have on our subsidiaries’ daily business operations, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete subsequent public offerings or cause the value of our Ordinary Shares to significantly decline or become worthless.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. However, since the Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. If the filing procedure with the CSRC under the Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. Any failure to complete such filings may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares.

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

As confirmed by our PRC Counsel, China Commercial Law Firm, based on their understanding of the PRC laws and regulations currently in effect, as of the date of this Annual Report, neither we nor our Operating Subsidiaries, is subject to the M&A Rules, the Trial Measures, the Confidentiality Provisions, the Measures or the regulations or policies that have been issued by the CSRC or the CAC as of the date of this Annual Report, nor are we currently covered by permission requirements from the CSRC, the CAC or any other PRC governmental agency that is required to approve our listing on the U.S. exchanges and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CAC to date, we believe that we are currently not required to be compliant with such regulations and policies issued by the CAC as of the date of this Annual Report. Further, as of the date of this Annual Report, neither we nor our Operating Subsidiaries has ever applied for any such permission or approval, as we currently are not subject to the M&A Rules or the regulations and policies issued by the CAC. Notwithstanding the above opinion, our PRC Counsel has further advised us that uncertainties exist as to how the M&A Rules and, the Trial Measures and the Confidentiality Provisions will be interpreted and implemented by Chinese regulators and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules and, the Trial Measures and the Confidentiality Provisions. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approvals are required for our future public offerings, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. Moreover, if there is significant change to the applicable laws, regulations, or interpretations change, that require us to obtain approvals from the CSRC or other PRC regulatory agencies on, among others, the M&A Rules, the Trial Measures and the Confidentiality Provisions at any stage, including but not limited, in the future, and, if in such event, we or our Hong Kong subsidiaries (i) do not receive or maintain the approval, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) are required to obtain such permissions or approvals in the future if applicable laws, regulations, or interpretations change, or (iv) are denied permission from the CSRC or any other PRC regulatory agencies, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of investors and cause the value of Ordinary Shares to significantly decline or be worthless.

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

Recent statements, laws and regulations by the Chinese government, including the Cybersecurity Review Measures, the PRC Personal Information Protection Law and the Trial Measures have already indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. We could be subject to approval or review by Chinese regulatory authorities to pursue the Company’s future public offerings. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Risks Related to Our Business and Industry

Our performance depends on market conditions and trends in the wet trades works industry and if there is any slowdown (in terms of transaction volume and price) of the property market in Hong Kong, the availability of wet trades works projects in Hong Kong may decrease significantly.

For the fiscal years ended March 31, 2025, 2024 and 2023, the majority of our revenue was derived from wet trades works in Hong Kong. The future development of the wet trades works industry and the availability of wet trades works projects in Hong Kong largely depend on the continued development of the property market in Hong Kong. The nature, extent and timing of available wet trades works projects will be determined by an interplay of a variety of factors, including the Government’s policies on the property market in Hong Kong, its land supply and public housing policy, the investment of property developers and the general conditions and prospects of Hong Kong’s economy. These factors may affect the availability of wet trades works projects in Hong Kong.

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

Our revenue is typically derived from projects which are non-recurrent in nature and our customers are under no obligation to award projects to us. For the fiscal years ended March 31, 2025, 2024 and 2023, we secured new businesses mainly through invitation for tender by customers. There is no assurance that we will be able to secure new contracts in the future. Accordingly, the number and scale of projects and the amount of revenue we are able to derive therefrom may vary significantly from period to period, and it may be difficult to forecast the volume of future business. In the event that we fail to secure new contracts or there is a significant decrease in the number of tender invitations or contracts available for bidding in the future, our business, financial position and prospects could be materially and adversely affected.

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

Our customers may request additional, reduction or alteration of works beyond the scope of the contract during project implementation by placing variation orders with us. The aggregate amount of revenue that we are able to derive from a project may be different from the original estimated contract sum specified in the relevant contract due to variation orders placed by our customers. As such, there is no assurance that the amount of fees and charges as finally agreed with our customers would be sufficient to recover our costs incurred or provide us with a reasonable profit margin or the amount of revenue derived from our projects will not be substantially different from the original estimated contract sum as specified in the relevant contracts and our financial condition may be adversely affected by any decrease in our revenue as a result of variation orders although the Company periodically reviews the status of our projects. As a result, there is no assurance that our revenue and profit margin in the future will remain at a level comparable to those recorded during the fiscal years ended March 31, 2025, 2024 and 2023.

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

During the fiscal years ended March 31, 2025 and 2024, our five largest customers accounted for a significant portion of our total revenue.

A significant portion of our revenue was derived from a limited number of customers. Our five largest customers for the fiscal years ended March 31, 2025, 2024, and 2023 accounted for approximately 74.9%, 91.7%, and 93.4% of our revenue in the corresponding periods, respectively. In particular, one of our top customers contributed approximately 19.5%, 62.2%, and 42.1% of our total revenue for the fiscal years ended March 31, 2025, 2024, and 2023. We were engaged by our customers on a project-by-project basis. There is no assurance that we will continue to obtain contracts from our major customers in the future. If there is a significant decrease in the number of projects awarded by our major customers, and we are unable to secure suitable projects of a comparable size and quantity as replacements from other customers, our financial condition and operating results would be materially and adversely affected.

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

Mr. Chi Ming Lam beneficially owns and controls 10,554,000 Ordinary Shares that correspond to 81.34% of our issued and outstanding Ordinary Shares. Mr. Chi Ming Lam holds considerable influence over corporate matters requiring shareholder approval and will independently control the operations of the Company, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

The wet trades works industry in Hong Kong has been facing the problem of labor shortage and ageing workforce. The supply and cost of labor in Hong Kong are affected by the availability of labor in the market as well as economic factors in Hong Kong including the inflation rate and standard of living. There is no guarantee that the supply of labor and labor costs will be stable. In addition, the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) requires that an employee is entitled to be paid wages in respect of any wage period of not less than the minimum wage, which shall be derived by reference to the prescribed minimum hourly wage rate (currently set at HK$42.1 per hour (effective from May 1, 2025)). There is no assurance that the statutory minimum wage will not increase in the future. In the event that we or our subcontractors fail to retain existing labor and/or recruit sufficient labor in a timely manner to cope with the demand of our existing or future jobs and/or there is a significant increase in the costs of labor, we may not be able to complete our jobs on schedule and/or within budget and our operations and profitability may be adversely affected.

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

Our business is conducted in Hong Kong, our books and records are maintained in H.K. dollar, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between H.K. dollar and United States dollar affect the value of our assets and the results of our operations, when presented in United States dollars. Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our revenue and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from the Company’s future public offerings into Hong Kong dollars for our operations, fluctuations in the exchange rates between Hong Kong dollars against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

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

For the fiscal years ended March 31, 2025, 2024 and 2023, our revenue was derived from wet trades works in Hong Kong. The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us.

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

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former and current U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA - authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Operating Subsidiaries in Hong Kong are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

An active trading market for our Ordinary Shares or our Ordinary Shares may not continue and the trading price for our Ordinary Shares may fluctuate significantly.

Our Ordinary Shares are listed on the Nasdaq. We cannot assure you that a liquid public market for our Ordinary Shares will continue. If an active public market for our ordinary shares does not continue, the market price and liquidity of our Ordinary Shares may be materially and adversely affected. As a result, investors in our securities may experience a significant decrease in the value of their Ordinary Shares.

As a “controlled company” under the rules of Nasdaq, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our issued and outstanding Ordinary Shares. Under Nasdaq Rule 4350(c), a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Rules, and the requirement that our Compensation Committee and Nominating and Corporate Governance Committee consist entirely of independent directors. Although we do not currently or intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our Nominating and Corporate Governance Committee and Compensation Committee might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. Our status as a “controlled company” could cause our ordinary shares to look less attractive to certain investors or otherwise harm our trading price.

Our directors and officers currently collectively own an aggregate of 81.34% of the total voting power of our outstanding Ordinary Shares.

Our directors and officers currently collectively own an aggregate of 81.34% of the total voting power  of our outstanding Ordinary Shares as of the date of this annual report. These beneficial owners could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these beneficial owners will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of these beneficial owners may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares. For more information regarding our beneficial owners and their affiliated entities, see “Item 6. — 6.E. Share Ownership”

Nasdaq may apply additional and more stringent criteria for our continued listing because our IPO may be deemed as a small public offering and insiders currently hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to apply additional or more stringent criteria for the continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. The insiders of our company currently hold a large portion of the company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our continued listing.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our future public offerings.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC.

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

On June 22, 2021, United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

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

On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our current auditor, SRCO Professional Corporation Chartered Professional Accountants, is not headquartered in mainland China or Hong Kong and was not identified by the PCAOB in its report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Richmond Hill, Ontario, Canada, and has been inspected by the PCAOB on a regular basis with the last inspection in 2024. However, the recent developments would add uncertainties to any future public offerings and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market’s corporate governance requirements.

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq Stock Market’s corporate governance requirements. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market’s corporate governance requirements. For example, neither the Companies Act nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our Compensation Committee and Nominating and Corporate Governance Committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, our board of directors consists of a majority of independent directors. As we may from time to time to choose, to follow home country practice exemptions with respect to certain corporate matters, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Stock Market’s corporate governance requirements applicable to U.S. domestic issuers. See also “Item 16G. Corporate Governance.”

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

As of the date of this Annual Report, our biggest shareholder, Mr. Chi Ming Lam, owns approximately 81.34% of the aggregate voting power of our outstanding Ordinary Shares. As a result, Mr. Chi Ming Lam has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

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

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources to address our internal controls and procedures. Accordingly, we will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

Previously our management identified material weaknesses related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; and (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned. Our management has implemented steps necessary to remediate the underlying causes of these material weaknesses, including (i) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; ii) established three committees under the board of directors: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee (see “Item 6. Directors, Senior Management and Employees” for details); and iii) actively hired more qualified staff to fill up the key roles in the operations. Management believes that it has completed its remediation activities by testing the operating effectiveness of the enhanced controls and found them to be effective. Based on the implementation work and results of testing performed, we have concluded that the previously identified material weaknesses were remediated as of March 31, 2025. We concluded that our internal controls over financial reporting were effective as of March 31, 2025. However, we cannot assure you that we may not identify additional material weaknesses or significant deficiencies in the future.

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

Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our ordinary shares are listed on Nasdaq under the symbol “MSW.” We cannot assure you that our securities will continue to be listed on Nasdaq in the future. In order to continue listing our securities on Nasdaq, we must maintain certain financial, distribution and stock price levels. Generally, we must maintain a minimum amount in shareholders’ equity (generally US$2,500,000) and a minimum number of holders of our securities (generally 300 public holders). We are required to demonstrate compliance with Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. We cannot assure you that we will continue to meet those continued listing requirements.

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our ordinary shares come within the definition of “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our ordinary shares are listed on Nasdaq, our ordinary shares are covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case.

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

Lead Benefit (HK) Limited (“Lead Benefit”) was incorporated on December 23, 2024, with Lead Benefit International Limited, as its sole shareholder. Lead Benefit International Limited, a BVI business company, was incorporated on December 9, 2024, with Ming Shing Group Holdings Limited as its sole shareholder. Lead Benefit is Ming Shing Group Holding Limited’s wholly-owned Hong Kong subsidiary.

Our registered office in the Cayman Islands is located at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009. Our principal executive office is located at Office Unit B8, 27/F, NCB Innovation Centre, No. 888 Lai Chi Kok Road, Kowloon, Hong Kong and our phone number is +852 2370 3788.

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

Corporate Structure

We are a Cayman Islands company that wholly owns our British Virgin Islands subsidiary, MS (HK) Construction Engineering Limited, which in turn, wholly owns our Hong Kong Operating Subsidiaries. We also wholly own our British Virgin Islands subsidiary, Lead Benefit International Limited, which in turn, wholly owns Lead Benefit (HK) Limited, a wholly-owned Hong Kong subsidiary.

The following diagram illustrates our corporate structure as of the date of this Annual Report.

Notes:

(1)	Ming Shing Group Holdings Limited, a Cayman Islands company, is the holding company and registrant.

(2)	MS (HK) Construction Engineering Limited, a British Virgin Islands company, is the holding company of our Operating Subsidiaries.

(3)	Lead Benefit International Limited, a British Virgin Islands company, is the holding company of Lead Benefit (HK) Limited

(4)	MS (HK) Engineering Limited, a Hong Kong company, is one of our Operating Subsidiaries.

(5)	MS Engineering Co., Limited, a Hong Kong company, is one of our Operating Subsidiaries.

(6)	Lead Benefit (HK) Limited, a Hong Kong company, is one of our subsidiaries.

Transfers of Cash between Our Company and Our Subsidiaries

Our business is conducted by the Operating Subsidiaries, our indirectly wholly-owned entities in Hong Kong. Ming Shing Group Holdings Limited, the Cayman Islands holding company relies   on dividends paid by its subsidiaries  , namely MS (HK) Construction Engineering Limited and Lead Benefit International Limited, our wholly-owned British Virgin Islands subsidiaries and their wholly-owned Hong Kong subsidiaries, namely the Operating Subsidiaries and Lead Benefit (HK) Limited, for Ming Shing Group Holdings Limited’s working capital and cash needs, including the funds necessary to pay any dividends.

Ming Shing Group Holdings Limited, MS (HK) Construction Engineering Limited, and Lead Benefit International Limited are essentially Cayman Islands, British Virgin Islands, and British Virgin Islands holding companies, respectively. Only our Operating Subsidiaries operate in Hong Kong and Lead Benefit (HK) Limited, our subsidiary, is a Hong Kong company that intends to hold Bitcoin and is not an Operating Subsidiary.

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

MS (HK) Construction Engineering Limited, Lead Benefit International Limited, Lead Benefit (HK) Limited, and our Operating Subsidiaries are permitted under the relevant laws of British Virgin Islands, British Virgin Islands, and Hong Kong and Hong Kong, respectively, to provide funding through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from Hong Kong to the Cayman Islands and to U.S. investors.

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

Controlled Company Status

Our co-founder and Chief Executive Officer, Mr. Lam, currently beneficially owns a majority of the voting power of our outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may, subject to the requirements of applicable Cayman Islands law, elect not to comply with certain corporate governance requirements, including (i) the requirement that a majority of the board of directors be comprised of independent directors; (ii) the requirement that our compensation committee be comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) the requirement that director nominees be selected, or recommended for the board of directors’ selection, either by a majority vote of the board of directors’ independent directors or a nominations committee comprised solely of independent directors. We do not currently rely on these exemptions, but may in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules.

Important Events in the Development of the Business

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

On November 22, 2024, the Company announced the pricing of its initial public offering of 1,500,000 Ordinary Shares at a public offering price of $5.50 per Ordinary Share. The Shares began trading on the Nasdaq Capital Market on November 22, 2024, under the ticker symbol “MSW”.

On November 25, 2024, the Company announced the closing of its initial public offering. The gross proceeds from the initial public offering, before underwriting discounts and commissions and estimated offering expenses payable by the Company, were approximately $8,250,000.

On December 9, 2024, the Company announced that it closed the sale of an additional 225,000 ordinary shares of the Company, pursuant to the full exercise of the underwriter’s over-allotment option granted in connection with the Company’s initial public offering at the IPO price of $5.50 per share, less underwriting discounts. As a result, the Company raised aggregate gross proceeds of $9,487,500, including the previously announced initial public offering gross proceeds of $8,250,000, prior to deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

On December 9, 2024, Lead Benefit International Limited, a BVI business company, was incorporated with the Company as its sole shareholder.

On December 17, 2024, the board of directors of the Company increased the size of the board by one director, pursuant to provisions in the second amended and restated articles of association of the Company, and approved the appointment of Mr. Wenjin Li, age 45, as a non-independent director of the Company (under the Company’s corporate governance guidelines and the independence standards under the rules of the Nasdaq Stock Market LLC), effective December 17, 2024.

On December 23, 2024, Lead Benefit (HK) Limited, a Hong Kong company, was incorporated with Lead Benefit International Limited, as its sole shareholder.

On January 13, 2025, the Company announced that its wholly-owned Hong Kong subsidiary, Lead Benefit (HK) Limited, purchased 500 Bitcoins at an average price of US$94,375 per Bitcoin on January 9, 2025, with a total investment of approximately US$47 million. On March 11, 2025, the Company announced that its wholly-owned Hong Kong subsidiary, Lead Benefit (HK) Limited, purchased 333 Bitcoins at an average price of US$81,555 per Bitcoin on February 28, 2025, with a total investment of approximately US$27 million, (together, the “Bitcoin Transactions”). The Company intends to use its idle funds to purchase Bitcoins as short-term investment to capture the potential appreciation of Bitcoin and increase its assets. The Company considers that Bitcoin market is highly liquid and the Bitcoins can be easily disposed to fund the Company’s wet trade works business, if required. As of the date of this Annual Report, and as announced by the Company on August 6, 2025, the Company remains in negotiations with the vendor regarding the logistics and arrangements for the transfer of ownership of the Bitcoins. The Bitcoin Transactions have not yet been consummated, as the consideration has not been paid and ownership of the Bitcoins has not been transferred to the Company or its subsidiaries.

On April 11, 2025, the audit committee of the board of directors of the Company dismissed ZH CPA, LLC (“ZH CPA”) as its independent registered public accounting firm, effective immediately. ZH CPA had served as the Company’s independent registered public accounting firm since August 8, 2022. On April 11, 2025, the Audit Committee approved the appointment of SRCO Professional Corporation Chartered Professional Accountants (“SRCO”) as the Company’s independent registered public accounting firm, effective immediately.

On May 23, 2025, the Company issued convertible promissory notes (“Notes”) to Unit Meta AI Tech Limited, a company incorporated in Hong Kong, and Gallant Witness Limited, a company incorporated in the British Virgin Islands, both being independent third parties of the Company and are not related, in the principal amount of US$37 million and US$37 million(together, the “CB Transactions”), respectively, in a transaction exempted from registration under the Securities Act of 1933, as amended. As of the date of this Annual Report, and as announced by the Company on August 6, 2025, the Company is in negotiation with the respective convertible promissory notes owners in relation to the timing and logistics arrangement for the lending of the amount. The CB Transactions have not yet been consummated, and the noteholders have not disbursed the loan proceeds to the Company.

Pursuant to the Notes, the maturity date is 60 months from the original issuance date of the Notes. Interest shall accrue on the unpaid principal balance of the Notes at the rate of 6% per annum from the date of the Notes until the Notes are paid in full. At any time after the one-year anniversary of the original issuance date, the Notes shall be convertible (in whole or in part) at the option of the holder into such number of fully paid and non-assessable Ordinary Shares in the following formula: conversion shares equals to dividing (i) portion of the outstanding principal and any accrued and unpaid interest thereon that the holder elects to convert; by (ii) the conversion price (the “Conversion Price”) then in effect on the date on which the holder delivers a notice of conversion to the issuer. The Conversion Price shall be US$3.24, subject to adjustment provided in the Notes, such as share subdivision, combination, reclassification, exchange or substitution. The Company will use the net proceeds from the offering of the Notes for working capital and general corporate purposes.

On June 2, 2025, Mr. Chi Ming Lam resigned as the chairman of the board of directors of the Company and Chief Executive Officer, effective immediately. He will continue to be a director of the Company. Mr. Lam considered that running a public company is time-intensive and the significant regulatory oversight and reporting obligations have diverted his attention away from the day-to-day management of the Company’s key operating subsidiaries in Hong Kong. Accordingly, Mr. Lam intends to devote more time to growing the wet trades works business in Hong Kong and take direct oversight of the key operational subsidiaries in Hong Kong. Mr. Lam’s resignation is not as a result of any disagreement with the Company relating to its operations, policies or practices.

Effective June 2, 2025, the Board appointed Mr. Wenjin Li as the Chairman and Chief Executive Officer to fill the vacancy created by the resignation of Mr. Lam.

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

Principal Capital Expenditures and Divestitures

For the year ended March 31, 2025, 2024, and 2023, we purchased property and equipment and ROU assets – finance lease of nil, US$1,237,391, and US$312,563, respectively, mainly for use in our operations.

As of and subsequent to March 31, 2025, and as of the date of this Annual Report, we did not purchase any material equipment for operational use and do not have any other material commitments to capital expenditures as of March 31, 2025 or as of the date of this Annual Report.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ms100.com.hk/. The information contained on our website is not a part of this annual report.

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

Lead Benefit International Limited, a BVI business company, was incorporated on December 9, 2024, with the Company as its sole shareholder.

Lead Benefit (HK) Limited, a Hong Kong company, was incorporated on December 23, 2024, with Lead Benefit International Limited, as its sole shareholder.

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

We, through our Operating Subsidiaries, have achieved substantial growth in our business. For each of the fiscal years ended March 31, 2025, 2024, and 2023, our total revenue derived from wet trades works services was US$33,851,041, US$27,572,692, and US$21,868,220, respectively. The number of customers with revenue contribution to us was 10 for the fiscal year ended March 31, 2023, 11 for the fiscal year ended March 31, 2024, and 12 for the fiscal year ended March 31, 2025.

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

Market and Competition

In the Chief Executive of Hong Kong’s 2024 Policy Address announced in October 2024, the Chief Executive announced a series of policy measures to enhance land supply, including that the Government will (i) streamline land development procedures and reduce construction costs; (ii) facilitate development and application of construction technologies; (iii) conduct environmental impact assessment for Kau Yi Chau Artificial Islands for reclamation works; and (iv) expedite urban development including Tsuen Wan and Sham Shui Po and allow increase in plot ratio for redevelopment projects. Our management expects that the wet trades work market will continue to grow.

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

Our Services

We, through our Operating Subsidiaries, provide wet trades works services as a subcontractor in Hong Kong. For each of the fiscal years ended March 31, 2025, 2024, and 2023, our total revenue derived from wet trades works services was US$33,851,041, US$27,572,692, and US$21,868,220, respectively.

The wet trades works undertaken by our Operating Subsidiaries typically involve various trades of works, details of which are set out as follows:

●	Plastering works: applying plaster evenly on the surfaces of floors, walls and ceilings manually or with the use of our plaster spray machine;
●	Tile laying works: cutting and laying tiles on the surface of floors and walls;
●	Brick laying works: laying brick blocks in uniform layers;
●	Floor screeding works: applying a well-blended mixture of cement with graded aggregates and water to a floor base; and
●	Marble works: cutting and laying marble tiles on the surfaces of floors, windowsills and walls.

The following tables set forth the breakdown of our revenue by project sectors for each of the fiscal years ended March 31, 2025, 2024, and 2023.

	For the fiscal years ended March 31
	2025		2024		2023
	Revenue US$	% of Total Revenue	Revenue US$	% of Total Revenue	Revenue US$	% of Total Revenue
Public	11,279,200	33.3	11,488,228	41.7	6,307,454	28.8
Private	22,571,841	66.7	16,084,464	58.3	15,560,766	71.2
Total	33,851,041	100.0	27,572,692	100.0	21,868,220	100.0

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

Environment

We mainly act as a subcontractor providing wet trades works services in Hong Kong. Our main contractors generally handle construction waste disposal from the project site. The nature of our business does not impose any serious threats with respect to social responsibility and/or environmental protection matters. We ensure our operations comply with environmental requirements pursuant to the laws in Hong Kong, including primarily those in relation to air pollution control, waste disposal and compliance with the Air Pollution Control (Non-road Mobile Machinery) (Emission) Regulation (Chapter 311Z of the Laws of Hong Kong). During the fiscal years ended March 31, 2025, 2024 and 2023, our cost of compliance with applicable environmental laws and regulations was minimal. See section titled “Regulations” below for more information.

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

Established relationship with customers

We have established long-standing relationships with some of our major customers. In particular, we have had over a fourteen  year business relationship with a Hong Kong subsidiary of a renowned French industrial group that is a listed company on Euronext Paris mainly for the development of commercial and infrastructure projects. We believe that we are the customer’s preferred business partner and our long-standing relationship is attributable to the customer’s confidence in our ability to consistently deliver quality work, our capability to offer competitive pricing and our strong relationship with our suppliers. By leveraging our work experience with such major customers, we have accumulated the know-how and expertise that help meet us the standard of quality needed by our customers. In 2020, we commenced a business relationship with a major customer who is a subsidiary of a prominent and distinguished property developer listed on the Hong Kong Stock Exchange. In 2021, we commenced a business relationship with a major customer who is a subsidiary of an outstanding construction company listed on the Hong Kong Stock Exchange.  Given our reputation in our industry and our extensive experience of working with distinguished customers, we believe that in the future, we will continue to attract opportunities to work on different types of construction developments, and will be able to enhance our prospect with respect to obtaining tender opportunities.

Experienced and dedicated management team

Members of our management team and on our board of directors have extensive knowledge of and project experience in the wet trades works industry in Hong Kong and in business administration and sales and marketing.

Mr. Chi Ming Lam, our director, has approximately 20 years of experience in the wet trades works industry.

Mr. Wenjin Li, our Chairman and Chief Executive Officer, has over 20 years of experience in business administration and sales and marketing. Mr. Li is primarily responsible for the overall management, formulation of business strategies, project management and day-to-day management of our operations.

We are supported by our project management team of 26 personnel as of March 31, 2025, who possess the practical skills and experience required to handle our projects.

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

Customers

Our customers mainly include construction contractors in Hong Kong. The number of customers with revenue contribution to us was 12, 11, and 10 for the fiscal years ended March 31, 2025, 2024, and 2023, respectively. The total revenue attributable to our five largest customers in aggregate accounted for approximately 74.9%, 91.7%, and 93.4% of the total revenue for the fiscal years ended March 31, 2025, 2024, and 2023, respectively.

In the fiscal year ended March 31, 2025, six of our customers accounted for more than 10% of our annual revenue each, for 19.5%, 15.0%, 13.7%, 13.4%, 13.3% and 10.4%, respectively, and more than 75% in the aggregate. In the fiscal year ended March 31, 2024, two of our customers accounted for more than 10% of our annual revenue, one for 62.2% and the other for 13.3%. In the fiscal year ended March 31, 2023, four of our customers accounted for more than 10% of our annual revenue, one for 42.1%, one for 15.7%, one for 15.4% and one for 14.9%. We undertake wet trades works on a project-by-project basis and do not enter into any long-term contracts with any one customer.

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

Our five largest suppliers accounted for approximately 15.9%, 16.9%, and 23.8% of our cost of revenue for the fiscal years ended March 31, 2025, 2024, and 2023, respectively.

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

As of March 31, 2025
Forklifts	6
Plaster spray machines	4
Total	10

Depending on the service capacity and availability of our equipment, we may also lease certain equipment, such as forklift and plaster spray machine, from rental service providers.

Seasonality

We do not experience any seasonality in our business.

Insurance

We mainly undertook projects as subcontractors for the fiscal years ended March 31, 2025, 2024, and 2023  . In general, the main contractors in our projects are responsible for maintaining employees’ compensation insurance, third party liability insurance and contractor’s all risks insurance for the entirety of the project term, which cover the liability to make payment in the case of death, injury or disability, under the Employees’ Compensation Ordinance and at common law, for injuries sustained at work for full-time and part-time employees. Such insurance policies cover and protect (i) all employees of the main contractors and subcontractors of all tiers, including us; (ii) as well as the work performed on the construction site.

We also maintain employees’ compensation insurance for our directors and employees at our office with Dah Sing Insurance Company Limited and China Taiping Insurance (HK) Company Limited, which covers the liability to make payment in the case of death, injury or disability of all our employees under the Employees’ Compensation Ordinance and at common law for injuries sustained at work. We believe that our current insurance policies are sufficient for our operations.

We have purchased life insurance with FWD Life Insurance Company (Bermuda) Limited for key management, being Mr. Lam (our director), with MSHK as beneficiary. The insured amount of the contract (death benefit) was USD1,000,000.

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

Licenses

As of the date of this report, MS (HK) Engineering Limited is a registered specialist trade contractor in the designated trade category of plastering (Group 2) under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council (expiry date: July 10, 2027). We have obtained all licenses required for carrying on our business activities for the fiscal years ended March 31, 2025, 2024, and 2023 and as of the date of this report.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. During the fiscal years ended March 31, 2025, 2024, and 2023 and as of the date hereof, neither we nor any of our subsidiaries have been involved in any litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of the Company.

Intellectual Property

As of the date of this report, we have not registered any patent or trademark. We have registered our domain name and website. You can find our website at http://ms100.com.hk/.

Real Property

We lease the following property and use it as our office:

Facility	Address
Office	Office Unit B8, 27/F, NCB Innovation Centre, No. 888 Lai Chi Kok Road, Kowloon, Hong Kong

We lease the aforementioned property from Easywell Limited and the lease is valid from June 1, 2025 to May 31, 2027. We paid rental fees of HK$402,000 (US$51,538), HK$290,000 (US$37,179), and HK$260,000 (US$33,333) for the fiscal years ended March 31, 2025, 2024, and 2023, respectively.

The property has no material encumbrances. It is 859 square feet in size and used solely as office space.

We are the owner of the following property and use it as our office:

Facility	Address
Office	Workspace H on 16th Floor and Portion of Roof H of Wong King Industrial Building, No. 192-198 Choi Hung Road, Nos.2-4 Tai Yau Street, Kowloon, Hong Kong

As of March 31, 2025, the property was a security for granting general banking facility in the amount of US$544,881. It is 2,424 square feet in size.

Employees

As of March 31, 2025, we employed a total of 35 employees, each of whom are located in Hong Kong. The following table sets forth a breakdown of our employees by function:

Functional Area	Number of Employees
Management, including our independent directors	7
Project supervision	20
Quantity surveyors	6
Finance and administration	2
Total	35

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

OTHERS

Regulation on Cryptocurrency Related Services in Hong Kong

Currently, there is no specific legislative framework in Hong Kong which regulates virtual assets (the “VA”) and therefore no single regulatory body governs such VAs. However, a number of financial regulators have issued guidance relating to VAs, including the SFC and the Hong Kong Monetary Authority (the “HKMA”).

Securities and Futures Commission Entities

Entities conducting activities relating to VAs where the relevant VA fits the definition of “securities” or “futures contracts” under the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) are subject to the offering or marketing restrictions, licensing and registration requirements therein and must comply with the anti-money laundering (“AML”) and counter-terrorist financing (“CTF”) requirements under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance of Hong Kong (Cap. 615) (the “AMLO”). The vast majority of VAs (such as Bitcoin) do not fit the definition of “securities” or “futures contracts”, but the SFC has imposed specific regulatory requirements on VA portfolio managers and distributors of VAs.

On November 1, 2018, the SFC published a Statement on Regulatory Framework for Virtual Assets Portfolio Managers, Fund Distributors and Trading Platform Operators (the “Regulatory Framework Statement”). The Regulatory Framework Statement brings portfolio manager and distributors of funds dealing with VAs under the SFC’s regulation and seeks to imposes further regulatory requirements on such licensed corporations that the SFC currently regulates.

On October 4, 2019, the SFC published a Proforma Terms and Conditions for Licensed Corporations which Manager Portfolios that Invest in Virtual Assets (the “Terms and Conditions”). The Terms and Conditions apply to licensed corporations which manage or plan to manage funds (or portfolio of funds) with a stated investment objective to invest in VAs or an intention to invest 10% or more of the gross asset value of the fund in VAs. The Terms and Conditions plans to subject the VA fund managers to the same regulatory requirements irrespective of whether the VAs under their management constitute “securities” or “futures contract” and sets forth principles that are based on existing requirements under the rules and guidelines published by the SFC but are adapted to address the particular risks related to VAs, including restrictions on distribution of any VA fund, custody of assets and disclosure or reporting requirements.

On January 28, 2022, the SFC and the HKMA issued a Joint Circular on Intermediaries’ Virtual Asset-Related Activities (the “Joint Circular”). The Joint Circular replaces the Regulatory Framework Statement on distribution of VA funds. The Joint Circular applies to intermediaries that wish to engage in the distribution of VA-related products and the provision of VA dealing and advisory services. The Joint Circular sets out new requirements (such as additional investor protection measures) and reminds intermediaries of the existing requirements that apply to the relevant activities:

●	Distribution of VA-related products - intermediaries distributing VA-related products considered to be complex products should comply with the SFC’s requirements governing the sale of complex products, including ensuring the suitability of VA-related products. Intermediaries should also observe additional investor protection measures on the distribution of VA-related products, including selling restrictions and VA knowledge test. Intermediaries are further expected to comply with additional regulatory requirements when distributing VA-related products, including requirements related to selling restrictions, suitability obligations, VA-related derivative product, financial accommodation, information to clients and warning statements.
●	Provision of VA dealing services – intermediaries should only partner with SFC-licensed VA trading platforms for the provision of VA dealing services and should only provide such services to professional investors. Intermediaries are expected to comply with all regulatory requirements imposed by the SFC and the HKMA when providing dealing services and should only provide such services to existing clients to which they provide services in Type 1 (dealing in securities) regulated activities.
●	Provision of VA advisory services – intermediaries are expected to comply with all regulatory requirements imposed by the SFC and the HKMA when providing advisory services and should only provide such services to existing clients to which they provide services in Type 1 (dealing in securities) or Type 4 (advising on securities) regulated activities.

Hong Kong Monetary Authority

On January 12 2022, the HKMA released a Discussion Paper on Crypto-Assets and Stablecoins (the “Discussion Paper”). The Discussion Paper proposes to bring activities related to payment-related stablecoins into the licensing regime under the Payment Systems and Stored Valued Facilities Ordinance (Cap.584) of Hong Kong. The new licensing regime will adopt a risk-based and proportionate approach and will focus on payment-related stablecoins at the initial state and will require an HKMA licence for carrying out stablecoin-related activities in Hong Kong and actively marketing of such activities to the public in Hong Kong. The HKMA intends to introduce the new regime no later than year 2023 or 2024.

On January 28 2022, the HKMA published a Circular on Regulatory Approaches to Authorised Institutions’ Interface with Virtual Assets and Virtual Asset Service Providers (the “HKMA Circular”). The HKMA Circular requires an authorised institution to:

●	ensure any VA-related activities that it intends to engage in will not breach any applicable laws and regulations in Hong Kong or any other relevant jurisdictions;
●	undertake risk assessments to identify and understand the associated risks, including to prudential supervision risks, AML/CTF and financial crime risk and investor protection risks involved in the authorised institutions’ conducting VA-related activities; and
●	discuss with the HKMA and other applicable regulators and obtain the HKMA’s feedback on the adequacy of their risk-management controls before launching relevant products or services.

On December 27 2023, the HKMA and Financial Services and the Treasury Bureau (“FSTB”) jointly issued a public consultation paper to gather views on the legislative proposal to regulate issuers of stablecoin (the “Stablecoin Issuer Consultation Paper”). The Stablecoin Issuer Consultation Paper proposes a regulatory regime for fiat-referenced stablecoin (“FRS”) issuers with the below features:

●	introducing a new piece of legislation to implement a licensing regime requiring all FRS issuers that meet certain conditions to be licensed by the HKMA;
●	requiring that FRS can only be offered by specified licensed entities, and only FRS licensed by the HKMA can be offered to retail investors;
●	prohibiting the advertising of FRS issuance by unlicensed entities, or non-specified licensed entities’ offering of FRS;
●	providing the necessary powers for the authorities to adjust the parameters of in-scope stablecoins and activities having regard to the rapid VA market development; and
●	providing a transitional arrangement to facilitate the implementation of the regulatory regime.

In connection with the Stablecoin Issuer Consultation Paper, the HKMA announced on March 12, 2024 the launch of the stablecoin issuer sandbox arrangement.

New Licensing Regime for Virtual Asset Exchanges

Following a consultation process which started in November 2020, the Hong Kong government introduced the Anti-Money Laundering and Counter-Terrorist Financing (Amendment) Bill 2022 (the “AMLO Amendment”) on 6 July 2022. The AMLO Amendment introduces changes to the AMLO, including the introduction of a licensing regime for virtual asset service providers (“VASP”) and imposing statutory AML/CTF obligations on VASPs in Hong Kong.

Under the new licensing regime introduced by the AMLO Amendment, any person carrying on a business of providing VA services in Hong Kong, or holding themselves out as doing so, will need to be licensed as a VASP by the SFC. It will also be an offence for a person to actively market any VA service it provides outside Hong Kong to the public in Hong Kong without a VASP licence.

The AMLO Amendment defines VA as a digital representation of value that:

●	is expressed as a unit of account or a store of economic value; either:

○	functions (or is intended to function) as a medium of exchange accepted by the public as payment for goods or services or for the discharge of debt, or for investment purposes; or
○	provides rights, eligibility or access to vote on the management, administration or governance of the affairs in connection with any cryptographically secured digital representation of value; and

●	can be transferred, stored or traded electronically.

The AMLO Amendment defines VA services as only including the operation of an VA exchange, which is defined as the provision of services through means of electronic facility

●	whereby:

○	offers to sell or purchase VAs are regularly made or accepted in a way that forms or results in binding transaction; or
○	persons are regularly introduced, identified to other persons in order that they may negotiate or conclude, or with the reasonable expectation that they will negotiate or conclude sales or purchases of VAs in a way that forms or results in a binding transaction; and

●	where client money or client VA comes into direct or indirect possession of the person providing such service.

The definition of VA service may be expanded by the Secretary for Financial Services and the Treasury through notice published in the Gazette. The VASP licensing regime under the AMLO Amendment came into effect on June 1, 2023. The SFC is the key regulator under the VASP licensing regime and will be responsible for assessing licensing applications and supervising licensed VASPs. Applicants for VASP licence must satisfy certain requirements, including corporate structure and location, financial resources, fit and proper and premises approval. Once licensed, a VASP will subject to certain AML/CTF requirements and other ongoing obligations for investor protection purposes.

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

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

Non-recurrent nature of our projects

Our revenue is typically derived from projects which are non-recurrent in nature and our customers are under no obligation to award projects to us. For the fiscal years ended March 31, 2025 and 2024, we secured new businesses mainly through invitation for tender by customers. There is no assurance that we will be able to secure new contracts in the future. Accordingly, the number and scale of projects and the amount of revenue we are able to derive therefrom may vary significantly from period to period, and it may be difficult to forecast the volume of future business. In the event that we fail to secure new contracts or there is a significant decrease in the number of tender invitations or contracts available for bidding in the future, our business, financial position and prospects could be materially and adversely affected.

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

The Group adopted the probability of default and loss given default methods for estimating expected credit losses because it can reflect the Group’s expectation of the recoverability of accounts receivable and contract assets at each of the reporting period. The management makes reference to (i) the research by Moody’s and data of Bloomberg for average cumulative default probability rate of the debtors, and (ii) 2025 Annual default study, Moody’s for the weighted average default rates. In addition, the rates have been adjusted for forward-looking factors by taking into account any observable change in future economic conditions, events and environment. The management assumes historical loss pattern does not vary significantly across the customer groups and there is no expectation of such changes over the expected collection period of the receivables outstanding at the period end.

Summary of Results of Operations

Comparison of Years Ended March 31, 2025 and 2024

The following table sets forth key components of our results of operations for the years ended March 31, 2025 and 2024. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended March 31,		Changes
	2025	2024	Amount	%
	USD	USD	USD
Revenue	33,851,041	27,572,692	6,278,349	22.8%
Cost of revenue	(35,157,150)	(22,479,613)	(12,677,537)	56.4%
Gross (loss) profit	(1,306,109)	5,093,079	(6,399,188)	(125.6)%

Operating expenses
General and administrative expenses	(4,048,726)	(1,846,753)	(2,201,974)	119.2%
Total operating expenses	(4,048,726)	(1,846,753)	(2,201,974)	119.2%

(Loss) Income from operations	(5,354,835)	3,246,326	(8,601,162)	(265.0)%
Other income (expense)
Interest expense, net	(508,810)	(286,090)	(22,720)	77.8%
Other income	52,740	15,297	37,443	244.8%
Total other (expense) income, net	(456,070)	(270,793)	(185,277)	68.4%

(Loss) Income before tax expense	(5,810,905)	2,975,533	(8,786,439)	(295.3)%
Income tax credit (expense)	80,154	(648,936)	729,091	(112.4)%
Net (loss) income and total comprehensive (loss) income	(5,730,751)	2,326,597	(8,057,348)	(346.3)%

Revenue

Our revenue was USD33,851,041 for the year ended March 31, 2025 as compared to USD27,572,692 for the year ended March 31, 2024, representing an increase of USD6,278,349, or 22.8%. The increase in our revenue was mainly driven by the increased volume of work performed by us in our existing sizeable projects.

The following table sets forth the breakdown of our revenue by sector for the years ended March 31, 2025 and 2024, respectively:

	For the years ended March 31,
	2025	2024
	USD	USD
Revenue
Public	11,279,200	11,488,228
Private	22,571,841	16,084,464
Total revenue	33,851,041	27,572,692

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the years ended March 31, 2025 and 2024:

	For the years ended March 31,
	2025	2024
	USD	USD
Cost of revenue
Subcontracting costs	29,565,275	19,432,078
Material costs	3,499,002	1,463,208
Direct labor costs	1,636,370	1,164,626
Overhead costs	456,503	419,701
Total cost of revenue	35,157,150	22,479,613

Our cost of revenue, primarily consist of subcontracting costs, materials costs, direct labor costs and overhead costs such as depreciation of equipment that are directly attributable to services provided. We incurred cost of revenue of USD35,157,150 for the year ended March 31, 2025, as compared to USD22,479,613 for the year ended March 31, 2024, representing an increase of approximately USD12,677,537, or approximately 56.4%. The increase was due to: (a) in line with the increase in revenue, (b) additional work has been necessitated with variation orders for certain projects in calendar year 2025, (c) unexpected delays in site instructions have led to cost overruns and additional work being required to meet project specifications in calendar year 2025.

Gross (loss) profit and gross (loss) profit margin

Our gross (loss) profit and gross (loss) profit margin by project sector is summarized as follows:

	For the years ended March 31,
	2025		2024

Public sector projects
Gross (loss) profit	USD	(1,500,431)	USD	956,115
Gross (loss) profit margin		(13.3)%		8.0%

Private sector projects
Gross profit	USD	194,322	USD	4,136,964
Gross profit margin		0.9%		25.7%

Total
Gross (loss) profit	USD	(1,306,109)	USD	5,093,079
Gross (loss) profit margin		(3.9)%		18.5%

Our gross loss from public sector projects was USD1,500,431 for the year ended March 31, 2025, as compared to the gross profit of USD956,115 for the year ended March 31, 2024, a decrease of USD2,456,546, or -256.9%.

Our gross profit from private sector projects was USD194,322 for the year ended March 31, 2025, as compared to USD4,136,964 for the year ended March 31, 2024, an decrease of USD3,942,642, or -95.3%.

Our total gross loss was USD1,306,109 for the year ended March 31, 2025, as compared to USD5,093,079 for the year ended March 31, 2024, an decrease of USD6,399,188, or 125.6%. The decrease in total gross profit was mainly attributable to (a) additional work has been necessitated with variation orders for certain projects, but the amounts of these variation orders are still under negotiation with the relevant customer; and (b) unexpected delays in site instructions have led to cost overruns in calendar year 2025 and additional work being required to meet project specifications.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff cost, motor vehicle expenses, office supplies and maintenance expenses, legal and professional fees, IPO costs, change of credit loss allowances and other miscellaneous administrative expenses. We incurred general and administrative expenses of USD4,048,726 for the year ended March 31, 2025, as compared to USD1,846,753 for the year ended March 31, 2024, an increase of USD2,201,974, or 119.2%. The increase was mainly due to the increase in credit loss allowances and IPO costs.

Other income (expense)

Other income (expense) mainly included interest expense and other income.

We incurred interest expense of USD508,810 for the year ended March 31, 2025, as compared to USD286,090 for the year ended March 31, 2024, an increase of USD222,720, or 77.8%. The increase was mainly due to the increase in our bank and other borrowings during the year ended March 31, 2024.

Other income mainly represents the bank interest income. Other income increased by USD37,443 or 244.8% from USD15,297 for the year ended March 31, 2024 to USD52,740 for the year ended March 31, 2025. The increase is mainly due to the increase in bank interest income for the year ended March 31, 2025.

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

Our two indirectly wholly-owned subsidiaries, MS (HK) Engineering Limited and MS Engineering Co., Limited, are subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HKD2,000,000 (USD256,410), and 16.5% on any part of assessable profits over HKD2,000,000 (USD256,410). For the years ended March 31, 2024, our Group had assessable profits in Hong Kong and a provision for paying the Hong Kong profits tax has been made accordingly. No provision has been made for Hong Kong Profits Tax in the financial statements as the Group did not have estimated assessable profits arising in Hong Kong for the year ended March 31, 2025.

Net (loss) income and total comprehensive (loss) income

As a result of the forgoing, we reported a net loss and total comprehensive loss of USD5,730,751 for the year ended March 31, 2025, as compared to a net income and total comprehensive income USD2,326,597 for the year ended March 31, 2024, a decrease of USD8,057,348, or -346.3%. Such decrease was mainly attributable to (i) the decrease in gross profit and gross profit margin as discussed above; (ii) the increase in interest expenses from bank and other borrowing, and (iii) the increase in general and administrative expenses during the year ended March 31, 2025.

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

We incurred income tax expenses of US$648,936 for the year ended March 31, 2024, as compared to US$468,889 for the year ended March 31, 2023, an increase of US$180,047, or 38.4%, mainly due to the combined effects of the decrease in non-taxable income and the increase in non-deductible expenditure.. Our effective tax rate was approximately 21.8% for the year ended March 31, 2024 and approximately 14.4% for the year ended March 31, 2023. The relatively lower effective tax rate for the year ended March 31, 2023 was due to the non-taxable government grants received by our Group during the year ended March 31, 2023.

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

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of March 31, 2025 and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report.

	As of March 31,
	2025	2024

	USD	USD
Assets
Current assets
Cash and cash equivalents	249,923	1,080,514
Accounts receivable, net	4,222,982	1,643,568
Contract assets	5,304,061	6,098,497
Deposits, prepayments and other current assets	483,864	20,925

	10,260,830	8,843,504
Non-current assets
Property and equipment, net	1,132,422	1,223,100
Right-of-use assets - finance lease	147,967	216,065
Life insurance policy, cash surrender value	167,224	160,891
Contract assets	1,636,414	740,600
Deferred costs	-	704,568
Deferred tax assets	79,426	150
	3,163,453	3,045,374

Total assets	13,424,283	11,888,878

Current liabilities
Accounts payable	3,964,976	3,166,177
Bank and other borrowings	4,761,434	3,818,453
Finance lease liabilities	66,150	67,372
Accrued expenses and other current liabilities	412,470	136,791
Income tax payable	321,445	552,670
	9,526,475	7,741,463
Non-current liabilities
Bank and other borrowings	2,865,484	3,033,780
Finance lease liabilities	48,345	114,495
Deferred tax liabilities	-	878
	2,913,829	3,149,153

Total liabilities	12,440,304	10,890,616

Cash and cash equivalents

Our cash and cash equivalents decreased from USD1,080,514 as of March 31, 2024 to USD249,923 as of March 31, 2025. The decrease mainly resulted from our business operations as well as the repayments and proceeds from bank and other borrowings.

Accounts receivable, net

Our accounts receivable, net increased from USD1,643,568 as of March 31, 2024 to USD4,222,982 as of March 31, 2025, which was mainly due to the different credit periods granted by us to different customers and the fluctuation of the amounts we received from different customers as of the respective reporting dates.

Contract assets

Our contract assets increased from USD6,839,097 as of March 31, 2024 to USD6,940,475 as of March 31, 2025, partially due to the increase of retention receivable amount of USD1,118,912. The remaining due to works performed before the year ended March 31, 2025 for certain projects but certification received after March 31, 2025. The later amounts represent revenue recognized in excess of amounts billed.

Deposits, prepayments and other current assets

Our deposits, prepayments and other current assets increased from USD20,925 as of March 31, 2024 to USD483,864 as of March 31, 2025, which is mainly due to the increase of prepayments.

Right-of-use (“ROU”) assets- finance lease

Our ROU assets decreased in value from USD216,065 as of March 31, 2024 to USD147,967 as of March 31, 2025 mainly attributable to the amortization of the assets recognized and disposal of ROU assets during the year ended March 31, 2025.

Accounts payable

Our accounts payable mainly comprised of trade payables to subcontractors and suppliers of materials. Our accounts payable increased from USD3,166,177 as of March 31, 2024 to USD3,964,976 as of March 31, 2025, primarily due to the different credit periods granted by the suppliers to us and the fluctuation of the amounts we paid to different suppliers as of the respective reporting dates.

Bank and other borrowings

As of March 31, 2025 and 2024, we had an outstanding bank borrowings balance of USD7,626,918 and USD6,852,233, respectively. The increase in the outstanding bank and other borrowings balance was mainly due to the business funding needs in respect of the expansion of our business scale.

Finance lease liabilities

As of March 31, 2025 and 2024, we had finance lease liabilities of USD114,495 and USD181,867, respectively. The decrease in our finance lease liabilities as of March 31, 2025 was mainly due to the repayment of finance lease liabilities during the year ended March 31, 2025.

Accrued expenses and other current liabilities

As of March 31, 2025 and 2024, we had accrued expenses and other current liabilities of USD412,470 and USD136,791, respectively. The increase in our accrued expenses and other current liabilities as of March 31, 2025 was mainly due to increase in accrued expenses.

Liquidity and Capital Resources

Our principal sources of funds have historically been our equity capital, cash generated from our operations and bank and other borrowings. Our primary liquidity requirements are to finance our working capital needs, and fund our capital expenditures and the growth of our operations. Going forward, we expect these sources to continue to be our principal sources of liquidity, and we may use a portion of the proceeds from the initial public offering to finance a portion of our liquidity requirements.

The following table sets forth selected information from our consolidated balance sheets as of March 31, 2024 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report.

	As of March 31,
	2024	2023
	US$	US$
Assets
Current assets
Cash and cash equivalents	1,080,514	323,958
Accounts receivable, net	1,643,568	3,323,520
Contract assets	6,098,497	3,150,729
Due from a related party	–	78,355
Deposits, prepayments and other current assets	20,925	38,780

	8,843,504	6,915,342
Non-current assets
Property and equipment, net	1,223,100	11,923
Right-of-use assets - finance lease	216,065	343,182
Life insurance policy, cash surrender value	160,891	155,751
Contract assets	740,600	70,819
Deferred costs	704,568	783,221
Deferred tax assets	150	2,256
	3,045,374	1,367,152

Total assets	11,888,878	8,282,494

Current liabilities
Accounts payable	3,166,177	1,884,046
Bank borrowings	3,818,453	3,823,633
Finance lease liabilities	67,372	84,959
Accrued expenses and other current liabilities	136,791	83,351
Income tax payable	552,670	305,590
	7,741,463	6,181,579
Non-current liabilities
Bank borrowings	3,033,780	1,498,485
Finance lease liabilities	114,495	216,373
Deferred tax liabilities	878	3,167
	3,149,153	1,718,025

Total liabilities	10,890,616	7,899,604

As of March 31, 2025, we had USD249,923 in cash. Our working capital requirements are influenced by the size of our operations, the contract sum of our work contracts, the progress of execution on our work contracts, and the timing for collecting accounts receivable, and repayment of accounts payable.

As of March 31, 2024, we had US$1,080,514 in cash. Our working capital requirements are influenced by the size of our operations, the contract sum of our work contracts, the progress of execution on our work contracts, and the timing for collecting accounts receivable, and repayment of accounts payable.

As of March 31, 2025, we had outstanding bank and other borrowings of USD7,626,918, of which the bank and other borrowings of USD4,761,434 will be payable within one year and the bank borrowings of USD2,865,484 will be payable after one year and within 10 years.

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

We believe that our current cash balance and cash generated from our operations, bank and other borrowings will be sufficient to meet our working capital needs for the next 12 months from the date the audited financial statements are issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

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

Governmental Regulations, Laws, and Local Practices

See “Item 4. Information on the Company – B. Business Overview – Regulations.”

B.	Liquidity and Capital Resources

Cash Flows

The following table sets forth a summary of our cash flows information for the years indicated:

	For the years ended March 31,
	2025	2024	2023
	USD	USD	USD

Cash provided by (used in)
Operating activities	(7,969,196)	2,457,189	795,328
Investing activities	10,256	(1,147,262)	35,898
Financing activities	7,128,349	(553,371)	(725,060)

Net (decrease) increase in cash and cash equivalents	(830,591)	756,556	106,166

Cash and cash equivalents as of beginning of the year	1,080,514	323,958	217,792

Cash and cash equivalents as of the end of the year	249,923	1,080,514	323,958

Operating Activities

Our operating cash inflows are primarily derived from our revenue from undertaking wet trades works in Hong Kong, whereas our operating cash outflows mainly include subcontracting costs and direct labor costs, the purchase of materials, as well as other working capital needs.

Cash used in operating activities amounted to USD7,969,196 for the year ended March 31, 2025, mainly derived from (i) net loss of USD5,730,751 for the year ended March 31, 2025; (ii) the increase in contract assets by USD652,491 as a result of the increase in works performed by us during the year ended March 31, 2025; (iii) the increase in accounts receivable, net by USD2,862,829; and (iv) the increase in deposits, prepayments and other current assets by USD465,130.

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

Investing Activities

Cash provided by investing activities amounted to USD10,256 for the year ended March 31, 2025, mainly derived from the disposal of a motor vehicle of USD10,256.

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

Financing Activities

Cash provided by financing activities amounted to USD7,128,349 for the year ended March 31, 2025, which was mainly attributable to (i) proceeds from new bank and other borrowings of USD16,501,786; (ii) the repayment of bank and other borrowings of USD15,727,101; (iii) Repayments to a related party amounted to USD1,108,692; and (iv) issuance of shares upon listing amounted to USD9,493,125.

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

The following table summarizes our contractual obligations as of March 31, 2025:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 2 years	3 – 5 years	More than 5 years
	USD	USD	USD	USD	USD
Bank and other borrowings(1)	8,419,103	4,912,284	394,550	1,183,650	1,928,619
Finance lease liabilities(2)	118,890	69,683	49,207	-	-
Operating lease payments(3)	4,744	4,744	-	-	-
	8,646,711	5,102,561	443,757	1,183,650	1,916,743

(1)	As of March 31, 2025, our contractual obligation to repay outstanding bank and other borrowings totaled USD8,523,077.
(2)	As of March 31, 2025, our contractual obligation to repay outstanding finance leases totaled USD118,890.
(3)	We lease our office which is classified as operating lease in accordance with Topic 842. As of March 31, 2025, our future lease payments totaled USD4,744.

The following table summarizes our contractual obligations as of March 31, 2024:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 2 years	3 – 5 years	More than 5 years
	US$	US$	US$	US$	US$
Bank borrowings(1)	7,870,451	3,986,662	405,957	1,217,871	2,259,961
Finance lease liabilities(2)	192,647	73,757	69,683	49,207	-
Operating lease payments(3)	3,397	3,397	-	-	-
	8,066,495	4,063,816	475,640	1,267,078	2,259,961

(1)	As of March 31, 2024, our contractual obligation to repay outstanding bank borrowings totaled US$7,870,451.
(2)	As of March 31, 2024, our contractual obligation to repay outstanding finance leases totaled US$192,647.
(3)	We lease our office which is classified as operating lease in accordance with Topic 842. As of March 31, 2024, our future lease payments totaled US$3,397.

Capital Expenditures

For the year ended March 31, 2025, 2024 and 2023, we purchased property and equipment and ROU assets – finance lease of nil, US$1,237,390 and US$312,563, respectively, mainly for use in our operations.

As of and subsequent to March 31, 2025, and as of the date of this report, we did not purchase any material equipment for operational use and do not have any other material commitments to capital expenditures as of March 31, 2025 or as of the date of this report.

Seasonality

The nature of our business is not affected by seasonal variations.

Trend Information

Other than as disclosed in “Risk Factors – Risks Related to Our Business and Industry” in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company – B. Business Overview – Intellectual Property.”

The Company does not have any research and development activities and thus no research and development policies.

D.	Trend Information

See “–B. Liquidity and capital resources – Trend Information.”

E.	Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects – A. Operating results – Critical Accounting Policies and Estimates.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below is information concerning our directors and executive officers as of the date of this Annual Report:

Name	Age	Position(s)
Wenjin LI	46	Chief Executive Officer and Chairman, and Non-independent Director
Pik Chun LIN	39	Chief Financial Officer
Chi Hei TSOI	37	Chief Accounting Officer
Chi Ming LAM	40	Non-independent Director
Wai Chun CHIK	40	Independent Director
Dongjie LAO	36	Independent Director
Yu YUAN	35	Independent Director

The business address of each of the officers and directors is at Office Unit B8, 27/F, NCB Innovation Centre, No. 888 Lai Chi Kok Road, Kowloon, Hong Kong.

The following is a brief biography of each of our executive officers and directors:

Executive Officers:

Chief Executive Officer

Mr. Wenjin Li, age 46, has over 20 years of experience in business administration and sales and marketing. Mr. Li has been a director of the Company since December 17, 2024 and was appointed as the Chairman and Chief Executive Officer effective June 2, 2025. Mr. Li currently serves as general manager of Xiamen Zhenghe Xinneng Digital Technology Co., Ltd, a position he has held since 2016. From 2007 to 2016, he was general manager of FeiQuBuKe (Xiamen) Information Technology Co., Ltd. From 2004 to 2007, he was vice president of Jinan Dali Food Co., Ltd. From 2001 to 2004, he was sales manager of Tsingtao Brewery Group (Guangdong Company and Fujian Company). Mr. Li is mainly responsible for the overall management, formulation of business strategies, project management and day-to-day management of our Operating Subsidiaries’ operations. Mr. Li obtained a bachelor of business management from Xiamen University in 2001.

Chief Financial Officer

Pik Chun LIN, age 39, has over 15 years of experience in accounting. Ms. Lin joined our Group in April 2014 and was appointed as our Chief Financial Officer on December 22, 2022. From June 2010 to March 2014, she was an accounting officer for Legend Swimwear Factory Limited. From May 2009 to May 2010, she was an assistant accountant of ELM Computer Technologies Limited. From May 2007 to April 2009, she was an accounting assistant of Linmark (HK) Limited. Ms. Lin obtained a Bachelor of Arts with Honors in Accounting from the University of Bedfordshire in February 2012. She also obtained an advanced diploma in accounting from the University of Hong Kong School of Professional and Continuing Education in June 2010. Ms. Lin is the spouse of Mr. Lam, our non-independent director.

Chief Accounting Officer

Chi Hei TSOI, age 37, has over 10 years of experience in auditing, accounting and financial management. Mr. Tsoi joined our Group in 2022 as the financial controller and has been responsible for overseeing accounting, corporate governance and risk management matters and was appointed as our Chief Accounting Officer on March 11, 2024. Mr. Tsoi has worked in a number of accounting firms as an auditor for over 6 years, including working in Shinewing (HK) CPA Limited with his last position as senior accountant from July 2012 to December 2014 and KPMG with his last position as manager from December 2014 to January 2017. Mr. Tsoi has served as the financial controller and company secretary of Noble Engineering Group Holdings Limited (HKEx: 8445), a company listed on the GEM of the Stock Exchange of Hong Kong Limited, since January 2017, a position which he holds today. Mr. Tsoi has served as an independent director of Phoenix Asia Holdings Limited (Nasdaq: PHOE) since April 2025. Mr. Tsoi obtained a bachelor’s degree of accountancy from The Hong Kong Polytechnic University in November 2010. Mr. Tsoi is a Certified Public Accountant (Practicing) registered in the Accounting and Financial Reporting Council of Hong Kong.

Non-independent Director:

Chi Ming LAM, age 40, has over 20 years of experience in the wet trades works industry. Mr. Lam has been a director and shareholder of MS (HK) Engineering Limited since its incorporation in 2012 and he has been a director and a shareholder of MS Engineering Co., Limited since its incorporation in 2019 and 2021, respectively. He was appointed as our Chief Executive Officer and Chairman on December 22, 2022, a position from which he resigned effective June 2, 2025 to devote more time to growing the wet trades works business in Hong Kong and take direct oversight of the key operational subsidiaries in Hong Kong. Mr. Lam completed Form 5 secondary education in Hong Kong in 2005. Mr. Lam obtained a foundation diploma in electrical engineering from the Vocational Training Council of Hong Kong in 2009.

Independent Directors:

Wai Chun CHIK, age 40, has served as our director since November 25, 2024. Ms. Chik has over 15 years of experience in the auditing, accounting, corporate governance and company secretarial matters. She currently serves as the company secretary of P.B. Group Limited, a company that is listed on the Hong Kong Stock Exchange (HKEx: 8331) since August 2019, and FingerTango Inc., a company that is listed on the Hong Kong Stock Exchange (HKEx: 6860) since July 2023. She also currently serves as the independent non-executive director at Boltek Holdings Limited, a company that is listed on the Hong Kong Stock Exchange (HKEx: 8601), since September 2021, and is an independent director of Top Wealth Group Holding Limited (NASDAQ: TWG), a company listed on Nasdaq, since April 2024. Furthermore, Ms. Chik is currently the head of company secretarial department of P.B. Advisory Limited. Ms. Chik obtained the master of corporate governance degree from the Hong Kong Polytechnic University in 2015. She was admitted as a member of CPA Australia in June 2011. Ms. Chik was also certified as a certified public accountant by the Hong Kong Institute of Certified Public Accountants in September 2011, and was admitted as an associate of both the Hong Kong Chartered Governance Institute (formerly known as the Hong Kong Institute of Chartered Secretaries) and the Chartered Governance Institute (formerly known as the Institute of Chartered Secretaries and Administrators) in March 2016.

Dongjie LAO, age 36, has served as our director since November 25, 2024. Mr. Lao has over 10 years of experience in engineering. From July 2012 to April 2017, Mr. Lao was an engineer of AECOM Asia Co. Ltd. From March 2017 to August 2018, Mr. Lao was a site engineer of Kowloon Development Engineering Limited. Since August 2018, Mr. Lao has been a project manager of YSK2 Engineering Company Limited. Mr. Lao obtained a Bachelor of Engineering degree in civil engineering from the University of Hong Kong in 2012. Mr. Lao has been a member of the Hong Kong Institution of Engineers and the Institution of Structural Engineers since June 2018. Mr. Lao has been a registered professional engineer under the engineers registration board of Hong Kong since November 2020.

Yu YUAN, age 35, has served as our director since November 25, 2024. Mr. Yuan has over 10 years of experience in engineering. From August 2012 to June 2017, Mr. Yuan worked in Victor Li & Associates Ltd., with his last position as an assistant project manager. From June 2017 to February 2019, Mr. Yuan was an assistant project manager of SHUNLEE Engineering Corporation Limited. From March 2019 to April 2021, Mr. Yuan was a project manager of Vicon Construction Co., Ltd. Since April 2021, Mr. Yuan has been a senior engineer in BUCG-CCCL JOINT VENTURE. Mr. Yuan obtained a Bachelor of Engineering degree in civil engineering in 2012 from the University of Hong Kong and a Master of Science degree in engineering (geotechnical engineering) in 2016. Mr. Yuan has been a chartered civil engineer under the Institution of Civil Engineers since July 2020.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Family Relationships

Ms. Pik Chun Lin, our Chief Financial Officer, and Mr. Chi Ming Lam, our Non-independent Director are married. Except for Ms. Lin and Mr. Lam, none of the other directors, proposed directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

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

Employment Agreements with Named Executive Officers and Director

We have entered into employment agreements with our named executive officers. The named executive officers are entitled to a fixed salary and other company benefits, each as determined by the Board from time to time. We may terminate an executive officers’ employment under Hong Kong Law and under other applicable laws and regulations.

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

The following table sets forth certain information with respect to compensation for the fiscal years ended March 31, 2025, 2024, and 2023 earned by or paid to our chief executive officer, Mr. Li, our director and former Chief Executive Officer, Mr. Lam, the chief financial officer, Ms. Lin, and the chief accounting officer, Mr. Tsoi (the “named executive officers”).

Name and principal position	Year/ period	Fee earned or paid in cash	Base compensation and bonus	Share awards	Option awards	Non-equity incentive plan compensation	Change in pension value and non-qualified deferred	All other compensation	Total
		($)	($)	($)	($)	($)	($)	($)	($)
Mr. Wenjin Li Chief Executive Officer	Fiscal year ended March 31, 2023	-	-	-	-	-	-	-	-
	Fiscal year ended March 31, 2024	-	-	-	-	-	-	-	-
	Fiscal year ended March 31, 2025	-	-	-	-	-	-	-	-
Mr. Chi Ming Lam Director	Fiscal year ended March 31, 2023	73,333	-	-	-	-	-	1,744	75,077
	Fiscal year ended March 31, 2024	84,615	-	-	-	-	-	2,308	86,923
	Fiscal year ended March 31, 2025	84,615	-	-	-	-	-	2,308	86,923
Ms. Pik Chun Lin Chief Financial Officer	Fiscal year ended March 31, 2023	34,872	-	-	-	-	-	1,449	36,321
	Fiscal year ended March 31, 2024	110,256	-	-	-	-	-	2,308	112,564
	Fiscal year ended March 31, 2025	130,769	-	-	-	-	-	2,308	133,077
Mr. Chi Hei Tsoi Chief Accounting Officer	Fiscal year ended March 31, 2023	-	-	-	-	-	-	-	-
	Fiscal year ended March 31, 2024	-	-	-	-	-	-	-	-
	Fiscal year ended March 31, 2025	11,538	-	-	-	-	-	-	11,538

Compensation of Directors

For the fiscal year ended March 31, 2025, each of our independent directors, Ms. Chik, Mr. Lao and Mr. Yu each received US$5,675 in compensation. Our independent directors did not receive any compensation for the fiscal years ended March 31, 2024 and 2023.

Director Compensation – Non-Employee Directors

For the fiscal years ended March 31, 2024, and March 31, 2023, the Company did not have any non-employee independent directors. For the fiscal year ended March 31, 2025, the company had three independent directors, who are not employees of the Company or any of the Operating Subsidiaries, as non-employee directors. We pay our independent directors an annual compensation of HK$144,000 subject to terms of the definitive agreements. We also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities.

For the fiscal years ended March 31, 2024, and March 31, 2023, the Company did not have any non-employee non-independent directors. For the fiscal year ended March 31, 2025, the company had one non-employee non-independent director. On December 17, 2024, the board of directors of the Company increased the size of the board of directors by one director, pursuant to provisions in the second amended and restated articles of association of the Company, and approved the appointment of Mr. Wenjin Li as a director of the Company, effective December 17, 2024. Mr. Li accepted the position. Mr. Li receives an annual compensation of US$15,000 for his membership on the Board subject to the term of his definitive agreement. We also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities.

Effective June 2, 2025, Mr. Lam resigned as our Chairman and Chief Executive Officer and Mr. Li was appointed as our Chairman and Chief Executive Officer. Effective June 2, 2025, Mr. Li is considered an employee non-independent director and Mr. Lam is considered a non-employee non-independent director.

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

a.	Due from related parties

As of March 31, 2025, and 2024, the balances of amounts due from related parties were as follows:

	As of March 31,
	2025	2024	2023
	USD	USD	USD
Due from a related party
Mr. Chi Ming Lam (1 and 2)	-	-	78,355
Total	-	-	78,355

(1)	Mr. Chi Ming Lam was the Chief Executive Officer, director and Chairman of the Company until June 2, 2025. Effective June 2, 2025, Mr. Lam resigned from his position and is currently a director of the company.
(2)	The balance represented the advances to Mr. Lam. The amount was unsecured, interest-free and repayable on demand. The balance has been fully repaid as of the date of this report.

b.	Related party transactions

	For the years ended March 31,
	2025	2024	2023
	USD	USD	USD
Purchases from a related party
Mo Building Material Limited (1)	-	-	425,128
Total	-	-	425,128

Dividend declared and offsetting against due from
Mr. Chi Ming Lam (2)	1,108,692	1,711,225	2,564,103
Total	1,108,692	1,711,225	2,564,103

Advances from (Payment to) a related party
Mr. Chi Ming Lam (2 and 3)	-	1,058,733	632,648
Mr. Chi Ming Lam (2 and 3)	(1,108,692)	(2,730,449)	(2,754,955)
Total	(1,108,692)	(1,671,716)	(2,122,307)

(1)	Mo Building Material Limited is a company in which Mr. Chi Ming Lam had beneficial interest before September 2, 2022.
(2)	Mr. Chi Ming Lam was the Chief Executive Officer, director and Chairman of the Company until June 2, 2025. Effective June 2, 2025, Mr. Lam resigned from his position and is currently a director of the company.
(3)	Represents the total advances from (payments to) Mr. Lam for the years ended March 31, 2025, 2024, and 2023 which were non-trade in nature, unsecured, interest-free and had no fixed term of repayment. As of March 31, 2025, the amount due from Mr. Lam to the Company was nil.

There are no related party transactions to report for the period between March 31, 2025 and the date of this Annual Report, and as of the date of this Annual Report the Company has ceased all related party transactions.

Policies and Procedures for Related Party Transactions

Our board of directors has established an audit committee that is tasked with reviewing and approving all related party transactions.

C.	Board Practices

Board of Directors

Our board of directors consists of five (5) directors. We have three directors that are considered independent under Nasdaq Stock Market Listing Rules – Ms. Wai Chun Chik, Mr. Dongjie Lao, and Mr. Yu Yuan. Ms. Chik, Mr. Lao, and Mr. Yuan were appointed to the board effective November 25, 2024. We also have two directors that are considered non-independent under Nasdaq Stock Market Listing Rules – Mr. Chi Ming Lam and Mr. Wenjin Li. Mr. Lam was appointed as director, chief executive officer and chairman of the board on August 17, 2022. Effective June 2, 2025, Mr. Lam resigned as chairman and chief executive officer of the company and Mr. Li was appointed as chairman and chief executive officer of the company. Mr. Li was appointed to the board on December 17, 2024.

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

Board Committees

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Copy of our committee charters can be found on our corporate investor relations website at http://ms100.com.hk.

Each committee’s members were appointed to the committees effective November 25, 2024. Their functions are described below.

Audit Committee. The audit committee is comprised of Ms. Wai Chun Chik, Mr. Dongjie Lao and Mr. Yu Yuan with Ms. Wai Chun Chik serving as chair. Our board of directors has determined that Ms. Wai Chun Chik qualifies as an “audit committee financial expert” and has the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of Rule 5605(c)(2)(A) of the Nasdaq Stock Market Rules. We have also determined that Ms. Wai Chun Chik, Mr. Dongjie Lao and Mr. Yu Yuan satisfy the “independence” requirements for purposes of serving on an audit committee under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

A copy of the audit committee’s charter is available at our corporate website.

Compensation Committee. The Compensation Committee is comprised of Ms. Wai Chun Chik, Mr. Dongjie Lao and Mr. Yu Yuan, with Mr. Dongjie Lao serving as chair. We have also determined that Ms. Wai Chun Chik, Mr. Dongjie Lao and Mr. Yu Yuan satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is comprised of Ms. Wai Chun Chik, Mr. Dongjie Lao and Mr. Yu Yuan, with Mr. Yu Yuan serving as chairman. We have also determined that Ms. Wai Chun Chik, Mr. Dongjie Lao and Mr. Yu Yuan, satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

The nominating committee is responsible for, among other things:

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

Pursuant to the terms of the non-independent director agreement entered into between the Company and Mr. Chi Ming Lam, which term became effective on November 25, 2024, Mr. Lam receives a monthly remuneration of HK$55,000 which accrues on a day to day basis payable in arrears on the last day of each calendar month provided that if Mr. Lam’s appointment is terminated prior to the end of a calendar month, Mr. Lam shall only be entitled to a proportionate part of such salary in respect of the period of service during the relevant month up to the date of termination.

Pursuant to the terms of the non-independent director agreement entered into between the Company and Mr. Wenjin Li, which term was effective June 2, 2025, Mr. Li will receive a monthly remuneration of US$1,250 which accrues on a day to day basis payable in arrears on the last day of each calendar month provided that if Mr. Li’s appointment is terminated prior to the end of a calendar month, Mr. Li shall only be entitled to a proportionate part of such salary in respect of the period of service during the relevant month up to the date of termination.

Pursuant to the terms of the independent director agreements entered into with the Company’s 3 independent directors, the director shall receive a monthly remuneration of HK$12,000 which shall accrue on a day to day basis payable in arrears on the last day of each calendar month provided that if the director’s appointment is terminated prior to the end of a calendar month, the director shall only be entitled to a proportionate part of such salary in respect of the period of service during the relevant month up to the date of termination.

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

D.	Employees

See “Item 4. Information on the Company – B. Business Overview – Employees.”

E.	Share Ownership

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

Our Company is authorized to issue 100,000,000 Ordinary Shares with par value of US$0.0005. The calculations in the table below are based on 12,975,000 Ordinary Shares issued and outstanding as of the date of this Annual Report. All of our shareholders who own our Ordinary Shares have the same voting rights. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares.

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

None of our shareholders as of the date of this Annual Report is a record holder in the United States. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Office Unit B8, 27/F, NCB Innovation Centre, No. 888 Lai Chi Kok Road, Kowloon, Hong Kong. As of the date of this Annual Report, we have one shareholder of record.

Ordinary Shares beneficially owned
	Number	%
Directors and Executive Officers:
Wenjin LI Chief Executive Officer and Director
Pik Chun LIN Chief Financial Officer	-	-
Chi Hei TSOI Chief Accounting Officer	-	-
Chi Ming LAM, Director	10,554,000	81.34
Wai Chun CHIK, Director	-	-
Dongjie LAO, Director	-	-
Yu YUAN, Director	-	-
All directors and executive officers as a group	10,554,000	81.34

10,554,000 of the Company’s Ordinary Shares are owned by Mr. Chi Ming Lam, a citizen of Hong Kong. Mr. Lam owns 10,554,000 Ordinary Shares, which represent 81.34% of the Company’s 12,975,000 total issued and outstanding shares as of the date hereof. The Company is not aware that it is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees – 6.E. Share Ownership.”

B.	Related Party Transactions

Please refer to “Item 6. Directors, Senior Management and Employees – 6.B. Compensation.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 - “Financial Statements”.

●	Our audited financial statements as at and for the years ended March 31, 2025, March 31, 2024, and March 31, 2023 as required under this Item 8, are attached hereto and found immediately following the text of this Annual Report. The independent auditors’ report of SRCO Professional Corporation Chartered Professional Accountants (PCAOB ID: 5828) is included herein immediately preceding the financial statements.

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

Dividend Policy

For the years ended March 31, 2025 and March 31, 2024, MS (HK) Engineering Limited declared dividend of nil and HK$13,347,553 (approximately US$1,711,225), respectively, to our largest shareholder and director, Mr. Chi Ming Lam, which were used to offset the balance due from Mr. Chi Ming Lam. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

Our board of directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Please see Item 10. Additional Information – 6.E. Taxation” of this Annual Report for information on the potential tax consequences of any cash dividends declared.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our British Virgin Islands subsidiaries, MS (HK) Construction Engineering Limited and Lead Benefit International Limited, and our Hong Kong Operating Subsidiaries and Lead Benefit (HK) Limited. There are no taxes on dividend income in Hong Kong and the British Virgin Islands.

B.	Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “MSW”.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares are currently traded on the Nasdaq Capital Market under the symbol “MSW.” Our ordinary shares started trading on the Nasdaq Capital Market on November 25, 2024. The closing price for the ordinary shares was $1.59 on August 14, 2025.

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

See “Item 4. Information on the Company – B. Business Overview – Real Property.”

We entered into employment agreements with our senior executive officers – Ms. Pik Chun Lin on December 22, 2024, and Mr. Chi Hei Tsoi on March 11, 2024 and both employment agreements were effective as of November 21, 2024. We have also entered into indemnification agreements with our executive officers and directors– Mr. Wenjin Li, Ms. Pik Chun Lin, Mr. Chi Hei Tsoi, Mr. Chi Ming Lam, Ms. Wai Chun Chik, Mr. Dongjie Lao, and Mr. Yu Yuan. With the exception of Mr. Li’s indemnification agreement, all indemnification agreement became effective on November 25, 2024. Mr. Li’s indemnification agreement became effective on December 17, 2024 when he was appointed to the board of directors.

We entered into a non-independent director agreement with Mr. Lam, which also speaks to his employment as chief executive officer, with his appointment as director effective as of August 17, 2022 and his appointment as Chief Executive Officer effective as of the closing date of the Company’s initial public offering. The aforementioned agreement was superseded by another non-independent director agreement with Mr. Lam entered into on June 2, 2025, which confirms his resignation as Chief Executive Officer but his incumbent position as a director.

We entered into a non-independent director agreement with Mr. Li, with his appointment as director effective as of December 17, 2024, which was superseded by an updated agreement for his appointment as Chief Executive Officer effective as of June 2, 2025.

Finally, we have entered into independent director agreements with our 3 independent directors, which all became effective on November 25, 2024.

Employment Agreements between the Company and Ms. Lin, and Mr. Tsoi

Pursuant to the employment agreements entered between the Company and Ms. Lin and Mr. Tsoi, respectively (each an “executive” and together the “executives”), the initial term of their employment agreements is from November 21, 2024, i.e., the date of effectiveness of the Company’s registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission until or unless terminated by either party by giving not less than three (3) months’ notice in writing or payment in lieu. The Company can terminate the executive’s employment immediately without notice or payment in lieu if he/she willfully disobeys a lawful and reasonable order; he/she misconducts himself such conduct being inconsistent with the due and faithful discharge of his duties; he/she commits a fraudulent or dishonest act; he/she is habitually neglectful in his duties; or on any other ground on which the Company would be entitled to terminate his employment without notice at common law. Should the Company terminate the executive’s employment, all of the executive’s post termination obligations contained in the employment agreement, in particular the confidentiality, non-solicitation and non-competition provisions in, shall remain in full force and effect. The executive’s primary place of work will be in Hong Kong. The executive will perform all duties assigned to him in her/his capacity as Chief Financial Officer/Chief Accounting Officer, as applicable of the Company in connection with the business of the Company including the specific duties set out in the executive’s employment agreement and any other duties or tasks assigned by the Company or the CEO from time to time. The executives will report to the CEO and/or any other representative of the Group as directed by the CEO. The executive owes fiduciary obligations to the Company and will act in good faith and fidelity to the Company, including ensuring there is no conflict between the personal interest of the executive and his/her duties to the Company. The executive will fully disclose and obtain prior written consent from the CEO and/or the representatives to enter into any transaction or contract or commercial arrangement for profit where such a transaction or contract or arrangement is in direct or indirect conflict between the personal interest of the executive and his/her duties to the Company. The executive will not to accept any payment or other benefit in money or kind from any person or entity as an inducement or reward for any act or forbearance in connection with any matter or business transacted by or on behalf of the Company. The executive shall be responsible for and shall indemnify the Company in respect of the payment of all salaries tax and any other form of taxation in respect of all payments payable to the executive under his/her employment agreement.

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

Indemnification agreements with Mr. Li, Ms. Lin, Mr. Tsoi, Mr. Lam, Ms. Chik, Mr. Lao, and Mr. Yuan

Pursuant to the indemnification agreements entered between the Company and the executive officers (Mr. Li, Ms. Lin, and Mr. Tsoi) and the directors (Mr. Lam, Ms. Chik, Mr. Lao, and Mr. Yuan) (each executive officer and director an “indemnitee”), the Company will indemnify the indemnitee, to the fullest extent permitted by the laws of the State of New York, or as such laws may from time to time hereafter be amended to increase the scope of such permitted indemnification, against any and all losses if the indemnitee was or is or becomes a party to or participant in, or is threatened to be made a party to or participant in, any claim by reason of or arising in part out of an indemnifiable event, including, without limitation, claims brought by or in the right of the Company, claims brought by third parties, and claims in which the indemnitee is solely a witness. An indemnifiable event includes any event or occurrence, whether occurring before, on or after the closing date of the Company’s initial public offering, related to the fact that the indemnitee is or was a director, officer, employee or agent of the Company or any subsidiary of the Company, or is or was serving at the request of the Company as a director, officer, employee, member, manager, trustee or agent of any other corporation, limited liability company, partnership, joint venture, trust or other entity or enterprise or by reason of an action or inaction by the indemnitee in any such capacity (whether or not serving in such capacity at the time any loss is incurred for which indemnification can be provided under the indemnification agreement).

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

Non-independent director agreement with Mr. Lam

Mr. Lam’s appointment as director was effective as of August 17, 2022. Mr. Lam’s term as chief executive officer commenced from November 25, 2024, i.e., the closing date of the Company’s initial public offering, and was effective until June 2, 2025, on which date Mr. Lam entered into a new non-independent director agreement which confirmed his resignation as chief executive officer while retaining his duties as a director of the Company. Mr. Lam’s terms as director is to continue until Mr. Lam’s successor is duly elected or appointed and qualified or until Mr. Lam’s earlier death, disqualification, resignation or removal from officer, pursuant to the terms of the non-independent director agreement between the Company and Mr. Lam and the Company’s then current memorandum and articles of association, as may be amended from time to time, or any applicable laws, rules, or regulations. Mr. Lam receives a monthly remuneration of HK$55,000, which compensation may be reviewed during the term of his non-independent director agreement with the Company by the Compensation Committee pursuant to its terms of reference. Any adjustment to the compensation will be recommended by the Compensation Committee and approved by the board. The director is reimbursed for all reasonable expenses incurred in connection with the director’s positions as a member of the board and for services as a member of each committee of the board to which the director may be appointed.

Mr. Lam’s duties include, but are not limited by, the following:

(a) devoting a sufficient amount of time and attention to the interests and affairs of the Company in the discharge of duties of his office as a director and, where relevant, as an officer of such other members of the Group as are necessary for the proper and efficient administration, supervision, and management of the strategic planning, corporate management and business development of the Group;

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

(f) acting in accordance with his powers and obligations as a director and using his best endeavours to comply with and to cause the Company to comply with

(a) his non-independent director agreement with the Company;

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

Non-independent director agreement with Mr. Li

Mr. Li’s appointment as director has been effective as of December 17, 2024. Mr. Li was subsequently appointed as chief executive officer, effective as of June 2, 2025. Mr. Li’s term as director of the Company and chief executive officer and chairman of the board commenced from December 17, 2024 and June 2, 2025, respectively, and will continue until Mr. Li’s successor is duly elected or appointed and qualified or until Mr. Li’s earlier death, disqualification, resignation or removal from officer, pursuant to the terms of the non-independent director agreement between the Company and Mr. Li and the Company’s then current memorandum and articles of association, as may be amended from time to time, or any applicable laws, rules, or regulations. Mr. Lam will receive a monthly remuneration of US$1,250, which compensation may be reviewed during the term of his non-independent director agreement with the Company by the Compensation Committee pursuant to its terms of reference. Any adjustment to the compensation will be recommended by the Compensation Committee and approved by the board. The director will be reimbursed for all reasonable expenses incurred in connection with the director’s positions as a member of the board and for services as a member of each committee of the board to which the director may be appointed.

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

Mr. Li is required to abide by the Company’s Code of Business Conduct and Ethics.

Mr. Li will cooperate with the Company to take all steps necessary or appropriate for the withholding of taxes by the Company required under law or regulation, and the Company may act unilaterally in order to comply with such laws.

Independent director agreement with Ms. Chik, Mr. Lao, and Mr. Yuan

Pursuant to the independent director agreements entered between the Company and the directors, Ms. Chik, Mr. Lao, and Mr. Yuan, respectively (each an “independent director”), the initial term of employment of the independent director commenced from November 25, 2024, i.e., the closing date of the Company’s initial public offering and will continue until the independent director’s successor is duly elected or appointed and qualified or until the independent director’s earlier death, disqualification, resignation or removal from officer, pursuant to the terms of the independent director agreement between the Company and the independent director and the Company’s them current memorandum and articles of association, as may be ended from time to time, or any applicable laws, rules, or regulations. The independent directors receive a monthly remuneration of HK$12,000, which compensation may be reviewed during the term of his/her independent director agreement with the Company by the Compensation Committee pursuant to its terms of reference. Any adjustment to the compensation will be recommended by the Compensation Committee and approved by the board. The independent director is reimbursed for all reasonable expenses incurred in connection with the director’s positions as a member of the board and for services as a member of each committee of the board to which the director may be appointed.

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

Convertible Promissory Notes

On May 23, 2025, the Company issued convertible promissory notes (the “Notes”) to Unit Meta AI Tech Limited, a company incorporated in Hong Kong, and Gallant Witness Limited, a company incorporated in the British Virgin Islands, both being independent third parties of the Company which are not related, in the principal amount of US$37 million and US$37 million, respectively, in a transaction exempted from registration under the Securities Act of 1933, as amended (the “Transaction”).

Pursuant to the Notes, the maturity date is 60 months from the original issuance date of the Notes. Interest shall accrue on the unpaid principal balance of the Notes at the rate of 6% per annum from the date of the Notes until the Notes are paid in full. At any time after the one-year anniversary of the original issuance date, the Notes shall be convertible (in whole or in part) at the option of the holder into such number of fully paid and non-assessable Ordinary Shares in the following formula: conversion shares equals to dividing (i) portion of the outstanding principal and any accrued and unpaid interest thereon that the holder elects to convert; by (ii) the conversion price (the “Conversion Price”) then in effect on the date on which the holder delivers a notice of conversion to the issuer. The Conversion Price shall be US$3.24, subject to adjustment provided in the Notes, such as share subdivision, combination, reclassification, exchange or substitution. The Company will use the net proceeds from the offering of the Notes for working capital and general corporate purposes.

Other than the real property lease, the form of independent director and indemnification agreement for our independent directors, the form of non-independent director and indemnification agreements with Mr. Li and Mr. Lam, and the Convertible Promissory Notes with Unit Meta AI Tech Limited and Gallant Witness Limited, as described in this Annual Report, we have not entered into any material agreements other than in the ordinary course of business.

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

Hong Kong Taxation

The following brief description of Hong Kong laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. Please refer to “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy.”

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

The discussion set forth below is addressed only to U.S. Holders that purchase the Company’s Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

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

In determining whether we are a PFIC under the assets test, a number of different kinds of assets must be taken into account. Our Operating Subsidiaries have considerable assets used in its operations which would be counted as active assets. However, in our initial public offering we expected to raise for our Company considerable cash. The IRS has stated that cash, even if held as working capital, produces passive income and is therefore a passive asset. Our status as a PFIC under the assets test will therefore depend in part on how quickly we spend the cash that we raise. Our status as a PFIC could also depend on the value of our stock as determined by the market (which may be volatile). PFIC status based on assets is calculated annually and is based on the average quarterly value of our assets. Accordingly, our status as a PFIC based on the assets test could change from year to year.

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

If you make a valid mark-to-market election and if we subsequently make dividend distributions, the tax rules that apply to distributions by corporations which are not PFICs would apply to such distributions, except that the lower applicable capital gains rate for qualified dividend income discussed above under “– Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

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

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration Risk

For the years ended March 31, 2025, 2024 and 2023, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

During the fiscal year ended March 31, 2025, (i) there were five customers generated income which accounted for over 10% of the total revenue generated for that period; and (ii) no supplier accounted for over 10% of the total purchases for that period.

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

As of March 31, 2025, (i) there was one customer which accounted for over 10% of the consolidated accounts receivable; and (ii) none of the suppliers which accounted for over 10% of the total consolidated accounts payable.

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

The exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our life insurance policy, cash surrender value, bank deposits (including our own cash at banks), accounts receivable, net, deposits and contract assets. The Company considers the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated statement of financial position. As of March 31, 2025, 2024 and 2023, the cash balances of USD249,923, USD1,080,514 and USD323,958, respectively, were substantially maintained at financial institutions in Hong Kong, respectively.

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

Interest Rate Risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on cash deposit and floating rate bank borrowings. Our Group has not used any derivative financial instruments to manage the interest risk exposure. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by our Group at the end of the reporting period, the impact on our loss for the year is estimated as an annualized impact on interest expense or income of such a change in interest rates.

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

Currency Risk

Our Group’s operating activities are transacted in HKD. Foreign exchange risk arises from future commercial transactions, and recognized assets and liabilities. Our Group considers the foreign exchange risk in relation to transactions denominated in HKD with respect to USD is not significant as HKD is pegged to USD.

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

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-281817), or the IPO Form F-1, in relation to our initial public offering of 1,725,000 ordinary shares (including over-allotment) at an offering price of US$5.50 per share. The IPO Form F-1 was declared effective by the SEC on November 21, 2024. Our initial public offering closed on November 25, 2024.

The total expenses incurred for our company’s account in connection with our initial public offering were approximately US$2.9 million, including underwriting discounts and commissions of approximately US$0.9 million and other expenses of approximately US$2.0 million None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of the Company’s ordinary shares, or our affiliates.

After deducting the total expenses, we received net proceeds of approximately US$6.6 million from our initial public offering.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of Ming Shing’s ordinary shares, or our affiliates.

As of the date of this Annual Report, we used (i) Nil for expanding our workforce; (ii) US$1.3 million for repayment of bank borrowings and finance leases; (iii) Nil for acquiring additional equipment; (iv) Nil for procuring an enterprise resources planning system; and (iv) US$2.6 million for general working capital. We still intend to use the remainder of the proceeds as disclosed in our IPO Form F-1 dated September 27, 2024.

As of the date of this Annual Report, we repaid the following components of our bank borrowings using the proceeds:

No.	Bank	Interest rate	Maturity Date	Amount Outstanding at the time of repayment	Repayment with proceeds
		%		US$	US$
1	DBS Bank (Hong Kong) Limited	5.18	December 9, 2024	85,897	85,897
2	DBS Bank (Hong Kong) Limited	5.61	December 20, 2024	23,077	23,077
3	The Bank of East Asia, Limited	6.485	January 3, 2025	128,205	128,205
4	The Bank of East Asia, Limited	6.585	January 14, 2025	128,205	128,205
5	The Bank of East Asia, Limited	6.275	January 28, 2025	512,821	512,821
6	The Bank of East Asia, Limited	6.035	February 16, 2025	256,410	256,410
7	The Bank of East Asia, Limited	6.035	February 17, 2025	320,513	165,385

			Total	1,455,128	1,300,000

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2025.

Based on that evaluation, our management has concluded that, as of March 31, 2025, our disclosure controls and procedures were effective. We believe that the consolidated financial statements included in this Annual Report correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

B.	Management’s annual report on internal control over financial reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

In connection with the audits of our consolidated financial statements as of March 31, 2024, we identified certain material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

Our management has implemented necessary to remediate the underlying causes of these material weaknesses, including (i) conducted regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; ii) established three committees under the board of directors: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee (see “Item 6. Directors, Senior Management and Employees” for details); and iii) actively hired more qualified staff to fill up key roles in the operations. Management believes that it has completed its remediation activities by testing the operating effectiveness of the enhanced controls and found them to be effective. Based on the implementation work and results of testing performed, we have concluded that the previously identified material weaknesses were remediated as of March 31, 2025.

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

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a Code of Business Conduct and Ethics, which is applicable to all of our directors, officers, and employees. Our Code of Business Conduct and Ethics is publicly available on our website.

Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at http://ms100.com.hk within four business days following the amendment or waiver. During fiscal year 2025, no amendments to or waivers from the Code were made or given for any of our executive officers.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

On April 11, 2025, the Audit Committee dismissed ZH CPA, LLC (“ZH CPA”) as its independent registered public accounting firm, effective immediately. ZH CPA had served as the Company’s independent registered public accounting firm since August 8, 2022. On April 11, 2025, the Audit Committee approved the appointment of SRCO Professional Corporation Chartered Professional Accountants (“SRCO”) as the Company’s independent registered public accounting firm, effective immediately.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by SRCO, our independent registered public accounting firm, and ZH CPA, our previous independent registered public accounting firm, for the periods indicated.

Nature of Services	For the year ended March 31, 2025 $	For the year ended March 31, 2024 $
Audit fee (1)	150,000	190,000
Audit-related fees (2)	-	35,000
Tax fees (3)	-	-
All other fees (4)	-	-
	150,000	225,000

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

(3) “Tax fees” represents the aggregate fees billed for professional services rendered by our auditor for tax compliance, tax advice and tax planning.

(4) “All other fees” refers to the fees not covered in (1) and (2) above.

Audit Committee’s Pre-Approval Policies and Procedures

Section 10A(i) of the Exchange Act prohibits our auditors from performing audit services for us as well as any services not considered to be “audit services” unless such services are pre-approved by the Audit Committee of the Board, or unless the services meet certain de minimis standards.

The Audit Committee’s charter, adopted as of January 9, 2024, provides, among other things, that the Audit Committee must review and approve in advance any and all audit and audit-related services and other compensation related thereto, and permissible non-audit services to be performed by the auditors for the Company that the Audit Committee deems advisable in accordance with applicable requirements; and (ii) must consider the impact of such service and fees on the independence of the auditor. The Audit Committee comprises of three independent directors.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 11, 2025, the audit committee (the “Audit Committee”) of the board of directors (the “Board”) of the Company dismissed ZH CPA as its independent registered public accounting firm, effective immediately. ZH CPA had served as the Company’s independent registered public accounting firm since August 8, 2022. On April 11, 2025, the Audit Committee approved the appointment of SRCO Professional Corporation Chartered Professional Accountants (“SRCO”) as the Company’s independent registered public accounting firm, effective immediately. The services previously provided by ZH CPA will be provided by SRCO, effective as of April 11, 2025.

SRCO is the current auditor of the Company. The Company furnished a Form 6-K on EDGAR under the Company’s profile on April 11, 2025.

The reports of ZH CPA on the financial statements of Ming Shing for the years ended March 31, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the years ended March 31, 2024 and 2023, through April 11, 2025, there were no disagreements with ZH CPA on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of ZH CPA, would have caused ZH CPA to make reference to the subject matter of the disagreement in connection with its reports on Ming Shing’s financial statements for such periods.

There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the two years ended March 31, 2024 and 2023 and through April 11, 2025.

Ming Shing provided ZH CPA with a copy of the forgoing disclosure and required under Item 16F of Form 20-F and requested ZH CPA to furnish Ming Shing with a letter addressed to the Securities and Exchange Commission stating whether or not ZH CPA agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of ZH CPA’s letter, dated April 11, 2025, is filed as Exhibit 15.1.

During the years ended March 31, 2024 and 2023 and through April 11, 2025, neither Ming Shing nor anyone acting on Ming Shing’s behalf, consulted SRCO with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Ming Shing’s consolidated financial statements, and neither a written report was provided to Ming Shing nor oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by Ming Shing in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

We are listed on the Nasdaq Capital Market. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. A Nasdaq-listed non-US company is required to provide a general summary of the significant differences to its US investors either on the company website or in its annual report distributed to its US investors. We are committed to a high standard of corporate governance.

We endeavor to comply with the Nasdaq corporate governance practices and there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See the Index to Financial Statements accompanying this report beginning page F-1.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Description
1.1	Articles of Association of Ming Shing Group Holdings Limited (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
1.2	Memorandum of Association of Ming Shing Group Holdings Limited (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
1.3	Amended and Restated Articles of Association of Ming Shing Group Holdings Limited (incorporated by reference to Exhibit 3.3 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
1.4	Amended and Restated Memorandum of Association of Ming Shing Group Holdings Limited (incorporated by reference to Exhibit 3.4 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
1.5	Second Amended and Restated Articles of Association of Ming Shing Group Holdings Limited (incorporated by reference to Exhibit 3.5 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
1.6	Second Amended and Restated Memorandum of Association of Ming Shing Group Holdings Limited (incorporated by reference to Exhibit 3.6 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
2.2	Description of Securities
4.1	Form of Indemnification Agreement between Ming Shing Group Holdings Limited and its directors and executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
4.2	Director Agreement between Ming Shing Group Holdings Limited and its director, CEO, and chairman of the board, Wenjin Li
4.3	Employment Agreement between Ming Shing Group Holdings Limited and its CFO, Pik Chun Lin (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
4.4	Employment Agreement between Ming Shing Group Holdings Limited and its CAO, Chi Hei Tsoi (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
4.5	Form of Independent Director Agreement between Ming Shing Group Holdings Limited and each director nominee (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
4.6	Director Agreement between Ming Shing Group Holdings Limited and its director, CEO, and chairman of the board, Chi Ming Lam
4.7	Form of Convertible Promissory Note issued by the Company to Unit Meta AI Tech Limited (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K furnished to the SEC on May 23, 2025)
4.8	Form of Convertible Promissory Note issued by the Company to Gallant Witness Limited (incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K furnished to the SEC on May 23, 2025)
4.9	Office Lease of Office Unit B8, 27/F, NCB Innovation Centre, No. 888 Lai Chi Kok Road, Kowloon, Hong Kong
8.1	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.6 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
11.2	Insider Trading Policy (incorporated by reference to Exhibit 99.7 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2022
12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2022
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter from ZH CPA, LLC dated April 11, 2025 (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K furnished to the SEC on April 11, 2025)
15.2	Consent of David Fong & Co.
15.3	Consent of China Commercial Law Firm
97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 99.8 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FIRST PHOSPHATE CORP.

Date: August 15, 2025

	By:	/s/ Wenjin Li
	Name:	Wenjin Li
	Title:	Chairman of the Board and Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ming Shing Group Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Ming Shing Group Holdings Limited and its subsidiaries (collectively referred to as the “Group”) as of March 31, 2025, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for the year ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2025 and the results of its operations and its cash flows for the year ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ SRCO Professional Corporation

We have served as the Group’s auditor since 2025.	CHARTERED PROFESSIONAL ACCOUNTANTS
Richmond Hill, Canada	Authorized to practice public accounting by the
August 15, 2025	Chartered Professional Accountants of Ontario

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
Denver, Colorado

August 26, 2024

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

Ming Shing Group Holdings Limited and its subsidiaries

Consolidated Balance Sheets

As of March 31, 2025 and 2024

	As of March 31,
	2025	2024
	USD	USD

Assets
Current assets
Cash and cash equivalents	249,923	1,080,514
Accounts receivable, net (Note 3)	4,222,982	1,643,568
Contract assets (Note 4)	5,304,061	6,098,497
Deposits, prepayments and other current assets (Note 5)	483,864	20,925
Total current assets	10,260,830	8,843,504

Non-current assets
Property and equipment, net (Note 6)	1,132,422	1,223,100
Right-of-use assets – finance lease (Note 7)	147,967	216,065
Life insurance policy, cash surrender value (Note 2)	167,224	160,891
Contract assets (Note 4)	1,636,414	740,600
Deferred offering costs	-	704,568
Deferred tax assets (Note 12)	79,426	150
Total non-current assets	3,163,453	3,045,374

Total assets	13,424,283	11,888,878

Current liabilities
Accounts payable (Note 8)	3,964,976	3,166,177
Bank and other borrowings (Note 10)	4,761,434	3,818,453
Finance lease liabilities (Note 7)	66,150	67,372
Accrued expenses and other current liabilities (Note 9)	412,470	136,791
Income tax payable	321,445	552,670
Total current liabilities	9,526,475	7,741,463

Non-current liabilities
Bank and other borrowings (Note 10)	2,865,484	3,033,780
Finance lease liabilities (Note 7)	48,345	114,495
Deferred tax liabilities (Note 12)	-	878
Total non-current liabilities	2,913,829	3,149,153

Total liabilities	12,440,304	10,890,616

Shareholders’ equity
Ordinary shares, 100,000,000 shares authorized; USD0.0005 par value, 12,975,000 and 11,250,000 shares issued and outstanding, as of March 31, 2025 and 2024, respectively* (Note 17)	6,488	5,625
Subscription receivable	-	(5,625)
Additional paid in capital	6,819,954	1,282
(Accumulated deficit) Retained earnings	(5,842,463)	996,980
Total shareholders’ equity	983,979	998,262

Total liabilities and shareholders’ equity	13,424,283	11,888,878

Commitments and contingencies (Note 15)
Subsequent Events (Note 18)

*	Retrospectively restated for effect of share reorganization (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Ming Shing Group Holdings Limited and its subsidiaries

Consolidated Statements of Operations and Comprehensive (Loss) Income

For the Years Ended March 31, 2025, 2024 and 2023

	For the years ended March 31,
	2025	2024	2023
	USD	USD	USD

Revenue	33,851,041	27,572,692	21,868,220
Cost of revenue	(35,157,150)	(22,479,613)	(18,373,672)
Gross (loss) profit	(1,306,109)	5,093,079	3,494,548

Operating expenses
General and administrative expenses (Note 11)	(4,048,726)	(1,846,753)	(855,597)
Total operating expenses	(4,048,726)	(1,846,753)	(855,597)

(Loss) Income from operations	(5,354,835)	3,246,326	2,638,951

Other income (expense)
Interest expense, net	(508,810)	(286,090)	(179,986)
Other income	52,740	15,297	797,160
Total other expense (income), net	(456,070)	(270,793)	617,174

(Loss) Income before tax expense	(5,810,905)	2,975,533	3,256,125
Income tax benefit (expense) (Note 12)	80,154	(648,936)	(468,889)
Net (loss) income and total comprehensive (loss) income	(5,730,751)	2,326,597	2,787,236

Net (loss) income per share attributable to ordinary shareholders
Basic and diluted (Note 13)	(0.48)	0.21	0.25

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	11,849,178	11,250,000	11,250,000

The accompanying notes are an integral part of these consolidated financial statements.

Ming Shing Group Holdings Limited and its subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended March 31, 2025, 2024 and 2023

	Ordinary Shares			Additional		Total
	Number of shares	Amount	Subscription receivable	paid in capital	Retained Earnings	Shareholders’ Equity
		USD	USD	USD	USD	USD
Balance as of April 1, 2022	11,250,000	5,625	(5,625)	1,282	158,475	159,757
Net income for the year	-	-	-	-	2,787,236	2,787,236
Dividend declared and settled (Note 14)	-	-	-	-	(2,564,103)	(2,564,103)
Balance as of March 31, 2023	11,250,000	5,625	(5,625)	1,282	381,608	382,890

	Ordinary Shares			Additional		Total
	Number of shares	Amount	Subscription receivable	paid in capital	Retained Earnings	Shareholders’ Equity
		USD	USD	USD	USD	USD
Balance as of April 1, 2023	11,250,000	5,625	(5,625)	1,282	381,608	382,890
Net income for the year	-	-	-	-	2,326,597	2,326,597
Dividend declared and settled (Note 14)	-	-	-	-	(1,711,225)	(1,711,225)
Balance as of March 31, 2024	11,250,000	5,625	(5,625)	1,282	996,980	998,262

					Retained
	Ordinary Shares			Additional	Earnings	Total
	Number of shares	Amount	Subscription receivable	paid in capital	(Accumulated deficit)	Shareholders’ Equity
		USD	USD	USD	USD	USD
Balance as of April 1, 2024	11,250,000	5,625	(5,625)	1,282	996,980	998,262
Issuance of ordinary shares	-	-	5,625	-	-	5,625
Issuance of ordinary shares pursuant to IPO, net of offering costs (Note 14)	1,725,000	863	-	6,818,672	-	6,819,535
Net loss for the year	-	-	-	-	(5,730,751)	(5,730,751)
Dividend declared and settled (Note 14)	-	-	-	-	(1,108,692)	(1,108,692)
Balance as of March 31, 2025	12,975,000	6,488	-	6,819,954	(5,842,463)	983,979

The accompanying notes are an integral part of these consolidated financial statements.

Ming Shing Group Holdings Limited and its subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended March 31, 2025, 2024 and 2023

	For the years ended March 31,
	2025	2024	2023
	USD	USD	USD
Operating activities:
Net (loss) income	(5,730,751)	2,326,597	2,787,236
Adjustments:
Depreciation on property and equipment	82,425	26,214	5,001
Amortization of right-of-use assets – finance lease	68,098	79,521	74,671
Gain on disposal of right-of-use assets – finance lease	-	(3,686)	(17,308)
Gain on disposal of a motor vehicle	(2,003)	-	-
Change in cash value of life insurance policy	(6,333)	(5,140)	(4,266)
Expected credit loss allowance	836,720	30,075	71,386
Deferred income tax (benefit) expense	(80,154)	(183)	(803)
Previously deferred IPO cost that expensed in the year	-	370,957	-
Change in working capital items:
Change in accounts receivable	(2,862,829)	1,724,503	369,117
Change in contract assets	(652,491)	(3,692,174)	(2,466,428)
Change in deposits, prepayments and other current assets	(465,131)	17,856	(7,430)
Change in accounts payable	798,799	1,282,131	49,943
Change in income tax payable	(231,225)	247,080	(73,988)
Change in accrued expenses and other current liabilities	275,679	53,438	8,197
Cash (used in) provided by operating activities	(7,969,196)	2,457,189	795,328

Investing activities:
Purchase of property and equipment	-	(1,147,262)	(15,384)
Sales proceeds from disposal of right-of-use assets – finance lease	-	-	51,282
Sales proceeds from disposal of a motor vehicle	10,256	-	-
Cash provided by (used in) investing activities	10,256	(1,147,262)	35,898

Financing activities:
Proceeds from new bank and other borrowings	16,501,786	23,383,104	10,307,778
Repayment of bank and other borrowings	(15,727,101)	(21,852,990)	(7,995,854)
Initial payments for finance lease liabilities	-	-	(2,308)
Principal payments for finance lease liabilities	(67,372)	(119,465)	(129,148)
Advances from a related party	-	1,058,733	632,648
Repayments to a related party	(1,108,692)	(2,730,449)	(2,754,955)
Issuance of shares	9,493,125	-	-
Payment for offering cost	(1,963,397)	(292,304)	(783,221)
Cash provided by (used in) financing activities	7,128,349	(553,371)	(725,060)

Net (decrease) increase in cash and cash equivalents	(830,591)	756,556	106,166

Cash and cash equivalents as of beginning of the year	1,080,514	323,958	217,792

Cash and cash equivalents as of the end of the year	249,923	1,080,514	323,958

Supplementary Cash Flows Information
Cash paid for income tax	231,225	402,038	543,680

Cash paid for interest	508,810	286,090	179,986

Supplemental of Non-Cash Investing and Financing Activities

Right-of-use assets – finance lease obtained in exchange for new finance lease liabilities	-	-	297,179

Proceeds from disposal of Right-of-use assets – finance lease received by a director on behalf of the Company	-	51,282	-

Dividend declared and offset against due from major shareholder	1,108,692	1,711,225	2,564,103

The accompanying notes are an integral part of these consolidated financial statements.

Ming Shing Group Holdings Limited and its Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2025, 2024 and 2023

1. Organization and Business Description

Organization and Nature of Operations

Ming Shing Group Holdings Limited (the “Company”) is a limited liability company established under the laws of the Cayman Islands on August 2, 2022. It is a holding company with no business operation.

The Company conducts its primary operations, which are provision of wet trades works, through its indirectly wholly owned subsidiaries, MS (HK) Engineering Limited and MS Engineering Co., Limited, which are incorporated and domiciled in Hong Kong SAR. They are wholly owned subsidiary of MS (HK) Construction Engineering Limited which was incorporated and is domiciled in British Virgin Islands.

The Company will commence the development and investment of the Bitcoin network through its indirectly wholly owned subsidiary, Lead Benefit (HK) Limited, which is incorporated and domiciled in Hong Kong SAR. It is wholly owned subsidiary of Lead Benefit International Limited which was incorporated and is domiciled in British Virgin Islands.

The accompanying consolidated financial statements reflect the activities of the Company and the following entities:

Subsidiary	Date of incorporation	Jurisdiction of Formation	Percentage of Ownership	Principal Activities

Ming Shing Group Holdings Limited (“MSG”)	August 2, 2022	Cayman Islands	Parent	Investment holding

MS (HK) Construction Engineering Limited (“MSC”)	August 17, 2022	British Virgin Islands	100%	Investment holding

MS (HK) Engineering Limited (“MSHK”)	October 12, 2012	Hong Kong	100%	Provision of wet trades works

MS Engineering Co., Limited (“MSE”)	March 27, 2019	Hong Kong	100%	Provision of wet trades works

Lead Benefit International Limited	December 9, 2024	British Virgin Islands	100%	Investment holding

Lead Benefit (HK) Limited	December 23, 2024	Hong Kong	100%	Development and investment of the Bitcoin network

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

The Company completed its initial public offering on the NASDAQ on November 22, 2024, issuing 1,500,000 ordinary shares at a price of USD5.50 per share. In addition, the Company entered into an underwriting agreement with the underwriter on November 21, 2024, which granted the underwriter a 45-day option to purchase up to an additional 225,000 ordinary shares at the public offering price of USD5.50 per share, less underwriting discounts, to cover any over-allotment. Subsequently, on December 9, 2024, the underwriter exercised the over-allotment option in full, purchasing an additional 225,000 ordinary shares at the public offering price of USD5.50 per share. The initial public offering and the exercise of the over-allotment option closed on December 9, 2024, with gross proceeds totaling USD9,487,500, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on November 22, 2024 on The Nasdaq Capital Market and commenced trading under the ticker symbol “MSW”.

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

Following the Share Subdivision and on the same day, Mr. Chi Ming Lam proposed to surrender 6,450,000 ordinary shares with a par value of USD0.0005 to the Company for no consideration (the “Surrendered Shares”). The then sole shareholder of our Company resolved and approved for the Surrendered Shares be immediately cancelled upon their surrender, and the Company approved the surrender and cancellation of such share on December 8, 2022. Subsequently, Mr. Chi Ming Lam held 16,050,000 Ordinary Shares of the Company with a par value of USD0.0005.

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

On June 2, 2023, Mr. Chi Ming Lam proposed to surrender 2,925,000 ordinary shares with a par value of USD0.0005 to the Company for no consideration (the “Second Surrendered Shares”). The then sole shareholder of our Company resolved and approved for the Second Surrendered Shares be immediately cancelled upon their surrender, and the Company approved the surrender and cancellation of such share on June 2, 2023. Subsequently, Mr. Chi Ming Lam held 13,125,000 Ordinary Shares of the Company with a par value of USD0.0005. The cancellation was retroactively presented in prior periods.

On June 12, 2023, Mr. Chi Ming Lam proposed to surrender 375,000 ordinary shares with a par value of USD0.0005 to the Company for no consideration (the “Third Surrendered Shares”). The then sole shareholder of our Company resolved and approved for the Third Surrendered Shares be immediately cancelled upon their surrender, and the Company approved the surrender and cancellation of such share on June 12, 2023. Subsequently, Mr. Chi Ming Lam held 12,750,000 Ordinary Shares of the Company with a par value of USD0.0005. The cancellation was retroactively presented in prior periods.

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

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries (collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

Risk and Uncertainty

Significant Risks

Currency Risk

The Company’s operating activities are transacted in HKD. Foreign exchange risk arises from future commercial transactions, and recognized assets and liabilities. The Company considers the foreign exchange risk in relation to transactions denominated in HKD with respect to USD is not significant as HKD is pegged to USD.

Concentration Risk

For the years ended March 31, 2025, 2024 and 2023, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

During the years ended March 31, 2025, 2024 and 2023, there were six, two and four customers generated income which accounted for over 10% of the total revenue generated for that year, respectively. The details are as follows:

	For the years ended March 31,
	2025	2024	2023

Customer A	18.2%	0%	0%
Customer B	15.0%	62.2%	15.7%
Customer C	14.6%	5.0%	0%
Customer D	13.7%	13.3%	14.9%
Customer E	13.4%	3.3%	0%
Customer F	10.4%	6.2%	42.1%
Customer G	0%	0.6%	15.4%

As of March 31, 2025 and 2024, accounts receivable due from these customers, and there were three and two accounts receivable which accounted for over 10% of the total consolidated accounts receivable, respectively. The details are as follows:

	As of March 31,
	2025	2024

Customer D	44.1%	5.9%
Customer A	14.4%	0%
Customer F	19.0%	6.9%
Customer H	1.6%	47.6%
Customer C	6.9%	19.3%

During the years ended March 31, 2025, 2024 and 2023, there were no supplier accounted for over 10% of the total purchases for that year, respectively.

As of March 31, 2025 and 2024, there were zero and one supplier which accounted for over 10% of the total consolidated accounts payable, respectively. The details are as follows:

	As of March 31,
	2025	2024
Supplier A	0%	12.0%

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

The exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our life insurance policy, cash surrender value, bank deposits (including our own cash at banks), accounts receivable, net, deposits and contract assets. The Company considers the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated balance sheets. As of March 31, 2025 and 2024, USD249,923 and USD1,080,514 were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of USD102,564 (HKD800,000) and USD64,103 (HKD500,000) as of March 31, 2025 and 2024, respectively. Otherwise, the balances of USD34,195 and USD852,466 are not covered by insurance as of March 31, 2025 and 2024, respectively. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

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

Interest rate risk

The following table details the interest rate risk profile of the Company’s borrowings as of March 31, 2025 and 2024:

	As of March 31,
	2025	2024
	USD	USD
Fixed rate borrowings:
Finance lease liabilities, current	66,150	67,372
Finance lease liabilities, non-current	48,345	114,495
Bank and other borrowings, current	1,053,317	-

Floating rate borrowings:
Bank and other borrowings, current	3,708,117	3,818,453
Bank and other borrowings, non-current	2,865,484	3,033,780

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on and floating rate bank and other borrowing. The Company has not used any derivative financial instruments to manage the interest risk exposure.

At March 31, 2025, and 2024, it is estimated that a general increase/ decrease of 100 basis points in interest rates, with all other variables held constant, would have increased/ decreased the Company’s loss for the year (2024: decreased/ increased the Company’s profit for the year) by USD33,491 and USD52,950, respectively.

The sensitivity analysis above indicates the instantaneous change in the Company’s loss/profit after tax that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Company which expose the Company to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Company at the end of the reporting period, the impact on the group’s profit after tax is estimated as an annualized impact on interest expense or income of such a change in interest rates.

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

Use of Estimates

The preparation of the audited consolidated financial statements in conformity with accounting principles generally accepted in U.S. GAAP and applicable rules and regulations of the SEC, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates required to be made by management, include, but are not limited to, the expected credit loss provision, the determination of the useful lives of property and equipment, impairment of long-lived assets, allowance for deferred tax assets, discount rate used in calculation in right-of-use assets, net, operating lease liabilities, finance lease liabilities and contingencies. Actual results could differ from those estimates. The Company evaluates these estimates on an ongoing basis and revises estimates as circumstances change. The Company bases its estimates on historical experience, anticipated results, trends, and other various assumptions that it believes are reasonable.

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

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive (loss) income.

The exchanges rates used for translation from HKD to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for both 2025, 2024 and 2023.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, deposits, life insurance policy, cash surrender value, other current assets, accounts payable, short-term bank borrowings  and other current liabilities, the amount represented bank overdrafts approximate their fair values because of the short maturity of these instruments and market rates of interest.

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

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, deposits and other current assets, accounts payable, bank and other borrowings, finance lease liabilities and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of March 31, 2025 and 2024 due to their short-term nature. For non-current bank and other borrowing loans, since most are floating rate borrowings so the carrying value approximate their fair value because the borrowing rates were set to approximate market rates.

Cash surrender value of life insurance policy is classified as Level 2. The fair value of the life insurance policy is determined by the underwriting insurance company’s valuation models and represents the guaranteed value the Company would receive upon surrender of the policy as of the reporting date.

The Company noted no transfers between levels during any of the periods presented.

Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount from HKD500,000 increased to HKD800,000 with effect from October 1, 2024. Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

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

Deferred Offering Costs and IPO-Related Readiness Costs

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

The costs incurred by the Company that are not directly attributable to the issuance of equity instruments, and therefore do not qualify as deferred offering costs under ASC 340, are expensed as incurred and recorded within General and Administrative expenses in the Consolidated Statement of Operations. These costs primarily relate to activities associated with preparing to become a public entity, including strategic advisory and consulting services for IPO readiness, enhancements to corporate governance, improvements to internal controls, and operational restructuring.

Leases

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

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive (loss) income in other income or expenses.

Impairment of Long-Lived Assets

The Company reviews the impairment of its long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended March 31, 2025, 2024 and 2023.

Life insurance policy, cash surrender value

Life insurance policy-cash surrender value was life insurance purchase for Mr. Chi Ming Lam (position with a director and CEO of the Company) and MSHK as the beneficiary. The insured amount of the contract (death benefit) was USD1,000,000. The initial premium payment at the policy commencement date for the policy was USD165,493. As of March 31, 2025, the balance was USD167,224, which represents the adjustments of premiums paid of USD165,493, interest income earned of USD44,226, insurance expenses incurred of USD27,055 and cash surrender charge of USD15,440. As of March 31, 2024, the balance was USD160,891, which represents the adjustments of premiums paid of USD165,493, interest income earned of USD36,627, insurance expenses incurred of USD24,309 and cash surrender charge of USD16,920. The Company may surrender any time and receive cash based on the cash value of the policy at the date of withdrawal, which is calculated by the insurance company.

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

Contracted but not yet recognized revenue was approximately USD20,257,231 and USD43,951,727 as of March 31, 2025 and 2024, respectively.

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

We believe there were no uncertain tax positions as of March 31, 2025, and 2024. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months. We are not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

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

Recently Accounting Pronouncements

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805): Identification of the Accounting Acquirer When the Legal Acquiree Is a Variable Interest Entity. The ASU revises the guidance in ASC 805 on identifying the accounting acquirer in a business combination in which the legal acquiree is a variable interest entity (VIE), with the objective of improving comparability between business combinations that involve VIEs and those that do not. ASU 2025-03 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the standard to determine the impact of adoption on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses. The ASU requires companies to disaggregate operating expenses into specific categories such as employee compensation, depreciation, and intangible asset amortization, by relevant expense caption on the statement of operations. Additionally, in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures, to clarify the effective date of ASU 2024-03. ASU 2025-01 is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. The Company is currently evaluating the standard to determine the impact of adoption on its consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s unaudited interim condensed consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. We have evaluated the effect of this guidance and determined the impact to be insignificant.

In December 2023, the FASB issued ASU 2023-09, an update to Topic 740, Income Taxes. The amendments in this update related to rate reconciliation and income taxes paid disclosures enhance transparency in income tax disclosures by requiring (1) increased disclosure of pretax income (or loss) and income tax expense (or benefit) to align with SEC Regulation S-X, Rule 210.4-08(h), General Rules of Application—General Notes to Financial Statements: Income Tax Expense, and (2) removal of disclosures no longer considered cost beneficial or relevant. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2024. For all other entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied prospectively. Retrospective application is permitted.

Income Taxes

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires enhanced disclosures surrounding income taxes, particularly related to rate reconciliation and income taxes paid information. In particular, on an annual basis, companies will be required to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold.

Companies will also be required to disclose, on an annual basis, the amount of income taxes paid, disaggregated by federal, state, and foreign taxes, and also disaggregated by individual jurisdictions above a quantitative threshold. The standard is effective for the Company for annual periods beginning December 15, 2024 on a prospective basis, with retrospective application permitted for all prior periods presented. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its disclosures.

Segment Reporting

In November 2023, the FASB issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 requires enhanced disclosures surrounding reportable segments, particularly (i) significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included in the reported measure(s) of a segment’s profit and loss and (ii) other segment items that reconcile segment revenue and significant expenses to the reported measure(s) of a segment’s profit and loss, both on an annual and interim basis. Companies are also required to provide all annual disclosures currently required under Topic 280 in interim periods, in addition to disclosing the title and position of the CODM and how the CODM uses the reported measure(s) of segment profit and loss in assessing segment performance and allocating resources. The amendments are effective for the fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this standard effective for its fiscal year 2025, which began on April 1, 2024. For more information and related disclosures, see Note 16, Segment Reporting.

Expense Disaggregation Disclosures

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This guidance requires incremental disclosures about specific expense categories, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization and selling expenses. The amendments are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. While permitted, the Company does not plan to early adopt this guidance. The guidance may be applied either prospectively or retrospectively. The adoption of this ASU will not have a material impact on our Consolidated Financial Statements as the guidance relates only to disclosure.

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

3. Accounts Receivable, net

Accounts receivable, net consisted of the following as of March 31:

	As of March 31,
	2025	2024
	USD	USD

Accounts receivable	4,569,173	1,706,344
Less: allowance for credit loss	(346,191)	(62,776)
Accounts receivable, net	4,222,982	1,643,568

The movement of allowance for credit loss accounts are as follows:

	As of March 31,
	2025	2024
	USD	USD

Balance at beginning of the year	62,776	107,327
Addition (Reversal) during the year	283,415	(44,551)
Balance at end of the year	346,191	62,776

As of March 31, 2025 and 2024, all accounts receivable, net was secured for granting general banking and private facilities. No accounts receivable were past due for more than 90 days for both years.

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

Contract assets consisted of the following as of March 31:

	As of March 31,
	2025	2024
	USD	USD

Contract assets:
Revenue recognized in excess of amounts paid or payable (contract receivable) to the Company on uncompleted contracts (contract asset) excluding retainage	5,494,391	5,960,812
Retainage included in contract assets due to being conditional on something other than solely passage of time	2,096,843	977,931
Less: allowance for credit loss	(650,759)	(99,646)
Contract assets, net	6,940,475	6,839,097

Contract assets, current	5,304,061	6,098,497
Contract assets, non-current	1,636,414	740,600

The movement of revenue recognized in excess of amounts paid or payable (excluding retainage) before net of allowance for credit loss is as follows:

	As of March 31,
	2025	2024
	USD	USD

Balance at beginning of the year	5,960,812	2,453,088
Increase as a result of total work completed during the year	33,851,041	27,572,692
Decrease as a result of total amount billed out	(34,317,462)	(24,064,968)
Balance at end of the year	5,494,391	5,960,812

The movement of retainage before net of allowance for credit loss is as follows:

	As of March 31,
	2025	2024
	USD	USD

Balance at beginning of the year	977,931	793,481
Increase as a result of changes in progress of ongoing projects	1,145,165	431,521
Reclassified to accounts receivable as payment becomes unconditional	(26,253)	(247,071)
Balance at end of the year	2,096,843	977,931

The movement of allowance for loss accounts are as follows:

	As of March 31,
	2025	2024
	USD	USD

Balance at beginning of the year	99,646	25,021
Addition during the year	551,113	74,625
Balance at end of the year	650,759	99,646

5. Deposits, Prepayments and Other Current Assets

	As of March 31,
	2025	2024
	USD	USD

Deposits	12,913	474
Advance to supplier	381,982	-
Prepayments	66,670	9,615
Other receivables	24,491	10,836
Less: allowance for credit loss	(2,192)	-
	483,864	20,925

The movement of allowance for loss accounts are as follows:

	As of March 31,
	2025	2024
	USD	USD

Balance at beginning of the year	-	-
Addition during the year	2,192	-
Balance at end of the year	2,192	-

6. Property and Equipment, net

Property and Equipment, stated at cost less accumulated depreciation, consisted of the following as of March 31:

	As of March 31
	2025	2024
	USD	USD

Equipment - Machineries	102,006	102,006
Less: accumulated depreciation	(95,573)	(88,318)
Equipment - Machineries, net	6,433	13,688

Equipment – Motor vehicle	76,923	90,129
Less: accumulated depreciation	(36,538)	(15,112)
Equipment - Motor vehicle, net	40,385	75,017

Property	1,138,461	1,138,461
Less: accumulated depreciation	(52,857)	(4,066)
Property, net	1,085,604	1,134,395

Property and Equipment, net	1,132,422	1,223,100

Depreciation expenses of property and equipment totaled USD82,425, USD26,214 and USD5,001 for the years ended March 31, 2025, 2024 and 2023, respectively.

During the years ended March 31, 2025, 2024 and 2023, a motor vehicle with a net carrying amount of USD8,253 (2024: nil) (2023: nil) was disposed, a gain of USD2,003 (2024: nil) (2023: nil) was recognized in the Consolidated Statements of Operations and Comprehensive (Loss) Income.

As of March 31, 2025, the property was a security for granting general banking facility in the amount of USD544,881 (2024: USD562,694).

7. Leases

The following table shows ROU assets – finance leases and finance lease liabilities, and the associated financial statement line items as of March 31:

	As of March 31,
	2025	2024
	USD	USD
Assets
Right-of-use assets – finance lease, net	147,967	216,065

Liabilities
Finance lease liabilities, current	66,150	67,372
Finance lease liabilities, non-current	48,345	114,495

Weighted average remaining lease term (in years)	1.68	2.65
Weighted average discount rate (%)	4.22	4.26

Information relating to finance and operating lease activities during the years ended March 31, 2025, 2024 and 2023 are as follows:

	For the years ended March 31,
	2025	2024	2023
	USD	USD	USD
Finance leases:
Amortization of right-of-use assets – finance lease	68,098	79,521	74,671
Interest of finance lease liabilities	6,385	10,294	20,031
	74,483	89,815	94,702
Operating lease:
Expenses related to a short-term lease	51,538	37,179	33,333
	51,538	37,179	33,333

Total lease expenses	126,021	126,994	128,035

Cash outflows related to finance leases:
Financing cash outflows – principal paid	67,372	119,465	131,456
Operating cash outflows – interests paid	6,385	10,294	20,031
	73,757	129,759	151,487

Cash outflows related to operating lease:
Operating cash outflows - rental paid	51,538	37,179	33,333

During the year ended March 31, 2025 and 2024, there was no addition to right-of-use assets – finance lease.

During the year ended March 31, 2023, additions to right-of-use assets – finance lease were USD297,179. This amount represented the purchase of a motor vehicle under finance lease. Right-of-use assets – finance lease represented purchases of certain motor vehicles under finance leases for its operations. Lease contracts are entered into for fixed term of 60 months, Lease terms are negotiated on an individual basis and contain different terms and conditions. The amortization of finance lease right-of-use assets was USD68,098, USD79,521 and USD74,671 for the years ended March 31, 2025, 2024 and 2023, respectively, and included in the cost of revenue.

Maturities of lease payments under finance lease liabilities were as follows:

	As of March 31,
	2025	2024
	USD	USD
Year ending March 31,
2025	-	73,757
2026	69,683	69,683
2027	49,207	49,207
Total undiscounted finance lease payments	118,890	192,647
Less: imputed interest	(4,395)	(10,780)
Finance lease liabilities recognized in the Consolidated Balance Sheet	114,495	181,867

8. Accounts payable

Components of accounts payable are as follows as of March 31:

	As of March 31,
	2025	2024
	USD	USD

Trade payables	3,964,976	3,166,177
Total	3,964,976	3,166,177

9. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows as of March 31:

	As of March 31,
	2025	2024
	USD	USD

Accruals for operating expenses	153,851	30,907
Accrued payroll	251,696	98,961
Other payables	6,923	6,923
Total	412,470	136,791

10. Bank and Other Borrowings

Components of bank and other borrowings are as follows as of March 31:

		Interest	As of March 31,
		rate	2025	2024
		%	USD	USD

The Bank of East Asia, Limited – Loan 1	(1)	5.31% / 5.97%	110,769	110,769
The Bank of East Asia, Limited – Loan 2	(2)	5.975%	256,410	-
The Bank of East Asia, Limited – Loan 3	(2)	5.905%	128,205	-
The Bank of East Asia, Limited – Loan 4	(2)	6.175%	128,205	-
The Bank of East Asia, Limited – Loan 5	(2)	6.075%	256,410	-
The Bank of East Asia, Limited – Loan 6	(2)	5.905%	256,410	-
The Bank of East Asia, Limited – Loan 7	(2)	5.955%	576,923	-
The Bank of East Asia, Limited – Loan 8	(2)	6.175%	256,410	-
The Bank of East Asia, Limited – Loan 9	(2)	5.975%	448,718	-
The Bank of East Asia, Limited – Loan 10	(3)	6.64%	-	256,410
The Bank of East Asia, Limited – Loan 11	(3)	7.03%	-	461,538
The Bank of East Asia, Limited – Loan 12	(3)	6.64%	-	628,205
The Bank of East Asia, Limited – Loan 13	(3)	6.68%	-	141,026
The Bank of East Asia, Limited – Loan 14	(3)	6.72%	-	320,513
The Bank of East Asia, Limited – Loan 15	(3)	6.6%	-	384,615
The Bank of East Asia, Limited – Loan 16	(3)	6.64%	-	115,385
The Bank of East Asia, Limited – Loan 17	(4)	4.15% / 4.775%	316,531	327,298
The Bank of East Asia, Limited – Loan 18	(4)	4.15% / 4.775%	316,531	327,298
The Bank of East Asia, Limited – Loan 19	(5)	4.15% / 4.775%	544,881	562,694
The Bank of East Asia, Limited – Loan 20	(6)	3.0% / 3.625%	112,763	123,371
The Bank of East Asia, Limited – Loan 21	(7)	3.0% / 3.625%	110,738	120,011
The Bank of East Asia, Limited – Loan 22	(8)	3.0% / 3.625%	412,282	453,240
The Bank of East Asia, Limited – Loan 23	(9)	3.0% / 3.625%	353,646	384,615
The Hongkong and Shanghai Banking Corporation Limited – Loan 1	(10)	3.0% / 3.625%	90,498	100,049
The Hongkong and Shanghai Banking Corporation Limited – Loan 2	(11)	3.0% / 3.625%	332,782	371,018
The Hongkong and Shanghai Banking Corporation Limited – Loan 3	(12)	3.0% / 3.625%	103,245	111,576
The Hongkong and Shanghai Banking Corporation Limited – Loan 4	(13)	3.0% / 3.625%	347,555	381,598
DBS Bank (Hong Kong) Limited – Loan 1	(14)	5.11%	64,103	-
DBS Bank (Hong Kong) Limited – Loan 2	(14)	5.09%	205,128	-
DBS Bank (Hong Kong) Limited – Loan 3	(14)	5.0%	102,564	-
DBS Bank (Hong Kong) Limited – Loan 4	(14)	5.01%	115,385	-
DBS Bank (Hong Kong) Limited – Loan 5	(14)	5.2%	112,821	-
DBS Bank (Hong Kong) Limited – Loan 6	(15)	5.29%	-	238,462
DBS Bank (Hong Kong) Limited – Loan 7	(15)	5.45%	-	166,667
DBS Bank (Hong Kong) Limited – Loan 8	(15)	5.48%	-	205,128
DBS Bank (Hong Kong) Limited – Loan 9	(15)	6.8%	-	85,898
DBS Bank (Hong Kong) Limited – Loan 10	(16)	1.2% + HIBOR	513,688	474,849
River Square Company Limited – Loan 1	(17)	12%	547,725	-
River Square Company Limited – Loan 2	(17)	12%	505,592	-
			7,626,918	6,852,233

Less: current portion of long-term bank and other borrowings			(4,761,434)	(3,818,453)

Non-current portion of long-term bank and other borrowings			2,865,484	3,033,780

The Group has available unutilised banking facilities of approximately USD225,000 (HKD1,755,000) as at 31 March 2025.

(1)	On February 20, 2025, the Company renewed and borrowed USD110,769 (HKD864,000) as working capital for 12 months at an annual interest rate of 5.31% with The Bank of East Asia, Limited. On January 18, 2024, the Company borrowed the same amount of loan as working capital for 12 months at an annual interest rate of 5.97% with The Bank of East Asia, Limited. The loan was secured by the insured value of life insurance policy (amounted to USD1,000,000) of the Company, accounts receivable, net of the Company and a property located in Hong Kong which held by a director of the Company.

(2)	As of March 31, 2025, the Company borrowed USD2,307,691 (HKD18,000,000) as working capital for one to three months at an annual interest rate ranging from 5.905% to 6.175% as revolving loans with The Bank of East Asia, Limited. The loan is secured by personal guarantees from the directors of the Company, accounts receivable, net of the Company and a property located in Hong Kong which held by a director of the Company.

(3)	As of March 31, 2024, the Company borrowed USD2,307,692 (HKD18,000,000) as working capital for one to three months at an annual interest rate ranging from 6.6% to 7.03% as revolving loans with The Bank of East Asia, Limited. The loan is secured by personal guarantees from the directors of the Company, accounts receivable, net of the Company and a property located in Hong Kong which held by a director of the Company.

(4)	On August 28, 2023, the Company borrowed USD666,667 (HKD5,200,000) as working capital for twenty years at variable interest rate of 4.15% per annum (2024: 4.775%) with The Bank of East Asia, Limited. The loan is secured by two properties in Hong Kong that were owned by a related company, which was wholly owned by Mr. Lam Chi Ming.

(5)	On February 28, 2024, the Company borrowed USD564,103 (HKD4,400,000) as purchase of a property for twenty years at variable interest rate of 4.15% per annum (2024: 4.775%) with The Bank of East Asia, Limited. The loan is secured by, accounts receivable, net of the Company and a property located in Hong Kong which held by the Company.

(6)	On March 25, 2021, the Company borrowed USD128,205 (HKD1,000,000) as working capital for eleven years at variable interest rate of 3.0% per annum (2024: 3.625%) with The Bank of East Asia, Limited. The loan is secured by personal guarantee from a director of the Company.

(7)	On December 16, 2021, the Company borrowed USD128,205 (HKD1,000,000) as working capital for eleven years at variable interest rate of 3.0% per annum (2024: 3.625%) with The Bank of East Asia, Limited. The loan is secured by personal guarantee from a director of the Company.

(8)	On November 26, 2020, the Company borrowed USD512,821 (HKD4,000,000) as working capital for eleven years at variable interest rate of 3.0% per annum (2024: 3.625%) with The Bank of East Asia, Limited. The loan is secured by personal guarantee from a director of the Company.

(9)	On May 25, 2023, the Company borrowed USD384,615 (HKD3,000,000) as working capital for ten years at an variable interest rate of 3.0% per annum (2024: 3.625%) with The Bank of East Asia, Limited. The loan is secured by personal guarantee from a director of the Company.

(10)	On October 21, 2020 the Company borrowed USD128,205 (HKD1,000,000) as working capital for eight years at variable interest rate of 3.0% per annum (2024: 3.625%) with The Hongkong and Shanghai Banking Corporation Limited. The loan is secured by personal guarantee from a director of the Company.

(11)	On May 25, 2020 the Company borrowed USD512,821 (HKD4,000,000) as working capital for eight years at variable interest rate of 3.0% per annum (2024: 3.625%) with The Hongkong and Shanghai Banking Corporation Limited. The loan is secured by personal guarantee from a director of the Company.

(12)	On July 13, 2021 the Company borrowed USD128,205 (HKD1,000,000) as working capital for eight years at variable interest rate of 3.0% per annum (2024: 3.625%) with The Hongkong and Shanghai Banking Corporation Limited. The loan is secured by personal guarantee from a director of the Company.

(13)	On March 15, 2023 the Company borrowed USD384,615 (HKD3,000,000) as working capital for ten years at variable interest rate of 3.0% per annum (2024: 3.625%) with The Hongkong and Shanghai Banking Corporation Limited. The loan is secured by personal guarantee from a director of the Company.

(14)	As of March 31, 2025, the Company borrowed USD600,000 (HKD4,680,000) as working capital for one to four months at an annual interest rate ranged from 5.0% to 5.2% as revolving loans with DBS Bank (Hong Kong) Limited. The loan is secured by personal guarantees from a director of the Company, accounts receivable, net of the Company and two properties located in Hong Kong that were owned by a related company, which was wholly owned by Mr. Lam Chi Ming.

(15)	As of March 31, 2024, the Company borrowed (2024: USD696,155 (HKD5,430,000) as working capital for one to four months at an annual interest rate ranged from 5.29% to 6.8 as revolving loans with DBS Bank (Hong Kong) Limited. The loan is secured by personal guarantees from a director of the Company, accounts receivable, net of the Company and two properties located in Hong Kong that were owned by a related company, which was wholly owned by Mr. Lam Chi Ming.

(16)	The amount represented bank overdrafts as of March 31, 2025 and 2024, which is secured by personal guarantees from a director of the Company, accounts receivable, net of the Company and two properties located in Hong Kong that were owned by a related company, which was wholly owned by Mr. Lam Chi Ming. The maximum amount of the bank overdrafts was USD512,821 (HKD4,000,000) for both years.

(17)	On April 30, 2024 and May 2, 2024, the Company borrowed USD1,000,000 (HKD7,800,000) and USD923,077 (HKD7,200,000) as working capital for 12 months at an annual interest rate of 12% and 12% with River Square Company Limited, respectively. The loan is secured by accounts receivable, net of a project of the Company and personal guarantee from a director of the Company.

Interest expenses pertaining to the above bank and other borrowings for the years ended March 31, 2025, 2024 and 2023 amounted to USD502,425, USD275,796 and USD159,955, respectively.

Maturities of the principal and interest payments of bank and other borrowings were as follows:

	As of March 31,
	2025	2024
	USD	USD
Year ending March 31,
2025	-	3,986,662
2026	4,912,284	405,957
2027	394,550	405,957
2028	394,550	405,957
2029	394,550	405,957
2030	394,550	405,957
2031	394,550	340,441
2032	307,378	283,173
2033	206,572	204,066
2034	143,836	103,973
2035 - 2044	876,283	922,351
Total bank and other borrowings repayments	8,419,103	7,870,451
Less: imputed interest	(792,185)	(1,018,218)
Total bank and other borrowings recognized in the Consolidated Balance Sheet	7,626,918	6,852,233

11. General and Administrative Expenses

	For the years ended March 31,
	2025	2024	2023
	USD	USD	USD
Bank charges	18,605	20,260	23,043
Debt collection fee	7,935	73,077	-
Depreciation	48,791	4,066	-
Entertainment	50,550	81,038	51,325
Expected credit loss allowance	836,720	30,075	71,386
IPO-related readiness costs	2,027,176	545,414	-
Motor vehicle expenses	29,342	51,286	76,634
Professional fees	201,959	4,361	-
Short-term lease expenses	51,538	37,179	33,333
Site administrative expenses	114,586	287,217	88,652
Staff costs	397,560	515,774	395,844
Staff Welfare	41,799	15,093	86,413
Others	222,165	181,913	28,967

Total	4,048,726	1,846,753	855,597

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

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HKD2 million of estimated assessable profits of the qualifying group entity will be taxed at 8.25%, and estimated assessable profits above HKD2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Hong Kong profits tax has been provided in accordance with the two-tiered profits tax regime on the estimated assessable profits arising in Hong Kong during the years ended March 31,2024 and 2023.

No provision has been made for Hong Kong Profits Tax in the financial statements as the Group did not have estimated assessable profits arising in Hong Kong for the year ended March 31, 2025.

The components of the income tax expense (benefit) are as follows:

	For the years ended March 31,
	2025	2024	2023
	USD	USD	USD
Current
Cayman Islands	-	-	-
British Virgin Islands	-	-	-
Hong Kong		649,119	469,692
	-	649,119	469,692

Deferred
Cayman Islands	-	-	-
British Virgin Islands	-	-	-
Hong Kong	(80,154)	(183)	(803)
	(80,154)	(183)	(803)

Total	(80,154)	648,936	468,889

The Company measures deferred tax assets and liabilities based on the difference between the financial reporting and tax bases of assets and liabilities at the applicable tax rates. Deferred tax assets are reduced by a valuation allowance when, based on available evidence, it is more likely than not that some portion or all of the asset will not be realized. Components of the Company’s deferred tax asset and liability are as follows:

	As of March 31,
	2025	2024
	USD	USD
MSE:
Provision for allowance of credit losses	-	150
Net operating loss carryforward	281,951	281,951
Total deferred tax assets	281,951	282,101
Less: valuation allowance	(281,951)	(281,951)
Deferred tax assets, net	-	150

MSHK:
Property and equipment	(68,449)	(9,038)
Right-of-use assets – finance lease	(16,982)	(18,490)
Net operating loss carryforward	409,297	-
Less: valuation allowance	(409,297)	-
Total deferred tax liabilities – equipment and right-of-use assets – finance lease	(85,431)	(27,528)
Deferred tax assets - provision for allowance of credit losses	164,857	26,650
Deferred tax assets (liabilities), net	79,426	(878)

Deferred tax assets (liabilities), net	79,426	(728)

As of March 31, 2025, the Company had net operating loss carry forward of USD4,189,379 (HKD32,677,157) (2024: USD1,708,793 (HKD13,328,585)) (2023: USD1,169,414 (HK$9,121,430)). These losses can offset future taxable income and can be carried forward indefinitely. As of March 31, 2025, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. The Company believed that it was more likely than not that it will be unable to fully utilize its deferred tax assets related to the net operating loss carry forward in Hong Kong. As a result, the valuation allowance of USD785,934 (2024: USD281,951) (2023: USD192,953) was recorded against the gross deferred tax asset balance at March 31, 2025. For the year ended March 31, 2025, no net operating loss carry forward has been utilized (2024: nil) (2023: nil).

No material deferred tax asset has been recognized in respect of net operating loss carry forward as of March 31, 2025, 2024 and 2023, due to the unpredictability of future profit streams.

	For the years ended March 31,
	2025	2024	2023
	USD	USD	USD

(Loss) Profit before income taxes	(5,810,905)	2,975,533	3,256,125
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	(958,799)	490,963	537,260

Reconciling items:
Tax effect of income that is not taxable*	(1,478)	(25)	(127,476)
Tax effect of non-deductible expenditure	371,984	90,539	-
Tax effect of temporary differences not recognized	98,842	-	-
Change in valuation allowance	409,297	88,998	81,028
Effect of two-tier tax rate	-	(21,154)	(21,154)
Statutory tax deduction#	-	(385)	(769)
Income tax (benefit) expense	(80,154)	648,936	468,889

*	Income that is not taxable mainly consisted of the bank interest income which is non-taxable under Hong Kong income tax law.

#	It represents a reduction granted by the Hong Kong SAR Government of 100% of the tax payable subject to a maximum reduction of HKD1,500 (2024: HKD3,000) (2023: HK$6,000) for each business.

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

	For the years ended
	2025	2024	2023
Numerator
Net (loss) income-basic and diluted	(5,730,751)	2,326,597	2,787,236

Denominator
Weighted average number of ordinary shares outstanding-basic and diluted	11,849,178	11,250,000	11,250,000

(Loss) Earnings per share-basic and diluted	(0.48)	0.21	0.25

14. Related Party Transactions

	For the years ended March 31,
	2025	2024	2023
	USD	USD	USD
Purchases from a related party
Mo Building Material Limited (1)	-	-	425,128
Total	-	-	425,128

Dividend declared and offsetting against due from
Mr. Chi Ming Lam (2)	1,108,692	1,711,225	2,564,103
Total	1,108,692	1,711,225	2,564,103

(Repayment to) Advances from a related party
Mr. Chi Ming Lam (2 and 3)	-	1,058,733	632,648
Mr. Chi Ming Lam (2 and 3)	(1,108,692)	(2,730,449)	(2,754,955)
Total	(1,108,692)	(1,671,716)	(2,122,307)

(1)	Mo Building Material Limited is a company in which Mr. Chi Ming Lam had beneficial interest before September 2, 2022.
(2)	Mr. Chi Ming Lam was the Chief Executive Officer, director and Chairman of the Company until June 2, 2025. Effective June 2, 2025, Mr. Lam resigned from his position and is currently a director of the Company.
(3)	Represents the total advances from (payments to) Mr. Lam for the years ended March 31, 2025, 2024, and 2023 which were non-trade in nature, unsecured, interest-free and had no fixed term of repayment. As of March 31, 2025 and 2024, the amount due from Mr. Lam to the Company was nil.

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

Commitments

The professional fee that the Company committed to pay upon closing of IPO but yet paid as of March 31, 2025 amounted to nil (2024: USD1,563,090).

Contingencies

As of March 31, 2025 and 2024, the Company is not a party to any material legal or administrative proceedings.

16. Segment Reporting

Disaggregation of revenue is as follows:

	For the years ended March 31,
	2025	2024	2023
	USD	USD	USD
Sector
Public	11,279,200	11,488,228	6,307,454
Private	22,571,841	16,084,464	15,560,766
	33,851,041	27,572,692	21,868,220

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

The CODM reviews financial information on a consolidated basis and uses the consolidated net (loss) income, as reported on the consolidated statements of operations and comprehensive (loss) income, to assess performance of the Company and to allocate resources as part of the annual reporting process and to assess the performance of the Company’s single reportable segment, primarily by monitoring actual results versus the plan.

The significant expenses reviewed by the CODM are consolidated operating expenses, as presented in the consolidated statement of operations and comprehensive (loss) income. Consolidated operating expenses include general and administrative expenses. General and administrative expenses include staff costs (including directors’ remuneration) USD397,560, USD515,774 and USD395,844 for the year ended March 31, 2025, 2024 and 2023, respectively and depreciation and amortization expense, which are disclosed in Note 6, “Property and Equipment, net” and Note 7, “Leases”. Other segment items consist of interest expense and other income, as presented in the consolidated statement of operations.

Other segment items for the years ended March 31, 2025, 2024 and 2023, totaled USD456,070, USD270,793 and USD617,174, respectively, and consisted of:

-	Interest expense, net of USD508,810, USD286,090 and USD179,986, respectively.
-	Other income of USD52,740, USD15,297 and USD797,160, respectively, primarily related to rental income, interest income from life insurance and gain on disposal of a motor vehicle.

The CODM does not utilize consolidated balance sheet information when evaluating performance or allocating resources.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. For the years ended March 31, 2025, 2024 and 2023, revenue and assets within Hong Kong contributed over 90% of the Company’s total revenue and assets. Therefore, no geographical segments are presented. The single segment represents the Company’s core business of providing wet trades works and other wet trades related ancillary works to its customers in Hong Kong.

17. Shareholders’ Equity

As discussed in the Note 1 to the consolidated financial statements regarding reorganization, the ordinary shares issuance and outstanding are summarized below.

Date	Events	Number of shares	Par value	Amount
August 2, 2022	Share issued upon incorporation	50,000	1	50,000
December 2, 2022	Share surrender and cancellation by sole shareholder	(49,999)	1	(49,999)
November 25, 2022	Share allotted and issued	11,249	1	11,249
December 5, 2022	Share Subdivision	22,488,750	0.0005	-
December 8, 2022	Share surrender and cancellation by sole shareholder	(6,450,000)	0.0005	(3,225)
June 2, 2023	Share surrender and cancellation by sole shareholder	(2,925,000)	0.0005	(1,463)
June 12, 2023	Share surrender and cancellation by sole shareholder	(375,000)	0.0005	(188)
June 15, 2023	Share surrender and cancellation by sole shareholder	(1,500,000)	0.0005	(750)
November 22, 2024	Issue of shares pursuant to IPO*	1,725,000	0.0005	(863)
	Ordinary Shares issued and outstanding as of March 31, 2025	12,975,000		6,488

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Act. Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles, our articles provide that the directors may from time to time declare dividends (including interim dividends) and other distributions on shares of the Company in issue and authorize payment of the same out of the funds of the Company lawfully available therefor. Our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors. No dividend shall be paid otherwise than out of profits or, subject to the restrictions of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, the share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, at each general meeting, on a show of hands each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one (1) vote. On a poll, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one (1) vote for each Ordinary Share.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of shareholders who (being entitled to do so) vote in person (or, in the case of corporations, by their duly authorized representatives) or by proxy at a general meeting, while a special resolution requires the affirmative vote of a majority of not less than two-thirds of shareholders who (being entitled to do so) vote in person (or, in the case of corporations, by their duly authorized representatives) or by proxy at a general meeting or a meeting of holders of any class of shares. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles.

18. Subsequent Events

As disclosed in the Company’s current report furnished on Form 6-K on January 13, 2025 and March 11, 2025, Lead Benefit (HK) Limited, a wholly-owned Hong Kong subsidiary of the Company, agreed to purchase 500 and 333 Bitcoins, respectively, on those dates (collectively, the “Bitcoin Transactions”). As of the date of these consolidated financial statements, the Company remains in negotiations with the vendor regarding the logistics and arrangements for the transfer of ownership of the Bitcoins. The Bitcoin Transactions have not yet been consummated, as the consideration has not been paid and ownership of the Bitcoins has not been transferred to the Company or its subsidiaries.

Additionally, as disclosed in the Company’s current report furnished on Form 6-K on May 23, 2025, the Company issued convertible promissory notes to Unit Meta AI Tech Limited and Gallant Witness Limited in the principal amount of US$37 million and US$37 million, respectively (the “CB Transactions”). As of the date of these consolidated financial statements, the Company is in negotiation with the respective convertible promissory notes holders in relation to the timing and logistics arrangement for the lending of the amount. The CB Transactions have not been consummated, and the noteholders have not disbursed the loan proceeds to the Company.

Except as disclosed above, the Company has evaluated all events subsequent to March 31, 2025 through the date these consolidated financial statements were available to be issued and, other than those described herein, has determined that there are no other material subsequent events requiring disclosure in these consolidated financial statements.

