Form 20-F
period 2026-03-31
Ming Shing Group Holdings Ltd
filed 2026-08-17
CIK 1956166

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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
(Address of principal executive offices) Zhijun Pan Ming Shing Group Holdings Limited Office Unit B8, 27/F NCB Innovation Centre No. 888 Lai Chi Kok Road Kowloon, Hong Kong, 00000 +852 2370 3788
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary shares, par value $0.0005 per share	PMA	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2026: 12,975,000 ordinary shares. (As of the date of this annual report: 12,975,000 ordinary shares, consisting of 6,975,000 Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

COMMONLY USED DEFINED TERMS

Unless otherwise indicated or the context requires otherwise, references in this Annual Report to:

●	“Amended Memorandum and Articles” refers to our third amended and restated memorandum and articles of association effective on June 16, 2026;

●	“Annual Report” refers to this annual report on Form 20-F;

●	“China” or the “PRC” refers to the People’s Republic of China;

●	“Class A Ordinary Shares” refers to our class A ordinary shares, par value $0.0005 per share;

●	“Class B Ordinary Shares” refers to our class B ordinary shares, per value $0.0005 per share

●	“Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Government” refers to the government of Hong Kong;

●	“Hong Kong” refers to Hong Kong Special Administrative Region, People’s Republic of China;

●	“MSHKE” refers to MS (HK) Engineering Limited, one of our Operating Subsidiaries

●	“MSE” refers to MS Engineering Co., Limited, one of our Operating Subsidiaries

●	“Operating Subsidiaries” refers to MSHKE, MSE and Value Bright HK;

●	“our Group” or “the Group” refers to Ming Shing Group Holdings Limited and its subsidiaries;

●	“Ordinary Shares” refers to our Class A Ordinary Shares and Class B Ordinary Shares, par value $0.0005 per share;

●	“PRC Counsel” refers to China Commercial Law Firm;

●	“SEC” refers to the U.S. Securities and Exchange Commission;

●	“shares”, “Share” or “Ordinary Shares” refers to the Class A ordinary shares and Class B ordinary shares of Ming Shing Group Holdings Limited, with par value of $0.0005 each;

●	“we”, “us”, “our Company”, “our” or “the Company” refers to Ming Shing Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and in the context of describing its operation and business, its subsidiaries;

●	“H.K. dollar”, “H.K. dollars”, or “HK$” refers to the legal currency of Hong Kong; and

●	“U.S. dollar”, “U.S. dollars”, “dollars”, “USD”, “US$” or “$” refers to the legal currency of the United States.

●	“Value Bright HK” refers to Value Bright International (HK) Limited, one of our Operating Subsidiaries

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

INTRODUCTION

We are an exempted company incorporated under the laws of the Cayman Islands on August 2, 2022. As a holding company with no material operations of our own, we conduct our business through our wholly-owned Hong Kong Operating Subsidiaries, MSHKE, MSE and Value Bright HK. MSHKE, MSE and Value Bright HK are incorporated in Hong Kong on October 12, 2012, March 27, 2019 and February 2, 2026, respectively. We mainly engage in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works. We are an established wet trade works subcontractor. MSHKE is a registered specialist trade contractor under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council and undertakes both private and public sector projects, while MSE mainly focuses on private sector projects. To a lesser extent, we also engaged in trading of wines and spirits through Value Bright HK.

Our Class A Ordinary Shares trade on Nasdaq under the trading symbol “PMA.”

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

Our Company, Ming Shing Group Holdings Limited, is an exempted company with limited liability incorporated under the laws of the Cayman Islands on August 2, 2022. As a holding company with no material operations of our own, we conduct our business through our indirectly wholly-owned Hong Kong Operating Subsidiaries, MSHKE, MSE and Value Bright HK.

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

Value Bright International Limited, a BVI business company, was incorporated on January 7, 2026, with the Company as its sole shareholder.

Value Bright International (HK) Limited, a Hong Kong company, was incorporated on February 2, 2026, with Value Bright International Limited, as its sole shareholder.

PMA Nano Carbon Tech Limited, a BVI business company, was incorporated on April 29, 2026, with the Company as its sole shareholder.

PMA Nano Carbon Technology Pte. Ltd., a Singapore company, was incorporated on April 16, 2026, with PMA Nano Carbon Tech Limited as its sole shareholder.

We mainly engage in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works, and marble works. To a much lesser extent, we also provide small-scale fitting out services, such as renovation works to our customers. To a lesser extent, we also engaged in trading of wines and spirits.

Neither the holding companies nor any of the Company’s Hong Kong subsidiaries conduct any operations through contractual arrangements with a variable interest entity based in China. Investors in our Class A Ordinary Shares should be aware that they may never directly hold equity interests in the Hong Kong operating entities, but rather purchasing equity solely in Ming Shing Group Holdings Limited, our Cayman Islands holding company. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States. See “Risk Factors - Risks Related to Doing Business in Hong Kong - Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.” on page 29 of this annual report.

Corporate Structure

Our equity structure is a direct holding structure. Below is a chart illustrating our corporate structure:

Notes:

(1)	Ming Shing Group Holdings Limited, a Cayman Islands company, is the holding company and registrant.

(2)	MS (HK) Construction Engineering Limited, a British Virgin Islands company, is the holding company of our Operating Subsidiaries.

(3)	Lead Benefit International Limited, a British Virgin Islands company, is the holding company of Lead Benefit (HK) Limited

(4)	MS (HK) Engineering Limited, a Hong Kong company, is one of our Operating Subsidiaries.

(5)	MS Engineering Co., Limited, a Hong Kong company, is one of our Operating Subsidiaries.

(6)	Lead Benefit (HK) Limited, a Hong Kong company, is one of our subsidiaries.

(7)	PMA Nano Carbon Tech Limited, a British Virgin Islands company, is the holding company of PMA Nano Carbon Technology Pte. Ltd.

(8)	PMA Nano Carbon Technology Pte. Ltd., a Singapore company, is one of our subsidiaries

(9)	Value Bright International Limited, a British Virgin Islands company, is the holding company of Value Bright International (HK) Limited

(10)	Value Bright International (HK) Limited, a Hong Kong company, is one of our Operating Subsidiaries.

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

Ming Shing Group Holdings Limited is a holding company incorporated in the Cayman Islands with operating entities based in Hong Kong, as of the date of this report we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong, other than Mr. Zhijun Pan, our chief executive officer and chairman, Ms. Tianhang Zhao, our independent director, who are based in the PRC, our chief financial officer and all members of the board of directors of Ming Shing Group Holdings Limited are based in Hong Kong or Taiwan and are not mainland China citizens and all of our revenues and profits are generated by our subsidiaries in Hong Kong and we have not generated any revenues or profits in mainland China. Additionally, we do not intend to operate in mainland China in the foreseeable future. As such, we do not believe we would be subject to the M&A Rules, or would be required to file with the CSRC under the Trial Measures. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Therefore, as confirmed by our PRC counsel, Chinese Commercial Law Firm, as of the date of this report, the CSRC’s approval or review is not required for the listing and trading of our Class A Ordinary Shares in the U.S. exchange as provided under the M&A Rules and the Trial Measures.

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

In addition, on December 28, 2021, the Measures were published and became effective on February 15, 2022, and require that, among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and which further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. The publication of the Measures indicates greater oversight by the CAC over data security, which may impact our business and subsequent offerings in the future. As of the date of this report, our Hong Kong Operating Subsidiaries do not have any mainland China individuals as clients. However, our Operating Subsidiaries may collect and store certain data (including certain personal information) from its customers for “Know Your Customers” purposes, which may include mainland China individuals in the future. As of the date of this report, as confirmed by our PRC counsel, China Commercial Law Firm, we do not expect the Measures to have an impact on our business, operations or any subsequent offering to subject us or our Hong Kong Operating Subsidiaries to permission requirements from the CAC or any other government agency that is required to approve our subsidiaries’ operations, as we do not believe that we will be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) all of our subsidiaries’ operations are conducted by our Hong Kong subsidiaries which currently solely serve the Hong Kong local market, we currently have no operations in mainland China; (ii) we do not have or intend to have any subsidiary nor do we have or intend to establish a VIE structure with any entity in mainland China and the Measures remain unclear whether they shall be applied to a company like us; (iii) as of date of this report, we have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor do we entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China; (iv) as of the date of this report, we have not been informed by any PRC governmental authority of any requirement that we must file for a cybersecurity review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our subsidiaries’ business operations and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and our subsidiaries might be covered by permission from the CAC or any other government agency that is required to approve our subsidiaries’ operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains highly uncertain what the potential impact such modified or new laws and regulations will have on our subsidiaries’ daily business operations, its ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete any future public offerings or cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. However, since the Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. If the filing procedure with the CSRC under the Trial Measures is required for future public offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. Any failure to complete such filings may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares.

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

As of the date of this report, we are advised by Hong Kong counsel, David Fong & Co., that we are not required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

As confirmed by our PRC Counsel, China Commercial Law Firm, based on their understanding of the PRC laws and regulations currently in effect, as of the date of this report, neither we nor our Operating Subsidiaries, is subject to the M&A Rules, the Trial Measures, the Confidentiality Provisions, the Measures or the regulations or policies that have been issued by the CSRC or the CAC as of the date of this report, nor are we currently covered by permission requirements from the CSRC, the CAC or any other PRC governmental agency that is required to approve our listing on the U.S. exchanges and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CAC to date, we believe that we are currently not required to be compliant with such regulations and policies issued by the CAC as of the date of this report. Further, as of the date of this report, neither we nor our Operating Subsidiaries has ever applied for any such permission or approval, as we currently are not subject to the M&A Rules or the regulations and policies issued by the CAC. Notwithstanding the above opinion, our PRC Counsel has further advised us that uncertainties exist as to how the M&A Rules and, the Trial Measures and the Confidentiality Provisions will be interpreted and implemented by Chinese regulators and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules and, the Trial Measures and the Confidentiality Provisions. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approvals are required for our future offerings, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. Moreover, if there is significant change to the applicable laws, regulations, or interpretations change, that require us to obtain approvals from the CSRC or other PRC regulatory agencies on, among others, the M&A Rules, the Trial Measures and the Confidentiality Provisions at any stage, including but not limited, in the future, and, if in such event, we or our Hong Kong subsidiaries (i) do not receive or maintain the approval, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) are required to obtain such permissions or approvals in the future if applicable laws, regulations, or interpretations change, or (iv) are denied permission from the CSRC or any other PRC regulatory agencies, we will not be able to list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of investors and cause the value of Class A Ordinary Shares to significantly decline or be worthless.

Substantially all of our operating subsidiaries’ operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of the operating subsidiary and/or the value of our Class A Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Given the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline or be worthless. Additionally, any further control over offerings conducted overseas and/or foreign investment impacting our subsidiary in Hong Kong by the Hong Kong government could result in a material change in our operating subsidiaries’ operations, financial performance and/or the value of our Class A Ordinary Shares or impair our ability to raise money.

If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

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

For the fiscal years ended March 31, 2026, 2025, and 2024, our revenue was derived from wet trades works in Hong Kong. To a lesser extent, we also engaged in trading of wines and spirits. The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us.

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

On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our current auditor, FundCertify CPA Professional Corporation, is not headquartered in mainland China or Hong Kong and was not identified by the PCAOB in its report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022.

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

Each of FundCertify CPA Professional Corporation, the independent registered public account firm that issued the audit report for the fiscal year ended March 31, 2026, SRCO Professional Corporation Chartered Professional Accountants , the independent registered public account firm that issued the audit report for the fiscal year ended March 31, 2025 included elsewhere in this annual report and ZH CPA, LLC, the independent registered public account firm that issued the audit report for the fiscal year ended March 31, 2024 included elsewhere in this annual report, as auditors of companies that are firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such auditor’s compliance with the applicable professional standards. FundCertify CPA Professional Corporation is headquartered in Cary, North Carolina, and is subject to inspection by the PCAOB on a regular basis. SRCO Professional Corporation Chartered Professional Accountants is headquartered in Richmond Hill, Ontario, Canada, and is subject to inspection by the PCAOB on a regular basis. ZH CPA, LLC is headquartered in Denver, Colorado, and is subject to inspection by the PCAOB on a regular basis. Neither of FundCertify CPA Professional Corporation, SRCO Professional Corporation Chartered Professional Accountants or ZH CPA, LLC is subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to future offerings, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our future public offerings” on page 31 of this annual report.

Cash Flows Through Our Organization - Transfers of Cash to and from Our Subsidiaries

Our business is conducted by the Operating Subsidiaries, our indirectly wholly-owned entities in Hong Kong. Ming Shing Group Holdings Limited, the Cayman Islands holding company relies on dividends paid by its subsidiaries, namely MS (HK) Construction Engineering Limited, Lead Benefit International Limited, Value Bright International Limited and PMA Nano Carbon Tech Limited, our wholly-owned British Virgin Islands subsidiaries and their wholly-owned Hong Kong and Singapore subsidiaries, namely the Operating Subsidiaries, Lead Benefit (HK) Limited and PMA Nano Carbon Technology Pte. Ltd., for Ming Shing Group Holdings Limited’s working capital and cash needs, including the funds necessary to pay any dividends.

Ming Shing Group Holdings Limited, MS (HK) Construction Engineering Limited, Lead Benefit International Limited, Value Bright International Limited and PMA Nano Carbon Tech Limited are essentially Cayman Islands, British Virgin Islands, British Virgin Islands, British Virgin Islands and British Virgin Islands holding companies, respectively. Only our Operating Subsidiaries and Lead Benefit (HK) Limited, operate in Hong Kong and PMA Nano Carbon Technology Pte. Ltd. operate in Singapore. Lead Benefit (HK) Limited and PMA Nano Carbon Technology Pte. Ltd., our subsidiaries, are not Operating Subsidiaries.

During the normal course of our business, cash may be transferred between our companies via wire transfer to and from bank accounts to pay certain business expenses, as loans or capital contribution.

As of the current date, none of our companies has distributed any cash dividends or made any cash distributions. As of the date of this Annual Report, there are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK$ into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors. The PRC laws and regulations do not currently have any material impact on transfer of cash from Ming Shing Group Holdings Limited to our Operating Subsidiaries and Lead Benefit (HK) Limited nor our Operating Subsidiaries and Lead Benefit (HK) Limited to Ming Shing Group Holdings Limited, our shareholders or U.S. investors. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or on our subsidiary’s ability by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. Currently, all of our operations are in Hong Kong through our Operating Subsidiaries. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity, or VIE, structure with any entity in mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The PRC laws and regulations do not currently have any material impact on transfer of cash from Ming Shing Group Holdings Limited to our Operating Subsidiaries or our Operating Subsidiaries to Ming Shing Group Holdings Limited and the investors in the U.S. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless.

MS (HK) Construction Engineering Limited, Lead Benefit International Limited, Value Bright International Limited, PMA Nano Carbon Tech Limited, PMA Nano Carbon Technology Pte. Ltd., Lead Benefit (HK) Limited and our Operating Subsidiaries are permitted under the relevant laws of British Virgin Islands, British Virgin Islands, British Virgin Islands, Singapore, Hong Kong, and Hong Kong and Hong Kong, respectively, to provide funding through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from Hong Kong to the Cayman Islands and to U.S. investors.

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

You should carefully consider all the information in this Annual Report, including various changing regulatory, competitive, economic, political and social risks and conditions described below, before making an investment in our Class A Ordinary Shares. One or more of a combination of these risks could materially impact our business, results of operations and financial condition. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investments.

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

The risks and uncertainties described in this Annual Report are those the Company currently believes to be material, but they are not the only ones it faces. If any of the following risks, or any other risks and uncertainties that the Company has not yet identified or that it currently considers not to be material, actually occur or become material risks, the Company’s business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our Class A Ordinary Shares could be materially and adversely affected.

Risks Related to Our Financial Statements

Our financial statements for the year ended March 31, 2026 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern

Our financial statements for the year ended March 31, 2026 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. As discussed in note 1 to the consolidated financial statements, we have incurred and expects to continue to incur net lossess and negative cash flows from operations and has stated that substantial doubt exists about our ability to continue as a going concern. This going concern assessment may prevent us from obtaining new financing on reasonable terms, if at all, and imperil our ability to continue operating as a going concern.

Our consolidated financial statements have been prepared under the assumption that we will continue as a going concern. However, there is material uncertainty that may cast significant doubt about our ability to continue operating as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. If the actions we are taking to improve our financial condition, we may not be able to continue operating as a going concern.

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

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our British Virgin Islands subsidiaries, MS (HK) Construction Engineering Limited, Lead Benefit (HK) Limited, and PMA Nano Carbon Tech Limited, and our Hong Kong Operating Subsidiaries, Lead Benefit (HK) Limited, Value Bright HK and PMA Nano Carbon Technology Pte. Ltd..

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

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from Ming Shing Group Holdings Limited to our Operating Subsidiaries or our Operating Subsidiaries to Ming Shing Group Holdings Limited, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our operating subsidiaries and any changes in such laws and regulations and interpretations may impair our ability to operate profitably, which could result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares.

Although we have direct ownership of our operating entities in Hong Kong and currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with our Operating Subsidiaries, being based in Hong Kong and having all of its operations to date in Hong Kong. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a company such as our Operating Subsidiaries and Ming Shing Group Holdings Limited, given the substantial operations of our Operating Subsidiaries in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event that we or our Operating Subsidiaries were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Operating Subsidiaries might be subject to fines, experienced evaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. Our organizational structure involves risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our Operating Subsidiaries’ operations and/or a material change in the value of our Class A Ordinary Shares, including the risk that such event could cause the value of such securities to significantly decline or become worthless. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

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

Ming Shing Group Holdings Limited is a holding company incorporated in the Cayman Islands with operating entities based in Hong Kong, as of the date of this Annual Report, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong, other than Mr. Zhijun Pan, our chief executive officer and chairman, and Ms. Tianhang Zhao, our independent director, who are based in the PRC, our chief financial officer and all members of the board of directors of Ming Shing Group Holdings Limited are based in Hong Kong or Taiwan and are not mainland China citizens and all of our revenues and profits are generated by our subsidiaries in Hong Kong and we have not generated any revenues or profits in mainland China. Additionally, we do not intend to operate in mainland China in the foreseeable future. As such, we do not believe we would be subject to the M&A Rules, or would be required to file with the CSRC under the Trial Measures. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).Therefore, as confirmed by our PRC counsel, Chinese Commercial Law Firm, as of the date of this Annual Report, the CSRC’s approval or review is not required for the listing and trading of our Class A Ordinary Shares in the U.S. exchange as provided under the M&A Rules and the Trial Measures.

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

In addition, on December 28, 2021, the Measures were published and became effective on February 15, 2022, and require that, among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and which further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. The publication of the Measures indicates greater oversight by the CAC over data security, which may impact our business and the Company’s subsequent offerings in the future. As of the date of this Annual Report, our Hong Kong Operating Subsidiaries do not have any mainland China individuals as clients. However, our Operating Subsidiaries may collect and store certain data (including certain personal information) from its customers for “Know Your Customers” purposes, which may include mainland China individuals in the future. As of the date of this Annual Report, as confirmed by our PRC counsel, China Commercial Law Firm, we do not expect the Measures to have an impact on our business, operations or the Company’s initial public offering to subject us or our Hong Kong Operating Subsidiaries to permission requirements from the CAC or any other government agency that is required to approve our subsidiaries’ operations, as we do not believe that we will be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) all of our subsidiaries’ operations are conducted by our Hong Kong subsidiaries which currently solely serve the Hong Kong local market, we currently have no operations in mainland China; (ii) we do not have or intend to have any subsidiary nor do we have or intend to establish a VIE structure with any entity in mainland China and the Measures remain unclear whether they shall be applied to a company like us; (iii) as of date of this Annual Report, we have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor do we entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China; (iv) as of the date of this Annual Report, we have not been informed by any PRC governmental authority of any requirement that we must file for a cybersecurity review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our subsidiaries’ business operations and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and our subsidiaries might be covered by permission from the CAC or any other government agency that is required to approve our subsidiaries’ operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains highly uncertain what the potential impact such modified or new laws and regulations will have on our subsidiaries’ daily business operations, its ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete subsequent public offerings or cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. However, since the Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. If the filing procedure with the CSRC under the Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. Any failure to complete such filings may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares.

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

As confirmed by our PRC Counsel, China Commercial Law Firm, based on their understanding of the PRC laws and regulations currently in effect, as of the date of this Annual Report, neither we nor our Operating Subsidiaries, is subject to the M&A Rules, the Trial Measures, the Confidentiality Provisions, the Measures or the regulations or policies that have been issued by the CSRC or the CAC as of the date of this Annual Report, nor are we currently covered by permission requirements from the CSRC, the CAC or any other PRC governmental agency that is required to approve our listing on the U.S. exchanges and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CAC to date, we believe that we are currently not required to be compliant with such regulations and policies issued by the CAC as of the date of this Annual Report. Further, as of the date of this Annual Report, neither we nor our Operating Subsidiaries has ever applied for any such permission or approval, as we currently are not subject to the M&A Rules or the regulations and policies issued by the CAC. Notwithstanding the above opinion, our PRC Counsel has further advised us that uncertainties exist as to how the M&A Rules and, the Trial Measures and the Confidentiality Provisions will be interpreted and implemented by Chinese regulators and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules and, the Trial Measures and the Confidentiality Provisions. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approvals are required for our future public offerings, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. Moreover, if there is significant change to the applicable laws, regulations, or interpretations change, that require us to obtain approvals from the CSRC or other PRC regulatory agencies on, among others, the M&A Rules, the Trial Measures and the Confidentiality Provisions at any stage, including but not limited, in the future, and, if in such event, we or our Hong Kong subsidiaries (i) do not receive or maintain the approval, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) are required to obtain such permissions or approvals in the future if applicable laws, regulations, or interpretations change, or (iv) are denied permission from the CSRC or any other PRC regulatory agencies, we will not be able to list our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of investors and cause the value of Class A Ordinary Shares to significantly decline or be worthless.

Substantially all of our operating subsidiaries’ operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time, which could result in a material change in the operations of the operating subsidiary and/or the value of our Class A Ordinary Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Given the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline or be worthless. Additionally, any further control over offerings conducted overseas and/or foreign investment impacting our subsidiary in Hong Kong by the Hong Kong government could result in a material change in our operating subsidiaries’ operations, financial performance and/or the value of our Class A Ordinary Shares or impair our ability to raise money.

If the Chinese government chooses to extend oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

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

Risks Related to Our Business and Industry

Our recent acquisition of PMA involves significant risks and uncertainties, including PMA’s limited operating history, unproven technology, integration challenges, potential dilution or financial strain, and the risk of future asset impairment charges.

On June 9, 2026, the Company acquired the entire issued share capital of PMA Nano Carbon Tech Limited. This transaction represents a material commitment of our financial, capital, and operational resources. PMA is an early-stage company with a limited operating history, which makes it difficult to evaluate its business model, financial condition, and growth prospects. As a result, our investment in PMA is subject to substantial risks and uncertainties, including (i) valuation uncertainty and lack of historical performance, resulting in potential overpayment for the acquisition; (ii) commercialization, technology and scalability risks which there is no assurance that PMA’s technology will perform as anticipated and potential technical failures, development delays or market resistance may occur; (iii) integration and operational challenges; (iv) financing, capital requirements and dilution of ownership of existing stockholders; and (v) risk of goodwill and intangible asset impairment. If we fail to successfully execute the strategy for PMA or manage the associated operational and financial risks, our business, financial condition, operating results, and stock price could be materially and adversely affected.

Our performance depends on market conditions and trends in the wet trades works industry and if there is any slowdown (in terms of transaction volume and price) of the property market in Hong Kong, the availability of wet trades works projects in Hong Kong may decrease significantly.

For the fiscal years ended March 31, 2026, 2025 and 2024, the majority of our revenue was derived from wet trades works in Hong Kong. The future development of the wet trades works industry and the availability of wet trades works projects in Hong Kong largely depend on the continued development of the property market in Hong Kong. The nature, extent and timing of available wet trades works projects will be determined by an interplay of a variety of factors, including the Government’s policies on the property market in Hong Kong, its land supply and public housing policy, the investment of property developers and the general conditions and prospects of Hong Kong’s economy. These factors may affect the availability of wet trades works projects in Hong Kong.

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

Our revenue is typically derived from projects which are non-recurrent in nature and our customers are under no obligation to award projects to us. For the fiscal years ended March 31, 2026, 2025 and 2024, we secured new businesses mainly through invitation for tender by customers. There is no assurance that we will be able to secure new contracts in the future. Accordingly, the number and scale of projects and the amount of revenue we are able to derive therefrom may vary significantly from period to period, and it may be difficult to forecast the volume of future business. In the event that we fail to secure new contracts or there is a significant decrease in the number of tender invitations or contracts available for bidding in the future, our business, financial position and prospects could be materially and adversely affected.

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

Our customers may request additional, reduction or alteration of works beyond the scope of the contract during project implementation by placing variation orders with us. The aggregate amount of revenue that we are able to derive from a project may be different from the original estimated contract sum specified in the relevant contract due to variation orders placed by our customers. As such, there is no assurance that the amount of fees and charges as finally agreed with our customers would be sufficient to recover our costs incurred or provide us with a reasonable profit margin or the amount of revenue derived from our projects will not be substantially different from the original estimated contract sum as specified in the relevant contracts and our financial condition may be adversely affected by any decrease in our revenue as a result of variation orders although the Company periodically reviews the status of our projects. As a result, there is no assurance that our revenue and profit margin in the future will remain at a level comparable to those recorded during the fiscal years ended March 31, 2026, 2025 and 2024.

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

During the fiscal years ended March 31, 2026, 2025 and 2024, our five largest customers accounted for a significant portion of our total revenue.

A significant portion of our revenue was derived from a limited number of customers. Our five largest customers from construction services for the fiscal years ended March 31, 2026, 2025, and 2024 accounted for approximately 97.6%, 74.9% and 91.7% of our revenue from construction services in the corresponding periods, respectively. In relation to our trading of wines and spirits business, the number of customer with revenue contribution to us was 1 nil and nil, accounting for 100%, nil and nil, of the total revenue from trading of wine for the fiscal years ended March 31, 2026, 2025 and 2024, respectively. We were engaged by our customers on a project-by-project basis. There is no assurance that we will continue to obtain contracts from our major customers in the future. If there is a significant decrease in the number of projects awarded by our major customers, and we are unable to secure suitable projects of a comparable size and quantity as replacements from other customers, our financial condition and operating results would be materially and adversely affected.

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

Our expansion plan is based upon a forward-looking assessment of market prospects of the wet trades works industry in Hong Kong and there is no assurance that such assessment will always turn out to be correct or that it will be able to grow our business as planned. Expansion plans may be affected by a number of factors beyond our control. Such factors include, but are not limited to, changes in economic conditions in Hong Kong, changes in supply and demand for our wet trades works services and government regulations in relation to the wet trades works industry. In addition, our financial statements for the year ended March 31, 2026 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our future growth depends on our ability to improve our administrative, technical and operational infrastructure. As the business expands, we may encounter a range of difficulties in managing our business, such as difficulties (i) generating sufficient liquidity internally or obtaining external financing for capital needs, and (ii) allocating its resources and managing its relationships with a growing number of customers, suppliers and other business partners. There can be no assurance that future growth will materialize or that we will be able to manage future growth effectively, and failure to do so would have a material adverse effect on our business, financial position and results of operations.

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

Our ongoing ability to generate cash is important for funding our continuing operations, making acquisitions and servicing our indebtedness. Our financial statements for the year ended March 31, 2026 contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. To the extent that existing cash balances and cash flow from operations, together with borrowing capacity are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions and conditions in our business and our operating results. Those factors may affect our efforts to arrange additional financing on terms acceptable to us.

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

Mr. Chi Ming Lam beneficially owns and controls 2,414,865 Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares that correspond to 99.25% of the total voting power. Mr. Chi Ming Lam holds considerable influence over corporate matters requiring shareholder approval and will independently control the operations of the Company, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

The wet trades works industry in Hong Kong has been facing the problem of labor shortage and ageing workforce. The supply and cost of labor in Hong Kong are affected by the availability of labor in the market as well as economic factors in Hong Kong including the inflation rate and standard of living. There is no guarantee that the supply of labor and labor costs will be stable. In addition, the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) requires that an employee is entitled to be paid wages in respect of any wage period of not less than the minimum wage, which shall be derived by reference to the prescribed minimum hourly wage rate (currently set at HK$43.1 per hour (effective from May 1, 2025)). There is no assurance that the statutory minimum wage will not increase in the future. In the event that we or our subcontractors fail to retain existing labor and/or recruit sufficient labor in a timely manner to cope with the demand of our existing or future jobs and/or there is a significant increase in the costs of labor, we may not be able to complete our jobs on schedule and/or within budget and our operations and profitability may be adversely affected.

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

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Class A Ordinary Shares.

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

For the fiscal years ended March 31, 2026, 2025 and 2024, our revenue was derived from wet trades works in Hong Kong. To a lesser extent, we also engaged in trading of wines and spirits. The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us.

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

An active trading market for our Class A Ordinary Shares or our Class A Ordinary Shares may not continue and the trading price for our Class A Ordinary Shares may fluctuate significantly.

Our Class A Ordinary Shares are listed on the Nasdaq. We cannot assure you that a liquid public market for our Class A Ordinary Shares will continue. If an active public market for our ordinary shares does not continue, the market price and liquidity of our Class A Ordinary Shares may be materially and adversely affected. As a result, investors in our securities may experience a significant decrease in the value of their Class A Ordinary Shares.

As a “controlled company” under the rules of Nasdaq, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our issued and outstanding Ordinary Shares. Under Nasdaq Rule 5615, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Rules, and the requirement that our Compensation Committee and Nominating and Corporate Governance Committee consist entirely of independent directors. Although we do not currently or intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our Nominating and Corporate Governance Committee and Compensation Committee might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. Our status as a “controlled company” could cause our ordinary shares to look less attractive to certain investors or otherwise harm our trading price.

Our directors and officers currently collectively own an aggregate of 99.25% of the total voting power of our outstanding Ordinary Shares.

Our directors and officers currently collectively own an aggregate of 99.25% of the total voting power of our outstanding Ordinary Shares as of the date of this annual report. These beneficial owners could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these beneficial owners will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of these beneficial owners may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares. For more information regarding our beneficial owners and their affiliated entities, see “Item 6. — 6.E. Share Ownership”

Nasdaq may apply additional and more stringent criteria for our continued listing because our IPO may be deemed as a small public offering and insiders currently hold a large portion of our listed securities.

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

On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our current auditor, FundCertify CPA Professional Corporation, is not headquartered in mainland China or Hong Kong and was not identified by the PCAOB in its report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022.

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

Risks Related to Ownership of Our Class A Ordinary Shares

Enforcement of the pledge of common stock by our controlling shareholder could result in a change of control, loss of voting control, or a material drop in the market price of our Class A Ordinary Shares.

As of the date of this report, Mr. Chi Ming Lam, our controlling shareholder, has pledged 5,400,000 of his shares to Relaxanddrinks Limited. If Mr. Lam defaults on the underlying obligations secured by these pledged shares, the lender may enforce the pledge and foreclose upon, transfer, or sell the 5,400,000 shares. The occurrence of such action could result in an immediate change of control of the Company, a disruption to our corporate strategy and significant alteration to our board and management. Such transfer, if exercised in the market, could create substantial downward pressure on the trading price of our Class A Ordinary Shares and increase price volatility. We cannot assure you that Mr. Lam will fulfill his obligations under the pledge agreement or that the pledgee will not exercise its remedies against the shares. Any enforcement of the pledge could materially and adversely affect our business, financial condition, results of operations and the market price of our Class A Ordinary Shares.

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

The dual-class share structure may adversely affect the trading market for the Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class share structure may prevent the inclusion of the Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A Ordinary Shares.

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

As an “emerging growth company” under applicable law, we are subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our Class A Ordinary Share price may be more volatile.

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

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq Stock Market’s corporate governance requirements. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market’s corporate governance requirements. For example, neither the Companies Act nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our Compensation Committee and Nominating and Corporate Governance Committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, our board of directors consists of a majority of independent directors. Currently we follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq, including (i) Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company; (ii) Nasdaq Marketplace Rule 5635(b) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company that will result in a change of control of the company; (iii) Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants; and (iv) Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein. Nasdaq Rule 5640 generally provides that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance. Notwithstanding this general requirement, IM-5640 states that Nasdaq will accept any action or issuance relating to the voting rights structure of a non-U.S. company that is not prohibited by the company’s home country law. Cayman Islands law permits disparate reduction or restriction of voting rights of existing shareholders by the issuance of super-voting stock. The Company has elected to follow Cayman Islands practice in lieu of the requirements of NASDAQ Rule 5640. Save as aforementioned, we do not plan to rely on other home country practices with respect to our corporate governance. As we may from time to time to choose, to follow home country practice exemptions with respect to certain corporate matters, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Stock Market’s corporate governance requirements applicable to U.S. domestic issuers. See also “Item 16G. Corporate Governance.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

As of the date of this Annual Report, we incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior the fiscal year ended on March 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee and an audit committee. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. Currently we follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq, including (i) Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company; (ii) Nasdaq Marketplace Rule 5635(b) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company that will result in a change of control of the company; (iii) Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants; and (iv) Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein. Nasdaq Rule 5640 generally provides that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance. Notwithstanding this general requirement, IM-5640 states that Nasdaq will accept any action or issuance relating to the voting rights structure of a non-U.S. company that is not prohibited by the company’s home country law. Cayman Islands law permits disparate reduction or restriction of voting rights of existing shareholders by the issuance of super-voting stock. The Company has elected to follow Cayman Islands practice in lieu of the requirements of NASDAQ Rule 5640. Save as aforementioned, we do not plan to rely on other home country practices with respect to our corporate governance. However, we may, in the future, consider following home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

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

As of the date of this Annual Report, our biggest shareholder, Mr. Chi Ming Lam, owns approximately 99.25% of the aggregate voting power of our outstanding Ordinary Shares. As a result, Mr. Chi Ming Lam has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

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

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the Ordinary Shares they hold or may not be able to sell their Class A Ordinary Shares at all.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Ordinary Shares and our ability to raise capital in the future.

The market price of our Class A Ordinary Shares could decline as a result of future sales of substantial amounts of shares or other securities relating to the shares in the public market, including by the Company’s significant shareholder, or the issuance of new shares by the Company, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of the shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. One shareholder holds a significant portion of our Class A Ordinary Shares and these are “restricted securities” as defined in Rule 144. These Class A Ordinary Shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

The Company issued unsecured convertible promissory notes to three sellers on May 26, 2026 as consideration for the acquisition of PMA Nano Carbon Tech Limited in the consideration of US$110 million. Each holder of the Notes (the “Note Holders”) shall be entitled to convert any portion of its outstanding and unpaid balance of the principal amount into fully paid and non-assessable ordinary shares of the Company (the “Ordinary Shares”) at the price of US$0.99 per Ordinary Share. The Note Holders shall not have the right to convert any portion of the Notes to the extent that immediately after giving effect to such conversion, the applicable Note Holder, together with its affiliates, would directly or indirectly beneficially own in excess of 9.99% of the number of Ordinary Shares then issued and outstanding. If all the convertible bond is converted into Class A Ordinary Shares of the Company, the Company shall issue an additional 111,111,111 Class A Ordinary Shares. As of the date of this annual report, the Company has 12,975,000 Ordinary Shares issued and outstanding, consisting of 6,975,000 Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares. Assuming the convertible promissory notes are fully converted, the issue of additional shares will account for approximately 89.54% of the total issued Class A Ordinary Shares, which may cause substantial dilution to our existing shareholders.

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

Previously our management identified material weaknesses related to (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; and (2) our lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures as well as adequate policies and procedures in internal audit function to ensure that our policies and procedures have been carried out as planned. Our management has implemented steps necessary to remediate the underlying causes of these material weaknesses, including (i) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; ii) established three committees under the board of directors: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee (see “Item 6. Directors, Senior Management and Employees” for details); and iii) actively hired more qualified staff to fill up the key roles in the operations. Management believes that it has completed its remediation activities by testing the operating effectiveness of the enhanced controls and found them to be effective. Based on the implementation work and results of testing performed, we have concluded that the previously identified material weaknesses were remediated as of March 31, 2026. We concluded that our internal controls over financial reporting were effective as of March 31, 2026. However, we cannot assure you that we may not identify additional material weaknesses or significant deficiencies in the future.

We are subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, our financial condition, results of operations and prospects, as well as the market for and trading price of our Class A Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before the initial public offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm the business of the Operating Subsidiaries and the trading price of our Class A Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class A Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Class A Ordinary Share price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. Currently we follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq, including (i) Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company; (ii) Nasdaq Marketplace Rule 5635(b) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company that will result in a change of control of the company; (iii) Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants; and (iv) Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein. Nasdaq Rule 5640 generally provides that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance. Notwithstanding this general requirement, IM-5640 states that Nasdaq will accept any action or issuance relating to the voting rights structure of a non-U.S. company that is not prohibited by the company’s home country law. Cayman Islands law permits disparate reduction or restriction of voting rights of existing shareholders by the issuance of super-voting stock. The Company has elected to follow Cayman Islands practice in lieu of the requirements of NASDAQ Rule 5640. Save as aforementioned, we do not plan to rely on other home country practices with respect to our corporate governance.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). In determining whether we are a PFIC, we are permitted to take into account the assets and income of our Operating Subsidiaries because we own 100% of their stock. However, even if we take into account the assets and income of our Operating Subsidiaries, we may still be considered a PFIC in 2023 and possibly later years, depending on a number of factors, including the composition of our income and assets, how quickly we use our liquid assets, including the cash raised pursuant to the Company’s initial public offering (if we determine not to, or are unable to, deploy significant amounts of cash for active purposes our risk of being a PFIC will substantially increase), the market price of our Class A Ordinary Shares, and fluctuations in that price. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for 2023 or any future taxable year.

If we are a PFIC in any taxable year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the Class A Ordinary Shares and on the receipt of distributions on the Class A Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. A U.S. holder may also be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our Class A Ordinary Shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. holder holds our Class A Ordinary Shares. Please refer to the paragraph titled “Taxation – United States Federal Income Taxation”.

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

Our Class A Ordinary Shares are listed on Nasdaq under the symbol “PMA.” We cannot assure you that our securities will continue to be listed on Nasdaq in the future. In order to continue listing our securities on Nasdaq, we must maintain certain financial, distribution and stock price levels. Generally, we must maintain a minimum amount in shareholders’ equity (generally US$2,500,000) and a minimum number of holders of our securities (generally 300 public holders). We are required to demonstrate compliance with Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. We cannot assure you that we will continue to meet those continued listing requirements.

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

Corporate Overview

Our Company, Ming Shing Group Holdings Limited, was incorporated in the Cayman Islands on August 2, 2022. As a holding company with no material operations of our own, we conduct our business through our wholly-owned Hong Kong Operating Subsidiaries, MSHKE, MSE and Value Bright HK.

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

Value Bright International Limited, a BVI business company, was incorporated on January 7, 2026, with the Company as its sole shareholder.

Value Bright International (HK) Limited, a Hong Kong company, was incorporated on February 2, 2026, with Value Bright International Limited, as its sole shareholder.

PMA Nano Carbon Tech Limited, a BVI business company, was incorporated on April 29, 2026. The Company is currently its sole shareholder.

PMA Nano Carbon Technology Pte. Ltd., a Singapore company, was incorporated on April 16, 2026, with PMA Nano Carbon Tech Limited as its sole shareholder.

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

Corporate Structure

We are a Cayman Islands company that wholly owns our British Virgin Islands subsidiary, MS (HK) Construction Engineering Limited, which in turn, wholly owns our Hong Kong Operating Subsidiaries. We wholly own our British Virgin Islands subsidiary, Lead Benefit International Limited, which in turn, wholly owns Lead Benefit (HK) Limited, a wholly-owned Hong Kong subsidiary.

The following diagram illustrates our corporate structure as of the date of this Annual Report.

Notes:

(1)	Ming Shing Group Holdings Limited, a Cayman Islands company, is the holding company and registrant.

(2)	MS (HK) Construction Engineering Limited, a British Virgin Islands company, is the holding company of our Operating Subsidiaries.

(3)	Lead Benefit International Limited, a British Virgin Islands company, is the holding company of Lead Benefit (HK) Limited

(4)	MS (HK) Engineering Limited, a Hong Kong company, is one of our Operating Subsidiaries.

(5)	MS Engineering Co., Limited, a Hong Kong company, is one of our Operating Subsidiaries.

(6)	Lead Benefit (HK) Limited, a Hong Kong company, is one of our subsidiaries.

(7)	PMA Nano Carbon Tech Limited, a British Virgin Islands company, is the holding company of PMA Nano Carbon Technology Pte. Ltd.

(8)	PMA Nano Carbon Technology Pte. Ltd., a Singapore company, is one of our subsidiaries

(9)	Value Bright International Limited, a British Virgin Islands company, is the holding company of Value Bright International (HK) Limited

(10)	Value Bright International (HK) Limited, a Hong Kong company, is one of our Operating Subsidiaries.

Transfers of Cash between Our Company and Our Subsidiaries

Our business is conducted by the Operating Subsidiaries, our indirectly wholly-owned entities in Hong Kong. Ming Shing Group Holdings Limited, the Cayman Islands holding company relies on dividends paid by its subsidiaries, namely MS (HK) Construction Engineering Limited, Lead Benefit International Limited, Value Bright International Limited and PMA Nano Carbon Tech Limited, our wholly-owned British Virgin Islands subsidiaries and their wholly-owned Hong Kong and Singapore subsidiaries, namely the Operating Subsidiaries, Lead Benefit (HK) Limited, and PMA Nano Carbon Technology Pte. Ltd., for Ming Shing Group Holdings Limited’s working capital and cash needs, including the funds necessary to pay any dividends.

Ming Shing Group Holdings Limited, MS (HK) Construction Engineering Limited, Lead Benefit International Limited, Value Bright International Limited and PMA Nano Carbon Tech Limited are essentially Cayman Islands, British Virgin Islands, British Virgin Islands, British Virgin Islands, and British Virgin Islands holding companies, respectively. Only our Operating Subsidiaries operate in Hong Kong and Lead Benefit (HK) Limited, our subsidiaries, are Hong Kong companies and are not Operating Subsidiaries. PMA Nano Carbon Technology Pte. Ltd., our subsidiary, is a Singapore company and is not an Operating Subsidiary.

During the normal course of our business, cash may be transferred between our companies via wire transfer to and from bank accounts to pay certain business expenses, as loans or capital contribution.

As of the current date, none of our companies has distributed any cash dividends or made any cash distributions. As of the date of this Annual Report, there are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK$ into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors. The PRC laws and regulations do not currently have any material impact on transfer of cash from Ming Shing Group Holdings Limited to our Operating Subsidiaries nor our Operating Subsidiaries to Ming Shing Group Holdings Limited, our shareholders or U.S. investors. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or on our subsidiary’s ability by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. Currently, all of our operations are in Hong Kong through our Operating Subsidiaries. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity, or VIE, structure with any entity in mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The PRC laws and regulations do not currently have any material impact on transfer of cash from Ming Shing Group Holdings Limited to our Operating Subsidiaries or our Operating Subsidiaries to Ming Shing Group Holdings Limited and the investors in the U.S. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless.

MS (HK) Construction Engineering Limited, Lead Benefit International Limited, Value Bright International Limited, PMA Nano Carbon Tech Limited, Lead Benefit (HK) Limited, PMA Nano Carbon Technology Pte. Ltd. and our Operating Subsidiaries are permitted under the relevant laws of British Virgin Islands, British Virgin Islands, British Virgin Islands, Hong Kong, Singapore and Hong Kong, respectively, to provide funding through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from Hong Kong and Singapore to the Cayman Islands and to U.S. investors.

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

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our IPO; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

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

Controlled Company Status

Our co-founder and Director, Mr. Lam, currently beneficially owns a majority of the voting power of our outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may, subject to the requirements of applicable Cayman Islands law, elect not to comply with certain corporate governance requirements, including (i) the requirement that a majority of the board of directors be comprised of independent directors; (ii) the requirement that our compensation committee be comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) the requirement that director nominees be selected, or recommended for the board of directors’ selection, either by a majority vote of the board of directors’ independent directors or a nominations committee comprised solely of independent directors. We do not currently rely on these exemptions, but may in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules.

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

On November 22, 2024, the Company announced the pricing of its initial public offering of 1,500,000 Ordinary Shares at a public offering price of $5.50 per ordinary share. The Shares began trading on the Nasdaq Capital Market on November 22, 2024, under the ticker symbol “MSW”, which was subsequently changed to “PMA”.

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

On January 13, 2025, the Company announced that its wholly-owned Hong Kong subsidiary, Lead Benefit (HK) Limited, purchased 500 Bitcoins at an average price of US$94,375 per Bitcoin on January 9, 2025, with a total investment of approximately US$47 million. On March 11, 2025, the Company announced that its wholly-owned Hong Kong subsidiary, Lead Benefit (HK) Limited, purchased 333 Bitcoins at an average price of US$81,555 per Bitcoin on February 28, 2025, with a total investment of approximately US$27 million, (together, the “Bitcoin Transactions”). The transactions were terminated pursuant to a series of agreements on February 9, 2026, as further disclosed below.

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

On May 23, 2025, the Company issued convertible promissory notes (“Notes”) to Unit Meta AI Tech Limited, a company incorporated in Hong Kong, and Gallant Witness Limited, a company incorporated in the British Virgin Islands, both being independent third parties of the Company and are not related, in the principal amount of US$37 million and US$37 million(together, the “CB Transactions”), respectively, in a transaction exempted from registration under the Securities Act of 1933, as amended. The transactions were terminated pursuant to a series of agreements on February 9, 2026, as further disclosed below.

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

On August 20, 2025, the Company entered into a Bitcoin purchase agreement (the “Bitcoin Purchase Agreement”) with Winning Mission Group Limited (the “Seller”), a company incorporated under the laws of the British Virgin Islands, an independent arms-length third party, for the purchase of 4,250 Bitcoins, in the consideration of US$482,961,500 (an average price of US$113,638 per Bitcoin) (the “Consideration”), payable at the Closing (as defined in the Bitcoin Purchase Agreement), in the form of (i) a convertible promissory note with a principal amount of US$482,961,500; and (ii) a warrant to purchase 402,467,916 Ordinary Shares of the Company (the “Transaction”). Concurrent with entry into the Bitcoin Purchase Agreement, (i) the Company; (ii) the Seller; and (iii) Rich Plenty Investment Limited, a company incorporated under the laws of the British Virgin Islands, an independent arms-length third party, (the “Assignee”), entered into an assignment agreement (the “Assignment Agreement”), pursuant to which the Seller assigns to the Assignee the interest in 50% of the value of the Consideration, in consideration of the Assignee issuing a promissory note to the Seller in the amount of 2,125 Bitcoins (the “Assignment”). Therefore, pursuant to the Bitcoin Purchase Agreement and the Assignment, the Company shall issue to each of the Seller and the Assignee (i) a convertible promissory note with a principal amount of US$241,480,750 (each the “Note”); and (ii) a warrant to purchase 201,233,958 Ordinary Shares (each the “Warrant”) of the Company, as consideration of the purchase of 4,250 Bitcoins. Upon the Closing, the Company shall issue a Note to the name of the Seller and the Assignee or their respective designee/assignee in the principal amount of US$241,480,750 and US$241,480,750, respectively, in a transaction excluded from registration under the Securities Act of 1933, as amended. The transactions were terminated pursuant to a series of agreements on February 9, 2026, as further disclosed below.

On September 22, 2025, the Board increased the size of the Board by two directors, approved the appointment of Mr. Han YAN, as a non-independent executive director of the Company and Ms. Qiuxian QIAO, as an independent non-executive director of the Company, effective September 22, 2025. Mr. Yan is stepping in as the Company’s Chief Operating Officer.

On October 30, 2025, Mr. Chi Ming Lam, our non-independent director, executed a secured promissory note (the “Note”), pursuant to which Mr. Lam agrees to pay Relaxandrinks Limited, a company incorporated in the United Kingdom, the principal sum of US$1.6 million, secured by a pledge of 5,400,000 ordinary shares, par value US$0.0005, of the Company standing in the name of Mr. Lam. Simultaneous to the execution of the Note. Mr. Lam executed a stock pledge agreement (the “Pledge Agreement”) for the pledge of 5,400,000 ordinary shares.

On November 6, 2025, Mr. Yu YUAN resigned as an independent director, chairman of the nominating and corporate governance committee, member of the audit committee and member of the compensation committee of the Company. On November 6, 2025, the Board approved the appointment of Ms. Wan-Jung SUN, as an independent non-executive director of the Company, effective November 6, 2025.

On December 3, 2025, Ms. Wai Chun CHIK resigned as an independent director, chairman of the audit committee, member of the nominating and corporate governance committee and member of the compensation committee of the Company. On December 3, 2025, the Board approved the appointment of Ms. Tianhang ZHAO, as an independent non-executive director of the Company, effective December 3, 2025.

On December 30, 2025, the audit committee (the “Audit Committee”) of the Board accepted the resignation of SRCO Professional Corporation Chartered Professional Accountants (“SRCO”) as its independent registered public accounting firm, effective immediately. SRCO had served as the Company’s independent registered public accounting firm since April 11, 2025. On February 26, 2026, the Audit Committee approved the appointment of FundCertify CPA Professional Corporation (“FundCertify”) as Ming Shing’s independent registered public accounting firm, effective immediately.

On January 14, 2026, the Company entered into a non-binding letter of intent with LHS Prime Limited, Blue Continental Holdings Limited and Beyond Value Wealth Limited (the “Vendors”) for the potential acquisition of the entire issued share capital of StoryFlow Technology Limited, a business company incorporated in the British Virgin Islands (the “Target Company”) (the “Transaction”). The Target Company, together with its subsidiaries, operates in the artificial intelligence (“AI”) industry by building AI infrastructure and knowledge retrieval and reasoning capabilities, centered around product directions such as Viva Flow. Its business integrates with various application scenarios via KaaS/API/SDK and commercialize in directions such as AI content and advertising systems, AI creative and material generation and AI knowledge middleware. As of the date of this report, the discussion of the potential acquisition is still ongoing.

On February 9, 2026, the Company entered into a series of deeds of termination (the “Deeds of Termination”) with the various parties in the Transactions to effect the termination of (i) the purchase of 500 Bitcoins and 333 Bitcoins from Unit Meta AI Tech Limited and 4,250 Bitcoins from Winning Mission Group Limited; (ii) the issuance of a convertible promissory note in the principal amount of US$37,000,000 to each of Unit Meta AI Tech Limited and Gallant Witness Limited, and (iii) the issuance of a convertible promissory note in the principal amount of US$241,480,750 and warrant of 201,233,958 warrant shares to each of Winning Mission Group Limited and Rich Plenty Investment Limited (the “Former Agreements”). Pursuant to the Deeds of Termination, the Former Agreements shall become null and void and without any further effect. Each party to the Deeds of Termination shall release and discharge the other party of its obligations under the Former Agreements.

On March 1, 2026, Ms. Pik Chun LIN and Mr. Chi Hei TSOI resigned as Chief Financial Officer and Chief Accounting Officer , respectively, of the Company. On March 1, 2026, the Board approved the appointment of Mr. To Wa YIU, as Chief Financial Officer of the Company, effective March 1, 2026.

On May 26, 2026, the Company entered into a stock purchase agreement (the “SPA”) with PMA Technology Holdings Limited, Legend Master Development Limited and F.F.Formation Holding Co. Ltd (each a “Seller”, collectively the “Sellers”) for the acquisition of the entire issued share capital of PMA Nano Carbon Tech Limited, an exempted limited company incorporated under the laws of the British Virgin Islands (the “Target Company”) at the consideration of US$110,000,000 in aggregate, which shall be settled by the Company issuing unsecured convertible promissory notes to the Sellers of the same amount. The consideration payable under the SPA will consist of convertible promissory notes issued by the Company in the aggregate original principal amount of US$110,000,000, issued in the principal amounts of (i) US$66,000,000 to PMA Technology Holdings Limited; (ii) US$24,200,000 to Legend Master Development Limited; and (iii) US$19,800,000 to F.F.Formation Holding Co. Ltd, respectively (the “Notes”). The Notes will be issued pursuant to a a note purchase agreement (the “NPA”) with the Sellers for the issuance of the Notes. The NPA will be executed, and the Notes issued, at the Closing of the SPA. The Notes have no fixed maturity date and shall remain outstanding unless and until converted, redeemed, repurchased or cancelled. Pursuant to the NPA, the Company and the Sellers agreed that the principal amount of the convertible promissory notes constitutes the entire purchase price payable by the Company under the SPA and shall be satisfied solely by the issuance of the convertible promissory notes. On June 9, 2026, the transaction closed where the entire issued share capital of PMA Nano Carbon Tech Limited was transferred to the Company and the Company issued three unsecured convertible promissory notes to the Sellers in an aggregate amount of US$110,000,000.

On May 27, 2026, Mr. Wenjin Li has resigned from his positions as Chairman of the Board, Chief Executive Officer and Director of the Company, effective May 27, 2026. Following Mr. Li’s resignation, on the same date, the Board has approved the re-designation of Mr. Han Yan as Chief Executive Officer of the Company, effective May 27, 2026. On the same date, the Board approved the appointment of Mr. Zhijun PAN, as Chairman of the Board and Director of the Company, effective May 27, 2026.

On June 4, 2026, Mr. Han YAN resigned as a director and chief executive officer of the Company and Mr. Dongjie LAO resigned as an independent director, chairman of the compensation committee, member of the nominating and corporate governance committee and member of the audit committee of the Company. Following Mr. Lao’s resignation, on the same date, the Board has approved the re-designation of Ms. Tianhang Zhao as chairman of the compensation committee to fill the vacancy created by the resignation of Mr. Lao. Following Mr. Yan’s resignation, on the same date, the Board has approved the re-designation of Mr. Zhijun Pan as Chief Executive Officer of the Company, effective June 4, 2026.

On June 16, 2026, the Company held an extraordinary general meeting of the shareholders (the “Meeting”). At the Meeting, the shareholders of the Company voted to pass resolutions approving all of the resolutions considered at the Meeting, including but not limited to (i) the increase of authorized share capital to US$25,000,000 divided into 50,000,000,000 ordinary shares with US$0.0005 par value; (ii) the redesignation and reclassification of Ordinary Shares and the creation of Class A Ordinary Shares and Class B Ordinary Shares; and (iii) the adoption of the third amended and restated memorandum and articles of association.

On July 29, 2026, the Company entered into a strategic cooperation framework agreement (the “MOU”) through PMA Nano Carbon Technology Pte. Ltd (“PMA”), a subsidiary of the Company, with Meal Though Seasons HK Limited (“Meal Though”, together with PMA, the “Parties”), a company incorporated in Hong Kong. The Parties believe that PMA’s graphene thermal management technology can be applied to Meal Though’s business and Meal Though’s capabilities can provide an application foundation for testing, verification, product development, and commercial promotion of the relevant technologies. The Parties intend to establish a strategic cooperative relation. The Parties may opt to further explore cooperation plans including equity investment, joint ventures and mergers and acquisitions.

On August 11, 2026, the Company entered into a stock purchase agreement (the “SPA”) to acquire the entire issued share capital of Meals Through Seasons Limited, a business company incorporated under the laws of the British Virgin Islands (the “Target Company”), with Hongs Smart Limited and Yapjianhuei Smart Limited (each a “Seller” and, collectively, the “Sellers”), the Target Company and MTHK, for an aggregate consideration of US$510,000,000, payable in full in securities of the Company. The Target Company holds the entire issued share capital of MTHK. Based on information provided by the Sellers, which the Company has not independently verified, MTHK is mainly engaged in organic agricultural product supply chains, agricultural base operations, agricultural product sorting and processing, cold chain logistics, channel sales and related businesses.

The aggregate consideration of US$510,000,000 is payable in full in securities of the Company, and no cash is payable by the Company. It comprises (i) 150,000,000 Class A ordinary shares of the Company, par value US$0.0005 per share (the “Class A Ordinary Shares”), to be issued at closing at an agreed reference price of US$1.00 per share, representing an aggregate value of US$150,000,000 (the “Consideration Shares”), and (ii) unsecured convertible promissory notes in the aggregate original principal amount of US$360,000,000 (the “Notes”), to be issued at closing pursuant to a note purchase agreement to be entered into at closing (the “NPA”). The consideration (including both the Consideration Shares and the Notes) is allocated between the Sellers in proportion to their respective interests in the Target Company, being 70% for Hongs Smart Limited and 30% for Yapjianhuei Smart Limited. As of the date of this annual report, the transaction has not been closed.

All ordinary share and per ordinary share amounts used elsewhere in this Annual Report and the consolidated financial statements have been retroactively restated to reflect the Share Subdivision.

Acquisition of MS Engineering Co., Limited

MS Engineering Co., Limited was incorporated on March 27, 2019 in Hong Kong as a limited liability company by an independent third party, its principal activities were provision of wet trades works. On October 20, 2021, Mr. Chi Ming Lam purchased all the shares and became the sole shareholder of MSE. The results of MSHKE were included in the financial statements for both periods and results of MSE were included commencing from October 20, 2021.

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

Principal Capital Expenditures and Divestitures

For the year ended March 31, 2026, 2025, and 2024, we purchased property and equipment and ROU assets – finance lease of nil, nil and US$1,237,391, respectively, mainly for use in our operations.

As of and subsequent to March 31, 2026, and as of the date of this Annual Report, we did not purchase any material equipment for operational use and do not have any other material commitments to capital expenditures as of March 31, 2026 or as of the date of this Annual Report.

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

Overview

Our Company, Ming Shing Group Holdings Limited, is an exempted company with limited liability incorporated under the laws of the Cayman Islands on August 2, 2022. As a holding company with no material operations of our own, we conduct our business through our indirectly wholly-owned Hong Kong Operating Subsidiaries, MSHKE, MSE and Value Bright HK.

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

Value Bright International Limited, a BVI business company, was incorporated on January 7, 2026, with the Company as its sole shareholder.

Value Bright International (HK) Limited, a Hong Kong company, was incorporated on February 2, 2026, with Value Bright International Limited, as its sole shareholder.

PMA Nano Carbon Tech Limited, a BVI business company, was incorporated on April 29, 2026, with the Company as its sole shareholder.

PMA Nano Carbon Technology Pte. Ltd., a Singapore company, was incorporated on April 16, 2026, with PMA Nano Carbon Tech Limited as its sole shareholder.

We mainly engage in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works, and marble works. To a much lesser extent, we also provide small-scale fitting out services, such as renovation works to our customers. To a lesser extent, we also engaged in trading of wines and spirits.

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

We, through MSHKE and MSE, are mainly engaged in private sector projects in Hong Kong. Our private sector projects mainly involve private residential developments and commercial developments. The project owners of our private sector projects are generally property developers, and our customers are generally main contractors and wet trades works subcontractors engaged under such projects. We have a smaller set of operations in conducting public sector projects compared to our private sector projects in Hong Kong. Our public sector projects mainly involve public residential developments as well as infrastructure and public facilities developments. The customers of our public sector projects are generally main contractors engaged by Government departments and other statutory bodies.

For each of the fiscal years ended March 31, 2026, 2025, and 2024, our total revenue derived from wet trades works services was US$11,018,290, US$33,851,041 and US$27,572,692, respectively. The number of customers with revenue contribution to us was 11 for the fiscal year ended March 31, 2024, 12 for the fiscal year ended March 31, 2025 and 8 for the fiscal year ended March 31, 2026.

To a lesser extent, we also engaged in trading of wines and spirits. For each of the fiscal years ended March 31, 2026, 2025 and 2024, our total revenue derived from trading of wines and spirits was US$3,610,000, nil and nil, respectively.

As of the date of this Annual Report, MSHKE is a registered specialist trade contractor in the designated trade category of plastering (Group 2) under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council. MSE mainly specializes in providing wet trades works service such as plastering works, tile laying works and marble works in the role of subcontractor in private residential developments. Since MSE focuses on the private sector projects, MSE is not required to be and is not registered under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council.

Market and Competition

In the Chief Executive of Hong Kong’s 2025 Policy Address announced in September 2025, the Chief Executive announced a series of policy measures to enhance land supply, including that the Government will (i) ready 2,600 hectares of spade-ready sites in the next decade; (ii) streamline statutory procedures and administrative workflows to reduce construction costs; and (iii) facilitate urban renewal including in Kwu Tung North and Fanling North in the Northern Metropolis. Our management expects that the wet trades work market will continue to grow.

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

Our Services

Construction services

We, through MSHKE and MSE, provide wet trades works services as a subcontractor in Hong Kong. For each of the fiscal years ended March 31, 2026, 2025, and 2024, our total revenue derived from wet trades works services was US$11,018,290, US$33,851,041 and US$27,572,692, respectively.

The wet trades works undertaken by MSHKE and MSE typically involve various trades of works, details of which are set out as follows:

●	Plastering works: applying plaster evenly on the surfaces of floors, walls and ceilings manually or with the use of our plaster spray machine;
●	Tile laying works: cutting and laying tiles on the surface of floors and walls;
●	Brick laying works: laying brick blocks in uniform layers;
●	Floor screeding works: applying a well-blended mixture of cement with graded aggregates and water to a floor base; and
●	Marble works: cutting and laying marble tiles on the surfaces of floors, windowsills and walls.

The following tables set forth the breakdown of our revenue by project sectors for each of the fiscal years ended March 31, 2026, 2025, and 2024.

	For the fiscal years ended March 31
	2026		2025		2024
	Revenue US$	% of Total Revenue	Revenue US$	% of Total Revenue	Revenue US$	% of Total Revenue
Public	3,128,608	28.4	11,279,200	33.3	11,488,228	41.7
Private	7,889,682	71.6	22,571,841	66.7	16,084,464	58.3
Total	11,018,290	100.0	33,851,041	100.0	27,572,692	100.0

Trading of wines and spirits

To a lesser extent, we also engaged in trading of wines and spirits. For each of the fiscal years ended March 31, 2026, 2025 and 2024, our total revenue derived from trading of wines and spirits was US$3,610,000, nil and nil, respectively. Our trading of wines and spirits business involved the purchase of whisky from our supplier and distribution of whisky within Hong Kong on business-to-business sales. The trading of wines and spirits is not our major business.

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

Environment

We mainly act as a subcontractor providing wet trades works services in Hong Kong. Our main contractors generally handle construction waste disposal from the project site. The nature of our business does not impose any serious threats with respect to social responsibility and/or environmental protection matters. We ensure our operations comply with environmental requirements pursuant to the laws in Hong Kong, including primarily those in relation to air pollution control, waste disposal and compliance with the Air Pollution Control (Non-road Mobile Machinery) (Emission) Regulation (Chapter 311Z of the Laws of Hong Kong). During the fiscal years ended March 31, 2026, 2025 and 2024, our cost of compliance with applicable environmental laws and regulations was minimal. See section titled “Regulations” below for more information.

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

We are supported by our project management team of 7 personnel as of March 31, 2026, who possess the practical skills and experience required to handle our projects.

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

Customers

Our customers mainly include construction contractors in Hong Kong. The number of customers with revenue contribution to us from construction services was 8, 12 and 11 for the fiscal years ended March 31, 2026, 2025, and 2024, respectively. The total revenue attributable to our five largest customers from construction services in aggregate accounted for approximately 97.6%, 74.9% and 91.7%, of the total revenue from construction services for the fiscal years ended March 31, 2026, 2025, and 2024, respectively.

In relation to our trading of wines and spirits business, the number of customer with revenue contribution to us was 1, nil and nil, accounting for 100%, nil and nil, of the total revenue from trading of wines and spirits for the fiscal years ended March 31, 2026, 2025 and 2024, respectively.

In the fiscal year ended March 31, 2026, three of our customers accounted for more than 10% of our annual revenue, one for 37.2%, one for 24.7% one for 22.0%. In the fiscal year ended March 31, 2025, six of our customers accounted for more than 10% of our annual revenue each, for 19.5%, 15.0%, 13.7%, 13.4%, 13.3% and 10.4%, respectively, and more than 75% in the aggregate. In the fiscal year ended March 31, 2024, two of our customers accounted for more than 10% of our annual revenue, one for 62.2% and the other for 13.3%. We undertake wet trades works on a project-by-project basis and do not enter into any long-term contracts with any one customer.

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

Our five largest suppliers from construction services accounted for approximately 12.4%, 15.9% and 16.9%, of our cost of revenue from construction services for the fiscal years ended March 31, 2026, 2025, and 2024, respectively.

In relation to our trading of wines and spirits business, we source whisky from our supplier. Our sole supplier from trading of wines and spirits accounted for 100%, nil and nil, of our cost of revenue from trading of wines and spirits for the fiscal years ended March 31, 2026, 2025 and 2024, respectively.

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

As of March 31, 2026
Forklifts	6
Plaster spray machines	4
Total	10

Depending on the service capacity and availability of our equipment, we may also lease certain equipment, such as forklift and plaster spray machine, from rental service providers.

Seasonality

We do not experience any seasonality in our business.

Insurance

We mainly undertook projects as subcontractors for the fiscal years ended March 31, 2026, 2025, and 2024 . In general, the main contractors in our projects are responsible for maintaining employees’ compensation insurance, third party liability insurance and contractor’s all risks insurance for the entirety of the project term, which cover the liability to make payment in the case of death, injury or disability, under the Employees’ Compensation Ordinance and at common law, for injuries sustained at work for full-time and part-time employees. Such insurance policies cover and protect (i) all employees of the main contractors and subcontractors of all tiers, including us; (ii) as well as the work performed on the construction site.

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

Licenses

As of the date of this report, MSHKE is a registered specialist trade contractor in the designated trade category of plastering (Group 2) under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council (expiry date: July 10, 2027). We have obtained all licenses required for carrying on our business activities for the fiscal years ended March 31, 2026, 2025, and 2024 and as of the date of this report.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. During the fiscal years ended March 31, 2026, 2025, and 2024 and as of the date hereof, neither we nor any of our subsidiaries have been involved in any litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of the Company.

Intellectual Property

As of the date of this report, we have not registered any patent or trademark. We have registered our domain name and website. You can find our website at http://ms100.com.hk/.

Real Property

We lease the following property and use it as our office:

Facility	Address
Office	Office Unit B8, 27/F, NCB Innovation Centre, No. 888 Lai Chi Kok Road, Kowloon, Hong Kong

We lease the aforementioned property from Easywell Limited and the lease is valid from June 1, 2025 to May 31, 2027. We paid rental fees of HK$309,000 (US$39,615), HK$402,000 (US$51,538) and HK$290,000 (US$37,179), for the fiscal years ended March 31, 2026, 2025, and 2024, respectively.

The property has no material encumbrances. It is 859 square feet in size and used solely as office space.

We are the owner of the following property and use it as our office:

Facility	Address
Office	Workspace H on 16th Floor and Portion of Roof H of Wong King Industrial Building, No. 192-198 Choi Hung Road, Nos.2-4 Tai Yau Street, Kowloon, Hong Kong

As of March 31, 2026, the property was a security for granting general banking facility in the amount of US$544,881. It is 2,424 square feet in size.

Employees

As of March 31, 2026, we employed a total of 15 employees, each of whom are located in Hong Kong. The following table sets forth a breakdown of our employees by function:

Functional Area	Number of Employees
Management, including our independent directors	5
Project supervision	5
Quantity surveyors	2
Finance and administration	3
Total	15

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

Acquisition of PMA Nano Carbon Tech Limited

On June 9, 2026, the Company acquired the entire issued share capital of PMA Nano Carbon Tech Limited. PMA Nano Carbon Tech Limited, was an exempted company with limited liability incorporated under the laws of the British Virgin Islands on April 29, 2026, as a holding company. The Company is mainly engaged in the provision of graphene-based thermal management technologies and the Company operates its business in Singapore through its direct wholly-owned operating subsidiary, PMA Nano Carbon Technology Pte. Ltd.

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

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (set at HK$43.1 per hour as of the date of this report) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

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

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

Non-recurrent nature of our projects

Our revenue is typically derived from projects which are non-recurrent in nature and our customers are under no obligation to award projects to us. For the fiscal years ended March 31, 2026 and 2025, we secured new businesses mainly through invitation for tender by customers. There is no assurance that we will be able to secure new contracts in the future. Accordingly, the number and scale of projects and the amount of revenue we are able to derive therefrom may vary significantly from period to period, and it may be difficult to forecast the volume of future business. In the event that we fail to secure new contracts or there is a significant decrease in the number of tender invitations or contracts available for bidding in the future, our business, financial position and prospects could be materially and adversely affected.

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

Provision of wet trades works

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

Trading of wines and spirits

The Company also generates revenue from the trading of wines and spirits. The Company recognizes revenue from the trading of wines and spirits to customers when that performance obligation is fulfilled and control transfers to the customer, either at the point of shipment or delivery as dictated by the shipping terms. Payment terms vary by location and customer, however, the duration between when revenue is recognized and when payment is due is less than one year, indicating the Company do not have any significant financing components to recognize. The Company has elected to treat shipping and handling costs that we bill our customers as fulfillment activities rather than as separate performance obligations.

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

The Group adopted the probability of default and loss given default methods for estimating expected credit losses because it can reflect the Group’s expectation of the recoverability of accounts receivable and contract assets at each of the reporting period. The management makes reference to (i) the research by Moody’s and data of Bloomberg for average cumulative default probability rate of the debtors, and (ii) 2026 Annual default study, Moody’s for the weighted average default rates. In addition, the rates have been adjusted for forward-looking factors by taking into account any observable change in future economic conditions, events and environment. The management assumes historical loss pattern does not vary significantly across the customer groups and there is no expectation of such changes over the expected collection period of the receivables outstanding at the period end.

Summary of Results of Operations

Comparison of Years Ended March 31, 2026 and 2025

The following table sets forth key components of our results of operations for the years ended March 31, 2026 and 2025. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended March 31,		Changes
	2026	2025	Amount	%
	USD	USD	USD
Revenue	14,628,290	33,851,041	(19,222,751)	(56.8)%
Cost of revenue	(17,318,493)	(35,157,150)	17,838,657	(50.7)%
Gross loss	(2,690,203)	(1,306,109)	(1,384,094)	106.0%

Operating expenses
General and administrative expenses	(2,782,357)	(4,048,726)	1,266,369	(31.3)%
Total operating expenses	(2,782,357)	(4,048,726)	1,266,369	(31.3)%

Loss from operations	(5,472,560)	(5,354,835)	(117,725)	2.2%
Other income (expense)
Interest expense, net	(346,696)	(508,810)	162,114	(31.9)%
Other income	69,346	52,740	16,606	31.5%
Total other expense, net	(277,350)	(456,070)	178,720	(39.2)%

Loss before tax expense	(5,749,910)	(5,810,905)	60,995	(1.0)%
Income tax (expense) credit	(13,835)	80,154	(93,989)	(117.3)%
Net loss and total comprehensive loss	(5,763,745)	(5,730,751)	(32,994)	0.6%

Revenue

Our revenue was USD14,628,290 for the year ended March 31, 2026 as compared to USD33,851,041 for the year ended March 31, 2025, representing a decrease of USD19,222,751, or -56.8%. The decrease in our revenue in the provision of wet trades works was mainly driven by the completion of sizeable projects during the year ended March 31, 2025 and the decreased volume of work performed by us in our existing projects. The decrease of revenue was partially offset by the trading of wines and spirits business commenced in the year ended March 31, 2026, which contributes USD3,610,000 of our total revenue.

The following table sets forth the breakdown of our revenue by sector for the years ended March 31, 2026 and 2025, respectively:

	For the years ended March 31,
	2026	2025
	USD	USD
Provision of wet trades works
Public	3,128,608	11,279,200
Private	7,889,682	22,571,841
	11,018,290	33,851,041
Trading of wines and spirits	3,610,000	-
Total revenue	14,628,290	33,851,041

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the years ended March 31, 2026 and 2025:

	For the years ended March 31,
	2026	2025
	USD	USD
Provision of wet trades works
Subcontracting costs	12,971,423	29,565,275
Material costs	1,104,499	3,499,002
Direct labor costs	922,121	1,636,370
Overhead costs	120,450	456,503
	15,118,493	35,157,150
Trading of wines and spirits
Purchase costs	2,200,000	-
Total cost of revenue	17,318,493	35,157,150

Our cost of revenue, primarily consist of subcontracting costs, materials costs, direct labor costs, overhead costs and purchases costs of wines and spirits that are directly attributable to services provided. We incurred cost of revenue of USD17,318,493 for the year ended March 31, 2026, as compared to USD35,157,150 for the year ended March 31, 2025, representing a decrease of approximately USD17,838,657, or approximately -50.7%. The decrease was in line with the decrease in revenue.

Gross (loss) profit and gross (loss) profit margin

Our gross (loss) profit and gross (loss) profit margin by project sector is summarized as follows:

	For the years ended March 31,
	2026		2025

Public sector projects
Gross loss	USD	(2,619,285)	USD	(1,500,431)
Gross loss margin		(83.7)%		(13.3)%

Private sector projects
Gross (loss) profit	USD	(1,480,918)	USD	194,322
Gross (loss) profit margin		(18.8)%		0.9%

Trading of wines and spirits
Gross profit	USD	1,410,000	USD	-
Gross profit margin		39.1%		-

Total
Gross loss	USD	(2,690,203)	USD	(1,306,109)
Gross loss margin		(18.4)%		(3.9)%

Our gross loss from public sector projects was USD2,619,285 for the year ended March 31, 2026, as compared to the gross loss of USD1,500,431 for the year ended March 31, 2025, an increase of USD1,118,854, or 74.6%.

Our gross loss from private sector projects was USD1,480,918 for the year ended March 31, 2026, as compared to the gross profit of USD194,322 for the year ended March 31, 2025, a decrease of USD1,675,240, or -862.1%.

Our gross profit from trading of wines and spirits was USD1,410,000 for the year ended March 31, 2026, which is commenced during the year ended March 31, 2026.

Our total gross loss was USD2,690,203 for the year ended March 31, 2026, as compared to USD1,306,109 for the year ended March 31, 2025, an increase of USD1,384,094, or 106.0%. The increase in total gross loss was mainly attributable to (a) additional work has been necessitated with variation orders for certain projects, but the amounts of these variation orders are still under negotiation with the relevant customers; and (b) unexpected delays in site instructions have led to cost overruns in calendar year 2026 and additional work being required to meet project specifications. The gross loss is partially offset by the gross profit from the trading of wines and spirits business.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff cost, motor vehicle expenses, office supplies and maintenance expenses, legal and professional fees, change of credit loss allowances and other miscellaneous administrative expenses. We incurred general and administrative expenses of USD2,782,357 for the year ended March 31, 2026, as compared to USD4,048,726 for the year ended March 31, 2025, a decrease of USD1,266,369, or -31.3%. The decrease was mainly due to the decrease in staff cost and IPO costs.

Other income (expense)

Other income (expense) mainly included interest expense and other income.

We incurred interest expense of USD346,696 for the year ended March 31, 2026, as compared to USD508,810 for the year ended March 31, 2025, a decrease of USD162,114, or -31.9%. The decrease was mainly due to the decrease in our bank and other borrowings during the year ended March 31, 2026.

Other income mainly represents the bank interest income, government grant and rental income. Other income increased by USD16,606 or 31.5% from USD52,740 for the year ended March 31, 2025 to USD69,346 for the year ended March 31, 2026. The increase is mainly due to the increase in government grant for the year ended March 31, 2026.

Income tax expense

Our company, Ming Shing Group Holdings Limited, was incorporated in the Cayman Islands. Our wholly owned subsidiaries, MS (HK) Construction Engineering Limited, Lead Benefit International Limited and Value Bright International Limited, were incorporated in the British Virgin Islands. Pursuant to the current rules and regulations, the Cayman Islands and British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or British Virgin Islands.

Our four indirectly wholly-owned subsidiaries, MS (HK) Engineering Limited, MS Engineering Co., Limited, Lead Benefit (HK) Limited and Value Bright International (HK) Limited, are subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HKD2,000,000 (USD256,410), and 16.5% on any part of assessable profits over HKD2,000,000 (USD256,410). No provision has been made for Hong Kong Profits Tax in the financial statements as the Group did not have estimated assessable profits arising in Hong Kong for the year ended March 31, 2025. For the years ended March 31, 2026, our Group had assessable profits in Hong Kong and a provision for paying the Hong Kong profits tax has been made accordingly.

Net loss and total comprehensive loss

As a result of the forgoing, we reported a net loss and total comprehensive loss of USD5,763,745 for the year ended March 31, 2026, as compared to a net loss and total comprehensive loss of USD5,730,751 for the year ended March 31, 2025, an increase of USD32,994, or 0.6%. Such increase was mainly attributable to (i) the increase in gross loss and gross loss margin as discussed above, which is partially offset by (i) the decrease in interest expenses from bank and other borrowing; and (ii) the decrease in general and administrative expenses during the year ended March 31, 2026.

Comparison of Years Ended March 31, 2025 and 2024

The following table sets forth key components of our results of operations for the years ended March 31, 2025 and 2024. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended March 31,		Changes
	2025	2024	Amount	%
	USD	USD	USD
Revenue	33,851,041	27,572,692	6,278,349	22.8%
Cost of revenue	(35,157,150)	(22,479,613)	(12,677,537)	56.4%
Gross (loss) profit	(1,306,109)	5,093,079	(6,399,188)	(125.6)%

Operating expenses
General and administrative expenses	(4,048,726)	(1,846,753)	(2,201,973)	119.2%
Total operating expenses	(4,048,726)	(1,846,753)	(2,201,973)	119.2%

(Loss) Income from operations	(5,354,835)	3,246,326	(8,601,162)	(265.0)%
Other income (expense)
Interest expense, net	(508,810)	(286,090)	(222,720)	77.8%
Other income	52,740	15,297	37,443	244.8%
Total other (expense) income, net	(456,070)	(270,793)	(185,277)	68.4%

(Loss) Income before tax expense	(5,810,905)	2,975,533	(8,786,438)	(295.3)%
Income tax credit (expense)	80,154	(648,936)	729,090	(112.4)%
Net (loss) income and total comprehensive (loss) income	(5,730,751)	2,326,597	(8,057,348)	(346.3)%

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

Our gross profit from private sector projects was USD194,322 for the year ended March 31, 2025, as compared to USD4,136,964 for the year ended March 31, 2024, a decrease of USD3,942,642, or -95.3%.

Our total gross loss was USD1,306,109 for the year ended March 31, 2025, as compared to gross profit of USD5,093,079 for the year ended March 31, 2024, a decrease of USD6,399,188, or 125.6%. The decrease in total gross profit was mainly attributable to (a) additional work has been necessitated with variation orders for certain projects, but the amounts of these variation orders are still under negotiation with the relevant customer; and (b) unexpected delays in site instructions have led to cost overruns in calendar year 2025 and additional work being required to meet project specifications.

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

We incurred interest expense of USD508,810 for the year ended March 31, 2025, as compared to USD286,090 for the year ended March 31, 2024, an increase of USD222,720, or 77.8%. The increase was mainly due to the increase in our bank and other borrowings during the year ended March 31, 2025.

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

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of March 31, 2026 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report.

	As of March 31,
	2026	2025
	USD	USD
Assets
Current assets
Cash and cash equivalents	1,647,804	249,923
Accounts receivable, net	834,583	4,222,982
Contract assets	1,691,118	5,304,061
Deposits, prepayments and other assets	61,685	483,864

	4,235,190	10,260,830
Non-current assets
Property and equipment, net	1,055,223	1,132,422
Finance lease right-of-use assets, net	84,200	147,967
Operating lease right-of-use assets, net	40,880	-
Life insurance policy, cash surrender value	173,563	167,224
Contract assets	-	1,636,414
Deferred tax assets	276,696	79,426
Deposits, prepayments and other assets	8,957	-
	1,639,519	3,163,453

Total assets	5,874,709	13,424,283

Current liabilities
Accounts payable	1,048,408	3,964,976
Bank and other borrowings	2,415,763	4,761,434
Finance lease liabilities, current portion	48,345	66,150
Operating lease liabilities, current portion	34,892	-
Accrued expenses and other current liabilities	373,845	412,470
Amount due to a related party	1,230,990	-
Income tax payable	835,184	321,445
	5,987,427	9,526,475
Non-current liabilities
Bank and other borrowings	4,661,060	2,865,484
Finance lease liabilities, net of current portion	-	48,345
Operating lease liabilities, net of current portion	5,988	-
	4,667,048	2,913,829

Total liabilities	10,654,475	12,440,304

Cash and cash equivalents

Our cash and cash equivalents increased from USD249,923 as of March 31, 2025 to USD1,647,804 as of March 31, 2026. The increase mainly resulted from the trading of wines and spirits business operations commenced in the year ended March 31, 2026.

Accounts receivable, net

Our accounts receivable, net decreased from USD4,222,982 as of March 31, 2025 to USD834,583 as of March 31, 2026, which was mainly due to the net settlement of accounts receivable amounted to USD1,906,151 and the additional expected credit loss allowance of USD1,482,248 provided during the year ended March 31, 2026.

Contract assets

Our contract assets decreased from USD6,940,475 as of March 31, 2025 to USD1,691,118 as of March 31, 2026, partially due to the decrease of retention receivable amount of USD812,683. The remaining due to works performed before the year ended March 31, 2026 for certain projects but certification received after March 31, 2026. The later amounts represent revenue recognized in excess of amounts billed.

Deposits, prepayments and other assets

Our deposits, prepayments and other assets decreased from USD483,864 as of March 31, 2025 to USD70,642 as of March 31, 2026, which is mainly due to the utilization of advance to supplier.

Finance lease right-of-use (“Finance ROU”) assets

Our Finance ROU assets decreased in value from USD147,967 as of March 31, 2025 to USD84,200 as of March 31, 2026 mainly attributable to the amortization of the assets recognized and transfer of Finance ROU assets to property and equipment during the year ended March 31, 2026.

Operating lease right-of-use (“Operating ROU”) assets

Our Operating ROU assets increased in value from nil as of March 31, 2025 to USD40,880 as of March 31, 2026 mainly attributable to the amortization of the assets recognized and addition of Operating ROU assets arising from its new operating lease contract entered for its principal executive office during the year ended March 31, 2026.

Accounts payable

Our accounts payable mainly comprised of trade payables to subcontractors and suppliers of materials. Our accounts payable decreased from USD3,964,976 as of March 31, 2025 to USD1,048,408 as of March 31, 2026, primarily due to net settlement of accounts payable amounted to USD2,916,568.

Bank and other borrowings

As of March 31, 2026 and 2025, we had an outstanding bank borrowings balance of USD7,076,823 and USD7,626,918, respectively. The decrease in the outstanding bank and other borrowings balance was mainly due to less business funding needs in respect of the reduced business scale.

Finance lease liabilities

As of March 31, 2026 and 2025, we had finance lease liabilities of USD48,345 and USD114,495, respectively. The decrease in our finance lease liabilities was mainly due to the repayment of finance lease liabilities during the year ended March 31, 2026.

Operating lease liabilities

As of March 31, 2026 and 2025, we had operating lease liabilities of USD40,880 and nil, respectively. The increase in our operating lease liabilities was mainly due to the addition of operating lease liabilities arising from its new operating lease contract entered for its principal executive office during the year ended March 31, 2026.

Accrued expenses and other current liabilities

As of March 31, 2026 and 2025, we had accrued expenses and other current liabilities of USD373,845 and USD412,470, respectively. The decrease in our accrued expenses and other current liabilities as of March 31, 2026 was mainly due to decrease in accrued expenses.

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

Going concern

As of March 31, 2026, the Company has net liabilities of USD4,779,766 and accumulated deficits of USD11,606,208. During the year ended March 31, 2026, the Company generated losses of USD5,763,745. The extent of the Company’s future operating losses and the timing of becoming profitable are uncertain.

The Company’s ability to continue as a going concern is dependent upon its future profitability from the existing operations and from new businesses acquired subsequent to the year end March 31, 2026 and its ability to raise additional funding.

Management has developed plans intended to mitigate these conditions. The Company expects to generate operating profits and net cash inflows from its operations of provision of wet trade works, taking into account the new projects with property developers and the prospects of the Hong Kong property market. However, there is no assurance that the Company will achieve profitable operations, and, if achieved, whether it will be sustained on a continued basis.

Management also anticipates additional operating profits from the acquisitions of (i) PMA Nano Carbon Tech Limited, which engaged in provision of graphene-based thermal management technologies services; and (ii) Meal Though Seasons Limited, which engaged in organic agricultural product supply chains, agricultural base operations, agricultural product sorting and processing, cold chain logistics, channel sales, and related businesses (collectively, the “New Business Operations”). However, there is no assurance the New Business Operations will generate operating profits.

Management further intends to fund its operations through utilization of its current financial resources and through additional raises of capital. However, the Company may not be able to secure additional financing in a timely manner or on favorable terms, if at all.

Accordingly, due to these uncertainties, there is substantial doubt about the Company’s ability to continue as a going concern for twelve months after the accompanying financial statements are available to be issued. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may be necessary should it be determined that the Company is unable to continue as a going concern.

The following table sets forth selected information from our consolidated balance sheets as of March 31, 2026 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report.

	As of March 31,
	2026	2025
	USD	USD
Assets
Current assets
Cash and cash equivalents	1,647,804	249,923
Accounts receivable, net	834,583	4,222,982
Contract assets	1,691,118	5,304,061
Deposits, prepayments and other assets	61,685	483,864

	4,235,190	10,260,830
Non-current assets
Property and equipment, net	1,055,223	1,132,422
Finance lease right-of-use assets, net	84,200	147,967
Operating lease right-of-use assets, net	40,880	-
Life insurance policy, cash surrender value	173,563	167,224
Contract assets	-	1,636,414
Deferred tax assets	276,696	79,426
Deposits, prepayments and other assets	8,957	-
	1,639,519	3,163,453

Total assets	5,874,709	13,424,283

Current liabilities
Accounts payable	1,048,408	3,964,976
Bank and other borrowings	2,415,763	4,761,434
Finance lease liabilities, current portion	48,345	66,150
Operating lease liabilities, current portion	34,892	-
Accrued expenses and other current liabilities	373,845	412,470
Amount due to a related party	1,230,990	-
Income tax payable	835,184	321,445
	5,987,427	9,526,475
Non-current liabilities
Bank and other borrowings	4,661,060	2,865,484
Finance lease liabilities, net of current portion	-	48,345
Operating lease liabilities, net of current portion	5,988	-
	4,667,048	2,913,829

Total liabilities	10,654,475	12,440,304

As of March 31, 2026 and 2025, we had USD1,647,804 and USD249,923 in cash, respectively. Our working capital requirements are influenced by the size of our operations, the contract sum of our work contracts, the progress of execution on our work contracts, and the timing for collecting accounts receivable, and repayment of accounts payable.

As of March 31, 2026, we had outstanding bank and other borrowings of USD7,076,823, of which the bank and other borrowings of USD2,415,763 will be payable within one year and the bank borrowings of USD4,661,060 will be payable after one year and within 10 years.

As of March 31, 2025, we had outstanding bank and other borrowings of USD7,626,918, of which the bank and other borrowings of USD4,761,434 will be payable within one year and the bank borrowings of USD2,865,484 will be payable after one year and within 10 years.

Cash and cash equivalents

Our cash and cash equivalents increased from USD249,923 as of March 31, 2025 to USD1,647,804 as of March 31, 2026. The increase mainly resulted from the trading of wines and spirits business operations commenced in the year ended March 31, 2026.

Accounts receivable, net

Our accounts receivable, net decreased from USD4,222,982 as of March 31, 2025 to USD834,583 as of March 31, 2026, which was mainly due to the net settlement of accounts receivable amounted to USD1,906,151 and the additional expected credit loss allowance of USD1,482,248 provided during the year ended March 31, 2026.

Contract assets

Our contract assets decreased from USD6,940,475 as of March 31, 2025 to USD1,691,118 as of March 31, 2026, partially due to the decrease of retention receivable amount of USD812,683. The remaining due to works performed before the year ended March 31, 2026 for certain projects but certification received after March 31, 2026. The later amounts represent revenue recognized in excess of amounts billed.

Deposits, prepayments and other current assets

Our deposits, prepayments and other assets decreased from USD483,864 as of March 31, 2025 to USD70,642 as of March 31, 2026, which is mainly due to the utilization of advance to supplier.

Finance lease right-of-use (“Finance ROU”) assets

Our Finance ROU assets decreased in value from USD147,967 as of March 31, 2025 to USD84,200 as of March 31, 2026 mainly attributable to the amortization of the assets recognized and transfer of Finance ROU assets to property and equipment during the year ended March 31, 2026.

Operating lease right-of-use (“Operating ROU”) assets

Our Operating ROU assets increased in value from nil as of March 31, 2025 to USD40,880 as of March 31, 2026 mainly attributable to the amortization of the assets recognized and addition of Operating ROU assets arising from its new operating lease contract entered for its principal executive office during the year ended March 31, 2026.

Accounts payable

Our accounts payable mainly comprised of trade payables to subcontractors and suppliers of materials. Our accounts payable decreased from USD3,964,976 as of March 31, 2025 to USD1,048,408 as of March 31, 2026, primarily due to net settlement of accounts payable amounted to USD2,916,568.

Bank and other borrowings

As of March 31, 2026 and 2025, we had an outstanding bank borrowings balance of USD7,076,823 and USD7,626,918, respectively. The decrease in the outstanding bank and other borrowings balance was mainly due to less business funding needs in respect of the reduced business scale.

Finance lease liabilities

As of March 31, 2026 and 2025, we had finance lease liabilities of USD48,345 and USD114,495, respectively. The decrease in our finance lease liabilities was mainly due to the repayment of finance lease liabilities during the year ended March 31, 2026.

Operating lease liabilities

As of March 31, 2026 and 2025, we had operating lease liabilities of USD40,880 and nil, respectively. The increase in our operating lease liabilities was mainly due to the addition of operating lease liabilities arising from its new operating lease contract entered for its principal executive office during the year ended March 31, 2026.

Accrued expenses and other current liabilities

As of March 31, 2026 and 2025, we had accrued expenses and other current liabilities of USD373,845 and USD412,470, respectively. The decrease in our accrued expenses and other current liabilities as of March 31, 2026 was mainly due to decrease in accrued expenses.

Foreign Currency Fluctuations

We report our financial results in United States dollars and maintains our accounts in Hong Kong dollars. Our operations in Hong Kong make us subject to foreign currency fluctuations and such fluctuations may materially affect our financial position and results of operations. We have not hedged our exposure to currency fluctuations.

Governmental Regulations, Laws, and Local Practices

See “Item 4. Information on the Company – B. Business Overview – Regulations.”

B.	Liquidity and Capital Resources

Cash Flows

The following table sets forth a summary of our cash flows information for the years indicated:

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD

Cash provided by (used in)
Operating activities	783,136	(7,969,196)	2,457,189
Investing activities	-	10,256	(1,147,262)
Financing activities	614,745	7,128,349	(553,371)

Net increase (decrease) in cash and cash equivalents	1,397,881	(830,591)	756,556

Cash and cash equivalents as of beginning of the year	249,923	1,080,514	323,958

Cash and cash equivalents as of the end of the year	1,647,804	249,923	1,080,514

Operating Activities

Our operating cash inflows are primarily derived from our revenue from undertaking wet trades works and trading of wines and spirits in Hong Kong, whereas our operating cash outflows mainly include subcontracting costs and direct labor costs, the purchase of materials, the purchase of wines and spirits, as well as other working capital needs.

Cash provided by operating activities amounted to USD783,136 for the year ended March 31, 2026, mainly derived from (i) net loss of USD5,763,745 for the year ended March 31, 2026; (ii) the decrease in contract assets by USD5,599,106 as a result of the decrease in works performed by us during the year ended March 31, 2026; (iii) the decrease in accounts receivable, net by USD1,906,151; and (iv) the decrease in deposits, prepayments and other assets by USD415,254.

Cash used in operating activities amounted to USD7,969,196 for the year ended March 31, 2025, mainly derived from (i) net loss of USD5,730,751 for the year ended March 31, 2025; (ii) the increase in contract assets by USD652,491 as a result of the increase in works performed by us during the year ended March 31, 2025; (iii) the increase in accounts receivable, net by USD2,862,829; and (iv) the increase in deposits, prepayments and other assets by USD465,131.

Cash provided by operating activities amounted to USD2,457,189 for the year ended March 31, 2024, mainly derived from (i) net income of USD2,326,597 for the year ended March 31, 2024; (ii) the increase in contract assets by USD3,692,174 as a result of the increase in works performed by us during the year ended March 31, 2024; (iii) the decrease in accounts receivable, net by USD1,724,503; and (iv) the increase in accounts payable by USD1,282,131.

Investing Activities

There is no cash provided by investing activities during the year ended March 31, 2026.

Cash provided by investing activities amounted to USD10,256 for the year ended March 31, 2025, mainly derived from the disposal of a motor vehicle of USD10,256.

Cash used in investing activities amounted to USD1,147,262 for the year ended March 31, 2024, mainly derived from the purchase of property and equipment of USD1,147,262.

Financing Activities

Cash provided by financing activities amounted to USD614,745 for the year ended March 31, 2026, which was mainly attributable to (i) proceeds from new bank and other borrowings of USD12,074,745; (ii) the repayment of bank and other borrowings of USD12,624,840 and (iii) advances from a related party amounted to USD1,230,990.

Cash provided by financing activities amounted to USD7,128,349 for the year ended March 31, 2025, which was mainly attributable to (i) proceeds from new bank and other borrowings of USD16,501,786; (ii) the repayment of bank and other borrowings of USD15,727,101; (iii) repayments to a related party amounted to USD1,108,692; and (iv) issuance of shares upon listing amounted to USD9,493,125.

Cash used in financing activities amounted to USD553,371 for the year ended March 31, 2024, which was mainly attributable to (i) proceeds from new bank borrowings of USD23,383,104; (ii) the repayment of bank borrowings of USD21,852,990; (iii) advances from a related party amounted to USD1,058,733; (iv) repayments to a related party amounted to USD2,730,449; (v) principal payments for finance lease liabilities amounted to USD119,465; and (vi) payment for offering cost amounted to USD292,304.

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

The following table summarizes our contractual obligations as of March 31, 2026:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 2 years	3 – 5 years	More than 5 years
	USD	USD	USD	USD	USD
Bank and other borrowings(1)	8,003,832	2,621,832	717,130	2,929,203	1,735,667
Finance lease liabilities(2)	49,207	49,207	-	-	-
Operating lease payments(3)	42,180	36,154	6,026	-	-
	8,095,219	2,707,193	723,156	2,929,203	1,735,667

(1)	As of March 31, 2026, our contractual obligation to repay outstanding bank and other borrowings totaled USD8,003,832.
(2)	As of March 31, 2026, our contractual obligation to repay outstanding finance leases totaled USD49,207.
(3)	As of March 31, 2026, our contractual obligation to repay outstanding operating leases totaled USD42,180.

The following table summarizes our contractual obligations as of March 31, 2025:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 2 years	3 – 5 years	More than 5 years
	USD	USD	USD	USD	USD
Bank and other borrowings(1)	8,419,103	4,912,284	394,550	1,183,650	1,928,619
Finance lease liabilities(2)	118,890	69,683	49,207	-	-
Operating lease payments(3)	4,744	4,744	-	-	-
	8,542,737	4,986,711	443,757	1,183,650	1,928,619

(1)	As of March 31, 2025, our contractual obligation to repay outstanding bank and other borrowings totaled USD8,419,103.
(2)	As of March 31, 2025, our contractual obligation to repay outstanding finance leases totaled USD118,890.
(3)	We lease our office which is classified as operating lease in accordance with Topic 842. As of March 31, 2025, our future lease payments totaled USD4,744.

Capital Expenditures

For the year ended March 31, 2026, 2025 and 2024, we purchased property and equipment and ROU assets – finance lease of nil, nil and USD1,237,390, respectively, mainly for use in our operations.

As of and subsequent to March 31, 2026, and as of the date of this report, we did not purchase any material equipment for operational use and do not have any other material commitments to capital expenditures as of March 31, 2026 or as of the date of this report.

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

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company – B. Business Overview – Intellectual Property.”

The Company does not have any research and development activities and thus no research and development policies.

D.	Trend Information

See “–B. Liquidity and capital resources – Trend Information.”

E.	Critical Accounting Estimates

See “Item 5. Operating and Financial Review and Prospects – A. Operating results – Critical Accounting Policies and Estimates.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below is information concerning our directors and executive officers as of the date of this Annual Report:

Name	Age	Position(s)
Zhijun PAN	53	Chief Executive Officer and Chairman, and Non-independent Director
To Wa YIU	44	Chief Financial Officer
Chi Ming LAM	41	Non-independent Director
Tianhang ZHAO	37	Independent Director
Qiuxian QIAO	52	Independent Director
Wan-jung SUN	39	Independent Director

The business address of each of the officers and directors is at Office Unit B8, 27/F, NCB Innovation Centre, No. 888 Lai Chi Kok Road, Kowloon, Hong Kong.

The following is a brief biography of each of our executive officers and directors:

Executive Officers:

Chief Executive Officer

Zhijun Pan, has over 17 years of experience in business management. Since 2008, Mr. Pan has been the chairman and president of Anhui Yuhang Paimeng Health Technology Co., Ltd.. Since April 2026, Mr. Pan has been a director of PMA Nano Carbon Technology Pte Ltd. Mr. Pan obtained an executive master of business administration from Nanjing University and an executive master of business administration from Cheung Kong Graduate School of Business.

Chief Financial Officer

To Wa Yiu, has over 20 years of experience in accounting, auditing and business management. Since July 2022, Mr. Yiu has been the financial controller of Cornerstone Financial Holdings Limited. From July 2021 to April 2022, Mr. Yiu worked in DeTai New Energy Group Limited as managing director. From September 2019 to April 2021, Mr. Yiu worked in PacRay International Holdings Limited as financial controller. From 2011 to 2018, Mr. Yiu worked in Pacific Plywood Holdings Limited as a finance manager. From 2005 to 2011, Mr. Yiu worked in Deloittee Touche Tohmatsu, with his last position as a manager. Since December 2023, Mr. Yiu has been an independent non-executive director of Rongzun International Holdings Limited (HKEx: 1780), a company listed on the Stock Exchange of Hong Kong Limited. Since July 2017, Mr. Yiu has been an independent non-executive director of China Environmental Energy Investments Limited (HKEx: 986), a company listed on the Stock Exchange of Hong Kong Limited. Mr. Yiu obtained a bachelor of business administration (Professional Accountancy) from the Chinese University of Hong Kong in 2005. Mr. Yiu has been a member of the Hong Kong Institute of Certified Public Accountants since 2008.

Non-independent Director:

Chi Ming Lam, has over 20 years of experience in the wet trades works industry. Mr. Lam has been a director and shareholder of MSHKE since its incorporation in 2012 and he has been a director and a shareholder of MSE since its incorporation in 2019 and 2021, respectively. He was appointed as our Chief Executive Officer and Chairman on December 22, 2022, a position from which he resigned effective June 2, 2025 to devote more time to growing the wet trades works business in Hong Kong and take direct oversight of the key operational subsidiaries in Hong Kong. Mr. Lam completed Form 5 secondary education in Hong Kong in 2005. Mr. Lam obtained a foundation diploma in electrical engineering from the Vocational Training Council of Hong Kong in 2009.

Independent Directors:

Tianhang Zhao, has over 8 years of experience in business management. Since March 2016, Ms. Zhao has been the founder of Beijing Youpinjia Culture Media Company Limited. Ms. Zhao obtained a bachelor in electronic science and technology from Beijing University of Technology in 2012.

Qiuxian Qiao, has over 15 years of experience in auditing, finance, risk management and business management. Ms. Qiao has been a paralegal of Guangdong Zhiheng (Qianhai) Law Firm since November 2023. From November 2021 to August 2023, Ms. Qiao was an executive director and chief investment officer of HSC Resources Group Limited (HKEx: 1850). From January 2016 to November 2021, Ms. Qiao was the chief investment officer and strategic investment manager of Zhong Ji Longevity Science Group Limited (HKEx: 767). From June 2014 to December 2015, Ms. Qiao was a strategic investment manager of XinKong International Capital Holdings Limited (HKEx: 993). From November 2012 to May 2014, Ms. Qiao was a business development manager of Banco Pinto de Magalhães. From February 2012 to November 2012, Ms. Qiao was a risk manager consultancy senior consultant of KPMG Advisory (China) Limited. From September 2009 to January 2012, Ms. Qiao was a financial analyst of IBM (China) Limited. From February 2007 to August 2009, Ms. Qiao was an auditor of PricewaterhouseCoopers (Macau). Ms. Qiao obtained a master of economics from the University of Hong Kong in 2007

Wan-Jung Sun, has over 10 years of experience in business administration. Ms. Sun has been an assistant to the chief operating officer of Ruiying Japan Co., Ltd. Since July 2023. From July 2016 to June 2023, Ms. Sun was a senior manager of Imperial Pacific International (CNMI), LLC. From August 2014 to June 2016, Ms. Sun was an assistant to the President of Imperial Pacific International Holdings Ltd. From October 2010 to June 2014, Ms. Sun was a manager of Centaline Property Agency Ltd. Ms. Sun obtained a Bachelor of Science from the Chihlee Institute of Technology in 2015.

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

The following table sets forth certain information with respect to compensation for the fiscal years ended March 31, 2026, 2025, and 2024 earned by or paid to our chief executive officer, Mr. Pan, our director, Mr. Lam, and the chief financial officer, Mr. Yiu (the “named executive officers”).

Name and principal position	Year/ period	Fee earned or paid in cash	Base compensation and bonus	Share awards	Option awards	Non-equity incentive plan compensation	Change in pension value and non-qualified deferred	All other compensation	Total
		($)	($)	($)	($)	($)	($)	($)	($)
Mr. Zhijun Pan Chief Executive Officer	Fiscal year ended March 31, 2024	-	-	-	-	-	-	-	-
	Fiscal year ended March 31, 2025	-	-	-	-	-	-	-	-
	Fiscal year ended March 31, 2026	-	-	-	-	-	-	-	-
Mr. Chi Ming Lam Director	Fiscal year ended March 31, 2024	84,615	-	-	-	-	-	2,308	86,923
	Fiscal year ended March 31, 2025	84,615	-	-	-	-	-	2,308	86,923
	Fiscal year ended March 31, 2026	84,615	-	-	-	-	-	2,308	86,923
Mr. To Wa Yiu Chief Financial Officer	Fiscal year ended March 31, 2024	-	-	-	-	-	-	-	-
	Fiscal year ended March 31, 2025	-	-	-	-	-	-	-	-
	Fiscal year ended March 31, 2026	-	-	-	-	-	-	-	-

Compensation of Directors

For the fiscal year ended March 31, 2026, our independent directors, Ms. Chik, Mr. Lao, Mr. Yu, Ms. Zhao, Ms. Qiao and Mr. Sun received US$14,487, US$19,103, US$12,949, nil, nil and nil, respectively. For the fiscal year ended March 31, 2025, each of our independent directors, Ms. Chik, Mr. Lao and Mr. Yu each received US$5,675 in compensation. Our independent directors did not receive any compensation for the fiscal years ended March 31, 2024.

Director Compensation – Non-Employee Directors

For the fiscal years ended March 31, 2024, the Company did not have any non-employee independent directors. For the fiscal year ended March 31, 2025 and 2026, the company had three independent directors, who are not employees of the Company or any of the Operating Subsidiaries, as non-employee directors. The Company is paying US$15,360 each to Tianhang ZHAO, Qiuxian QIAO and Wan-jung SUN annually subject to terms of the definitive agreements. We also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities.

For the fiscal years ended March 31, 2024, the Company did not have any non-employee non-independent directors. For the fiscal year ended March 31, 2025 and 2026, the company had one non-employee non-independent director. On December 17, 2024, the board of directors of the Company increased the size of the board of directors by one director, pursuant to provisions in the second amended and restated articles of association of the Company, and approved the appointment of Mr. Wenjin Li as a director of the Company, effective December 17, 2024. Mr. Li accepted the position. Mr. Li receives an annual compensation of US$15,000 for his membership on the Board subject to the term of his definitive agreement. We also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities.

Effective June 2, 2025, Mr. Lam resigned as our Chairman and Chief Executive Officer and Mr. Li was appointed as our Chairman and Chief Executive Officer. Effective June 2, 2025, Mr. Li is considered an employee non-independent director and Mr. Lam is considered a non-employee non-independent director.

On September 22, 2025, the Board approved the appointment of Mr. Han YAN, as a non-independent executive director of the Company and Ms. Qiuxian QIAO, as an independent non-executive director of the Company, effective September 22, 2025. Mr. Yan is stepping in as the Company’s Chief Operating Officer.

On November 6, 2025, Mr. Yu YUAN resigned as an independent director, chairman of the nominating and corporate governance committee, member of the audit committee and member of the compensation committee of the Company. On November 6, 2025, the Board approved the appointment of Ms. Wan-Jung SUN, as an independent non-executive director of the Company, effective November 6, 2025.

On December 3, 2025, Ms. Wai Chun CHIK resigned as an independent director, chairman of the audit committee, member of the nominating and corporate governance committee and member of the compensation committee of the Company. On December 3, 2025, the Board approved the appointment of Ms. Tianhang ZHAO, as an independent non-executive director of the Company, effective December 3, 2025.

On March 1, 2026, Ms. Pik Chun LIN and Mr. Chi Hei TSOI resigned as Chief Financial Officer and Chief Accounting Officer , respectively, of the Company. On March 1, 2026, the Board approved the appointment of Mr. To Wa YIU, as Chief Financial Officer of the Company, effective March 1, 2026.

On May 27, 2026, Mr. Wenjin Li has resigned from his positions as Chairman of the Board, Chief Executive Officer and Director of the Company, effective May 27, 2026. Following Mr. Li’s resignation, on the same date, the Board has approved the re-designation of Mr. Han Yan as Chief Executive Officer of the Company, effective May 27, 2026. On the same date, the Board approved the appointment of Mr. Zhijun PAN, as Chairman of the Board and Director of the Company, effective May 27, 2026.

On June 4, 2026, Mr. Han YAN resigned as a director and chief executive officer of the Company and Mr. Dongjie LAO resigned as an independent director, chairman of the compensation committee, member of the nominating and corporate governance committee and member of the audit committee of the Company. Following Mr. Lao’s resignation, on the same date, the Board has approved the re-designation of Ms. Tianhang Zhao as chairman of the compensation committee to fill the vacancy created by the resignation of Mr. Lao. Following Mr. Yan’s resignation, on the same date, the Board has approved the re-designation of Mr. Zhijun Pan as Chief Executive Officer of the Company, effective June 4, 2026.

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

a.	Due to a related party

As of March 31, 2026, 2025, and 2024, the balances of amount due to a related party were as follows:

	As of March 31,
	2026	2025	2024
	USD	USD	USD
Due to a related party
Mr. Chi Ming Lam (1)	1,230,990	-	-
Total	1,230,990	-	-

(1)	Mr. Chi Ming Lam was the Chief Executive Officer, director and Chairman of the Company until June 2, 2025. Effective June 2, 2025, Mr. Lam resigned from his position and is currently a director of the company.

b.	Related party transactions

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD
Dividend declared and offsetting against due from
Mr. Chi Ming Lam (1)	-	1,108,692	1,711,225
Total	-	1,108,692	1,711,225

Advances from (Repayment to) a related party
Mr. Chi Ming Lam (1 and 2)	1,230,990	-	1,058,733
Mr. Chi Ming Lam (1 and 2)	-	(1,108,692)	(2,730,449)
Total	1,230,990	(1,108,692)	(1,671,716)

(1)	Mr. Chi Ming Lam was the Chief Executive Officer, director and Chairman of the Company until June 2, 2025. Effective June 2, 2025, Mr. Lam resigned from his position and is currently a director of the Company.
(2)

Represents the total advances from (payments to) Mr. Lam for the years ended March 31, 2026, 2025, and 2024 which were non-trade in nature, unsecured, interest-free and had no fixed term of repayment. As of March 31, 2026, 2025 and 2024, the amount due from Mr. Lam to the Company was nil.

Save as disclosed in this report, there are no related party transactions to report for the period between March 31, 2026 and the date of this Annual Report, and as of the date of this Annual Report the Company has ceased all related party transactions.

Policies and Procedures for Related Party Transactions

Our board of directors has established an audit committee that is tasked with reviewing and approving all related party transactions.

C.	Board Practices

Board of Directors

Our board of directors consists of five (5) directors. We have three directors that are considered independent under Nasdaq Stock Market Listing Rules – Ms. Tianhang Zhao, Ms. Qiuxian Qiao and Ms. Wan-jung Sun. Ms. Zhao, Ms. Qiao and Ms. Sun were appointed to the board effective December 3, 2025, September 22, 2025 and November 6, 2025, respectively. We also have two directors that are considered non-independent under Nasdaq Stock Market Listing Rules – Mr. Chi Ming Lam and Mr. Zhijun Pan. Mr. Lam was appointed as director, chief executive officer and chairman of the board on August 17, 2022. Effective June 2, 2025, Mr. Lam resigned as chairman and chief executive officer of the company. Mr. Pan was appointed to the board on May 27, 2026 as a director and chairman of the Board and was re-designated as chief executive officer as well on June 4, 2026.

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

Audit Committee. The audit committee is comprised of Ms. Tianhang Zhao, Ms. Qiuxian Qiao and Ms. Wan-jung Sun with Ms. Qiuxian Qiao serving as chair. Our board of directors has determined that Ms. Qiuxian Qiao qualifies as an “audit committee financial expert” and has the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of Rule 5605(c)(2)(A) of the Nasdaq Stock Market Rules. We have also determined that Ms. Tianhang Zhao, Ms. Qiuxian Qiao and Ms. Wan-jung Sun satisfy the “independence” requirements for purposes of serving on an audit committee under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

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

Compensation Committee. The Compensation Committee is comprised of Ms. Tianhang Zhao, Ms. Qiuxian Qiao and Ms. Wan-jung Sun, with Ms. Tianhang Zhao serving as chair. We have also determined that Ms. Tianhang Zhao, Ms. Qiuxian Qiao and Ms. Wan-jung Sun satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

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

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is comprised of Ms. Tianhang Zhao, Ms. Qiuxian Qiao and Ms. Wan-jung Sun, with Ms. Wan-jung Sun serving as chairman. We have also determined that Ms. Tianhang Zhao, Ms. Qiuxian Qiao and Ms. Wan-jung Sun, satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

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

Pursuant to the terms of the non-independent director agreement entered into between the Company and Mr. Zhijun Pan, which term was effective on May 27, 2026, Mr. Pan will receive a monthly remuneration of US$1,280 which accrues on a day to day basis payable in arrears on the last day of each calendar month provided that if Mr. Pan’s appointment is terminated prior to the end of a calendar month, Mr. Pan shall only be entitled to a proportionate part of such salary in respect of the period of service during the relevant month up to the date of termination.

Pursuant to the terms of the independent director agreements entered into with the Company’s 3 independent directors, the director shall receive a monthly remuneration of US$1,280 which shall accrue on a day to day basis payable in arrears on the last day of each calendar month provided that if the director’s appointment is terminated prior to the end of a calendar month, the director shall only be entitled to a proportionate part of such salary in respect of the period of service during the relevant month up to the date of termination.

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

Our Company is authorized to issue 50,000,000,000 Ordinary Shares with par value of US$0.0005. The calculations in the table below are based on 12,975,000 Ordinary Shares issued and outstanding as of the date of this Annual Report, consisting of 6,975,000 Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company; whereas, each Class B Ordinary Share shall be entitled to one hundred (100) votes on all matters subject to the vote at general meetings of the Company. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares.

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

	Class A Ordinary Shares beneficially owned		Class B Ordinary Shares beneficially owned		Voting power
	Number	%	Number	%	%
Directors and Executive Officers:
Zhijun PAN Chief Executive Officer and Director	-	-	-	-	-
To Wa YIU Chief Financial Officer	-	-	-	-	-
Chi Ming LAM, Director	2,414,865	34.62	6,000,000	100.00	99.25
Tianhang ZHAO, Director	-	-	-	-	-
Qiuxian QIAO, Director	-	-	-	-	-
Wan-jung SUN, Director	-	-	-	-	-
All directors and executive officers as a group	2,414,865	34.62	6,000,000	100.00	99.25

8,414,865 of the Company’s Ordinary Shares are owned by Mr. Chi Ming Lam, a citizen of Hong Kong, consisting of 2,414,865 Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares. Mr. Lam owns 8,414,965 Ordinary Shares, which represent 99.25% of the total voting power of all the issued Ordinary Shares. The Company is not aware that it is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly.

Other than disclosed in this report, there are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees – 6.E. Share Ownership.”

B.	Related Party Transactions

Please refer to “Item 6. Directors, Senior Management and Employees – 6.B. Compensation.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 - “Financial Statements”.

●	Our audited financial statements as at and for the years ended March 31, 2026, March 31, 2025, and March 31, 2024 as required under this Item 8, are attached hereto and found immediately following the text of this Annual Report. The independent auditors’ report of FundCertify CPA Professional Corporation (PCAOB ID: 7189) is included herein immediately preceding the financial statements.

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

Dividend Policy

For the years ended March 31, 2026, 2025 and 2024, MSHKE declared dividend of nil, nil and HK$13,347,553 (approximately US$1,711,225), respectively, to our largest shareholder and director, Mr. Chi Ming Lam, which were used to offset the balance due from Mr. Chi Ming Lam. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

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

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our British Virgin Islands subsidiaries, MS (HK) Construction Engineering Limited, Value Bright International Limited and Lead Benefit International Limited, and our Hong Kong Operating Subsidiaries, and Lead Benefit (HK) Limited. There are no taxes on dividend income in Hong Kong and the British Virgin Islands.

B.	Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “PMA”.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Class A Ordinary Shares are currently traded on the Nasdaq Capital Market under the symbol “PMA.” Our ordinary shares started trading on the Nasdaq Capital Market on November 25, 2024. The closing price for the Class A Ordinary Shares was $1.62 on August 13, 2026.

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

We entered into a non-independent director agreement with Mr. Pan, which also speaks to his employment as chairman of the board, with his appointment as director effective as of May 27, 2026. The aforementioned agreement was superseded by another non-independent director agreement with Mr. Pan entered into on June 4, 2026, which confirms his appointment as Chief Executive Officer.

Finally, we have entered into independent director agreements with our 3 independent directors, Ms. Tianhang Zhao, Ms. Qiuxian Qiao and Ms. Wan-jung Sun, which became effective on December 3, 2025, September 22, 2025 and November 6, 2025, respectively.

Employment Agreements between the Company and Mr. Yiu

Pursuant to the employment agreements entered between the Company and Mr. Yiu, the initial term of their employment agreements is from March 1, 2026 until or unless terminated by either party by giving not less than three (3) months’ notice in writing or payment in lieu. The Company can terminate the executive’s employment immediately without notice or payment in lieu if he/she willfully disobeys a lawful and reasonable order; he/she misconducts himself such conduct being inconsistent with the due and faithful discharge of his duties; he/she commits a fraudulent or dishonest act; he/she is habitually neglectful in his duties; or on any other ground on which the Company would be entitled to terminate his employment without notice at common law. Should the Company terminate the executive’s employment, all of the executive’s post termination obligations contained in the employment agreement, in particular the confidentiality, non-solicitation and non-competition provisions in, shall remain in full force and effect. The executive’s primary place of work will be in Hong Kong. The executive will perform all duties assigned to him in her/his capacity as Chief Financial Officer, as applicable of the Company in connection with the business of the Company including the specific duties set out in the executive’s employment agreement and any other duties or tasks assigned by the Company or the CEO from time to time. The executives will report to the CEO and/or any other representative of the Group as directed by the CEO. The executive owes fiduciary obligations to the Company and will act in good faith and fidelity to the Company, including ensuring there is no conflict between the personal interest of the executive and his/her duties to the Company. The executive will fully disclose and obtain prior written consent from the CEO and/or the representatives to enter into any transaction or contract or commercial arrangement for profit where such a transaction or contract or arrangement is in direct or indirect conflict between the personal interest of the executive and his/her duties to the Company. The executive will not to accept any payment or other benefit in money or kind from any person or entity as an inducement or reward for any act or forbearance in connection with any matter or business transacted by or on behalf of the Company. The executive shall be responsible for and shall indemnify the Company in respect of the payment of all salaries tax and any other form of taxation in respect of all payments payable to the executive under his/her employment agreement.

The executive’s salary will be US$1,380 per month and the executive’s salary may be reviewed by the Company on an annual basis. The executive is entitled to fifteen 15 days paid annual leave for each calendar year and to four (4) paid sickness days per month. The executive is bound to maintain in strict confidence all information concerning the business and financing of the Group acquired during his/her employment with the Company, as well as confidential information of any other third parties to which he/she may have access to, both during and for a period of two (2) years after the termination of his employment. The executive is subject to a non-sonication and non-compete clause which extends for a period of six (6) months following the executive’s termination date, pursuant to which the executive, either on his/her own behalf or for any other person directly or indirectly may not (i) approach, canvass, solicit or otherwise endeavour to entice away from the Group the customer of any person who at any time during the twelve (12) months preceding the termination date had been a customer or supplier of the Group and (ii) solicit or entice or endeavour to solicit or entice away from the Group any person who at the date of termination is employed or engaged by the Group in a managerial, executive or sales capacity and with whom the Executive has had material dealings or was directly managed by or reported to the Executive within the period of twelve (12) months immediately prior to the date of termination.

Indemnification agreements with Mr. Pan, Mr. Yiu, Mr. Lam, Ms. Zhao, Ms. Qiao and Ms. Sun

Pursuant to the indemnification agreements entered between the Company and the executive officers (Mr. Pan and Mr. Yiu) and the directors (Mr. Lam, Ms. Zhao, Ms. Qiao and Ms. Sun) (each executive officer and director an “indemnitee”), the Company will indemnify the indemnitee, to the fullest extent permitted by the laws of the State of New York, or as such laws may from time to time hereafter be amended to increase the scope of such permitted indemnification, against any and all losses if the indemnitee was or is or becomes a party to or participant in, or is threatened to be made a party to or participant in, any claim by reason of or arising in part out of an indemnifiable event, including, without limitation, claims brought by or in the right of the Company, claims brought by third parties, and claims in which the indemnitee is solely a witness. An indemnifiable event includes any event or occurrence, whether occurring before, on or after the closing date of the Company’s initial public offering, related to the fact that the indemnitee is or was a director, officer, employee or agent of the Company or any subsidiary of the Company, or is or was serving at the request of the Company as a director, officer, employee, member, manager, trustee or agent of any other corporation, limited liability company, partnership, joint venture, trust or other entity or enterprise or by reason of an action or inaction by the indemnitee in any such capacity (whether or not serving in such capacity at the time any loss is incurred for which indemnification can be provided under the indemnification agreement).

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

Non-independent director agreement with Mr. Pan

Mr. Pan’s appointment as director and chairman of the Board has been effective as of May 27, 2026. Mr. Pan was subsequently appointed as chief executive officer, effective as of June 4, 2026. Mr. Pan’s term as director of the Company and chairman of the board and chief executive officer commenced from May 27, 2026 and June 4, 2026, respectively, and will continue until Mr. Pan’s successor is duly elected or appointed and qualified or until Mr. Pan’s earlier death, disqualification, resignation or removal from officer, pursuant to the terms of the non-independent director agreement between the Company and Mr. Pan and the Company’s then current memorandum and articles of association, as may be amended from time to time, or any applicable laws, rules, or regulations. Mr. Pan will receive a monthly remuneration of US$1,280, which compensation may be reviewed during the term of his non-independent director agreement with the Company by the Compensation Committee pursuant to its terms of reference. Any adjustment to the compensation will be recommended by the Compensation Committee and approved by the board. The director will be reimbursed for all reasonable expenses incurred in connection with the director’s positions as a member of the board and for services as a member of each committee of the board to which the director may be appointed.

Mr. Pan’s duties will include, but not be limited by, the following:

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

Mr. Pan is required to abide by the Company’s Code of Business Conduct and Ethics.

Mr. Pan will cooperate with the Company to take all steps necessary or appropriate for the withholding of taxes by the Company required under law or regulation, and the Company may act unilaterally in order to comply with such laws.

Independent director agreement with Ms. Zhao, Ms. Qiao and Ms. Sun

Pursuant to the independent director agreements entered between the Company and the directors, Ms. Zhao, Ms. Qiao and Ms. Sun, respectively (each an “independent director”), the initial term of employment of the independent director commenced from December 3, 2025, September 22, 2025 and November 6, 2025, respectively, and will continue until the independent director’s successor is duly elected or appointed and qualified or until the independent director’s earlier death, disqualification, resignation or removal from officer, pursuant to the terms of the independent director agreement between the Company and the independent director and the Company’s them current memorandum and articles of association, as may be ended from time to time, or any applicable laws, rules, or regulations. The independent directors receive a monthly remuneration of US$1,280, which compensation may be reviewed during the term of his/her independent director agreement with the Company by the Compensation Committee pursuant to its terms of reference. Any adjustment to the compensation will be recommended by the Compensation Committee and approved by the board. The independent director is reimbursed for all reasonable expenses incurred in connection with the director’s positions as a member of the board and for services as a member of each committee of the board to which the director may be appointed.

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

May 2025 Convertible Promissory Notes

On May 23, 2025, the Company issued convertible promissory notes (the “Notes”) to Unit Meta AI Tech Limited, a company incorporated in Hong Kong, and Gallant Witness Limited, a company incorporated in the British Virgin Islands, both being independent third parties of the Company which are not related, in the principal amount of US$37 million and US$37 million, respectively, in a transaction exempted from registration under the Securities Act of 1933, as amended (the “Transaction”). The transactions were terminated pursuant to a series of agreements on February 9, 2026, as further disclosed below.

Bitcoin Purchase Agreement

On August 20, 2025, the Company entered into a Bitcoin purchase agreement (the “Bitcoin Purchase Agreement”) with Winning Mission Group Limited (the “Seller”), a company incorporated under the laws of the British Virgin Islands, an independent arms-length third party, for the purchase of 4,250 Bitcoins, in the consideration of US$482,961,500 (an average price of US$113,638 per Bitcoin) (the “Consideration”), payable at the Closing (as defined in the Bitcoin Purchase Agreement), in the form of (i) a convertible promissory note with a principal amount of US$482,961,500; and (ii) a warrant to purchase 402,467,916 Ordinary Shares of the Company (the “Transaction”). Concurrent with entry into the Bitcoin Purchase Agreement, (i) the Company; (ii) the Seller; and (iii) Rich Plenty Investment Limited, a company incorporated under the laws of the British Virgin Islands, an independent arms-length third party, (the “Assignee”), entered into an assignment agreement (the “Assignment Agreement”), pursuant to which the Seller assigns to the Assignee the interest in 50% of the value of the Consideration, in consideration of the Assignee issuing a promissory note to the Seller in the amount of 2,125 Bitcoins (the “Assignment”). Therefore, pursuant to the Bitcoin Purchase Agreement and the Assignment, the Company shall issue to each of the Seller and the Assignee (i) a convertible promissory note with a principal amount of US$241,480,750 (each the “Note”); and (ii) a warrant to purchase 201,233,958 Ordinary Shares (each the “Warrant”) of the Company, as consideration of the purchase of 4,250 Bitcoins. Upon the Closing, the Company shall issue a Note to the name of the Seller and the Assignee or their respective designee/assignee in the principal amount of US$241,480,750 and US$241,480,750, respectively, in a transaction excluded from registration under the Securities Act of 1933, as amended. The transactions were terminated pursuant to a series of agreements on February 9, 2026, as further disclosed below.

Deeds of termination

On February 9, 2026, the Company entered into a series of deeds of termination (the “Deeds of Termination”) with the various parties in the Transactions to effect the termination of (i) the purchase of 500 Bitcoins and 333 Bitcoins from Unit Meta AI Tech Limited and 4,250 Bitcoins from Winning Mission Group Limited; (ii) the issuance of a convertible promissory note in the principal amount of US$37,000,000 to each of Unit Meta AI Tech Limited and Gallant Witness Limited, and (iii) the issuance of a convertible promissory note in the principal amount of US$241,480,750 and warrant of 201,233,958 warrant shares to each of Winning Mission Group Limited and Rich Plenty Investment Limited (the “Former Agreements”). Pursuant to the Deeds of Termination, the Former Agreements shall become null and void and without any further effect. Each party to the Deeds of Termination shall release and discharge the other party of its obligations under the Former Agreements.

PMA Stock Purchase Agreement

On May 26, 2026 the Company entered into a stock purchase agreement (the “SPA”) with PMA Technology Holdings Limited, Legend Master Development Limited and F.F.Formation Holding Co. Ltd (each a “Seller”, collectively the “Sellers”) for the acquisition of the entire issued share capital of PMA Nano Carbon Tech Limited, an exempted limited company incorporated under the laws of the British Virgin Islands (the “Target Company”) at the consideration of US$110,000,000 in aggregate, which shall be settled by the Company issuing unsecured convertible promissory notes to the Sellers of the same amount. The consideration payable under the SPA will consist of convertible promissory notes issued by the Company in the aggregate original principal amount of US$110,000,000, issued in the principal amounts of (i) US$66,000,000 to PMA Technology Holdings Limited; (ii) US$24,200,000 to Legend Master Development Limited; and (iii) US$19,800,000 to F.F.Formation Holding Co. Ltd, respectively (the “Notes”). The Notes will be issued pursuant to a a note purchase agreement (the “NPA”) with the Sellers for the issuance of the Notes. The NPA will be executed, and the Notes issued, at the Closing of the SPA. The Notes have no fixed maturity date and shall remain outstanding unless and until converted, redeemed, repurchased or cancelled. Pursuant to the NPA, the Company and the Sellers agreed that the principal amount of the convertible promissory notes constitutes the entire purchase price payable by the Company under the SPA and shall be satisfied solely by the issuance of the convertible promissory notes. On June 9, 2026, the transaction closed where the entire issued share capital of PMA Nano Carbon Tech Limited was transferred to the Company and the Company issued three unsecured convertible promissory notes to the Sellers in an aggregate amount of US$110,000,000.

Each holder of the Notes (the “Note Holders”) shall be entitled to convert any portion of its outstanding and unpaid balance of the principal amount into fully paid and non-assessable ordinary shares of the Company (the “Ordinary Shares”) at the price of US$0.99 per Ordinary Share. The Note Holders shall not have the right to convert any portion of the Notes to the extent that immediately after giving effect to such conversion, the applicable Note Holder, together with its affiliates, would directly or indirectly beneficially own in excess of 9.99% of the number of Ordinary Shares then issued and outstanding.

Meal Through Stock Purchase Agreement

On August 11, 2026, the Company entered into a stock purchase agreement (the “SPA”) to acquire the entire issued share capital of Meals Through Seasons Limited, a business company incorporated under the laws of the British Virgin Islands (the “Target Company”), with Hongs Smart Limited and Yapjianhuei Smart Limited (each a “Seller” and, collectively, the “Sellers”), the Target Company and MTHK, for an aggregate consideration of US$510,000,000, payable in full in securities of the Company. The Target Company holds the entire issued share capital of MTHK. Based on information provided by the Sellers, which the Company has not independently verified, MTHK is mainly engaged in organic agricultural product supply chains, agricultural base operations, agricultural product sorting and processing, cold chain logistics, channel sales and related businesses.

The aggregate consideration of US$510,000,000 is payable in full in securities of the Company, and no cash is payable by the Company. It comprises (i) 150,000,000 Class A ordinary shares of the Company, par value US$0.0005 per share (the “Class A Ordinary Shares”), to be issued at closing at an agreed reference price of US$1.00 per share, representing an aggregate value of US$150,000,000 (the “Consideration Shares”), and (ii) unsecured convertible promissory notes in the aggregate original principal amount of US$360,000,000 (the “Notes”), to be issued at closing pursuant to a note purchase agreement to be entered into at closing (the “NPA”). The consideration (including both the Consideration Shares and the Notes) is allocated between the Sellers in proportion to their respective interests in the Target Company, being 70% for Hongs Smart Limited and 30% for Yapjianhuei Smart Limited. As of the date of this annual report, the transaction has not been closed.

The consideration was determined by arm’s-length negotiation between the Company and the Sellers, having regard to a financial forecast prepared and provided by the Sellers (the “Financial Forecast”). The Company has not obtained an independent valuation of the Target Company or a fairness opinion in respect of the consideration. The financial information in respect of the Target Company and MTHK provided to the Company to date is unaudited. The Company and the Sellers have agreed that the reference price of US$1.00 per Class A Ordinary Share is a contractual reference agreed between the parties and is not to be construed as a representation as to the fair value or fair market value of the Class A Ordinary Shares for any purpose.

The Notes will be unsecured, will not bear interest and will have no fixed maturity date, and will rank pari passu with the Company’s other present and future unsecured and unsubordinated obligations. The Notes are convertible into Class A Ordinary Shares at a fixed conversion price of US$1.00 per share, subject to the conditions summarized below.

The principal amount of the Notes is divided into three equal annual performance tranches, each corresponding to one of the three financial years covered by the Financial Forecast. A tranche becomes eligible for conversion only if the net profit after tax of the Target Company and its subsidiaries for the corresponding financial year reaches an agreed minimum threshold by reference to the Financial Forecast, as determined by the Company, and only after the Company has issued a written conversion eligibility notice in respect of that tranche. A tranche that does not meet the applicable threshold remains outstanding but is not convertible, and a failure in one financial year is not cured by performance in a later financial year. In addition, no conversion may be effected to the extent that, immediately afterwards, the relevant holder together with its affiliates would hold total voting rights exceeding 24% of the total voting rights attaching to the Company’s outstanding share capital on a fully diluted basis.

In addition to the Regulation S transfer restrictions described above, the SPA further provides for a contractual lock-up restriction pursuant to which, during the Lock-Up Period (as defined in the SPA), each Seller is prohibited from selling, transferring, hedging or otherwise disposing of the Shares constituting Share Consideration held by it during the Lock-Up Period, subject to limited customary exceptions for transfers to Affiliates or by operation of law where the transferee assumes the lock-up obligations. The Conversion Shares are not subject to the lock-up restriction.

As of the date of this annual report, the transaction has not been closed.

Other than the real property lease, the form of independent director and indemnification agreement for our independent directors, the form of non-independent director and indemnification agreements with Mr. Lam and Mr. Pan, the May 2025 Convertible Promissory Notes, the Bitcoin Purchase Agreement, the Deeds of Termination, and the PMA Stock Purchase Agreement as described in this Annual Report, we have not entered into any material agreements other than in the ordinary course of business.

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

Concentration Risk

For the years ended March 31, 2026, 2025 and 2024, all of the Company’s assets were located in Hong Kong and Taiwan and all of the Company’s revenue were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

During the fiscal year ended March 31, 2026, (i) there were 3 customers generated income which accounted for over 10% of the total revenue generated for that period; and (ii) 4 suppliers accounted for over 10% of the total purchases for that period.

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

As of March 31, 2026, (i) there were two customers which accounted for over 10% of the consolidated accounts receivable; and (ii) one of the suppliers which accounted for over 10% of the total consolidated accounts payable.

As of March 31, 2025, (i) there was three customers which accounted for over 10% of the consolidated accounts receivable; and (ii) none of the suppliers which accounted for over 10% of the total consolidated accounts payable.

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

The exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our life insurance policy, cash surrender value, bank deposits (including our own cash at banks), accounts receivable, net, deposits and contract assets. The Company considers the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated statement of financial position. As of March 31, 2026, 2025 and 2024, the cash balances of USD1,647,804, USD249,923 and USD1,080,514, respectively, were substantially maintained at financial institutions in Hong Kong, respectively.

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

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders.

On June 16, 2026, the Company held an extraordinary general meeting of the shareholders (the “Meeting”). At the Meeting, the shareholders of the Company voted to pass resolutions approving all of the resolutions considered at the Meeting, including but not limited to (i) the increase of authorized share capital to US$25,000,000 divided into 50,000,000,000 ordinary shares with US$0.0005 par value; (ii) the redesignation and reclassification of Ordinary Shares and the creation of Class A Ordinary Shares and Class B Ordinary Shares; and (iii) the adoption of the third amended and restated memorandum and articles of association.

Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company; whereas, each Class B Ordinary Share shall be entitled to one hundred (100) votes on all matters subject to the vote at general meetings of the Company.

Subject to the provisions in the Articles and to compliance with all fiscal and other laws and regulations applicable thereto, including the Act, a holder of Class B Ordinary Shares shall have the Conversion Right in respect of each Class B Ordinary Share in its holding. For the avoidance of doubt, a holder of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares unless approved by way of an Ordinary Resolution.

Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into such Conversion Number of fully paid Class A Ordinary Shares calculated at the Conversion Rate, on a one-to-one basis. Such conversion shall take effect on the Conversion Date. A Conversion Notice shall not be effective if it is not accompanied by the share certificates in respect of the relevant Class B Ordinary Shares and/or such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require). Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion.

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

As of the date of this Annual Report, we used (i) US$0.1 million for expanding our workforce; (ii) US$2.4 million for repayment of bank borrowings and finance leases; (iii) Nil for acquiring additional equipment; (iv) Nil for procuring an enterprise resources planning system; and (v) US$2.6 million for general working capital. We still intend to use the remainder of the proceeds as disclosed in our IPO Form F-1 dated September 27, 2024.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2026.

Based on that evaluation, our management has concluded that, as of March 31, 2026, our disclosure controls and procedures were effective. We believe that the consolidated financial statements included in this Annual Report correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

Our management has implemented necessary to remediate the underlying causes of these material weaknesses, including (i) conducted regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; ii) established three committees under the board of directors: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee (see “Item 6. Directors, Senior Management and Employees” for details); and iii) actively hired more qualified staff to fill up key roles in the operations. Management believes that it has completed its remediation activities by testing the operating effectiveness of the enhanced controls and found them to be effective. Based on the implementation work and results of testing performed, we have concluded that the previously identified material weaknesses were remediated as of March 31, 2026.

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

Ms. Qiuxian Qiao qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F and has the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of Rule 5605(c)(2)(A) of the Nasdaq Stock Market Rules. Ms. Qiuxian Qiao satisfies the “independence” requirements for purposes of serving on an audit committee under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

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

Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at http://ms100.com.hk within four business days following the amendment or waiver. During the year ended March 31, 2026, no amendments to or waivers from the Code were made or given for any of our executive officers.

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

On December 30, 2025, the audit committee (the “Audit Committee”) of the Board accepted the resignation of SRCO Professional Corporation Chartered Professional Accountants (“SRCO”) as its independent registered public accounting firm, effective immediately. SRCO had served as the Company’s independent registered public accounting firm since April 11, 2025. On February 26, 2026, the Audit Committee approved the appointment of FundCertify CPA Professional Corporation (“FundCertify”) as Ming Shing’s independent registered public accounting firm, effective immediately.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Fundcertify, our independent registered public accounting firm, and SRCO, our previous independent registered public accounting firm, for the periods indicated.

Nature of Services	For the year ended March 31, 2026 $	For the year ended March 31, 2025 $
Audit fee (1)	175,000	150,000
Audit-related fees (2)	-	-
Tax fees (3)	-	-
All other fees (4)	-	-
	175,000	150,000

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

On December 30, 2025, the audit committee (the “Audit Committee”) of the Board accepted the resignation of SRCO Professional Corporation Chartered Professional Accountants (“SRCO”) as its independent registered public accounting firm, effective immediately. SRCO had served as the Company’s independent registered public accounting firm since April 11, 2025. On February 26, 2026, the Audit Committee approved the appointment of FundCertify CPA Professional Corporation (“FundCertify”) as Ming Shing’s independent registered public accounting firm, effective immediately.

FundCertify is the current auditor of the Company. The Company furnished a Form 6-K on EDGAR under the Company’s profile on January 5, 2026 and February 26, 2026.

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

The reports of SRCO on the financial statements of Ming Shing for the year ended March 31, 2025 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the year ended March 31, 2025, through December 30, 2025, there were no disagreements with SRCO on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of SRCO, would have caused SRCO to make reference to the subject matter of the disagreement in connection with its reports on Ming Shing’s financial statements for such periods.

There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the year ended March 31, 2025 and through December 30, 2025.

Ming Shing provided SRCO with a copy of the forgoing disclosure and requested SRCO to furnish Ming Shing with a letter addressed to the Securities and Exchange Commission stating whether or not SRCO agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of SRCO’s letter, dated December 30, 2025, is filed as Exhibit 15.2.

During the years ended March 31, 2025 and 2024 and through February 26, 2026, neither Ming Shing nor anyone acting on Ming Shing’s behalf, consulted FundCertify with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Ming Shing’s consolidated financial statements, and neither a written report was provided to Ming Shing nor oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by Ming Shing in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

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

Currently we follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq, including (i) Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company; (ii) Nasdaq Marketplace Rule 5635(b) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company that will result in a change of control of the company; (iii) Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants; and (iv) Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein. Nasdaq Rule 5640 generally provides that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance. Notwithstanding this general requirement, IM-5640 states that Nasdaq will accept any action or issuance relating to the voting rights structure of a non-U.S. company that is not prohibited by the company’s home country law. Cayman Islands law permits disparate reduction or restriction of voting rights of existing shareholders by the issuance of super-voting stock. The Company has elected to follow Cayman Islands practice in lieu of the requirements of NASDAQ Rule 5640. Save as aforementioned, we do not plan to rely on other home country practices with respect to our corporate governance. We endeavor to comply with the Nasdaq corporate governance practices and save as disclosed above, there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See the Index to Financial Statements accompanying this report beginning page F-1.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this annual report:

Exhibit Number	Description
1.1	Articles of Association of Ming Shing Group Holdings Limited (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
1.2	Memorandum of Association of Ming Shing Group Holdings Limited (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
1.3	Amended and Restated Articles of Association of Ming Shing Group Holdings Limited (incorporated by reference to Exhibit 3.3 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
1.4	Amended and Restated Memorandum of Association of Ming Shing Group Holdings Limited (incorporated by reference to Exhibit 3.4 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
1.5	Second Amended and Restated Articles of Association of Ming Shing Group Holdings Limited (incorporated by reference to Exhibit 3.5 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
1.6	Second Amended and Restated Memorandum of Association of Ming Shing Group Holdings Limited (incorporated by reference to Exhibit 3.6 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
1.7	Third Amended and Restated Memorandum and Articles of Association of Ming Shing Group Holdings Limited
2.1	Description of Securities
4.1	Form of Indemnification Agreement between Ming Shing Group Holdings Limited and its directors and executive officers (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
4.2	Office Lease of Office Unit B8, 27/F, NCB Innovation Centre, No. 888 Lai Chi Kok Road, Kowloon, Hong Kong (incorporated by reference to Exhibit 4.9 to the Company’s Form 20-F furnished to the SEC on August 15, 2025)
4.3	Director Agreement between Ming Shing Group Holdings Limited and its director, CEO, and chairman of the board, Zhijun Pan
4.4	Form of Executive Officer Agreement and Indemnification Agreement between Ming Shing Group Holdings Limited and its chief financial officer, To Wa Yiu (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K furnished to the SEC on March 2, 2026)
4.5	Form of Independent Director Agreement and Indemnification Agreement between Ming Shing Group Holdings Limited and its director, Tianhang Zhao (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K furnished to the SEC on December 3, 2025)
4.6	Form of Independent Director Agreement and Indemnification Agreement between Ming Shing Group Holdings Limited and its director, Qiuxian Qiao (incorporated by reference to Exhibit 10.2 to the Company’s Form 6-K furnished to the SEC on September 24, 2025)
4.7	Form of Independent Director Agreement and Indemnification Agreement between Ming Shing Group Holdings Limited and its director, Wan-Jung Sun (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K furnished to the SEC on November 6, 2025)
4.8	Director Agreement between Ming Shing Group Holdings Limited and its director, CEO, and chairman of the board, Chi Ming Lam (incorporated by reference to Exhibit 4.6 to the Company’s Form 20-F furnished to the SEC on August 15, 2025)
4.9	Form of Director Agreement and Indemnification Agreement between Ming Shing Group Holdings Limited and its director, Han Yan (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K furnished to the SEC on September 24, 2025)
4.10	Form of Independent Director Agreement and Indemnification Agreement between Ming Shing Group Holdings Limited and its director, Qiuxian Qiao (incorporated by reference to Exhibit 10.2 of the Company’s Form 6-K furnished to the SEC on September 24, 2025)
4.11	Form of Convertible Promissory Note issued by the Company to Unit Meta AI Tech Limited (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K furnished to the SEC on May 23, 2025)
4.12	Form of Convertible Promissory Note issued by the Company to Gallant Witness Limited (incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K furnished to the SEC on May 23, 2025)
4.13	Bitcoin Purchase Agreement between Ming Shing Group Holdings Limited and Winning Mission Group Limited dated August 20, 2025 (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K furnished to the SEC on August 20, 2025)
4.14	Form of Convertible Promissory Note to be issued by the Company (incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K furnished to the SEC on August 20, 2025)
4.15	Form of Warrant to be issued by the Company (incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K furnished to the SEC on August 20, 2025)
4.16	Assignment Agreement among Ming Shing Group Holdings Limited, Winning Mission Group Limited and Rich Plenty Investment dated August 20, 2025 (incorporated by reference to Exhibit 99.4 of the Company’s Form 6-K furnished to the SEC on August 20, 2025)
4.17	Form of Deed of Termination of the bitcoin purchase agreement dated January 9, 2025 with Unit Meta AI Tech Limited (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K furnished to the SEC on February 9, 2026)
4.18	Form of Deed of Termination of the bitcoin purchase agreement dated February 28, 2025 with Unit Meta AI Tech Limited (incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K furnished to the SEC on February 9, 2026)
4.19	Form of Deed of Termination of the assignment agreement dated May 23, 2025 with Unit Meta AI Tech Limited and Gallant Witness Limited (incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K furnished to the SEC on February 9, 2026)
4.20	Form of Deed of Termination of the convertible promissory note dated May 23, 2025 with Unit Meta AI Tech Limited (incorporated by reference to Exhibit 99.4 of the Company’s Form 6-K furnished to the SEC on February 9, 2026)
4.21	Form of Deed of Termination of the convertible promissory note dated May 23, 2025 with Gallant Witness Limited (incorporated by reference to Exhibit 99.5 of the Company’s Form 6-K furnished to the SEC on February 9, 2026)
4.22	Form of Deed of Termination of the bitcoin purchase agreement dated August 20, 2025 with Winning Mission Group Limited (incorporated by reference to Exhibit 99.6 of the Company’s Form 6-K furnished to the SEC on February 9, 2026)
4.23	Form of Deed of Termination of the assignment agreement dated August 20, 2025 with Winning Mission Group Limited and Rich Plenty Investment Limited (incorporated by reference to Exhibit 99.7 of the Company’s Form 6-K furnished to the SEC on February 9, 2026)
4.24	Form of Deed of Termination of the convertible promissory note and warrant dated August 20, 2025 with Unit Winning Mission Group Limited (incorporated by reference to Exhibit 99.8 of the Company’s Form 6-K furnished to the SEC on February 9, 2026)
4.25	Form of Deed of Termination of the convertible promissory note and warrant dated August 20, 2025 with Rich Plenty Investment Limited (incorporated by reference to Exhibit 99.9 of the Company’s Form 6-K furnished to the SEC on February 9, 2026)
4.26	Stock Purchase Agreement by and among the Company, PMA Technology Holdings Limited, Legend Master Development Limited and F.F.Formation Holding Co. Ltd dated May 26, 2026 (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K furnished to the SEC on May 26, 2026)
4.27	Form of Note Purchase Agreement by and among the Company, PMA Technology Holdings Limited, Legend Master Development Limited and F.F.Formation Holding Co. Ltd dated June 8, 2026
4.28	Form of Convertible Promissory Note issued by the Company pursuant to the Note Purchase Agreement dated June 8, 2026
4.29	Stock Purchase Agreement by and among the Company, Hongs Smart Limited and Yapjianhuei Smart Limited dated August 11, 2026 (incorporated by reference to Exhibit 10.1 of the Company’s Form 6-K furnished to the SEC on August 12, 2026)
8.1	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.6 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
11.2	Insider Trading Policy (incorporated by reference to Exhibit 99.7 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
12.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter from ZH CPA, LLC dated April 11, 2025 (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K furnished to the SEC on April 11, 2025)
15.2	Letter from SRCO Professional Corporation Chartered Professional Accountants dated December 30, 2025 (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K furnished to the SEC on January 5, 2026)
15.3	Consent of David Fong & Co.
15.4	Consent of China Commercial Law Firm
15.5	Home Country Exemption Letter (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K furnished to the SEC on September 8, 2025)
97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 99.8 to our Registration Statement on Form F-1 (File No. 333-281817), filed on August 28, 2024).
99.1	Unaudited Pro Forma Condensed Combined Financial Information of Ming Shing Group Holdings Limited and its subsidiaries
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MING SHING GROUP HOLDINGS LIMITED

Date: August 14, 2026

	By:	/s/ Zhijun Pan
	Name:	Zhijun Pan
	Title:	Chairman of the Board and Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

Ming Shing Group Holdings Limited and its subsidiaries

Audited Consolidated Financial Statements

PMA Nano Carbon Tech Limited and its subsidiary

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm (PCAOB 7189)	F-32

Audited Consolidated Financial Statements
- Consolidated Balance Sheets as of June 9, 2026	F-33
- Consolidated Statements of Operations and Comprehensive Loss for the period from incorporation (April 29, 2026) to June 9, 2026	F-34
- Consolidated Statements of Change in Shareholders’ Deficit for the period from incorporation (April 29, 2026) to June 9, 2026	F-35
- Notes to the Consolidated Financial Statements for the period from incorporation (April 29, 2026) to June 9, 2026	F-36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Ming Shing Group Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Ming Shing Group Holdings Limited and its subsidiaries (collectively the “Group”) as of March 31, 2026 and the related consolidated statements of operations and comprehensive (loss) income, consolidated statements of changes in shareholders’ (deficit) equity and consolidated statements of cash flows for the year ended March 31, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2026, and the results of its operations and its cash flows for the year ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Group’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Group has incurred net losses from operations and has stated that substantial doubt exists about the Group’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ FundCertify CPA Professional Corporation

FundCertify CPA Professional Corporation

Certified Public Accountants

PCAOB ID: 7189

We have served as the Group’s auditor since 2026.

Cary, North Carolina

August 14, 2026

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
Denver, Colorado

August 26, 2024

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

Ming Shing Group Holdings Limited and its subsidiaries

Consolidated Balance Sheets

As of March 31, 2026 and 2025

	As of March 31,
	2026	2025
	USD	USD

Assets
Current assets
Cash and cash equivalents	1,647,804	249,923
Accounts receivable, net (Note 3)	834,583	4,222,982
Contract assets (Note 4)	1,691,118	5,304,061
Deposits, prepayments and other assets (Note 5)	61,685	483,864
Total current assets	4,235,190	10,260,830

Non-current assets
Property and equipment, net (Note 6)	1,055,223	1,132,422
Finance lease right-of-use assets, net (Note 7)	84,200	147,967
Operating lease right-of-use assets, net (Note 7)	40,880	-
Life insurance policy, cash surrender value (Note 2)	173,563	167,224
Contract assets (Note 4)	-	1,636,414
Deferred tax assets (Note 12)	276,696	79,426
Deposits, prepayments and other assets (Note 5)	8,957	-
Total non-current assets	1,639,519	3,163,453

Total assets	5,874,709	13,424,283

Current liabilities
Accounts payable (Note 8)	1,048,408	3,964,976
Bank and other borrowings (Note 10)	2,415,763	4,761,434
Finance lease liabilities, current portion (Note 7)	48,345	66,150
Operating lease liabilities, current portion (Note 7)	34,892	-
Accrued expenses and other current liabilities (Note 9)	373,845	412,470
Amount due to a related party (Note 14)	1,230,990	-
Income tax payable	835,184	321,445
Total current liabilities	5,987,427	9,526,475

Non-current liabilities
Bank and other borrowings (Note 10)	4,661,060	2,865,484
Finance lease liabilities, net of current portion (Note 7)	-	48,345
Operating lease liabilities, net of current portion (Note 7)	5,988	-
Total non-current liabilities	4,667,048	2,913,829

Total liabilities	10,654,475	12,440,304

Shareholders’ (deficit) equity
Ordinary shares, 100,000,000 shares authorized; USD0.0005 par value, 12,975,000 shares issued and outstanding, as of March 31, 2026 and 2025 (Note 17)	6,488	6,488
Additional paid in capital	6,819,954	6,819,954
Accumulated deficit	(11,606,208)	(5,842,463)
Total shareholders’ (deficit) equity	(4,779,766)	983,979

Total liabilities and shareholders’ (deficit) equity	5,874,709	13,424,283

Commitments and contingencies (Note 15)
Subsequent Events (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

Ming Shing Group Holdings Limited and its subsidiaries

Consolidated Statements of Operations and Comprehensive (Loss) Income

For the Years Ended March 31, 2026, 2025 and 2024

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD

Revenue	14,628,290	33,851,041	27,572,692
Cost of revenue	(17,318,493)	(35,157,150)	(22,479,613)
Gross (loss) profit	(2,690,203)	(1,306,109)	5,093,079

Operating expenses
General and administrative expenses (Note 11)	(2,782,357)	(4,048,726)	(1,846,753)
Total operating expenses	(2,782,357)	(4,048,726)	(1,846,753)

(Loss) Income from operations	(5,472,560)	(5,354,835)	3,246,326

Other income (expense)
Interest expense, net	(346,696)	(508,810)	(286,090)
Other income	69,346	52,740	15,297
Total other (expense) income, net	(277,350)	(456,070)	(270,793)

(Loss) income before tax expense	(5,749,910)	(5,810,905)	2,975,533
Income tax (expense) benefit (Note 12)	(13,835)	80,154	(648,936)
Net (loss) income and total comprehensive (loss) income	(5,763,745)	(5,730,751)	2,326,597

Net (loss) income per share attributable to ordinary shareholders
Basic and diluted (Note 13)	(0.44)	(0.48)	0.21

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	12,975,000	11,849,178	11,250,000

The accompanying notes are an integral part of these consolidated financial statements.

Ming Shing Group Holdings Limited and its subsidiaries

Consolidated Statements of Changes in Shareholders’ (Deficit) Equity

For the Years Ended March 31, 2026, 2025 and 2024

	Ordinary shares			Additional		Total
	Number of shares	Amount	Subscription receivable	paid in capital	Retained earnings	shareholders’ equity
		USD	USD	USD	USD	USD
Balance as of April 1, 2023	11,250,000	5,625	(5,625)	1,282	381,608	382,890
Net income for the year	-	-	-	-	2,326,597	2,326,597
Dividend declared and settled (Note 14)	-	-	-	-	(1,711,225)	(1,711,225)
Balance as of March 31, 2024	11,250,000	5,625	(5,625)	1,282	996,980	998,262

					Retained
	Ordinary shares			Additional	earnings	Total
	Number of shares	Amount	Subscription receivable	paid in capital	(accumulated deficit)	shareholders’ equity
		USD	USD	USD	USD	USD
Balance as of April 1, 2024	11,250,000	5,625	(5,625)	1,282	996,980	998,262

Issuance of ordinary shares	-	-	5,625	-	-	5,625
Issuance of ordinary shares pursuant to IPO, net of offering costs	1,725,000	863	-	6,818,672	-	6,819,535
Net loss for the year	-	-	-	-	(5,730,751)	(5,730,751)

Dividend declared and settled (Note 14)	-	-	-	-	(1,108,692)	(1,108,692)
Balance as of March 31, 2025	12,975,000	6,488	-	6,819,954	(5,842,463)	983,979

	Ordinary shares		Additional		Total
	Number of shares	Amount	paid in capital	Accumulated deficit	shareholders’ equity (deficit)
		USD	USD	USD	USD
Balance as of April 1, 2025	12,975,000	6,488	6,819,954	(5,842,463)	983,979

Net loss for the year	-	-	-	(5,763,745)	(5,763,745)
Balance as of March 31, 2026	12,975,000	6,488	6,819,954	(11,606,208)	(4,779,766)

The accompanying notes are an integral part of these consolidated financial statements.

Ming Shing Group Holdings Limited and its subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended March 31, 2026, 2025 and 2024

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD
Operating activities:
Net (loss) income	(5,763,745)	(5,730,751)	2,326,597
Adjustments:
Depreciation on property and equipment	77,199	82,425	26,214
Amortization of right-of-use assets – finance lease	63,767	68,098	79,521
Gain on disposal of right-of-use assets – finance lease	-	-	(3,686)
Gain on disposal of a motor vehicle	-	(2,003)	-
Change in cash value of life insurance policy	(6,339)	(6,333)	(5,140)
Expected credit loss allowance	1,130,467	836,720	30,075
Deferred income tax benefit	(197,270)	(80,154)	(183)
Previously deferred IPO cost that expensed in the year	-	-	370,957
Change in working capital items:
Change in accounts receivable	1,906,151	(2,862,829)	1,724,503
Change in contract assets	5,599,106	(652,491)	(3,692,174)
Change in deposits, prepayments and other assets	415,254	(465,131)	17,856
Change in accounts payable	(2,916,568)	798,799	1,282,131
Change in income tax payable	513,739	(231,225)	247,080
Change in accrued expenses and other current liabilities	(38,625)	275,679	53,438
Cash provided (used in) by operating activities	783,136	(7,969,196)	2,457,189

Investing activities:
Purchase of property and equipment	-	-	(1,147,262)
Sales proceeds from disposal of a motor vehicle	-	10,256	-
Cash provided by (used in) investing activities	-	10,256	(1,147,262)

Financing activities:
Proceeds from new bank and other borrowings	12,074,745	16,501,786	23,383,104
Repayment of bank and other borrowings	(12,624,840)	(15,727,101)	(21,852,990)
Principal payments for lease liabilities	(66,150)	(67,372)	(119,465)
Advances from a related party	1,230,990	-	1,058,733
Repayments to a related party	-	(1,108,692)	(2,730,449)
Issuance of shares	-	9,493,125	-
Payment for offering cost	-	(1,963,397)	(292,304)
Cash provided by (used in) financing activities	614,745	7,128,349	(553,371)

Net increase (decrease) in cash and cash equivalents	1,397,881	(830,591)	756,556

Cash and cash equivalents as of beginning of the year	249,923	1,080,514	323,958

Cash and cash equivalents as of the end of the year	1,647,804	249,923	1,080,514

Supplementary Cash Flows Information
Cash paid for income tax	-	231,225	402,038

Cash paid for interest	346,696	508,810	286,090

Supplemental of Non-Cash Investing and Financing Activities

Proceeds from disposal of Right-of-use assets – finance lease received by a director on behalf of the Company	-	-	51,282

Dividend declared and offset against due from major shareholder	-	1,108,692	1,711,225

The accompanying notes are an integral part of these consolidated financial statements.

Ming Shing Group Holdings Limited and its Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended March 31, 2026, 2025 and 2024

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

The Company commenced the trading of wines and spirits through its indirectly wholly owned subsidiary, Value Bright International (HK) Limited, which is incorporated and domiciled in Hong Kong SAR. It is wholly owned subsidiary of Value Bright International Limited which was incorporated and is domiciled in British Virgin Islands.

The accompanying consolidated financial statements reflect the activities of the Company and the following entities:

Subsidiary	Date of incorporation	Jurisdiction of Formation	Percentage of Ownership	Principal Activities

Ming Shing Group Holdings Limited (“MSG”)	August 2, 2022	Cayman Islands	Parent	Investment holding

MS (HK) Construction Engineering Limited (“MSC”)	August 17, 2022	British Virgin Islands	100%	Investment holding

MS (HK) Engineering Limited (“MSHK”)	October 12, 2012	Hong Kong	100%	Provision of wet trades works

MS Engineering Co., Limited (“MSE”)	March 27, 2019	Hong Kong	100%	Provision of wet trades works

Lead Benefit International Limited	December 9, 2024	British Virgin Islands	100%	Investment holding

Lead Benefit (HK) Limited	December 23, 2024	Hong Kong	100%	Investment holding

Value Bright International Limited	January 7, 2026	British Virgin Islands	100%	Investment holding

Value Bright International (HK) Limited	February 2, 2026	Hong Kong	100%	Trading of wines and spirits

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

The Company completed its initial public offering on the NASDAQ on November 22, 2024, issuing 1,500,000 ordinary shares at a price of USD5.50 per share. In addition, the Company entered into an underwriting agreement with the underwriter on November 21, 2024, which granted the underwriter a 45-day option to purchase up to an additional 225,000 ordinary shares at the public offering price of USD5.50 per share, less underwriting discounts, to cover any over-allotment. Subsequently, on December 9, 2024, the underwriter exercised the over-allotment option in full, purchasing an additional 225,000 ordinary shares at the public offering price of USD5.50 per share. The initial public offering and the exercise of the over-allotment option closed on December 9, 2024, with gross proceeds totaling USD9,487,500, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on November 22, 2024 on The Nasdaq Capital Market and commenced trading under the ticker symbol “MSW”. On July 2, 2026, the “Company announced that its Nasdaq ticker symbol will change from “MSW”, which was subsequently changed to “PMA”.

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

Liquidity and Capital Resources

As of March 31, 2026, the Company has net liabilities of USD4,779,766 and accumulated deficits of USD11,606,208. During the year ended March 31, 2026, the Company generated losses of USD5,763,745. The extent of the Company’s future operating losses and the timing of becoming profitable are uncertain.

The Company’s ability to continue as a going concern is dependent upon its future profitability from the existing operations and from new businesses acquired subsequent to the year end March 31, 2026 and its ability to raise additional funding.

Management has developed plans intended to mitigate these conditions. The Company expects to generate operating profits and net cash inflows from its operations of provision of wet trade works, taking into account the new projects with property developers and the prospects of the Hong Kong property market. However, there is no assurance that the Company will achieve profitable operations, and, if achieved, whether it will be sustained on a continued basis.

Management also anticipates additional operating profits from the acquisitions of (i) PMA Nano Carbon Tech Limited, which engaged in provision of graphene-based thermal management technologies services; and (ii) Meal Though Seasons Limited, which engaged in organic agricultural product supply chains, agricultural base operations, agricultural product sorting and processing, cold chain logistics, channel sales and related businesses (collectively, the “New Business Operations”). However, there is no assurance that the New Business Operations will generate operating profits.

Management further intends to fund its operations through utilization of its current financial resources and through additional raises of capital. However, the Company may not be able to secure additional financing in a timely manner or on favorable terms, if at all.

 Accordingly, due to these uncertainties, there is substantial doubt about the Company’s ability to continue as a going concern for twelve months after the accompanying financial statements are available to be issued. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may be necessary should it be determined that the Company is unable to continue as a going concern.

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

Concentration Risk

For the years ended March 31, 2026, 2025 and 2024, all of the Company’s assets were located in Hong Kong and Taiwan and all of the Company’s revenue were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

During the years ended March 31, 2026, 2025 and 2024, there were three, six and two customers generated income which accounted for over 10% of the total revenue generated for that year, respectively. The details are as follows:

	For the years ended March 31,
	2026	2025	2024

Customer A	37.2%	14.6%	5.0%
Customer B	24.7%	0%	0%
Customer C	22.0%	15.0%	62.2%
Customer D	6.4%	10.4%	6.2%
Customer E	0.2%	13.4%	3.3%
Customer F	0%	13.7%	13.3%
Customer G	0%	18.2%	0%

As of March 31, 2026 and 2025, accounts receivable due from these customers, and there were two and three accounts receivable which accounted for over 10% of the total consolidated accounts receivable, respectively. The details are as follows:

	As of March 31,
	2026	2025

Customer F	52.7%	44.1%
Customer H	25.9%	1.6%
Customer D	0%	19.0%
Customer G	0%	14.4%

During the years ended March 31, 2026, 2025 and 2024, there were one, zero and zero supplier accounted for over 10% of the cost of revenue for that year, respectively. The details are as follows:

	For the years ended March 31,
	2026	2025	2024
Supplier A	12.7%	0%	0%

As of March 31, 2026 and 2025, there were one and zero supplier which accounted for over 10% of the total consolidated accounts payable, respectively. The details are as follows:

	As of March 31,
	2026	2025
Supplier B	26.5%	0%

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

The exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our life insurance policy, cash surrender value, bank deposits (including our own cash at banks), accounts receivable, net, deposits and contract assets. The Company considers the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated balance sheets. As of March 31, 2026 and 2025, USD287,837 and USD249,923 were deposited with financial institutions located in Hong Kong and USD1,359,967 and nil were deposited in Taiwan, respectively. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of USD102,564 (HKD800,000) as of March 31, 2026 and 2025. The Deposit Protection Scheme introduced by the Taiwan Central Deposit Insurance Corporation insured each depositor at one bank for a maximum amount of USD94,132 (TWD3,000,000) as of March 31, 2026 and 2025. Otherwise, the balances of USD1,322,835 and USD34,195 are not covered by insurance as of March 31, 2026 and 2025, respectively. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

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

Interest rate risk

The following table details the interest rate risk profile of the Company’s borrowings as of March 31, 2026 and 2025:

	As of March 31,
	2026	2025
	USD	USD
Fixed rate borrowings:
Finance lease liabilities, current	48,345	66,150
Finance lease liabilities, non-current	-	48,345
Bank and other borrowings, current	79,243	1,053,317
Bank and other borrowings, non-current	170,708	-

Floating rate borrowings:
Bank and other borrowings, current	2,336,520	3,708,117
Bank and other borrowings, non-current	4,490,352	2,865,484

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on and floating rate bank and other borrowing. The Company has not used any derivative financial instruments to manage the interest risk exposure.

At March 31, 2026, and 2025, it is estimated that a general increase/ decrease of 100 basis points in interest rates, with all other variables held constant, would have increased/ decreased the Company’s loss for the year by USD44,081 and USD33,491, respectively.

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

The exchanges rates used for translation from HKD to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for both 2026, 2025 and 2024.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, deposits, life insurance policy, cash surrender value, other assets, accounts payable, short-term bank borrowings and other current liabilities approximate their fair values because of the short maturity of these instruments and market rates of interest.

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

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, deposits and other current assets, accounts payable, bank and other borrowings, finance lease liabilities and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of March 31, 2026 and 2025 due to their short-term nature. For non-current bank and other borrowing loans, since most are floating rate borrowings so the carrying value approximate their fair value because the borrowing rates were set to approximate market rates.

Cash surrender value of life insurance policy is classified as Level 2. The fair value of the life insurance policy is determined by the underwriting insurance company’s valuation models and represents the guaranteed value the Company would receive upon surrender of the policy as of the reporting date.

The Company noted no transfers between levels during any of the periods presented.

Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains the bank accounts in Hong Kong and Taiwan. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount from HKD500,000 increased to HKD800,000 with effect from October 1, 2024. Cash balances in bank accounts in Taiwan are insured under the Deposit Protection Scheme introduced by the Taiwan Central Deposit Insurance Corporation for a maximum amount TWD3,000,000. Cash balances in bank accounts in Hong Kong and Taiwan are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

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

Leases

The Company adopted ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB. The adoption of Topic 842 resulted in the presentation of right-of-use assets – finance lease, right-of-use assets – operating lease, finance lease liabilities and operating lease liabilities on the consolidated balance sheet.

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

Impairment of Long-Lived Assets

The Company reviews the impairment of its long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended March 31, 2026, 2025 and 2024.

Life insurance policy, cash surrender value

Life insurance policy-cash surrender value was life insurance purchase for Mr. Chi Ming Lam (position with a director and CEO of the Company) and MSHK as the beneficiary. The insured amount of the contract (death benefit) was USD1,000,000. The initial premium payment at the policy commencement date for the policy was USD165,493. As of March 31, 2026, the balance was USD173,563, which represents the adjustments of premiums paid of USD165,493, interest income earned of USD51,834, insurance expenses incurred of USD29,805 and cash surrender charge of USD13,959. As of March 31, 2025, the balance was USD167,224, which represents the adjustments of premiums paid of USD165,493, interest income earned of USD44,226, insurance expenses incurred of USD27,055 and cash surrender charge of USD15,440. The Company may surrender any time and receive cash based on the cash value of the policy at the date of withdrawal, which is calculated by the insurance company.

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

Provision of wet trades works

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

Contracted but not yet recognized revenue was approximately USD7,109,595 and USD20,257,231 as of March 31, 2026 and 2025, respectively.

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

Trading of wines and spirits

The Company also generates revenue from the trading of wines and spirits. The Company recognizes revenue from the trading of wines and spirits to customers when that performance obligation is fulfilled and control transfers to the customer, either at the point of shipment or delivery as dictated by the shipping terms. Payment terms vary by location and customer, however, the duration between when revenue is recognized and when payment is due is less than one year, indicating the Company do not have any significant financing components to recognize. The Company has elected to treat shipping and handling costs that we bill our customers as fulfillment activities rather than as separate performance obligations.

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

Cost of Revenue

The Company’s cost of revenue is primarily comprised of the material costs, subcontracting costs, direct labor costs, overhead costs and purchases costs of wines and spirits that are directly attributable to services provided.

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

We believe there were no uncertain tax positions as of March 31, 2026, and 2025. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months. We are not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

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

Recently Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In December 2024, the FASB issued ASU 2024-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures (“ASU 2024-09”) to provide disaggregated income tax disclosures on rate reconciliation and income taxes paid. The Company is required to adopt the guidance in the fourth quarter of fiscal 2026, though early adoption is permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

In January 2025, the Financial Accounting Standards Board (“FASB”) updated 2025-01: Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. Public business entities must adopt the guidance in Update 2024-03 for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The update clarifies that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is evaluating the impact the updated guidance will have on its combined financial statements and disclosures.

In March 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810)” (“ASU 2025-03”). The amendments in this Update require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a variable interest entity (VIE) that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. The amendments in this Update differ from current GAAP because, for certain transactions, they replace the requirement that the primary beneficiary always is the acquirer with an assessment that requires an entity to consider the factors to determine which entity is the accounting acquirer. The amendments in this Update enhance the comparability of financial statements across entities engaging in acquisition transactions effected primarily by exchanging equity interests when the legal acquiree meets the definition of a business. Specifically, under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments in this Update do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. Management is currently evaluating the standard to determine the impact of adoption on its consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. The amendment is effective for annual reporting periods beginning after December 15, 2025, and requires prospective application. The Group is assessing the impact of adoption of the ASU on the consolidated financial statements. The Group does not expect the adoption of the ASU to have a material impact on the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update improves U.S. GAAP by establishing authoritative guidance on the accounting for government grants received by business entities. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. The Company is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”), which clarifies the application of interim reporting guidance and improves the organization’s required interim disclosures. The standard is effective for interim reporting periods beginning after December 15, 2027 for public business entities. Early adoption is permitted. The Company is evaluating the effect of adopting ASU 2025-11.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated balance sheets, statements of operations and comprehensive income and cash flows.

3. Accounts Receivable, net

Accounts receivable, net consisted of the following as of March 31:

	As of March 31,
	2026	2025
	USD	USD

Accounts receivable	2,663,022	4,569,173
Less: allowance for credit loss	(1,828,439)	(346,191)
Accounts receivable, net	834,583	4,222,982

The movement of allowance for credit loss accounts are as follows:

	As of March 31,
	2026	2025
	USD	USD

Balance at beginning of the year	346,191	62,776
Addition during the year	1,482,248	283,415
Balance at end of the year	1,828,439	346,191

As of March 31, 2026 and 2025, all accounts receivable, net was secured for granting general banking and private facilities. As of March 31, 2026 and 2025, USD439,659 and nil were past due for more than 90 days.

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

Contract assets consisted of the following as of March 31:

	As of March 31,
	2026	2025
	USD	USD

Contract assets:
Revenue recognized in excess of amounts paid or payable (contract receivable) to the Company on uncompleted contracts (contract asset) excluding retainage	707,969	5,494,391
Retainage included in contract assets due to being conditional on something other than solely passage of time	1,284,159	2,096,843
Less: allowance for credit loss	(301,010)	(650,759)
Contract assets, net	1,691,118	6,940,475

Contract assets, current	1,691,118	5,304,061
Contract assets, non-current	-	1,636,414

The movement of revenue recognized in excess of amounts paid or payable (excluding retainage) before net of allowance for credit loss is as follows:

	As of March 31,
	2026	2025
	USD	USD

Balance at beginning of the year	5,494,391	5,960,812
Increase as a result of total work completed during the year	11,018,290	33,851,041
Decrease as a result of total amount billed out	(15,804,712)	(34,317,462)
Balance at end of the year	707,969	5,494,391

The movement of retainage before net of allowance for credit loss is as follows:

	As of March 31,
	2026	2025
	USD	USD

Balance at beginning of the year	2,096,843	977,931
Increase as a result of changes in progress of ongoing projects	191,944	1,145,165
Reclassified to accounts receivable as payment becomes unconditional	(1,004,628)	(26,253)
Balance at end of the year	1,284,159	2,096,843

The movement of allowance for loss accounts are as follows:

	As of March 31,
	2026	2025
	USD	USD

Balance at beginning of the year	650,759	99,646
(Reversal) addition during the year	(349,749)	551,113
Balance at end of the year	301,010	650,759

5. Deposits, Prepayments and Other Assets

	As of March 31,
	2026	2025
	USD	USD

Deposits	9,577	12,913
Advance to supplier	-	381,982
Prepayments	50,225	66,670
Other receivables	11,000	24,491
Less: allowance for credit loss	(160)	(2,192)
	70,642	483,864

Deposits, Prepayments and Other Assets, current	61,685	483,864
Deposits, Prepayments and Other Assets, non-current	8,957	-

The movement of allowance for loss accounts are as follows:

	As of March 31,
	2026	2025
	USD	USD

Balance at beginning of the year	2,192	-
(Reversal) addition during the year	(2,032)	2,192
Balance at end of the year	160	2,192

6. Property and Equipment, net

Property and Equipment, stated at cost less accumulated depreciation, consisted of the following as of March 31:

	As of March 31
	2026	2025
	USD	USD

Equipment - Machineries	102,006	102,006
Less: accumulated depreciation	(100,905)	(95,573)
Equipment - Machineries, net	1,101	6,433

Equipment – Motor vehicle	120,231	76,923
Less: accumulated depreciation	(102,922)	(36,538)
Equipment - Motor vehicle, net	17,309	40,385

Property	1,138,461	1,138,461
Less: accumulated depreciation	(101,648)	(52,857)
Property, net	1,036,813	1,085,604

Property and Equipment, net	1,055,223	1,132,422

Depreciation expenses of property and equipment totaled USD77,199, USD82,425 and USD26,214 for the years ended March 31, 2026, 2025 and 2024, respectively.

During the years ended March 31, 2026, 2025 and 2024, no motor vehicle (2025: one motor vehicle with a net carrying amount of USD8,253) (2024: nil) was disposed, nil (2025: a gain of USD2,003) (2024: nil) was recognized in the Consolidated Statements of Operations and Comprehensive (Loss) Income.

During the years ended March 31, 2026, 2025 and 2024, one motor vehicle (2025: nil) (2024: nil) was transferred from ROU assets – finance leases with a cost of USD43,308 and accumulated depreciation of USD43,308.

As of March 31, 2026, the property was a security for granting general banking facility in the amount of USD524,428 (2025: USD544,881).

7. Leases

The following table shows ROU assets – finance leases and ROU assets – operating leases, finance lease liabilities and operating lease liabilities, and the associated financial statement line items as of March 31:

	As of March 31,
	2026	2025
	USD	USD
Assets
Right-of-use assets – finance lease, net	84,200	147,967
Right-of-use assets – operating lease, net	40,880	-

Liabilities
Finance lease liabilities, current	48,345	66,150
Finance lease liabilities, non-current	-	48,345
Operating lease liabilities, current	34,892	-
Operating lease liabilities, non-current	5,988	-

Weighted average remaining lease term – finance leases (in years)	0.75	1.68
Weighted average remaining lease term – operating leases (in years)	1.17	-
Weighted average discount rate – finance leases (%)	4.23	4.22
Weighted average discount rate – operating leases (%)	5.00	-

Information relating to finance and operating lease activities during the years ended March 31, 2026, 2025 and 2024 are as follows:

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD
Finance leases:
Amortization of right-of-use assets – finance lease	63,767	68,098	79,521
Interest of finance lease liabilities	3,533	6,385	10,294
	67,300	74,483	89,815
Operating lease:
Cash paid for operating lease	30,128	-	-
Expenses related to a short-term lease	9,487	51,538	37,179
	39,615	51,538	37,179

Total lease expenses	106,915	126,021	126,994

Cash outflows related to finance leases:
Financing cash outflows – principal paid	66,150	67,372	119,465
Financing cash outflows – interests paid	3,533	6,385	10,294
	69,683	73,757	129,759

Cash outflows related to operating lease:
Operating cash outflows - rental paid	39,615	51,538	37,179

During the years ended March 31, 2026, 2025 and 2024, there was no addition to right-of-use assets – finance lease. Right-of-use assets – finance lease represented purchases of certain motor vehicles under finance leases for its operations. Lease contracts are entered into for fixed term of 60 months. Lease terms are negotiated on an individual basis and contain different terms and conditions. The amortization of finance lease right-of-use assets was USD63,767, USD68,098 and USD79,521 for the years ended March 31, 2026, 2025 and 2024, respectively, and included in the cost of revenue.

During the year ended March 31, 2026, there was addition to right-of-use assets – operating lease. Lease contracts are entered into for fixed term of 24 months. The operating lease expense was USD30,128, nil and nil for the years ended March 31, 2026, 2025 and 2024, respectively, and included in the general and administrative expenses.

Maturities of lease payments under finance lease liabilities were as follows:

	As of March 31,
	2026	2025
	USD	USD
Year ending March 31,
2026	-	69,683
2027	49,207	49,207
Total undiscounted finance lease payments	49,207	118,890
Less: imputed interest	(862)	(4,395)
Finance lease liabilities recognized in the Consolidated Balance Sheet	48,345	114,495

Maturities of lease payments under operating lease liabilities were as follows:

	As of March 31,
	2026	2025
	USD	USD
Year ending March 31,
2027	36,154	-
2028	6,026	-
Total lease payments	42,180	-
Less: imputed interest	(1,300)	-
Operating lease liabilities recognized in the Consolidated Balance Sheet	40,880	-

8. Accounts payable

Components of accounts payable are as follows as of March 31:

	As of March 31,
	2026	2025
	USD	USD

Trade payables	1,048,408	3,964,976
Total	1,048,408	3,964,976

9. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows as of March 31:

	As of March 31,
	2026	2025
	USD	USD

Accruals for operating expenses	314,382	153,851
Accrued payroll	48,694	251,696
Other payables	10,769	6,923
Total	373,845	412,470

10. Bank and Other Borrowings

Components of bank and other borrowings are as follows as of March 31:

		Interest	As of March 31,
		rate	2026	2025
		%	USD	USD

The Bank of East Asia, Limited – Loan 1	(1)	4.01% / 5.31%	110,769	110,769
The Bank of East Asia, Limited – Loan 2	(2)	5.0%	256,410	-
The Bank of East Asia, Limited – Loan 3	(2)	5.0%	64,103	-
The Bank of East Asia, Limited – Loan 4	(2)	5.685%	128,205	-
The Bank of East Asia, Limited – Loan 5	(2)	5.0%	128,205	-
The Bank of East Asia, Limited – Loan 6	(2)	5.0%	256,410	-
The Bank of East Asia, Limited – Loan 7	(2)	5.0%	512,821	-
The Bank of East Asia, Limited – Loan 8	(2)	5.0%	448,718	-
The Bank of East Asia, Limited – Loan 9	(3)	5.975%	-	256,410
The Bank of East Asia, Limited – Loan 10	(3)	5.905%	-	128,205
The Bank of East Asia, Limited – Loan 11	(3)	6.175%	-	128,205
The Bank of East Asia, Limited – Loan 12	(3)	6.075%	-	256,410
The Bank of East Asia, Limited – Loan 13	(3)	5.905%	-	256,410
The Bank of East Asia, Limited – Loan 14	(3)	5.955%	-	576,923
The Bank of East Asia, Limited – Loan 15	(3)	6.175%	-	256,410
The Bank of East Asia, Limited – Loan 16	(3)	5.975%	-	448,718
The Bank of East Asia, Limited – Loan 17	(4)	3.9% / 4.15%	304,205	316,531
The Bank of East Asia, Limited – Loan 18	(4)	3.9% / 4.15%	304,205	316,531
The Bank of East Asia, Limited – Loan 19	(5)	3.9% / 4.15%	524,428	544,881
The Bank of East Asia, Limited – Loan 20	(6)	2.75% / 3.0%	110,343	112,763
The Bank of East Asia, Limited – Loan 21	(7)	2.75% / 3.0%	108,617	110,738
The Bank of East Asia, Limited – Loan 22	(8)	2.75% / 3.0%	402,946	412,282
The Bank of East Asia, Limited – Loan 23	(9)	2.75% / 3.0%	347,260	353,646
The Hongkong and Shanghai Banking Corporation Limited – Loan 1	(10)	2.75% / 3.0%	89,267	90,498
The Hongkong and Shanghai Banking Corporation Limited – Loan 2	(11)	2.75% / 3.0%	327,865	332,782
The Hongkong and Shanghai Banking Corporation Limited – Loan 3	(12)	2.75% / 3.0%	102,017	103,245
The Hongkong and Shanghai Banking Corporation Limited – Loan 4	(13)	2.75% / 3.0%	284,125	347,555
The Hongkong and Shanghai Banking Corporation Limited – Loan 5	(14)	2.75%	3,614	-
The Hongkong and Shanghai Banking Corporation Limited – Loan 6	(15)	2.75%	11,818	-
The Hongkong and Shanghai Banking Corporation Limited – Loan 7	(16)	2.75%	19,710	-
The Hongkong and Shanghai Banking Corporation Limited – Loan 8	(17)	2.75%	27,963	-
The Hongkong and Shanghai Banking Corporation Limited – Loan 9	(18)	3.994%	999,643	-
The Hongkong and Shanghai Banking Corporation Limited – Loan 10	(19)	3.977%	432,692	-
The Hongkong and Shanghai Banking Corporation Limited – Loan 11	(20)	3.977%	520,512	-
Fusion Bank Limited - Loan 1	(21)	8%	249,952	-
DBS Bank (Hong Kong) Limited – Loan 1	(22)	5.11%	-	64,103
DBS Bank (Hong Kong) Limited – Loan 2	(22)	5.09%	-	205,128
DBS Bank (Hong Kong) Limited – Loan 3	(22)	5.0%	-	102,564
DBS Bank (Hong Kong) Limited – Loan 4	(22)	5.01%	-	115,385
DBS Bank (Hong Kong) Limited – Loan 5	(22)	5.2%	-	112,821
DBS Bank (Hong Kong) Limited – Loan 6	(23)	1.2% + HIBOR	-	513,688
River Square Company Limited – Loan 1	(24)	12%	-	547,725
River Square Company Limited – Loan 2	(24)	12%	-	505,592
			7,076,823	7,626,918

Less: current portion of long-term bank and other borrowings			(2,415,763)	(4,761,434)

Non-current portion of long-term bank and other borrowings			4,661,060	2,865,484

The Group has available unutilised banking facilities of approximately USD263,000 (HKD2,051,400) as at 31 March 2026.

(1)	On February 20, 2026, the Company renewed and borrowed USD110,769 (HKD864,000) as working capital for 12 months at an annual interest rate of 4.01% with The Bank of East Asia, Limited. On February 20, 2025, the Company borrowed the same amount of loan as working capital for 12 months at an annual interest rate of 5.31% with The Bank of East Asia, Limited. The loan was secured by the insured value of life insurance policy (amounted to USD1,000,000) of the Company, accounts receivable, net of the Company and a property located in Hong Kong which held by a director of the Company.

(2)	As of March 31, 2026, the Company borrowed USD1,794,872 (HKD14,000,000) as working capital for one to three months at an annual interest rate ranging from 5.0% to 5.685% as revolving loans with The Bank of East Asia, Limited. The loan is secured by personal guarantees from the directors of the Company, accounts receivable, net of the Company and a property located in Hong Kong which held by a director of the Company.

(3)	As of March 31, 2025, the Company borrowed USD2,307,691 (HKD18,000,000) as working capital for one to three months at an annual interest rate ranging from 5.905% to 6.175% as revolving loans with The Bank of East Asia, Limited. The loan is secured by personal guarantees from the directors of the Company, accounts receivable, net of the Company and a property located in Hong Kong which held by a director of the Company.

(4)	On August 28, 2023, the Company borrowed USD666,667 (HKD5,200,000) as working capital for twenty years at variable interest rate of 3.9% per annum (2025: 4.15%) with The Bank of East Asia, Limited. The loan is secured by two properties in Hong Kong that were owned by a related company, which was wholly owned by Mr. Lam Chi Ming.

(5)	On February 28, 2024, the Company borrowed USD564,103 (HKD4,400,000) as purchase of a property for twenty years at variable interest rate of 3.9% per annum (2025: 4.15%) with The Bank of East Asia, Limited. The loan is secured by, accounts receivable, net of the Company and a property located in Hong Kong which is held by the Company.

(6)	On March 25, 2021, the Company borrowed USD128,205 (HKD1,000,000) as working capital for eleven years at variable interest rate of 2.75% per annum (2025: 3.0%) with The Bank of East Asia, Limited. The loan is secured by personal guarantee from a director of the Company.

(7)	On December 16, 2021, the Company borrowed USD128,205 (HKD1,000,000) as working capital for eleven years at variable interest rate of 2.75% per annum (2025: 3.0%) with The Bank of East Asia, Limited. The loan is secured by personal guarantee from a director of the Company.

(8)	On November 26, 2020, the Company borrowed USD512,821 (HKD4,000,000) as working capital for eleven years at variable interest rate of 2.75% per annum (2025: 3.0%) with The Bank of East Asia, Limited. The loan is secured by personal guarantee from a director of the Company.

(9)	On May 25, 2023, the Company borrowed USD384,615 (HKD3,000,000) as working capital for ten years at an variable interest rate of 2.75% per annum (2025: 3.0%) with The Bank of East Asia, Limited. The loan is secured by personal guarantee from a director of the Company.

(10)	On October 21, 2020 the Company borrowed USD128,205 (HKD1,000,000) as working capital for eight years at variable interest rate of 2.75% per annum (2025: 3.0%) with The Hongkong and Shanghai Banking Corporation Limited. The loan is secured by personal guarantee from a director of the Company.

(11)	On May 25, 2020 the Company borrowed USD512,821 (HKD4,000,000) as working capital for eight years at variable interest rate of 2.75% per annum (2025: 3.0%) with The Hongkong and Shanghai Banking Corporation Limited. The loan is secured by personal guarantee from a director of the Company.

(12)	On July 13, 2021 the Company borrowed USD128,205 (HKD1,000,000) as working capital for eight years at variable interest rate of 2.75% per annum (2025: 3.0%) with The Hongkong and Shanghai Banking Corporation Limited. The loan is secured by personal guarantee from a director of the Company.

(13)	On March 15, 2023 the Company borrowed USD384,615 (HKD3,000,000) as working capital for ten years at variable interest rate of 2.75% per annum (2025: 3.0%) with The Hongkong and Shanghai Banking Corporation Limited. The loan is secured by personal guarantee from a director of the Company.

(14)	On December 15, 2025, the Company borrowed USD3,938 (HKD30,720) as working capital for fourteen months at variable interest rate of 2.75% per annum with The Hongkong and Shanghai Banking Corporation Limited. The loan is secured by personal guarantee from a director of the Company.

(15)	On December 15, 2025 the Company borrowed USD11,818 (HKD92,183) as working capital for two years at variable interest rate of 2.75% per annum with The Hongkong and Shanghai Banking Corporation Limited. The loan is secured by personal guarantee from a director of the Company.

(16)	On December 15, 2025, the Company borrowed USD19,710 (HKD153,738) as working capital for three years at variable interest rate of 2.75% per annum with The Hongkong and Shanghai Banking Corporation Limited. The loan is secured by personal guarantee from a director of the Company.

(17)	On December 15, 2025, the Company borrowed USD27,963 (HKD218,114) as working capital for three years at variable interest rate of 2.75% per annum with The Hongkong and Shanghai Banking Corporation Limited. The loan is secured by personal guarantee from a director of the Company.

(18)	On December 15, 2025, the Company borrowed USD1,079,615 (HKD8,421,000) as working capital for five years at variable interest rate of 3.994% per annum with The Hongkong and Shanghai Banking Corporation Limited. The loan is secured by a property in Hong Kong that is owned by a related company, which is wholly owned by Mr. Lam Chi Ming.

(19)	On September 18, 2025, the Company borrowed USD448,718 (HKD3,500,000) as working capital for five years at variable interest rate of 3.977% per annum with The Hongkong and Shanghai Banking Corporation Limited. The loan is secured by a property in Hong Kong that is owned by a related company, which is wholly owned by Mr. Lam Chi Ming.

(20)	On September 18, 2025, the Company borrowed USD538,462 (HKD4,200,000) as working capital for five years at variable interest rate of 3.977% per annum with The Hongkong and Shanghai Banking Corporation Limited. The loan is secured by a property in Hong Kong that is owned by a related company, which is wholly owned by Mr. Lam Chi Ming.

(21)	On February 25, 2026, the Company borrowed USD256,410 (HKD2,000,000) as working capital for three years at fixed interest rate of 8% per annum with Fusion Bank Limited. The loan is secured by personal guarantee from a director of the Company.

(22)	As of March 31, 2025, the Company borrowed USD600,000 (HKD4,680,000) as working capital for one to four months at an annual interest rate ranged from 5.0% to 5.2% as revolving loans with DBS Bank (Hong Kong) Limited. The loan is secured by personal guarantees from a director of the Company, accounts receivable, net of the Company and two properties located in Hong Kong that were owned by a related company, which was wholly owned by Mr. Lam Chi Ming.

(23)	The amount represented bank overdrafts as of March 31, 2025, which is secured by personal guarantees from a director of the Company, accounts receivable, net of the Company and two properties located in Hong Kong that were owned by a related company, which was wholly owned by Mr. Lam Chi Ming. The maximum amount of the bank overdrafts was USD512,821 (HKD4,000,000).

(24)	On April 30, 2024 and May 2, 2024, the Company borrowed USD1,000,000 (HKD7,800,000) and USD923,077 (HKD7,200,000) as working capital for 12 months at an annual interest rate of 12% and 12% with River Square Company Limited, respectively. The loan is secured by accounts receivable, net of a project of the Company and personal guarantee from a director of the Company.

Interest expenses pertaining to the above bank and other borrowings for the years ended March 31, 2026, 2025 and 2024 amounted to USD343,163, USD502,425 and USD275,796, respectively.

Maturities of the principal and interest payments of bank and other borrowings were as follows:

	As of March 31,
	2026	2025
	USD	USD
Year ending March 31,
2026	-	4,912,284
2027	2,621,832	394,550
2028	717,130	394,550
2029	729,554	394,550
2030	592,673	394,550
2031	1,606,976	394,550
2032	329,464	307,378
2033	248,048	206,572
2034	185,099	143,836
2035 - 2044	973,056	876,283
Total bank and other borrowings repayments	8,003,832	8,419,103
Less: imputed interest	(927,009)	(792,185)
Total bank and other borrowings recognized in the Consolidated Balance Sheet	7,076,823	7,626,918

11. General and Administrative Expenses

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD
Bank charges	18,382	18,605	20,260
Debt collection fee	-	7,935	73,077
Depreciation	48,791	48,791	4,066
Entertainment	21,583	50,550	81,038
Expected credit loss allowance	1,130,467	836,720	30,075
IPO-related readiness costs	-	2,027,176	545,414
Motor vehicle expenses	18,091	29,342	51,286
Professional fees	708,083	201,959	4,361
Lease expenses	39,615	51,538	37,179
Site administrative expenses	172,085	114,586	287,217
Staff costs	262,769	397,560	515,774
Staff welfare	8,918	41,799	15,093
Medical expenses	13,353	54,251	78,853
Insurance	59,522	7,156	6,794
Safety consultant expenses	39,840	2,244	15,997
Others	240,858	158,514	80,269

Total	2,782,357	4,048,726	1,846,753

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

Hong Kong profits tax has been provided in accordance with the two-tiered profits tax regime on the estimated assessable profits arising in Hong Kong during the years ended March 31, 2026 and 2024.

No provision has been made for Hong Kong Profits Tax in the financial statements as the Group did not have estimated assessable profits arising in Hong Kong for the year ended March 31, 2025.

The components of the income tax expense (benefit) are as follows:

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD
Current
Cayman Islands	-	-	-
British Virgin Islands	-	-	-
Hong Kong	211,105	-	649,119
	211,105	-	649,119

Deferred
Cayman Islands	-	-	-
British Virgin Islands	-	-	-
Hong Kong	(197,270)	(80,154)	(183)
	(197,270)	(80,154)	(183)

Total	13,835	(80,154)	648,936

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

	As of March 31,
	2026	2025
	USD	USD
MSE:
Net operating loss carryforward	281,951	281,951
Total deferred tax assets	281,951	281,951
Less: valuation allowance	(281,951)	(281,951)
Deferred tax assets, net	-	-

MSHK:
Property and equipment	(61,692)	(68,449)
Finance lease right-of-use assets, net	(12,996)	(16,982)
Operating lease right-of-use assets, net	(6,746)	-
Operating lease liabilities	6,746	-
Net operating loss carryforward	1,261,843	409,297
Less: valuation allowance	(1,261,843)	(409,297)
Total deferred tax liabilities	(74,688)	(85,431)
Deferred tax assets - provision for allowance of credit losses	351,384	164,857
Deferred tax assets, net	276,696	79,426

Deferred tax assets, net	276,696	79,426

As of March 31, 2026 and 2025, the Company had net operating loss carry forward of USD9,356,327 (HKD72,979,348) and USD4,189,379 (HKD32,677,157), respectively. These losses can offset future taxable income and can be carried forward indefinitely. As of March 31, 2026 and 2025, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. The Company believed that it was more likely than not that it will be unable to fully utilize its deferred tax assets related to the net operating loss carry forward in Hong Kong. As a result, the valuation allowance of USD1,543,794 and USD785,934 was recorded against the gross deferred tax asset balance at March 31, 2026 and 2025, respectively. For the years ended March 31, 2026, 2025 and 2024, no net operating loss carry forward has been utilized.

No material deferred tax asset has been recognized in respect of net operating loss carry forward as of March 31, 2026 and 2025, due to the unpredictability of future profit streams.

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD

(Loss) Profit before income taxes	(5,749,910)	(5,810,905)	2,975,533
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	(948,735)	(958,799)	490,963

Reconciling items:
Tax effect of income that is not taxable*	(16,470)	(1,478)	(25)
Tax effect of non-deductible expenditure	120,414	371,984	90,539
Tax effect of temporary differences not recognized	27,619	98,842	-
Change in valuation allowance	852,546	409,297	88,998
Effect of two-tier tax rate	(21,154)	-	(21,154)
Statutory tax deduction#	(385)	-	(385)
Income tax expense (benefit)	13,835	(80,154)	648,936

*	Income that is not taxable mainly consisted of the bank interest income which is non-taxable under Hong Kong income tax law.

#	It represents a reduction granted by the Hong Kong SAR Government of 100% of the tax payable subject to a maximum reduction of HKD3,000 (2025: HKD1,500) (2024: HKD3,000) for each business.

13. (Loss) Earnings per share

Basic and diluted net (loss) earnings per share for each of the years presented are calculated as follows:

Basic (loss) earnings per share is computed using the weighted average number of ordinary shares outstanding during the period.

Diluted (loss) earnings per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period.

	For the years ended
	2026	2025	2024
Numerator
Net (loss) income-basic and diluted	(5,763,745)	(5,730,751)	2,326,597

Denominator
Weighted average number of ordinary shares outstanding-basic and diluted	12,975,000	11,849,178	11,250,000

(Loss) Earnings per share-basic and diluted	(0.44)	(0.48)	0.21

14. Related Party Transactions

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD
Dividend declared and offsetting against due from
Mr. Chi Ming Lam (1)	-	1,108,692	1,711,225
Total	-	1,108,692	1,711,225

Advances from (Repayment to) related parties
Mr. Chi Ming Lam (1 and 2)	1,230,990	-	1,058,733
Mr. Chi Ming Lam (1 and 2)	-	(1,108,692)	(2,730,449)
Total	1,230,990	(1,108,692)	(1,671,716)

(1)	Mr. Chi Ming Lam was the Chief Executive Officer, director and Chairman of the Company until June 2, 2025. Effective June 2, 2025, Mr. Lam resigned from his position and is currently a director of the Company.
(2)	Represents the total advances from (payments to) Mr. Lam for the years ended March 31, 2026, 2025, and 2024 which were non-trade in nature, unsecured, interest-free and had no fixed term of repayment. As of March 31, 2026 and 2025, the amount due from Mr. Lam to the Company was nil.

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

Commitments

As of March 31, 2026 and 2025, the Company did not have any significant capital and other commitments.

Contingencies

As of March 31, 2026 and 2025, the Company is not a party to any material legal or administrative proceedings.

16. Segment Reporting

In February 2026, primarily as a result of increased business activities of its subsidiary, Value Bright International (HK) Limited, the Company had two operating segments: (i) provision of wet trades works, and (ii) trading of wines and spirits.

Disaggregation of revenue is as follows:

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD
Provision of wet trades works
Public	3,128,608	11,279,200	11,488,228
Private	7,889,682	22,571,841	16,084,464
	11,018,290	33,851,041	27,572,692
Trading of wines and spirits	3,610,000	-	-
	14,628,290	33,851,041	27,572,692

Revenue disaggregated by timing of revenue recognition for the years ended March 31, 2026, 2025 and 2024 is disclosed in the table below:

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD
Revenue – Over time	11,018,290	33,851,041	27,572,692
Revenue – Point in time	3,610,000	-	-
	14,628,290	33,851,041	27,572,692

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

The following table shows total assets by segment and a reconciliation to the consolidated financial statements as of March 31, 2026 and 2025:

	As of March 31,
	2026	2025
	USD	USD
Segment assets:
Provision of wet trades works	4,464,742	13,424,283
Trading of wines and spirits	1,409,967	-
Total assets	5,874,709	13,424,283

A reconciliation of total segment revenue to total consolidated revenue and of total segment gross profit and segment operating income to total consolidated (loss) income before tax expense, for the years ended March 31, 2026, 2025 and 2024, is as follows:

	Year ended March 31, 2026
	Provision of wet trades works	Trading of wines and spirits	Total
	USD	USD	USD
Revenue	11,018,290	3,610,000	14,628,290
Less: Cost of revenue	(15,118,493)	(2,200,000)	(17,318,493)
Segment gross (loss) profit	(4,100,203)	1,410,000	(2,690,203)

Staff costs	(199,243)	(63,526)	(262,769)
Depreciation	(48,791)	-	(48,791)
Lease expenses	(30,577)	(9,038)	(39,615)
Expected credit loss allowance	(1,130,467)	-	(1,130,467)
Interest expense	(346,696)	-	(346,696)
Other income	32,229	-	32,229
Other segment expenses	(592,599)	(33)	(592,632)
Segment (loss) income	(6,416,347)	1,337,403	(5,078,944)

Reconciliation of segment profit or loss
Less: unallocated amounts
Other income			37,117
Professional fees			(708,083)
Loss before tax expense			(5,749,910)

	Year ended March 31, 2025
	Provision of wet trades works	Trading of wines and spirits	Total
	USD	USD	USD
Revenue	33,851,041	-	33,851,041
Less: Cost of revenue	(35,157,150)	-	(35,157,150)
Segment gross loss	(1,306,109)	-	(1,306,109)

Staff costs	(397,560)	-	(397,560)
Depreciation	(48,791)	-	(48,791)
Lease expenses	(51,538)	-	(51,538)
Expected credit loss allowance	(836,720)	-	(836,720)
Interest expense	(508,810)	-	(508,810)
Other income	981	-	981
Other segment expenses	(484,982)	-	(484,982)
Segment loss	(3,633,529)	-	(3,633,529)

Reconciliation of segment profit or loss
Less: unallocated amounts
Other income			51,759
IPO-related readiness costs			(2,027,176)
Professional fees			(201,959)
Loss before tax expense			(5,810,905)

	Year ended March 31, 2024
	Provision of wet trades works	Trading of wines and spirits	Total
	USD	USD	USD
Revenue	27,572,692	-	27,572,692
Less: Cost of revenue	(22,479,613)	-	(22,479,613)
Segment gross profit	5,093,079	-	5,093,079

Staff costs	(515,774)	-	(515,774)
Depreciation	(4,066)	-	(4,066)
Lease expenses	(37,179)	-	(37,179)
Expected credit loss allowance	(30,075)	-	(30,075)
Interest expense	(286,090)	-	(286,090)
Other segment expenses	(709,884)	-	(709,884)
Segment income	3,510,011	-	3,510,011

Reconciliation of segment profit or loss
Less: unallocated amounts
Other income			15,297
IPO-related readiness costs			(545,414)
Professional fees			(4,361)
Income before tax expense			2,975,533

17. Shareholders’ Equity

As discussed in the Note 1 to the consolidated financial statements regarding reorganization, the ordinary shares issuance and outstanding are summarized below.

Date	Events	Number of shares	Par value	Amount
August 2, 2022	Share issued upon incorporation	50,000	1	50,000
December 2, 2022	Share surrender and cancellation by sole shareholder	(49,999)	1	(49,999)
November 25, 2022	Share allotted and issued	11,249	1	11,249
December 5, 2022	Share Subdivision	22,488,750	0.0005	-
December 8, 2022	Share surrender and cancellation by sole shareholder	(6,450,000)	0.0005	(3,225)
June 2, 2023	Share surrender and cancellation by sole shareholder	(2,925,000)	0.0005	(1,463)
June 12, 2023	Share surrender and cancellation by sole shareholder	(375,000)	0.0005	(188)
June 15, 2023	Share surrender and cancellation by sole shareholder	(1,500,000)	0.0005	(750)
November 22, 2024	Issue of shares pursuant to IPO	1,725,000	0.0005	864
	Ordinary Shares issued and outstanding as of March 31, 2026 and 2025	12,975,000		6,488

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

18. Subsequent Events

As disclosed in the Company’s current report furnished on Form 6-K on May 26, 2026, the Company entered into a stock purchase agreement with PMA Technology Holdings Limited, Legend Master Development Limited and F.F.Formation Holding Co. Ltd (collectively the “PMA Sellers”) for the acquisition of the entire issued share capital of PMA Nano Carbon Tech Limited, an exempted limited company incorporated under the laws of the British Virgin Islands (the “Target Company”) at the consideration of USD110,000,000 in aggregate, which shall be settled by the Company issuing unsecured convertible promissory notes to the PMA Sellers of the same amount.

On June 9, 2026, the transaction closed where the entire issued share capital of PMA Nano Carbon Tech Limited was transferred to the Company and the Company issued three unsecured convertible promissory notes to the PMA Sellers in an aggregate amount of USD110,000,000.

On June 16, 2026, the Company resolved as an ordinary resolution that the authorized share capital of the Company be and is hereby increased from USD50,000 divided into 100,000,000 ordinary shares with USD0.0005 par value each (the “Ordinary Shares”) to USD25,000,000 divided into 50,000,000,000 Ordinary Shares with USD0.0005 par value each by the creation of additional 49,900,000,000 Ordinary Shares.

On June 16, 2026, the Company resolved as an ordinary resolution that the authorized share capital of the Company be and is hereby redesignated and reclassified from USD25,000,000 divided into 50,000,000,000 Ordinary Shares with USD0.0005 par value each to USD25,000,000 divided into 40,000,000,000 Class A ordinary shares with USD0.0005 par value each (the “Class A Ordinary Shares”) and 10,000,000,000 Class B ordinary shares with USD0.0005 par value each (the “Class B Ordinary Shares”) by taking the following steps:

(i)	all issued Ordinary Shares (except for 6,000,000 issued Ordinary Shares held by Mr. Chi Ming Lam) be and hereby are redesignated and reclassified into Class A Ordinary Shares on a one-for-one basis, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Amended M&A, and each being not convertible into any Class B Ordinary Shares unless approved by way of an ordinary resolution of the shareholders of the Company;

(ii)	6,000,000 issued Ordinary Shares held by Mr. Chi Ming Lam be and hereby are redesignated and reclassified into Class B Ordinary Shares on a one-for-one basis, each conferring the holder thereof one hundred (100) votes per Class B Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Amended M&A; and each being convertible into one Class A Ordinary Shares at the option of the holder thereof, at any time after issue and without the payment of any additional sum; and

(iii)	39,993,025,000 authorized but unissued Ordinary Shares be and hereby are redesignated and reclassified into Class A Ordinary Shares on a one-for-one basis and the remaining 9,994,000,000 authorized but unissued Ordinary Shares be and hereby are redesignated and reclassified into Class B Ordinary Shares on a one-for-one basis.

On August 11, 2026, the Company entered into a stock purchase agreement to acquire the entire issued share capital of Meals Through Seasons Limited, a business company incorporated under the laws of the British Virgin Islands, with Hongs Smart Limited and Yapjianhuei Smart Limited (collectively, the “MTS Sellers”) for an aggregate consideration of US$510,000,000, payable in full in securities of the Company. The Meals Through Seasons Limited holds the entire issued share capital of Meal Though Seasons HK Limited. Meal Though Seasons HK Limited is mainly engaged in organic agricultural product supply chains, agricultural base operations, agricultural product sorting and processing, cold chain logistics, channel sales and related businesses.

The aggregate consideration of US$510,000,000 is payable in full in securities of the Company, and no cash is payable by the Company. It comprises (i) 150,000,000 Class A ordinary shares of the Company, par value US$0.0005 per share, to be issued at closing at an agreed reference price of US$1.00 per share, representing an aggregate value of US$150,000,000, and (ii) unsecured convertible promissory notes in the aggregate original principal amount of US$360,000,000, to be issued at closing pursuant to a note purchase agreement to be entered into at closing. The consideration is allocated between the MTS Sellers in proportion to their respective interests in Meals Through Seasons Limited, being 70% for Hongs Smart Limited and 30% for Yapjianhuei Smart Limited.  Closing of the transaction is scheduled to occur on or before August 31, 2026, subject to the satisfaction or waiver of the conditions set out in the stock purchase agreement.

Except as disclosed above, the Company has evaluated all events subsequent to March 31, 2026 through the date these consolidated financial statements were available to be issued and, other than those described herein, has determined that there are no other material subsequent events requiring disclosure in these consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

PMA Nano Carbon Tech Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PMA Nano Carbon Tech Limited and its subsidiary (collectively the “Group”) as of June 9, 2026 and the related consolidated statements of operations and comprehensive loss and change in shareholders’ deficit, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of June 9, 2026, and the results of its operations for the period from incorporation (April 29, 2026) to June 9, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ FundCertify CPA Professional Corporation

FundCertify CPA Professional Corporation

Certified Public Accountants

PCAOB ID: 7189

We have served as the Group’s auditor since 2026.

Cary, North Carolina

August 14, 2026

PMA Nano Carbon Tech Limited and its subsidiary

Consolidated Balance Sheets

As of June 9, 2026

As of June 9,
2026
USD

Assets
Current asset
Amounts due from related parties (Note 5)	50,000
Total assets	50,000

Liabilities and shareholders’ deficit
Current liabilities
Accrued expenses	41,514
Amount due to a related party (Note 5)	12,153
Total liabilities	53,667

Shareholders’ deficit
Ordinary shares, 50,000 shares authorized; USD1 par value, 50,000 shares issued and outstanding, as of June 9, 2026 (Note 7)	50,000
Accumulated deficit	(53,667)
Total shareholders’ deficit	(3,667)

Total Liabilities and shareholders’ deficit	50,000

Commitments and contingencies (Note 6)
Subsequent Events (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

PMA Nano Carbon Tech Limited and its subsidiary

Consolidated Statements of Operations and Comprehensive Loss

For the period from incorporation (April 29, 2026) to June 9, 2026

Incorporation (April 29, 2026) to June 9, 2026
USD

Operating expenses
General and administrative expenses	(53,667)
Net loss and total comprehensive loss	(53,667)

The accompanying notes are an integral part of these consolidated financial statements.

PMA Nano Carbon Tech Limited and its subsidiary

Consolidated Statements of Changes in Shareholders’ Deficit

For the period from incorporation (April 29, 2026) to June 9, 2026

	Ordinary Shares			Total
	Number of shares	Amount	Accumulated deficit	shareholders’ deficit
		USD	USD	USD
Balance as of April 29, 2026	50,000	50,000	-	50,000
Net loss for the period	-	-	(53,667)	(53,667)
Balance as of June 9, 2026	50,000	50,000	(53,667)	(3,667)

The accompanying notes are an integral part of these consolidated financial statements.

PMA Nano Carbon Tech Limited and its subsidiary

Notes to Consolidated Financial Statements

For the period from incorporation (April 29, 2026) to June 9, 2026

1. Organization and Business Description

Organization and Nature of Operations

PMA Nano Carbon Tech Limited (“PMA”), was an exempted company with limited liability incorporated under the laws of the British Virgin Islands on April 29, 2026, as a holding company. The Company is engaged in provision of graphene-based thermal management technologies services and the Company operates its business in Singapore through its direct wholly-owned operating subsidiary, PMA Nano Carbon Technology Pte. Ltd (“PMA SG”).

The accompanying consolidated financial statements reflect the activities of the Company and the following entities:

Parent and subsidiary	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
PMA	April 29, 2026	British Virgin Islands	Parent	Investment holding
PMA SG	April 16, 2026	Singapore	100%	Provision of graphene-based thermal management technologies services

On May 26, 2026, Ming Shing Group Holdings Limited (“Ming Shing”) entered into a stock purchase agreement (the “SPA”) with PMA Technology Holdings Limited, Legend Master Development Limited and F.F.Formation Holding Co. Ltd (each a “Seller”, collectively the “Sellers”) for the acquisition of the entire issued share capital of PMA at the consideration of USD110,000,000 in aggregate, which shall be settled by Ming Shing issuing unsecured convertible promissory notes to the Sellers of the same amount. The consideration payable under the SPA will consist of convertible promissory notes issued by Ming Shing in the aggregate original principal amount of USD110,000,000, issued in the principal amounts of (i) USD66,000,000 to PMA Technology Holdings Limited; (ii) USD24,200,000 to Legend Master Development Limited; and (iii) USD19,800,000 to F.F.Formation Holding Co. Ltd, respectively (the “Notes”). The Notes will be issued pursuant to a a note purchase agreement (the “NPA”) with the Sellers for the issuance of the Notes. The NPA will be executed, and the Notes issued, at the Closing of the SPA. The Notes have no fixed maturity date and shall remain outstanding unless and until converted, redeemed, repurchased or cancelled. Pursuant to the NPA, Ming Shing and the Sellers agreed that the principal amount of the convertible promissory notes constitutes the entire purchase price payable by Ming Shing under the SPA and shall be satisfied solely by the issuance of the convertible promissory notes.

On June 9, 2026, the transaction closed where the entire issued share capital of PMA was transferred to Ming Shing.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements include all accounts of the Company and its wholly owned subsidiary (collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

Risk and Uncertainty

Significant Risks

Currency Risk

The Company’s operating activities are transacted in United States dollars (“USD”). There is no foreign exchange risk arises from future commercial transactions, and recognized assets and liabilities.

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

The exposure to credit risk, which will cause a financial loss to us due to failure to discharge an obligation by the counterparties, relates primarily to our amounts due from related parties. The Company considers the maximum exposure to credit risk equals to the carrying amount of these financial assets in the consolidated balance sheets.

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

Use of Estimates

The preparation of the audited consolidated financial statements in conformity with accounting principles generally accepted in U.S. GAAP and applicable rules and regulations of the SEC, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates required to be made by management, include, but are not limited to, the expected credit loss provision and contingencies. Actual results could differ from those estimates. The Company evaluates these estimates on an ongoing basis and revises estimates as circumstances change. The Company bases its estimates on historical experience, anticipated results, trends, and other various assumptions that it believes are reasonable.

Foreign currency translation and transaction and Convenience translation

The Company’s reporting currency is the USD. The Company’s operations are principally conducted in Singapore where USD is the functional currency.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive loss.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as amounts due from related parties and amount due to a related party approximate their fair values because of the short maturity of these instruments and market rates of interest.

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

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of amounts due from related parties and amount due to a related party approximate the fair value of the respective assets and liabilities as of June 9, 2026 due to their short-term nature.

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

General and administrative expenses

General and administrative expenses mainly consist of administrative staff cost, office supplies and start-up costs.

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

We believe there were no uncertain tax positions as of June 9, 2026. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months. We are not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

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

Recently Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In December 2024, the FASB issued ASU 2024-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures (“ASU 2024-09”) to provide disaggregated income tax disclosures on rate reconciliation and income taxes paid. The Company is required to adopt the guidance in the fourth quarter of fiscal 2026, though early adoption is permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

In January 2025, the Financial Accounting Standards Board (“FASB”) updated 2025-01: Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. Public business entities must adopt the guidance in Update 2024-03 for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The update clarifies that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is evaluating the impact the updated guidance will have on its combined financial statements and disclosures.

In March 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810)” (“ASU 2025-03”). The amendments in this Update require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a variable interest entity (VIE) that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. The amendments in this Update differ from current GAAP because, for certain transactions, they replace the requirement that the primary beneficiary always is the acquirer with an assessment that requires an entity to consider the factors to determine which entity is the accounting acquirer. The amendments in this Update enhance the comparability of financial statements across entities engaging in acquisition transactions effected primarily by exchanging equity interests when the legal acquiree meets the definition of a business. Specifically, under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments in this Update do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. Management is currently evaluating the standard to determine the impact of adoption on its consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. The amendment is effective for annual reporting periods beginning after December 15, 2025, and requires prospective application. The Group is assessing the impact of adoption of the ASU on the consolidated financial statements. The Group does not expect the adoption of the ASU to have a material impact on the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update improves U.S. GAAP by establishing authoritative guidance on the accounting for government grants received by business entities. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. The Company is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”), which clarifies the application of interim reporting guidance and improves the organization’s required interim disclosures. The standard is effective for interim reporting periods beginning after December 15, 2027 for public business entities. Early adoption is permitted. The Company is evaluating the effect of adopting ASU 2025-11.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated balance sheets, statements of operations and comprehensive income and cash flows.

3. Accrued Expenses

Components of accrued expenses are as follows as of June 9, 2026:

As of June 9,
2026
USD

Accruals for operating expenses	2,664
Accrued payroll	38,850
Total	41,514

4. Income Taxes

British Virgin Islands

Pursuant to the current rules and regulations, the British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the British Virgin Islands.

Singapore

Singapore income tax for companies is calculated at the statutory tax rate of 17% of the estimated taxable profit for the fiscal year.

No provision has been made for Singapore Corporate Income Tax in the financial statements as the Group did not have estimated assessable profits arising in Singapore for the period from incorporation (April 29, 2026) to June 9, 2026.

Incorporation (April 29, 2026) to June 9, 2026
USD
Loss before income taxes	(53,667)
Singapore Corporate Income Tax rate	17.0%
Income taxes computed at Singapore Corporate Income Tax rate	(9,123)

Reconciling items:
Tax effect of non-deductible expenditure	9,123
Income tax expense	-

5. Related Party Transactions

(a) Amounts due from related parties

As of June 9, 2026, the balances due related parties were as follows:

As of June 9,
2026
Due from shareholders
PMA Technology Holdings Limited (1)	30,000
Legend Master Development Limited(1)	11,000
F.F.Formation Holding Co. Ltd(1)	9,000
50,000

(1)	The balances represented the contribution of share capital payable to the company. The amounts were unsecured, interest-free and repayable on demand.

b. Amount due to a related party

As of June 9, 2026, the balance due to a related party was as follows:

As of June 9,
2026
Due to a director
Mr. PAN ZHIJUN (1)	12,153

(1)	The balance represented the advance from director. The amount was unsecured, interest-free and repayable on demand.

6. Commitments and Contingencies

Commitments

As of June 9, 2026, the Company did not have any significant capital and other commitments.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 9, 2026 and through the issuance date of these consolidated financial statements.

7. Shareholders’ Deficit

As discussed in the Note 1 to the consolidated financial statements, the ordinary shares issuance and outstanding are summarized below.

Date	Events	Number of shares	Par value	Amount
April 29, 2026	Share issued upon incorporation	50,000	1	50,000
	Ordinary Shares issued and outstanding as of June 9, 2026	50,000		50,000

8. Subsequent Events

Subsequent to June 9, 2026, the Company completed a business combination with Ming Shing, through which it acquired an intangible asset of developed technology. Based on the preliminary purchase price allocation prepared by an independent professional valuer engaged by Ming Shing’s management, the carrying amount of the acquired intangible asset has been determined to be approximately USD107 million.

Except as disclosed above, the Company has evaluated all events subsequent to June 9, 2026 through the date these consolidated financial statements were available to be issued and, other than those described herein, has determined that there are no other material subsequent events requiring disclosure in these consolidated financial statements.

